Filing Pursuant to Rule 424(b)(3)

Registration Nos. 333-118379;

333-118379-01; 333-118379-02;

333-118379-03; 333-118379-04;

333-118379-05; 333-118379-06;

333-118379-07; 333-118379-08;

333-118379-09; 333-118379-10;

333-118379-11; 333-118379-12;

333-118379-13

PROSPECTUS

Offer to Exchange up to

$185,000,000 of its 8 1/8% Series B Senior Notes due 2011

which have been registered under the Securities Act of 1933 for any and all of its outstanding 8 1/8% Series A Senior Notes due 2011

Offer to Exchange up to

$150,000,000 of its 9¾% Series B Senior Subordinated Notes due 2014

which have been registered under the Securities Act of 1933 for any and all of its outstanding 9¾% Series A Senior Subordinated Notes due 2014

MATERIAL TERMS OF THE EXCHANGE OFFER

♦Expires at 5:00 p.m., New York City time, on October 22, 2004, unless extended.

♦The only conditions to completing the exchange offer are that the exchange offer not violate applicable federal law and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

♦All Series A notes that are validly tendered and not validly withdrawn will be exchanged.

♦Tenders of Series A notes may be withdrawn at any time prior to the expiration of the exchange offer.

♦The exchange of notes will not be a taxable exchange for U.S. income tax purposes.

♦We will not receive any proceeds from the exchange offer.

♦The terms of the Series B notes to be issued in the exchange offer are substantially identical to the Series A notes that we issued on June 11, 2004, except for transfer restrictions, registration rights and liquidated damages.

♦The Series A notes are, and the Series B notes will be, guaranteed by Paperweight Development Corp., which is our parent company, and certain of our present and future domestic and foreign subsidiaries. If we cannot make payments on the notes when they are due, the parent and subsidiary guarantors must make them instead. Not all of our subsidiaries guarantee the notes.

♦The Series B senior notes and the related guarantees are our and the guarantors’ unsecured senior obligations and rank senior to all of our and the guarantors’ existing and future senior subordinated indebtedness, including the Series B senior subordinated notes offered hereby, and rank equally with all of our and the guarantors’ existing and future senior indebtedness. The Series B senior subordinated notes and the related guarantees are our guarantors’ senior subordinated obligations and rank behind all of our and the guarantors’ existing and future indebtedness and rank equally with all of our and the guarantors’ existing and future senior subordinated indebtedness.

♦There is no established trading market for the registered notes and we do not intend to apply for listing of the registered notes on any securities exchange.

Consider carefully the “ Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2004

PROSPECTUS SUMMARY

This summary highlights information that we believe is especially important concerning this offering. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus carefully, including the discussion under the heading “Risk Factors” and our consolidated financial statements and related notes, before deciding whether to invest in the notes.

All references in this prospectus to a fiscal year refer to our fiscal year ended on the Saturday closest to December 31 of that year. All references to the refinancing refer to the offering of old notes, our entry into the new credit facilities and repayment of certain of our existing indebtedness.

Unless stated to the contrary or the context requires otherwise, all references to “Appleton Papers,” “we,” “us” or “our” refer to Appleton Papers Inc. and our subsidiaries and predecessors. All references to industry research with respect to the carbonless paper industry refer to studies conducted by independent researchers such as CAP Ventures, Laves Chemie, the Document Management Industry Association and the Printing Industry Association. All references to industry research with respect to the thermal paper industry refer to studies conducted by independent researchers such as CAP Ventures and Laves Chemie. All references to industry research with respect to the performance packaging industry refer to studies conducted by independent researchers such as The Flexible Packaging Association and other industry consultants and universities. All references to industry research with respect to the security products industry refer to studies conducted by independent researchers such as PIRA International and Product & Image Security (PISEC).

The Exchange Offer

We issued in a private placement $185.0 million in aggregate principal amount of our 8 1/8% Series A Senior Notes due 2011 and $150.0 million in aggregate principal amount of our 9 3/4% Series A Senior Subordinated Notes due 2014 to Bear, Stearns & Co. Inc., UBS Securities LLC, ABN AMRO Incorporated and Piper Jaffray & Co., the initial purchasers, on June 11, 2004. We refer to these notes in this prospectus collectively as the “old notes.” The initial purchasers resold the old notes to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act of 1933, as amended. The purchasers of the old notes agreed to comply with transfer restrictions and other conditions. We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your old 8 1/8% Series A Senior Notes due 2011 and 9 3/4% Series A Senior Subordinated Notes due 2014 in the exchange offer for our 8 1/8% Series B Senior Notes due 2011 and 9 3/4% Series B Senior Subordinated Notes due 2014, which we refer to in this prospectus collectively as the “registered notes,” with substantially identical terms. We refer to the old notes and the registered notes collectively as the “notes.” We believe that the registered notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act, subject to certain limited conditions. You should read the discussion under the headings “The Exchange Offer” and “Description of Registered Senior Notes” and “Description of Registered Senior Subordinated Notes” for further information regarding the registered notes.

Overview

We are a leading manufacturer of specialty, high value-added coated papers, and also a provider of flexible performance packaging products and printed security products. We believe we are the world’s largest producer of carbonless paper and the United States’ and Canada’s largest manufacturer of direct thermal paper products. We are also a provider of “mission-critical” secure and specialized printing services and a niche market producer of performance packaging products. We create product solutions for customers and end-market users through the development and use of coating formulations and applications, as well as encapsulation, security, printing and packaging technologies. We manufacture our products using highly technical processes that involve the application of specialized dyes, reactive chemicals, watermarks, embedded fibers and multi-layered films. We have longstanding relationships with many of our customers and are the major supplier to many of the significant customers in our coated solutions, thermal and advanced technical products and security products businesses. Some of the customers for whom we are a major supplier are: Avery Dennison Corporation, Fasson Roll

Division; Deluxe Corporation; Green Bay Packaging Inc.; Moore Wallace Inc., a subsidiary of R.R. Donnelley & Sons Company; NCR Corporation; the Royal Mail Group plc; The Relizon Company; Rittenhouse, a division of Nashua Corporation; the United Kingdom’s national rail system (ATOC); Unisource Worldwide, Inc.; and xpedx.

Our business is composed of four segments: Coated Solutions; Thermal and Advanced Technical Products; Security Products; and Performance Packaging. We operate six manufacturing facilities in the United States and three manufacturing facilities in the United Kingdom. We promote and sell our products primarily through our own sales and marketing organization and employ technical services and customer service representatives to ensure top quality service and support to our customers.

Coated Solutions.    We believe we are the world’s largest producer of carbonless paper, both rolls and sheets, having shipped approximately 350,000 tons worldwide in 2003. We estimate that we have a 54% share of the overall U.S. carbonless paper market, which is composed of a 54% share of the U.S. carbonless roll market and a 54% share of the more profitable U.S. carbonless sheet market. We believe our next largest competitor has a 39% share of the carbonless roll market and a 25% share of the carbonless sheet market. Carbonless paper is used to make multipart business forms such as invoices and credit card receipts. We believe we have the broadest carbonless product offering in the industry. We believe that we were essentially the sole provider to approximately 80% of our carbonless customers in fiscal 2003, which included some of the largest printers, converters and merchants in the United States, as well as smaller regional printers. In addition, we produce coated products for inkjet printing, point-of-sale displays and other design and print applications. We also offer customers custom coating solutions and the potential for strategic partnerships through our engineered manufacturing solutions, which we also refer to as toll coating. Toll coating focuses on our ability to apply barrier and/or printable coatings to substrates for other manufacturers of web products. For the quarter ended July 4, 2004, coated solutions contributed approximately 64% of our net sales.

Thermal and Advanced Technical Products.    We believe we are the largest producer of direct thermal paper products with an approximately 40% share of the combined U.S. and Canadian thermal paper market in fiscal 2003, which we believe was more than twice as large as the market share of our largest competitor. The thermal and advanced technical products segment consists of our thermal paper business as well as the development of non-thermal products and related substrates for the transaction and item identification markets. Thermal paper is used in a broad range of products including: point-of-sale products like receipts and coupons; label products for grocery, shipping and other applications; tag and ticket products for gaming, entertainment, airline baggage and transportation tickets; and products for medical diagnostic charts and other specialty applications. We have long-term relationships with a majority of our thermal customers and believe we provide a major share of our top ten customers’ direct thermal paper requirements. We sell our thermal products to printers, converters and pressure-sensitive adhesive coaters, who in turn sell to label printers, end-use customers and resellers, such as office supply stores, office superstores, warehouse clubs, mail order catalogs and equipment dealers. For the quarter ended July 4, 2004, thermal and advanced technical products contributed approximately 20% of our net sales.

Security Products.    Our security business provides products and solutions with security features that make documents, products and processes resistant to forgery, tampering and counterfeiting. Our security products business combines substrate technologies, like watermarks, taggants, embedded threads and fibers and machine-readable technologies, with the ability to trace and verify documents and packages with tracking technologies. One such tracking technology in development is radio frequency identification. The substrate segment of our security products business focuses on adding security features to checks, business and government documents like automobile titles and birth certificates, and on the emerging brand protection market for products like pharmaceuticals, labels and packaging. In December 2003, we acquired BemroseBooth, located in the United Kingdom, to broaden our product offerings and increase our presence with end-market users. BemroseBooth is a provider of “mission-critical” secure and specialized print services. BemroseBooth’s products include printed vouchers and payment cards, mass transit and car parking tickets, high-integrity mailing services and printed promotional products. Based on internal estimates, we believe that we have a substantial share of the U.K. gift voucher and mass transit and car parking ticket markets. We are the sole provider of secure tickets for the United Kingdom’s national rail system and also a sole provider of certain secure mail products to the Royal Mail Group plc. For the quarter ended July 4, 2004, security products contributed approximately 11% of our net sales.

Performance Packaging.    We entered the performance packaging business when we acquired two privately held companies, C&H Packaging Company, Inc. and American Plastics Company, Inc. on April 30, 2003. This has allowed us to broaden our technical abilities and further diversify our product offerings. Our new business initiatives in performance packaging focus on both the consumer and commercial markets. Our performance packaging business focuses on the high value-added segment of the packaging business and leverages our expertise in coating applications, microencapsulation and complex multi-layer film extrusion, printing and laminating. We produce, laminate and print five- to eight-layer co-extruded high oxygen barrier films for such applications as pouches and bags for meat snacks, nuts, confections, cheese, pet food and bakery products. The ability to produce co-extruded high oxygen barrier films is a particular market niche, which enables us to differentiate our performance packaging business from other plastic film packaging companies. We supply dairy and food producers, manufacturers of private label products and food co-packers, as well as packaging producers and film converters. We continue to pursue packaging projects that leverage our expertise in our core technical abilities and have several packaging projects at various stages of development. For the quarter ended July 4, 2004, performance packaging products contributed approximately 5% of our net sales.

Our Competitive Strengths

Market Leader.    We believe our leading position in our carbonless and thermal markets and certain niche security product markets results in meaningful competitive advantages and greater profitability. We believe that we have earned customer loyalty and captured market share due to our broad range of products, emphasis on quality, customer support services and innovation.

High Quality, Established Customer Base.    We sell to a reputable and established customer base. Due to our product quality, competitive pricing and overall customer support and service, we serve as the major supplier to many of our customers, and have maintained a relatively stable customer base in our coated solutions, thermal and advanced technical products and security products businesses. Our customers and end-market users of our products include several of the largest printers and paper merchants, as well as some of the largest corporations in the United States and the United Kingdom.

Cost-Competitive Manufacturing Facilities and Improved Processes.    From fiscal 1999 through fiscal 2003, we invested approximately $186 million in capital improvements at our manufacturing facilities to improve our production flexibility and to increase yields and production speeds. Our employees have also consistently reduced our manufacturing costs each year by actively pursuing cost-saving initiatives targeted at three areas: purchasing, product design and manufacturing yields. Through these capital investments and cost-saving initiatives, we have reduced our manufacturing costs, while maintaining or improving the quality of our products. Annual cost savings have averaged $17 million per year from fiscal 1999 through fiscal 2003, with approximately $8.7 million in 2003, for a total cost savings over that period of approximately $86 million.

Efficient Manufacturing Structure.    We produced more than 430,000 tons of carbonless and thermal paper in fiscal 2003. We believe that our significant annual production of carbonless and thermal paper, combined with our highly efficient paper mill structure provides us with a competitive cost position in the marketplace. Our pulp and paper mills in West Carrollton, Ohio and Roaring Spring, Pennsylvania, which operate at full capacity, are able to produce uncoated plain paper, which we call basestock, from pulp and apply the carbonless coatings on the paper machine in the same process. We believe we are the only U.S. producer of carbonless paper that uses on-machine coating to apply microcapsules, which reduces our costs and production time. Our mills are complemented by our Appleton, Wisconsin plant, which employs flexible off-machine coaters to produce our thermal grades, carbonless sheets and shorter-run, specialty carbonless roll grades and helps fulfill customer orders above available capacity at our paper mills.

Supply Chain Management.    Our principal raw materials consist of basestock, chemicals, pulp, wastepaper and packaging. In fiscal 2003, these raw materials represented approximately 50% of our cost of goods sold. Basestock accounts for approximately 20% of our cost of goods sold and is acquired principally from four sources with whom we have pricing and/or volume target purchase arrangements. We are also party to two significant supply agreements for certain of the chemicals necessary for carbonless and thermal paper production. In addition, we work with a national broker to purchase wastepaper at competitive prices. These agreements and processes help to protect us from the pricing cycles we experience with certain of our raw materials. As of January 3, 2004, we had over $200 million of our raw material needs under contract. This amount represents approximately 75% of our estimated raw material costs over the next five years. In an effort to further reduce our raw material costs, we are currently investigating internal supply opportunities that may exist with our thermal and advanced technical products and security products businesses, as well as within the performance packaging business.

Technological Expertise and Innovation.    We believe that our technological expertise and product development capabilities distinguish us from our competitors and will enable us to continue to develop new specialty, high value-added coated paper, security and performance packaging products. Since the late 1960s when we co-introduced and commercialized thermal paper, we have continued to expand the capabilities of our thermal products by improving image quality and stability, resistance to environmental factors and printing characteristics. By combining our proprietary expertise in encapsulation technology, specialty coating chemistry, coating application systems, security technologies, complex multi-layer film extrusion, printing and labeling, we have established a platform from which we are developing innovative new products and improvements in response to our customers’ needs. For example, the recent introduction of a high yield point-of-sale thermal paper grade has enabled us to increase the length of a roll of thermal cash register paper by approximately 28%. This increase in roll length has enabled retail customers to increase checkout throughput by reducing cash register downtime. We have also applied our research and development capabilities to reduce costs, develop product line extensions and new products and to increase the technology transfer between our businesses.

High Level of Customer Support and Service.    Through our Customer Focused Quality process, we maintain a high level of customer service, which we believe has been instrumental in becoming the major supplier to some of our most significant customers in our coated solutions, thermal and advanced technical products and security products businesses. We offer our coated solutions and thermal and advanced technical products customers a comprehensive range of high quality carbonless and thermal products and a responsive, nationwide system of eight distribution centers, with 99% in-stock availability and approximately 98% on-time delivery in fiscal 2003. We are in the process of implementing a new enterprise resource planning system to further optimize our business operations and expand our capabilities to accommodate business growth. We believe that the responsiveness of our customer support team, in combination with our other value-added services, strengthens our customers’ operations and improves their satisfaction.

Strong Cash Flow Generation Profile.    We believe our market leadership positions, concentration in high value-added products and focus on operational efficiencies has resulted in our ability to generate strong and reasonably predictable cash flows. In addition, our status as a qualified subchapter S corporation in the United States has provided additional cash flow by significantly reducing our federal income taxes. Our strong cash flow has enabled us to repay approximately $225 million in indebtedness, while making over $100 million in acquisitions since December 2001.

Experienced Management Team and ESOP Ownership.    Our 13-member executive team, identified under the heading “Management—Directors and Executive Officers,” has an average of over 16 years of experience with us and has developed a strong infrastructure of managers, personnel and systems. We believe that our team of over 3,300 employees, who have an average of 16 years of service with us, are dedicated, customer-focused and loyal. We currently enjoy good relations with our union workforce. We have not had a work stoppage in over 30 years and have more than one year remaining on all three of our major labor contracts. We have been 100% ESOP-owned since November 9, 2001. We believe that this ownership structure has created meaningful incentives for our U.S. employees to continue to focus on our customers and to deliver strong financial performance.

Our Business Strategy

Focus on Attractive Market Segments.    Our sales and marketing efforts are focused on the higher margin, value-added segments of the coated solutions, thermal and advanced technical products, security products and performance packaging markets. In the coated solutions market, we have established strong relationships with merchants that sell carbonless sheets to small printer accounts. As a result of these efforts, and the historically slower rate of decline in the carbonless sheet market, we expect our higher margin carbonless sheets to contribute a growing portion of our overall carbonless gross profit. In the thermal and advanced technical products markets, we have targeted our sales, marketing and product development efforts on value-added products, particularly the label, tag and ticket and gaming segments. In the security products markets, we have targeted the government and business document segment, where demand for products is continuous. In the performance packaging products markets, we have targeted the niche market for multi-layer co-extruded barrier films for high oxygen barrier applications.

Continue to Capitalize on Market Differentiation.    We intend to continue to differentiate our company by providing our customers with a broad range of high quality products, along with superior customer service. As part of our Customer Focused Quality process, we work with our customers to define their expectations and establish performance measures and work toward continuous improvement. We also strive to increase the efficiency of our customers’ operations by developing electronic system links, maintaining our 99% rate of in-stock availability in carbonless and thermal paper and our high rate of on-time delivery and by offering support services such as technical seminars, warehouse consultations and training programs. We believe that maintaining our focus on the breadth of our product offering and providing a high level of customer service differentiates us from our competitors and enhances our financial performance.

Continue to Pursue Operational Efficiency.    We continuously pursue cost savings through purchasing initiatives, internal supply initiatives, improved product design and enhanced manufacturing processes, which result in higher finished product yields and reduced manufacturing costs. We have been steadily increasing our internally generated basestock use as a percentage of our total basestock use from 61% in fiscal 2000 to 82% in fiscal 2003. We expect that our more efficient internal pulp and basestock production, which uses on-machine coaters, will reduce our higher cost purchases of external basestock over the next five years.

Leverage Core Technology.    We believe that our core competencies of microencapsulation technology, specialty coating chemistry, coating application systems, security technologies, complex multi-layer film extrusion, printing and laminating can be leveraged into new product applications. For example, we are pursuing the development of an insulated hot cup for food service applications. This technology is a combination, composite structure that incorporates a paper substrate, a film, and a foam substrate to provide enhanced insulation properties along with excellent printing capabilities for graphics. We intend to continue to leverage our core technology and capabilities to pursue new business development opportunities with the goal of enhancing our future cash flows and overall financial performance.

Selectively Pursue Acquisitions.    Our strategy for growth includes strengthening and expanding our presence in certain market segments and broadening our product offerings through acquisitions. We have evaluated and will continue to evaluate opportunities to acquire other companies that will help us achieve our business strategies.

Industry Overview

Coated Solutions.    We believe that in 2003 the U.S. carbonless market totaled more than 515,000 tons, with rolls accounting for approximately 80% of sales volume and precut sheets accounting for approximately 20% of sales volume. Based on our assessment, we believe the annual rates of decline in the U.S. carbonless market from 1994 to 1999 were between 1% and 7%, with a compound annual rate of approximately 4% during this period. On the same basis, we estimate that the U.S. carbonless market declined by approximately 10% in 2000 and by approximately 8% percent annually from 2001 through 2003, and will decline at a compound annual rate of approximately 9% between 2004 and 2008. We attribute these varying rates of decline to fluctuations in the number of commercial transactions in which carbonless products are used, as well as changes in technological substitution rates. We expect the rate of decline for carbonless sheets in the United States to continue to be lower than the rate of decline for carbonless rolls.

Thermal and Advanced Technical Products.    We believe that in 2003 the U.S. and Canadian thermal market totaled more than 175,000 tons, while total thermal consumption outside the United States and Canada was more than double that amount. Based on our assessment, we estimate that the annual rates of growth in the U.S. and Canadian thermal market from 1995 to 2003 averaged 7% for the period. We believe this market will grow at a compound annual rate of 5% to 6% between 2004 and 2008 as demand for thermal paper continues to grow and new applications are developed that use the benefits of thermal technology. These benefits include lower cost, quiet operation, cleanliness, increased speed and high print quality.

Security Products.    The importance of secure documents and processes has become more evident as a result of recent developments in the geopolitical climate. We believe the security products market is developing and remains fragmented. We estimate that the market for secure corporate checks will grow approximately 1% to 2% per year through 2005.

Performance Packaging.    We estimate that the overall market for flexible packaging is between $18 and $20 billion per year. We believe high performance film structures will continue to displace other types of flexible packaging. Advances in this technology, combined with continued demand for consumer convenience and extended shelf life needs, are projected to result in a 9% to 10% market growth for high oxygen barrier co-extruded films, and we estimate 14% to 16% growth for retail stand up pouches through 2005.

The ESOP and the Acquisition

Our 401(k) plan, which is called the Appleton Papers Retirement Savings and Employee Stock Ownership Plan and which we refer to as the KSOP or the plan, includes a separate employee stock ownership plan component, which we refer to as the ESOP or the Company Stock Fund, which has invested and will invest in common stock of Paperweight Development Corp., which we refer to as Paperweight Development or PDC.

In August 2001, we offered our employees a one-time irrevocable election to direct the ESOP trustee to accept the transfer of all or any part of their existing balances in the 401(k) plan and our 401(a) plan to the Company Stock Fund. The total proceeds transferred to the Company Stock Fund were approximately $107 million, representing an average election by each eligible employee to direct the transfer of approximately 73% of his or her account balance to the Company Stock Fund.

On November 9, 2001, the ESOP purchased 100% of the common stock of Paperweight Development. Paperweight Development simultaneously used all the proceeds from the sale of those shares of common stock, along with the proceeds from a senior credit facility, senior subordinated notes due 2008, a deferred payment obligation and its available cash, to finance the purchase of Appleton from Arjo Wiggins Appleton p.l.c., which is now known as Arjo Wiggins and which we refer to as AWA. We refer to this transaction as the “acquisition.”

We are now a wholly-owned subsidiary of Paperweight Development and the ESOP owns 100% of the shares of common stock of Paperweight Development. Paperweight Development has elected to be treated as a subchapter S corporation for federal and, where recognized, state income tax purposes, and has elected that its eligible subsidiaries be treated as qualified subchapter S subsidiaries for federal and, where recognized, state income tax purposes. This treatment, together with 100% ownership of Paperweight Development’s common stock by the tax-exempt ESOP, has resulted in substantial corporate tax savings and enhanced cash flow for us. Paperweight Development does not conduct any business apart from undertaking matters incidental to its ownership of stock of its subsidiaries, matters relating to the ESOP and taking actions related to the acquisition agreements with AWA.

Debt Tender Offer and Repayment

We used the net proceeds of the offering of the old notes, together with the initial borrowings under our new senior credit facilities, to finance the repurchase of substantially all of our 12 1/2% senior subordinated notes due 2008 pursuant to a cash tender offer that was completed on June 11, 2004 and to repay certain of our outstanding indebtedness, including the deferred payment obligation due 2010, which we incurred in connection with the acquisition.

Pursuant to the tender offer, we offered to purchase any and all of our outstanding 12 1/2% senior subordinated notes for a total consideration of $1,192.78 for each $1,000 principal amount of such notes validly tendered on or before May 25, 2004 and a purchase price of $1,162.78 for each $1,000 principal amount of such notes validly tendered subsequent to May 25, 2004 but prior to or on June 11, 2004. Of the approximately $200 million in aggregate principal amount of the 12 1/2% senior subordinated notes outstanding, we received valid tenders of approximately $193 million in aggregate principal amount of the 12 1/2% senior subordinated notes.

In connection with the acquisition, Paperweight Development issued a deferred payment obligation to an affiliate of AWA, which we refer to throughout this prospectus as the deferred payment obligation, which had a value at the closing of the acquisition of $140 million. The deferred payment obligation accreted in value at the rate of 10% per annum. As a result of negotiations with AWA, Paperweight Development repurchased the deferred payment obligation from AWA’s affiliate for approximately $167.1 million in cash at the closing of the refinancing. In addition, we amended the agreements pursuant to which AWA was obligated to indemnify us for specified environmental liabilities relating to the contamination of the Lower Fox River and for certain obligations under the purchase agreement relating to the acquisition. The amendment to the purchase agreement terminated certain of AWA’s reporting, escrow and indemnification obligations to us. AWA continues to be obligated to indemnify us for specified environmental liabilities relating to the contamination of the Lower Fox River and for all environmental matters as provided in the purchase agreement.

New Senior Credit Facilities

Simultaneously with the closing of the offering of the old notes, we entered into new senior credit facilities for up to an aggregate initial amount of $375 million to replace our then existing senior credit facilities. The new senior credit facilities consist of a $125 million senior secured revolving line of credit and a $250 million senior secured term loan. The new senior credit facilities are guaranteed by substantially all of our subsidiaries other than certain immaterial subsidiaries. In addition, they are secured by liens on substantially all of our, the subsidiary guarantors’ and certain of our other subsidiaries’ assets and by a pledge of our capital stock and our subsidiaries’ capital stock. The revolving credit facility and the term loan will mature on June 11, 2009 and June 11, 2010, respectively. Bear, Stearns & Co. Inc. and UBS Securities LLC served as joint lead arrangers on the senior credit facilities. Bear Stearns Corporate Lending Inc. serves as administrative agent. UBS Securities LLC serves as syndication agent. For more information regarding our new senior credit facilities, see “Description of New Senior Credit Facilities.”

Summary of the Terms of the Exchange Offer

The exchange offer relates to the exchange of up to $335.0 million aggregate principal amount of old notes for an equal aggregate principal amount of registered notes. We issued and sold in a private placement $335.0 million in aggregate principal amount of the old notes on June 11, 2004. The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes have been registered under the Securities Act and will not bear legends restricting their transfer and, except under limited circumstances, your rights under the registration rights agreement, including your right to receive liquidated damages, will terminate. We issued the old notes under indentures that grant you certain rights. The registered notes also will be issued under the indentures and you will have the same rights under the indentures as the holders of the old notes. See “Description of Registered Senior Notes” and “Description of Registered Senior Subordinated Notes.”

Registration Rights Agreement

The registration rights agreement grants the holders of the old notes exchange and registration rights. The exchange offer is intended to satisfy these rights. If you are eligible to participate in the exchange offer and do not tender your old notes, you will continue to hold the old notes, which will continue to be subject to restrictions on transfer under the Securities Act. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradeable registered notes in the exchange offer or you are ineligible to participate in the exchange offer and indicate that you wish to have your old notes registered under the Securities Act. See “The Exchange Offer—Procedures for Tendering.”

Securities Offered

Up to $185.0 million aggregate principal amount of 8 1/8% Series B Senior Notes due 2011 and up to $150.0 million aggregate principal amount of 9 3/4% Series B Senior Subordinated Notes due 2014. The terms of the registered notes and the old notes are identical in all material respects, except that the registered notes will not contain securities law restrictions on transfer and, except under limited circumstances, your rights under the registration rights agreement, including your right to receive liquidated damages, will terminate.

The Exchange Offer

We are offering to exchange $1,000 principal amount of $185.0 million aggregate principal amount of 8 1/8% Series B Senior Notes due 2011 and 9 3/4% Series B Senior Subordinated Notes due 2014, which have been registered under the Securities Act, for each $1,000 principal amount of 8 1/8% Series A Senior Notes due 2011 and 9 3/4% Series A Senior Subordinated Notes due 2014, respectively, which were issued on June 11, 2004 in a private placement. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are properly tendered and not properly withdrawn will be exchanged.

As of this date, there are $335.0 million aggregate principal amount of old notes outstanding. We will issue the registered notes promptly after the expiration of the exchange offer.

Resales of the Registered Notes

We believe that the registered notes to be issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if you meet the following conditions:

(1)	the registered notes are acquired by you in the ordinary course of your business;

(2)	you are not engaged in and do not intend to engage in a distribution of the registered notes;

(3)	you do not have an arrangement or understanding with any person to participate in a distribution of the registered notes; and

(4)	you are not an affiliate of ours, as that term is defined in rule 405 under the Securities Act.

If you do not meet the above conditions, you may incur liability under the Securities Act if you transfer any registered note without delivering a prospectus meeting the requirements of the Securities Act or without qualifying for a registration exemption. We do not assume or indemnify you against that liability.

Each broker-dealer that is issued registered notes in the exchange offer for its own account in exchange for old notes which were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the registered notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer these registered notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on October 22, 2004, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

Conditions to the Exchange Offer

The only conditions to completing the exchange offer are that the exchange offer not violate applicable federal law and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests

The old notes were issued as global securities in fully registered form without coupons and were deposited upon issuance with U.S. Bank National Association, the trustee, as custodian for The Depository Trust Company. Beneficial interests in the old notes which are held by direct or indirect participants in DTC through certificateless depositary interests are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an old note held in the form of a book-entry interest and you wish to tender your old note for exchange pursuant to the exchange offer, you must transmit to U.S. Bank National Association, as exchange agent, on or prior to the expiration of the exchange offer either:

•	a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

•	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive prior to the expiration of the exchange offer either:

•	a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer;” or

•	the documents necessary for compliance with the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

A letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us that, among other things:

•	the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

•	you are not engaged in and do not intend to engage in a distribution of the registered notes;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the registered notes; and

•	you are not our affiliate.

Procedures for Tendering Certificated Old Notes

No certificated notes are issued and outstanding as of the date of this prospectus. If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in this prospectus under the heading “The Exchange Offer—Procedures for Tendering—Certificated Old Notes.”

Special Procedures for Beneficial Owner

If you are the beneficial owner of old notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering—Procedures Applicable to All Holders.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and:

(1)	they are not immediately available;

(2)	time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or

(3)	you cannot complete the procedure for book-entry transfer on a timely basis,

you may tender your old notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of Registered Notes

Except under the circumstances described above under “Conditions to the Exchange Offer,” we will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The registered notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer.”

Withdrawal

You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.

Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. Its address and telephone number are set forth in “The Exchange Offer—Exchange Agent.”

Consequences of Failure to Exchange

If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your old notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange.”

Federal Income Tax Consequences	The exchange of old notes will not be a taxable event for federal income tax purposes. See “Material Federal Income Tax Consequences.”

Summary of the Terms of the Registered Notes

Issuer	Appleton Papers Inc.

Notes Offered	$185,000,000 in principal amount of 8 1/8% senior notes due 2011.
$150,000,000 in principal amount of 9 3/4% senior subordinated notes due 2014.

Use of Proceeds	We will not receive any cash proceeds upon completion of the exchange offer.

Maturity Date	The registered senior notes will mature on June 15, 2011.
The registered senior subordinated notes will mature on June 15, 2014.

Interest

The registered senior notes will accrue interest from the issue date at a rate of 8 1/8% per year. Interest on the registered senior notes will be payable semi-annually in arrears on each June 15 and December 15 commencing on December 15, 2004.

The registered senior subordinated notes will accrue interest from the issue date at a rate of 9 3/4% per year. Interest on the registered senior subordinated notes will be payable semi-annually in arrears on each June 15 and December 15 commencing on December 15, 2004.

Guarantees

The registered notes are unconditionally guaranteed, jointly and severally, by Paperweight Development Corp. and certain of our present and future domestic and foreign subsidiaries, all of which we refer to in this prospectus as the guarantors. Not all of our subsidiaries guarantee the registered notes.

Optional Redemption

We may redeem the registered senior notes on or after June 15, 2008, and the registered senior subordinated notes on or after June 15, 2009, each at the redemption prices listed under “Description of Registered Senior Notes—Optional Redemption” and “Description of Registered Senior Subordinated Notes—Optional Redemption.”

Prior to June 15, 2007, we may use the proceeds of certain sales of our equity to redeem up to 35% of the original principal amount of the registered notes at the redemption prices listed under “Description of Registered Senior Notes—Optional Redemption” and “Description of Registered Senior Subordinated Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the registered notes at the prices listed under “Description of Registered Senior Notes—Repurchase at the Option of Holders” and “Description of Registered Senior Subordinated Notes—Repurchase at the Option of Holders.”

Ranking	The registered senior notes and related guarantees rank:

•	equal in right of payment with all of our and the guarantors’ existing and future unsubordinated indebtedness;

•	senior to all of our and the guarantors’ existing and future subordinated obligations, including the registered senior subordinated notes and related guarantees and trade payables;

•	effectively subordinated to our and the guarantors’ secured indebtedness, including the new senior credit facilities, to the extent of the collateral securing the secured indebtedness; and

•	structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries.

The registered senior subordinated notes and related guarantees rank:

•	equally with any of our and the guarantors’ existing and future unsecured senior subordinated indebtedness, including trade payables;

•	senior to any of our and the guarantors’ future indebtedness that is expressly subordinated in right of payment to the registered senior subordinated notes;

•	junior to all of our and the guarantors’ existing and future senior indebtedness and secured indebtedness, including the registered senior notes offered hereby and the new senior credit facilities;

•	effectively subordinated to all of the liabilities of our subsidiaries that have not guaranteed the registered senior subordinated notes; and

•	structurally subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries.

Certain Covenants

We will issue each series of registered notes under the indenture with U.S. Bank National Association under which we issued the old notes. The indentures, among other things, restrict our and Paperweight Development’s ability, and the ability of our restricted subsidiaries to:

•	sell or lease certain assets or merge or consolidate with or into other companies;

•	borrow money;

•	incur liens;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	place restrictions on the ability of certain of our subsidiaries to pay dividends or other payments to us;

•	enter into sale and leaseback transactions;

•	amend particular agreements relating to our transaction with AWA and the ESOP; and

•	enter into transactions with certain affiliates.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Registered Senior Notes—Certain Covenants” and “Description of Registered Senior Subordinated Notes—Certain Covenants.”

Exchange Offer;

Registration Rights

Under a registration rights agreement executed as part of the offering of the old notes, we and the guarantors will use all commercially reasonable efforts to consummate the offer to exchange relating to the notes within 30 business days after effectiveness, and use all commercially reasonable efforts to file a shelf registration statement relating to the notes for the resale of the notes if we cannot effect an exchange offering within the time period listed above and in certain other circumstances.

For more complete information about the notes, see the “Description of Registered Senior Notes” and “Description of Registered Senior Subordinated Notes” sections of this prospectus.

You should consider carefully the information under the caption “Risk Factors” in this prospectus before investing in the registered notes.

Our principal executive offices, as well as those of Paperweight Development, are located at 825 East Wisconsin Avenue, P.O. Box 359, Appleton, Wisconsin 54912-0359. Our telephone number is (920) 734-9841.

Summary Historical Consolidated Financial Data

The summary historical consolidated financial data as of and for the fiscal years ended January 3, 2004 and December 28, 2002 and the periods ended December 29, 2001 and November 9, 2001 were derived from Paperweight Development’s consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the six months ended June 29, 2003 and July 4, 2004 have been derived from our unaudited consolidated financial statements, which also appear elsewhere in this prospectus. The historical consolidated financial data presented in this prospectus are not necessarily indicative of our financial position or the results of operations for any future period. The unaudited historical financial data we present in this prospectus, in the opinion of management, include all adjusting entries, consisting of normal recurring adjustments, necessary to fairly present this data. The summary historical consolidated financial data set forth on the following page should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	(Predecessor Basis)	(Successor Basis)
	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
					June 29, 2003	July 4, 2004
					(unaudited)	(unaudited)
		(dollars in thousands)
Statements of Operations Data:
Net sales	$842,868	$112,950	$897,973	$861,453	$414,887	$484,172
Cost of sales	591,741	76,345	630,712	634,323	302,049	358,425

Gross profit	251,127	36,605	267,261	227,130	112,838	125,747
Selling, general and administrative	135,126	18,693	156,577	159,103	77,773	99,627
Restructuring and other charges (1)	6,385	—	—	2,629	—	829
Special charges (2)	24,301	—	21,017	—	—	—

Operating income	85,315	17,912	89,667	65,398	35,065	25,291
Interest expense	25,441	10,638	68,354	54,160	26,840	26,538
Debt extinguishment expenses	10,392	—	11,754	1,396	—	30,779
Interest income	(8,818)	(406)	(990)	(315)	(187)	(1,447)
Other expense (income)	492	(53)	(46)	(1,085)	(795)	942

Income before income taxes from continuing operations	57,808	7,733	10,595	11,242	9,207	(31,521)
Provision (benefit) for income taxes	20,625	117	503	83	551	(1,159)

Income from continuing operations	37,183	7,616	10,092	11,159	8,656	(30,362)
Loss from discontinued operations, net of tax (3)	(4,462)	—	—	—	—	—

Net income	$32,721	$7,616	$10,092	$11,159	$8,656	$(30,362)

(Continued on next page)

	(Predecessor Basis)	(Successor Basis)
	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
					June 29, 2003	July 4, 2004
					(unaudited)	(unaudited)
		(dollars in thousands)
Balance Sheet Data (at end of period):
Working capital	$181,187	$145,043	$89,706	$121,874	$126,451	$179,361
Total assets	788,719	1,002,298	960,162	1,069,853	1,004,491	1,071,205
Senior debt	13,279	278,329	164,306	189,324	179,757	447,367
Total debt	13,279	670,225	520,673	562,024	544,029	604,367
Redeemable common stock	—	104,663	133,581	158,279	138,095	163,295
Retained earnings (accumulated deficit)…	—	7,616	(541)	(3,587)	6,239	(48,251)
Shareholder’s equity	510,773	—	—	—	—	—
Other Financial Data:
EBITDA(4)	$106,628	$23,970	$145,936	$136,305	$70,843	$33,294
Depreciation and amortization	36,659	6,005	67,977	71,218	34,983	39,724
Capital expenditures	49,804	6,741	32,444	29,903	13,491	14,707

(1)	Due to the continued decline in the company’s carbonless business, salaried employment was reduced in 2003 and the first quarter of fiscal 2004. During the third quarter of fiscal 1999, we announced plans to close our Harrisburg plant, which was sold on August 17, 2001. See Note 6 of Notes to Consolidated Financial Statements.
(2)	Special charges consist of the following items:

	(Predecessor Basis)	(Successor Basis)
	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
					June 29, 2003	July 4, 2004
					(unaudited)	(unaudited)
		(dollars in thousands)
Environmental expense (a)	$23,389	$—	$21,017	$—	$—	$—
Litigation settlements (b)	449	—	—	—	—	—
Equipment relocation expenses (c)	463	—	—	—	—	—

Total	$24,301	$—	$21,017	$—	$—	$—

(a)	Represents costs related to the Lower Fox River. See “Business—Environmental Matters.” In connection with the November 9, 2001 acquisition, AWA agreed to indemnify us for certain of these costs. See “Business—Environmental Matters—Lower Fox River—AWA Indemnification.”
(b)	Represents settlement amounts and legal fees, primarily for two litigation matters.
(c)	Represents costs to dismantle and transport equipment from the Harrisburg plant to the Appleton plant and Roaring Spring mill as part of the Harrisburg plant closure.

(3)	Effective November 26, 2000, we completed the transfer of two wholly-owned subsidiaries, Appleton Coated and Appleton Leasing, to Appleton Coated Papers Holdings Inc. These two subsidiaries consisted entirely of our coated free sheet, fine paper products and leasing divisions. We classified these subsidiaries as discontinued operations in our consolidated statements of operations for all periods presented. The Newton Falls, New York mill, which was part of the business operated by Appleton Coated and therefore included in discontinued operations for the periods presented, was not included within the November 26, 2000 transfer described above because the Newton Falls mill was sold to a third party in the third quarter of 2001. After the mill was sold, Newton Falls, Inc. was transferred to an affiliate of AWA. See Note 5 of Notes to Consolidated Financial Statements.
(4)	We define EBITDA as net income, before income taxes, interest income, interest expense and depreciation and amortization. The table below presents the components of EBITDA and the reconciliation of EBITDA to net income. We consider EBITDA a key indicator of operating performance. Our management uses EBITDA as an internal measure of performance and in its evaluation of potential acquisitions. EBITDA is not a substitute for net income as determined in accordance with generally accepted accounting principles (GAAP). EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. EBITDA, as we define it, may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define EBITDA in the same manner.

	(Predecessor Basis)	(Successor Basis)
	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
					June 29, 2003	July 4, 2004
					(unaudited)	(unaudited)
		(dollars in thousands)
Net income (loss)	$32,721	$7,616	$10,092	$11,159	$8,656	$(30,362)
Provision (benefit) for income taxes	20,625	117	503	83	551	(1,159)
Interest income	(8,818)	(406)	(990)	(315)	(187)	(1,447)
Interest expense	25,441	10,638	68,354	54,160	26,840	26,538
Depreciation and amortization	36,659	6,005	67,977	71,218	34,983	39,724

EBITDA	$106,628	$23,970	$145,936	$136,305	$70,843	$33,294

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before making an investment decision. Investing in the notes involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.

Risk Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

Our total debt at July 4, 2004 was approximately $604.4 million.

This large amount of indebtedness could:

•	make it more difficult for us to satisfy our obligations with respect to the new senior credit facilities and the notes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, research and development efforts and other general corporate activities;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	make it more difficult for us to satisfy our obligations to our creditors and, if we fail to comply with the requirements of our indebtedness, could result in an event of default under the agreements related to our indebtedness;

•	limit our ability to successfully withstand a downturn in our business or the economy generally; and

•	place us at a competitive disadvantage against other less leveraged competitors.

Furthermore, although our ability, Paperweight Development’s ability and the ability of substantially all of our subsidiaries to borrow money will be restricted by the terms of the new senior credit facilities and the indentures, it may be possible for us and our guarantors to incur even more debt and, if we and our guarantors were to do so, these risks could intensify.

Our ability to service our debt is dependent on our future operating results and we cannot be sure that we will be able to meet our debt obligations as they come due.

Our ability to meet our payment obligations and to comply with the financial covenants contained in the agreements relating to our indebtedness is subject to a variety of factors, including changes in:

•	demand for and selling prices of our products;

•	competition;

•	costs of raw materials and operating costs;

•	the decline rate in sales of carbonless paper products;

•	interest rate levels;

•	our status as a qualified subchapter S subsidiary;

•	environmental regulations; and

•	general economic conditions.

We may not be able to generate sufficient cash flows to meet our payment obligations under the agreements relating to our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make the required payments on our indebtedness, then we may be required to refinance our indebtedness. We may not be able to refinance our indebtedness on terms that are acceptable to us or at all. In the absence of a refinancing, our lenders would be able to accelerate the maturity of our indebtedness, which could cause us to default under our other indebtedness, dispose of assets or declare bankruptcy.

Compliance with the covenants relating to our indebtedness may limit our operating flexibility.

The agreements relating to our indebtedness, among other things, prohibit or restrict our ability to:

•	pay dividends on or purchase stock;

•	repay subordinated indebtedness;

•	make investments;

•	acquire other companies;

•	borrow additional money;

•	use assets as security in other transactions;

•	sell assets or merge with or into other companies;

•	make capital expenditures;

•	enter into sale and leaseback transactions;

•	sell equity interests in our subsidiaries;

•	amend particular agreements relating to our transaction with AWA and the ESOP;

•	engage in new lines of business; and

•	take, or fail to take, any actions that would cause us to lose our S corporation status.

These limitations, together with our highly leveraged position, could limit our ability to finance our operations with debt or equity in the future. In addition, these restrictions and our leveraged position may restrict our ability to respond to competitive market conditions, to make capital expenditures beyond those permitted in the agreements relating to the indebtedness or to take advantage of other business opportunities, including making acquisitions. This loss of operating flexibility may have a material adverse affect on our ability to achieve our financial objectives or our ability to sustain our current levels of revenue, earnings and cash flow.

Your right to receive payments on the senior subordinated notes is junior to our senior indebtedness, including the senior notes offered hereby, and possibly to all of our future borrowings. Further, the guarantees of the senior subordinated notes are junior to all our guarantors’ senior indebtedness, including the senior notes offered hereby, and possibly to all of their future borrowings. Repayment of these borrowings may make payments of principal and interest on the senior subordinated notes less likely.

These senior subordinated notes and the related guarantees rank behind all of our, Paperweight Development’s and our subsidiaries’ existing senior indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any present or future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the senior subordinated notes and the related guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of senior debt of our company and the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the senior subordinated notes or the related guarantees. Moreover, in a bankruptcy, liquidation or reorganization or similar proceeding, holders of certain other claims against us and the guarantors are entitled to be paid before any payment is made on the senior subordinated notes or the related guarantees.

In addition, all payments on the senior subordinated notes and the senior subordinated note guarantees will be blocked in the event of a payment default on senior debt and may be prohibited for periods aggregating 179 days in any consecutive 360-day period in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to our company or the guarantors, holders of the senior subordinated notes will participate with trade creditors and all other holders of our subordinated indebtedness and the guarantors in the assets, if any, remaining after we and the guarantors have paid all of the senior debt. However, because the indenture governing these notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt first, holders of the senior subordinated notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of senior subordinated notes may receive less, ratably, than the holders of senior debt.

As of July 4, 2004, the senior subordinated notes and the related guarantees were subordinated to $447.4 million of senior debt, capital lease obligations and third party debt and approximately $104.2 million was available for borrowing as additional senior debt under our new senior credit facilities after giving effect to the issuance of letters of credit of approximately $20.8 million. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indentures governing the notes and the other agreements related to our indebtedness.

Your right to receive payments on these notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

Certain of our subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The notes and guarantees are unsecured. If we become insolvent or are liquidated, or if payment under the new senior credit facilities is accelerated, then you will only be paid out of the assets that remain after the new senior lenders are paid in full, which may not be enough to pay you in full or at all.

Neither the notes nor the guarantees will be secured by any of our assets or the assets of our subsidiaries. Obligations under the new senior credit facilities, however, are secured by a pledge of all of our capital stock and the capital stock of our subsidiaries. If we become insolvent or are liquidated, or if payment under the new senior credit facilities is accelerated, the lenders under the new senior credit facilities will be entitled to exercise all of their available legal remedies and will have a priority claim to our assets. See “Description of New Senior Credit Facilities.”

As of July 4, 2004, the aggregate amount of our secured indebtedness and the secured indebtedness of our subsidiaries was approximately $262.4 million, and approximately $104.2 million was available for additional borrowing under the new senior credit facilities. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indentures governing the notes. See “Description of New Senior Credit Facilities.”

We may be unable to purchase the notes upon a change of control.

Upon a change of control, as defined in the indentures, we would be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest, if any.

If a change of control were to occur, we may not have sufficient funds to pay the change of control purchase price, and we may be required to secure third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. The events that cause a change of control under the indentures may also result in an event of default under our new senior credit facilities, which may cause the acceleration of our other indebtedness, in which case we would be required to pay our senior secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that would constitute a change of control under the indentures. Our failure to repurchase the notes upon a change of control would constitute an event of default under the indentures.

The change of control provisions in the indentures may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indentures. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indentures to trigger our obligation to repurchase the notes. Except as otherwise described above, the indentures do not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the notes and the guarantees could be voided, or claims in respect of the notes or the guarantees could be subordinated to all of our other debts or the debts of any guarantor if, among other things, we or any guarantor, at the time it incurred the indebtedness evidenced by the notes or its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which our or any guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by us or such guarantor pursuant to the notes or any guarantee could be voided and required to be returned to us or such guarantor, or to a fund for the benefit of our creditors or the creditors of any guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, were greater than the fair saleable value of all of our or such guarantor’s assets;

•	the present fair saleable value of our or any guarantor’s assets were less than the amount that would be required to pay our or any guarantor’s probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or any guarantor could not pay debts as they become due.

Paperweight Development’s legal obligations to repurchase common stock from employees terminating their participation in the ESOP may lead to a default under the agreements governing our indebtedness, including the notes.

It may be necessary for us to make significant distributions to Paperweight Development in order for it to satisfy its share repurchase obligations to former participants in the ESOP under the Employee Retirement

Income Savings Act of 1974, or ERISA, and the terms of the KSOP. Paperweight Development incurs obligations to ESOP participants when they retire or otherwise terminate employment to repurchase shares of Paperweight Development stock transferred to them in connection therewith. The ESOP also has obligations to permit certain participants to diversify the investment of a portion of their ESOP account, which would otherwise be invested in shares of Paperweight Development stock. However, the agreements governing our indebtedness, including our indebtedness under the notes, contain limitations on our ability to make this type of distribution. The amount of Paperweight Development’s repurchase obligations may at any time exceed these limitations and we may elect to or be forced to help Paperweight Development meet its obligations. Further, Paperweight Development, as a guarantor of our indebtedness, may also be limited to some extent from making payments to the ESOP or its beneficiaries by the terms of its and our indebtedness, including our indebtedness under the notes. As a result of Paperweight Development’s legally imposed repurchase obligation, we and/or Paperweight Development may be forced to violate the distribution and/or payment limitations contained in the agreements relating to its and our indebtedness, including our indebtedness under the notes, which may ultimately result in a default under the agreements and the notes. Defaults on any of our indebtedness could result in acceleration of our indebtedness and cause us to dispose of our assets or declare bankruptcy, and as a result we may not have sufficient funds to satisfy our obligations under the notes.

Risks Related to Our Business and Industry

We are subject to substantial costs and potential liabilities relating to environmental regulation and litigation.

We are subject to substantial regulation by various federal, state and local authorities concerned with the impact of the environment on human health, the limitation and control of emissions and discharges into the air, ground and waters, the quality of ambient air and bodies of water and the handling, use and disposal of specified substances. Financial responsibility for the cleanup or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us, regardless of whether the contamination is attributable entirely to prior owners. As described in the following risk factor, we have been identified as a potentially responsible party for remediation and alleged natural resource damages related to the Lower Fox River and Green Bay system, which we refer to as the Lower Fox River. In addition, we make capital expenditures and incur operating expenses for cleanup obligations and other environmental matters arising from our daily operations.

Including the Lower Fox River, we have approximately $109.1 million of accrued liabilities as of January 3, 2004 for estimated or anticipated liabilities and legal and consulting costs relating to environmental matters arising from past operations. We also have approximately $86.8 million of indemnification receivables from our former parent company, AWA, as of January 3, 2004. While the accrued liabilities reflect our current estimate of the cost of these environmental matters, the amount that we have accrued may be inadequate. In addition, we may be named as a potentially responsible party at other sites in the future and the costs associated with such future sites may be material. We expect environmental laws and regulations and the interpretation and enforcement of those laws and regulations to become increasingly stringent and to further limit emission and discharge levels and to increase the likelihood and cost of environmental cleanups and related activities. All of these factors are likely to increase our operating expenses, require continuing capital expenditures and adversely affect the operating flexibility of our manufacturing operations and may require indeterminable and significant additional expenditures in connection with such compliance.

We have been named as a potentially responsible party related to the Lower Fox River.

We have been named by the United States Environmental Protection Agency, or EPA, as a “potentially responsible party,” or PRP, under the Comprehensive Environmental Response Compensation and Liability Act. We have been named a PRP because of discharges of polychlorinated biphenyls, or PCBs, into the Lower Fox River from our Appleton Plant in the 1950s, 1960s and 1970s and because of discharges from the Appleton Coated paper mill in Combined Locks, Wisconsin, which we owned from 1978 to 2000. We could be liable for a significant portion of the costs of remediating the PCBs that remain in the Lower Fox River. These costs could be material to our financial position. In 2003, the DNR and EPA issued two Record of Decisions (RODs) covering all five segments of the Lower Fox River, which includes Green Bay. The RODs provide for a combination of dredging and monitored natural recovery and contain revised estimates of total costs for remediation of $400 million over a 7 to 18 year time period. In addition to remediation, various government agencies are also asserting that we and the other PRPs are liable for natural resource damages caused by the PCBs. In October 2000, the U.S. Fish & Wildlife Service estimated that total natural resource damages would be in a range between $176 million to $333 million. At this time, we cannot precisely estimate our total liability for the Lower Fox River because we do not know how much the remedial actions and natural resource damages may cost or how large our share of those costs will be. Our liability could be material to our financial position. Because the issuance of the two RODs greatly reduces the uncertainty about the remedy that will be implemented, we recorded an $87.2 million environmental liability for the Lower Fox River in fiscal 2002 and an additional $15.6 million environmental liability for the Lower Fox River in fiscal 2003, before indemnification by our former parent. Although we believe our recorded environmental liability reflects a reasonable estimate of our liabilities associated with the Lower Fox River based on the RODs, the actual amount of liabilities associated with the Lower Fox River could prove to be significantly larger than our recorded environmental liability. The liabilities associated with the Lower Fox River are discussed in greater detail under the heading “Business—Environmental Matters—Lower Fox River.”

Our former parent, AWA, may fail to comply with its indemnification obligations related to the acquisition of our company.

Pursuant to the purchase agreement relating to the acquisition of our company, as amended in connection with the repurchase of the deferred payment obligation, AWA and two of its affiliates have agreed to indemnify us for certain losses resulting from:

•	inaccuracies in the environmental representations and warranties made by AWA and its affiliates;

•	certain known environmental matters that existed at the closing of the acquisition;

•	environmental matters related to the businesses of Newton Falls, Inc., Appleton Coated LLC and several other of our former affiliates and subsidiaries; and

•	environmental matters relating to the real property on which the Harrisburg, Pennsylvania plant and distribution center are located prior to our sale of the Harrisburg plant to a third party.

AWA has also, subject to certain limitations, agreed to indemnify us for specified environmental liabilities relating to the contamination of the Lower Fox River. AWA’s indemnification obligations with respect to the Lower Fox River are discussed in greater detail under the heading “Business—Environmental Matters—Lower Fox River—AWA Indemnification.”

If the potential matters for which we are entitled to receive indemnification from AWA and its affiliates result in significant liabilities for us, and for any reason AWA and/or its affiliates are unable or unwilling to honor these indemnification obligations, we could be required to pay for these liabilities ourselves, which could have a material adverse effect on our cash flow, our ability to fund or expand our operations and our ability to repay our existing and future indebtedness.

Terrorism, acts of war or international conflicts could negatively affect our business and financial condition.

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the United States and other governments in response to such events could negatively impact general business and economic conditions in the United States and abroad. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, our financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could adversely impact our business and results of operations in ways that cannot presently be predicted.

The market for the primary product in our coated solutions business, carbonless paper, may decline more rapidly than we anticipate.

Our coated solutions business, of which the primary product is carbonless paper, currently represents our primary business and accounted for 81% of our net sales in fiscal 2001, 79% of our net sales in fiscal 2002 and 72% of our net sales in fiscal 2003. Our total sales volume of carbonless paper products declined 12.9% from fiscal 2000 to fiscal 2001, 7.9% from fiscal 2001 to fiscal 2002 and 9.0% from fiscal 2002 to fiscal 2003. We believe the U.S. carbonless market is declining as users switch to alternative modes of communication and technologies that do not use multipart business forms. We assume that the decline in our sales volume of carbonless paper products will continue at approximately 9% between 2004 and 2008. If the decline in our sales of carbonless paper products accelerates, then our operating efficiency, profitability and cash flow may be materially adversely affected.

We may be unable to develop and introduce new and enhanced products.

Our success will depend in large part on our ability to use our existing technical and manufacturing capabilities and knowledge in the development and introduction of new value-added products targeted at new markets and customers. If we are unable to utilize our capabilities, or properly identify and address the evolving needs of targeted customers and markets, our ability to capture and develop new business opportunities will be limited. In addition, if the revenue and profits generated by new products are not sufficient to replace the anticipated decline in revenue and profits generated by carbonless products, then our business would suffer.

The development of new products can be very difficult and requires high levels of innovation. The development process can also be lengthy and costly. To date, our new products have yet to generate significant revenues or profits. The success of our new product offerings will depend on several factors, including our ability to:

•	accurately anticipate and properly identify our customers’ needs and industry trends;

•	price our products competitively;

•	manufacture our products at a competitive cost;

•	innovate, develop and commercialize new products and applications in a timely manner;

•	differentiate our products from our competitors’ products;

•	hire and retain personnel specializing in new product development; and

•	use our research and development budget efficiently.

The risks associated with acquisitions could have a material adverse effect on us.

Our strategy for growth includes strengthening and expanding our presence in certain market segments and broadening our product offerings through acquisitions, as evidenced by the acquisitions we completed in fiscal 2003. Acquisitions are subject to potential problems and inherent risks, including:

•	difficulties in identifying, financing and completing viable acquisitions, especially in light of the restrictions on acquisitions imposed by our debt covenants and our inability to use our common stock as consideration;

•	difficulties in integrating the acquired company, retaining the acquired company’s customers and achieving the expected benefits of the acquisition, such as expected revenue increases, cost savings and increases in geographic or product presence, in the desired time frames, if at all;

•	the diversion of management’s attention away from current operations;

•	the loss of key employees of the acquired company;

•	the assumption of undisclosed liabilities or known liabilities not fixed as to their ultimate amount; and

•	in the event of a foreign-based acquisition, exposure to new market dynamics, a different regulatory environment and various cultural differences.

Financing acquisitions could require us to use substantial cash or other liquid assets or to incur additional debt. In such cases, we could become more susceptible to default under our outstanding debt obligations, an economic downturn and competitive pressures. If we are unable to overcome the potential problems and inherent risks related to our acquisition strategy, then our business, operating results, financial condition and future growth prospects could suffer.

We currently rely on a relatively small number of customers to produce a significant amount of our net sales from coated solutions and thermal and advanced technical products.

Our five largest customers for coated solutions products accounted for approximately 52% of coated solutions net sales in fiscal 2001, approximately 51% of coated solutions net sales in fiscal 2002 and approximately 50% of coated solutions net sales in fiscal 2003. Our five largest customers for thermal and advanced technical products accounted for approximately 57% of thermal and advanced technical products net sales in fiscal 2001, approximately 52% of thermal and advanced technical products net sales in fiscal 2002 and approximately 51% of thermal and advanced technical products net sales in fiscal 2003. Many of our customers are under no obligation, contractual or otherwise, to purchase our products in the future. Furthermore, some of our customers have become insolvent or financially distressed in recent years. If we lose one or more of our significant customers (e.g., to a competitor or as a result of their being acquired by a customer of a competitor) or any of our significant customers experiences financial difficulty, then our operating efficiency, earnings and cash flow could be materially adversely affected.

We currently rely on a small number of third parties to supply several of the key raw materials we use to produce our products.

Our business depends upon the availability of key raw materials, including basestock and certain chemicals. In fiscal 2003, we purchased from external suppliers approximately $127 million of basestock. We relied on four external suppliers for approximately 98% of the basestock we purchased in fiscal 2003 to produce our coated solutions products. We relied on a single external supplier for approximately 75% of the basestock we purchased in fiscal 2003 to produce our thermal and advanced technical products. For some of the key chemicals we use in our products we rely on one or two suppliers. If there is a disruption in the supply of our raw materials, including the chemicals that we need to produce our coated solutions and thermal and advanced technical products, then we may be required to purchase these raw materials from alternative sources, which may result in a significant increase in our operating costs. Included in these increased costs would be development costs associated with qualifying new raw materials and suppliers. We may not be able to procure carbonless basestock, thermal basestock or our other raw materials from alternative suppliers in the future in amounts sufficient to meet our needs or at prices consistent with historical prices. The unavailability of alternative suppliers could subject us to significant cost increases and manufacturing delays and could have a material adverse effect on our operations, earnings and cash flow.

We have competitors in our various markets and we may not be able to maintain prices and margins for our products.

We face strong competition from companies in all four of our business segments. Our competitors vary in size and the breadth of their product offerings and some of our competitors have significantly greater financial, technical and marketing resources than we do. In addition, the non-compete agreement we have with our former parent company, AWA, expires on November 9, 2004, three years from the original purchase date. Given its knowledge of the U.S. market for carbonless and thermal products, its practical knowledge of, and prior experience with, the requirements of producing such products, and the fact it has U.S.-based production facilities, it is possible that AWA may decide to re-enter the U.S. marketplace and become a new competitor with which we would have to contend.

Regardless of the continuing quality of our primary products, we may be unable to maintain our prices or margins due to:

•	declining overall carbonless market size;

•	accelerating decline in the carbonless sheet market;

•	increasing manufacturing costs;

•	increasing international competition; or

•	declining general economic conditions.

Our inability to compete effectively or to maintain our prices and margins could have a material adverse effect on our earnings and cash flow.

We depend on our key personnel to manage our business effectively and they may be difficult to replace.

Our success depends, to a significant degree, on the efforts and abilities of our current senior and middle management teams. Their skills, experience and industry contacts significantly benefit us. The loss of key employees could have a negative effect on our operating results and financial condition. We do not maintain key-man life insurance on any members of our senior management team, other than our chief executive officer, and no members of our senior management team are subject to employment agreements except for the chief executive officer of our newly acquired U.K.-based security printing business.

Paperweight Development, its eligible subsidiaries and the ESOP may not continue to be exempt from U.S. federal or state income tax.

Paperweight Development has made an election to be taxed as a subchapter S corporation for U.S. federal and, where recognized, state income tax purposes and an election to treat its eligible subsidiaries as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. We believe that currently, Paperweight Development qualifies as a subchapter S corporation for federal and state income tax purposes and that we and other eligible subsidiaries qualify as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. Substantially all of the BemroseBooth companies are registered in the United Kingdom and subject to U.K. Inland Revenue tax laws, and are not eligible for treatment as qualified subchapter S subsidiaries and as a result will incur a foreign tax liability.

Section 1362 of the Internal Revenue Code of 1986, as amended, or the Code, provides that a corporation that meets certain requirements may elect to be taxed as a subchapter S corporation. These requirements include, but are not limited to: (1) the corporation having only certain types of shareholders, including ESOPs, (2) the corporation having 75 shareholders or less and (3) the corporation having only one class of stock. Section 1362 provides that a corporation that, among other requirements, has all of its stock owned by a subchapter S corporation or a qualified subchapter S subsidiary, and has only one class of stock, may elect to be a qualified subchapter S subsidiary. A qualified subchapter S subsidiary is disregarded as a separate entity for federal and most state income tax purposes. The parent subchapter S corporation takes into account all of the activity of the qualified subchapter S subsidiary. With limited exceptions, a subchapter S corporation does not pay any tax. Rather, the income of an S corporation is allocated to its shareholders. Under current law, a shareholder that is an ESOP does not pay any tax on its allocable share of a subchapter S corporation’s income.

The continuing status of Paperweight Development as a subchapter S corporation and its eligible subsidiaries as qualified subchapter S subsidiaries for U.S. federal and state income tax purposes will depend upon it continuing to meet the eligibility requirements. Neither we nor Paperweight Development have obtained a ruling from the Internal Revenue Service or any state tax agency confirming that Paperweight Development will be treated as a subchapter S corporation or that we will be treated as a qualified subchapter S subsidiary. In addition, neither we nor Paperweight Development have obtained an opinion upon which any investor may rely stating that Paperweight Development qualifies as a subchapter S corporation and its eligible subsidiaries qualify as qualified subchapter S subsidiaries for U.S. federal and state income tax purposes. It is possible that the Internal Revenue Service, or IRS, could take the position on audit that certain debt or obligations of Paperweight Development or its subsidiaries constitute a second class of stock and terminate Paperweight Development’s subchapter S election. The applicable law and regulations may change in a way which results in the taxation of Paperweight Development as a corporation other than as a subchapter S corporation. Furthermore, the current law that exempts the ESOP trust from taxation on its allocable share of a subchapter S corporation’s income may change.

Paperweight Development realized a benefit during fiscal 2002 and fiscal 2003 as a result of the elimination of its and its eligible subsidiaries’ U.S. federal income tax liability and a substantial portion of its and its eligible subsidiaries’ state income tax liabilities. Paperweight Development was audited by the IRS for the 2001 tax year and received a “no change” letter (meaning the subchapter S corporation election was held to be valid for that year). However, if, for any reason, Paperweight Development loses its subchapter S corporation status, or any of its qualified subchapter S subsidiaries loses its qualified subchapter S subsidiary status, Paperweight Development and its subsidiaries would be required to pay U.S. federal and state income tax, thereby reducing the amount of cash available to repay debt or reinvest in our operations, which would have a material adverse effect on our earnings and cash flow. Similarly, if the ESOP trust becomes subject to tax on its share of the subchapter S corporation’s income, Paperweight Development would have to distribute cash to the ESOP trust to allow it to pay the tax, again reducing the amount of cash available to repay debt or to be reinvested in our operations. The termination of Paperweight Development’s subchapter S corporation status or the termination of Paperweight Development’s subsidiaries’ qualified subchapter S subsidiary status would violate covenants under the new senior credit facilities and the indentures governing the notes and would lead to a default under the new senior credit facilities and/or the indentures governing the notes. Loss of subchapter S corporation or comparable status would also require Paperweight Development and its subsidiaries to pay state income taxes in many states.

As a subchapter S corporation, Paperweight Development is subject to a corporate-level tax under Section 1374 of the Code known as the built-in gain tax. The built-in gain tax is a tax imposed on the gain inherent in assets as of the effective date of the subchapter S election if the gain is recognized within ten years after the effective date of the subchapter S election. If we sell a material portion of our assets in the future, we could be subject to a significant tax liability.

Future legislation or regulations intended to reform pension and other employee benefit plans could adversely affect our ability to repay our debt, reinvest in our operations, or grow our business through new product development or through acquisitions.

Since the bankruptcy filings of Enron Corp. and others in 2001, legislators and agencies of the executive branch have formulated or suggested various proposals to amend, restrict or eliminate various features of employee benefit plans. For example, legislation has been proposed in Congress to restrict the amount of company stock that may be held by a 401(k) plan and to allow plan participants to freely sell company stock held in their plan accounts. If legislation is adopted or new regulations are adopted that require us to lift restrictions on sales of stock held in participants’ KSOP accounts, that expand the diversification rights of participants in the KSOP, or that limit the amount of Paperweight Development common stock that may be held by the KSOP, then we may be required to fund the repurchase of substantial amounts of Paperweight Development common stock or take some other action restrictive to our finances. These repurchases or other restrictive actions could reduce the amount of cash available to repay debt, reinvest in our operations, or grow our business through new product development or through acquisitions. In addition, these repurchases could violate covenants under our new senior credit facilities and the indentures governing the notes, which could lead to a default under those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The words “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions are intended to identify forward-looking statements. All statements in this prospectus other than statements of historical fact, including statements which address our strategy, future operations, future financial position, estimated revenues, projected costs, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur, are forward-looking statements. All forward-looking statements speak only as of the date on which they are made. They rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside our control, that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to, the factors listed under “Risk Factors” above. We disclaim any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE EXCHANGE OFFER

Purpose and Effect

We sold the old notes on June 11, 2004 in a private placement to Bear, Stearns & Co. Inc., UBS Securities LLC, ABN AMRO Incorporated and Piper Jaffray & Co., the initial purchasers. The initial purchasers then resold the old notes under an offering memorandum dated June 3, 2004 in reliance on Rule 144A under the Securities Act. In connection with the issuance of the old notes, we entered into the registration rights agreement. That agreement requires that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of registered notes. These registered notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the old notes and the registered notes will terminate, except as provided in the last paragraph of this section. Copies of the indentures relating to the notes and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part. We refer to these indentures in this prospectus as the “indentures.” As a result of the filing and the effectiveness of the registration statement, assuming we complete the exchange offer no later than 30 business days after the effectiveness of the registration statement, certain prospective increases in the interest rates on the old notes provided for in the registration rights agreement will not occur.

Based on an interpretation by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that registered notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act. This interpretation, however, is based on your representations to us that:

(1)	the registered notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

(2)	you are not engaged in and do not intend to engage in a distribution of the registered notes to be issued to you in the exchange offer; and

(3)	you have no arrangement or understanding with any person to participate in a distribution of the registered notes to be issued to you in the exchange offer.

If you tender in the exchange offer for the purpose of participating in a distribution of the registered notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the Commission. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives registered notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those registered notes. See “Plan of Distribution.”

If you will not receive freely tradeable registered notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered in a “shelf” registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. In the event that we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years following the date of original issuance of the old notes or such shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “—Procedures for Tendering.”

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the notes.

Appleton, the guarantors and the initial purchasers entered into the registration rights agreement upon the closing of the offering of old notes. Pursuant to the registration rights agreement, Appleton and the guarantors agreed to file with the Commission the exchange offer registration statement of which this prospectus is a part on the appropriate form under the Securities Act with respect to the registered notes. Appleton and the guarantors are offering to the holders of transfer-restricted securities pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their transfer-restricted securities for registered notes.

If:

(1)	Appleton and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy; or

(2)	any holder of transfer-restricted securities notifies Appleton prior to the 20th day following the consummation of the exchange offer that:

(a)	it is prohibited by law or Commission policy from participating in the exchange offer; or

(b)	that it may not resell the registered notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

(c)	that it is a broker-dealer and owns notes acquired directly from Appleton or an affiliate of Appleton,

Appleton and the guarantors will file with the Commission a shelf registration statement to cover resales of the old notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the preceding, “transfer restricted securities” means each old note until the earliest to occur:

(1)	the date on which such old note has been exchanged by a person other than a broker-dealer for a registered note in the exchange offer;

(2)	following the exchange by a broker-dealer in the exchange offer of an old note for a registered note, the date on which such registered note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

(3)	the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4)	the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)	unless the exchange offer would not be permitted by applicable law or Commission policy, Appleton and the guarantors will:

(a)	commence the exchange offer; and

(b)	use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the exchange offer registration statement was declared effective by the Commission, registered notes in exchange for all old notes tendered prior thereto in the exchange offer; and

(2)	if obligated to file the shelf registration statement, Appleton and the guarantors will use all commercially reasonable efforts to file the shelf registration statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the Commission on or prior to 90 days after such obligation arises.

If:

(1)	Appleton and the guarantors fail to file the shelf registration statement required by the registration rights agreement on or before the date specified for such filing;

(2)	the shelf registration statement is not declared effective by the Commission on or prior to the date specified for such effectiveness;

(3)	Appleton and the guarantors fail to consummate the exchange offer within 30 business days after the exchange offer registration statement is declared effective by the Commission; or

(4)	the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a registration default), then Appleton and the guarantors will pay liquidated damages to each holder of notes with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to a per annum rate of 0.25% on the principal amount of notes held by such holder constituting transfer restricted securities.

The amount of the liquidated damages will increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 1.00% per annum on the principal amount of notes constituting transfer restricted securities.

All accrued liquidated damages will be paid by Appleton and the guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all registration defaults, the accrual of liquidated damages will cease.

Holders of notes will be required to make certain representations to Appleton (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring transfer-restricted securities, a holder will be deemed to have agreed to indemnify Appleton and the guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from Appleton.

Consequences of Failure to Exchange

After we complete the exchange offer, if you have not tendered your old notes, you will not have any further registration rights, except as set forth above. Your old notes will continue to be subject to certain restrictions on transfer. Therefore, the liquidity of the market for your old notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes to be issued in the exchange offer have been registered under the Securities Act, will not bear legends restricting their transfer and will not contain the registration rights and liquidated damages provisions contained in the old notes. The registered notes will be issued pursuant to, and entitled to the benefits of, the indentures. The indentures also govern the old notes. The registered notes and the old notes will be deemed one issue of notes under each of the indentures.

As of the date of this prospectus, $335.0 million in aggregate principal amount of the old notes were outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the registered notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

You will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer.

Expiration Date; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on October 22, 2004, unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intent to extend the exchange offer, although we reserve the right to do so. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

We also reserve the right, in our sole discretion:

(1)	to delay accepting any old notes or, if any of the conditions set forth below under “–Conditions” have not been satisfied; and

(2)	to amend the terms of the exchange offer in any manner by complying with Rule 14e-1(d) under the Exchange Act to the extent that rule applies.

We acknowledge and undertake to comply with the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, delay, termination or amendment.

Procedures for Tendering

Book-Entry Interests

The old notes were issued as global securities in fully registered form without interest coupons and were deposited upon issuance with U.S. Bank National Association, the trustee, as the custodian for the Depository Trust Company. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to participants.

If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

(1)	a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, at the address set forth on the cover page of the letter of transmittal; or

(2)	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver old notes held in the form of book-entry interests:

(1)	a timely confirmation of book-entry transfer of those notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below under “–Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

(2)	you must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. If you do deliver by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

Only registered holders of certificated old notes may tender those notes in the exchange offer. No certificated notes are issued and outstanding as of the date of this prospectus. If you acquire certificated old notes prior to the expiration of the exchange offer and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “–Exchange Agent.” In addition, in order to validly tender your certificated old notes:

(1)	the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

(2)	you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to all Holders

If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

(1)	old notes tendered in the exchange offer are tendered either:

(A)	by a registered holder who has not completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal; or

(B)	for the account of an eligible institution; and

(2)	the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan association and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding.

We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

You must cure any defects or irregularities in connection with tenders of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, nor the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

(1)	you improperly tender your old notes;

(2)	you have not cured any defects or irregularities in your tender; and

(3)	we have not waived those defects, irregularities or improper tender.

The exchange agent will return your notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

By tendering, you will represent to us that, among other things:

(1)	the registered notes to be acquired by you in the exchange offer are being acquired in the ordinary course of your business;

(2)	you are not engaging in and do not intend to engage in a distribution of the registered notes to be acquired by you in the exchange offer;

(3)	you do not have an arrangement or understanding with any person to participate in a distribution of the registered notes to be acquired by you in the exchange offer; and

(4)	you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

In all cases, issuance of registered notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may tender if:

(1)	you tender through an eligible financial institution;

(2)	prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

(3)	the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

(1)	your name and address;

(2)	the amount of old notes you are tendering; and

(3)	a statement that your tender is being made by notice of guaranteed delivery and that you guarantee that within three NYSE trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

(A)	the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

(B)	a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

(C)	any other documents required by the letter of transmittal.

Book-Entry Transfer

The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Procedures. The participant should transmit its acceptance to DTC on or before the expiration date or comply with the guaranteed delivery procedures described above. DTC will verify acceptance, execute a book-entry transfer of the tendered outstanding old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Delivery of registered notes issued in the exchange offer may be effected through book-entry transfer at DTC. However the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents:

(1)	must be transmitted to and received by the exchange agent at the address listed below under “—Exchange Agent” on or before the expiration date; or

(2)	must comply with the guaranteed delivery procedures described above.

If one of the following situations occur:

(1)	you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent’s account at DTC; or

(2)	you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under “—Exchange Agent” or, if you are a participant of DTC, an electronic message using DTC’s Automated Tender Offer Program, prior to 5:00 p.m., New York City time, on the expiration date.

The notice of withdrawal must:

(1)	state your name;

(2)	identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

(3)	be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

(4)	specify the name in which the old notes are to be registered, if different from yours.

If you have tendered old notes under the book-entry transfer procedure, your notice of withdrawal must also specify the name and number of an account at DTC to which your withdrawn old notes can be credited.

We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you, or credited to the applicable DTC account, without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue registered notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any of the following events shall occur:

(1)	any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

(2)	the exchange offer shall violate any applicable federal law.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required, in order to comply with applicable securities law, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the notes are tendered any stop order shall be threatened by the Commission or be in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indentures under the Trust Indenture Act of 1939.

The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail: Attention: Specialized Finance Group 60 Livingston Avenue St. Paul, Minnesota 55107	By Hand in New York: U.S. Bank National Association 100 Wall Street, Suite 2000 New York, New York 10005	By Hand in Minnesota or Overnight Courier: Attention: Specialized Finance Group 60 Livingston Avenue St. Paul, Minnesota 55107

Facsimile Transmission Number: (For Eligible Institutions Only) (651) 495-8158 To Confirm by Telephone or For Information: (800) 934-6802 (toll free)

Delivery or fax of the letter of transmittal to an address or number other than those above is not a valid delivery of the letter of transmittal.

The exchange agent also acts as trustee under the indentures.

USE OF PROCEEDS

We will not receive any proceeds from this exchange offer. The net proceeds of the offering of the old notes, together with the initial borrowings under our new senior credit facilities, were used to finance the repurchase of approximately $193 million in aggregate principal amount of our 12 1/2% senior subordinated notes due 2008 pursuant to a cash tender offer for any and all of such notes that was completed on June 11, 2004, to repurchase the deferred payment obligation, which did not bear interest but accreted in value at the rate of 10% per annum, and to pay related fees and expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of July 4, 2004 on an actual consolidated basis.

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

	As of July 4, 2004
	(in thousands)
Cash and cash equivalents	$55,761

New senior credit facilities:
Revolving credit facility	$—	(1)
Term loan B	250,000
Existing third party debt (2)	8,650
8 1/8% senior notes due 2011 offered hereby	185,000
9 3/4% senior subordinated notes due 2014 offered hereby	150,000
12 1/2% senior subordinated notes due 2008 (3)	7,000
Capital lease obligations	3,717

Total debt	604,367
Redeemable common stock	163,295
Accumulated deficit	(48,251	)(4)
Accumulated other comprehensive loss	(8,682)

Total capitalization	$710,729

(1)	We have approximately $104.2 million available under our revolving credit facility after giving effect to the issuance of letters of credit of approximately $20.8 million.
(2)	Existing third party debt includes two industrial revenue bonds which remain outstanding.
(3)	We received valid tenders of approximately $193 million in aggregate principal amount of the 12 1/2% senior subordinated notes due 2008.
(4)	Includes the write off of existing deferred debt issuance costs, the tender premium associated with the 12 1/2% senior subordinated notes due 2008 and the difference between the present value of the deferred payment obligation and the repurchase price of approximately $167.1 million.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial data relates to Paperweight Development, as the notes are unconditionally guaranteed by Paperweight Development. The following unaudited pro forma consolidated financial data have been derived from the application of pro forma adjustments to the historical consolidated financial statements of Appleton and Paperweight Development. The unaudited pro forma consolidated financial data gives effect to the acquisitions of C&H Packaging Company, Inc. (“C&H”), American Plastics Company, Inc. (“American Plastics”), and Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA, Inc. (collectively, “BemroseBooth”), and the refinancing as if these transactions occurred on the first day of the relevant period.

Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with the unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data should not be considered indicative of actual results that would have been achieved had the acquisitions and the refinancing been consummated for the periods indicated and do not purport to indicate consolidated results of operations as of any future date or any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 3, 2004

(dollars in thousands)

	Historical	C&H and American Plastics (a)		Bemrose- Booth (b)(c)		Pro Forma Adjustments		Pro Forma
Net sales	$861,453	$12,322		$94,684		$—		$968,459
Cost of goods sold	634,323	9,122		66,004		461	(1)	709,910

Gross profit	227,130	3,200		28,680		(461)		258,549
Selling, general and administrative expenses	159,103	1,919		22,170		(1,062	)(2)	182,130
Restructuring and other charges	2,629	—		—		—		2,629

Operating income	65,398	1,281		6,510		601		73,790
Interest expense (net)	53,845	252		2,112		(12,920	)(3)	43,289
Debt extinguishment expenses (4)	1,396	—		—		—		1,396
Foreign exchange gain	(1,085)	—		—		—		(1,085)

Income before income taxes from continuing operations	11,242	1,029		4,398		13,521		30,190
Provision for income taxes	83	—		1,189		953	(5)	2,225

Net income	$11,159	$1,029		$3,209		$12,568		$27,965

Other Data:
Depreciation and amortization	71,218	427		3,600		1,844	(6)	77,089
Capital expenditures	29,903	311	(7)	4,678	(7)	—		34,892

(a)	For the period of January 1, 2003 through April 30, 2003
(b)	For the period of January 1, 2003 through November 30, 2003
(c)	Translated into US dollars at an exchange rate of £1 = $1.62364, the average exchange rate for the period of January 1, 2003 through November 30, 2003

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 3, 2004

		Pro Forma Adjustments for the Year Ended January 3, 2004
		(dollars in thousands)

(1)	Reflects additional depreciation resulting from the increased fair value of machinery, equipment and buildings for manufacturing-related assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.

(2)

Reflects the following:

Additional depreciation resulting from the increased fair value of machinery, equipment and buildings for SG&A-related assets based upon various estimated useful lives for acquisitions completed in 2003

		$ 70
	Additional amortization resulting from the increased fair value of intangible assets based upon various estimated useful lives for acquisitions completed in 2003	1,313
	Reduction in pension expense for BemroseBooth based upon actuarial valuations as a result of the acquisition.	(2,445)

		$ (1,062)

(3)	Reflects the net difference between existing interest expense and the interest expense associated with the refinancing and includes amortization of $1.8 million of annual deferred debt issuance costs. Total debt needed to facilitate the refinancing amounted to approximately $585 million and resulted in a weighted average assumed interest rate of 6.6%. Certain borrowings related to the refinancing bear interest at LIBOR, plus an applicable margin. For purposes of the pro forma interest expense adjustment, LIBOR is 1.3% for the period presented. A variance in LIBOR of 1/8th percentage point would change the assumed weighted average interest expense for those borrowings by approximately $0.3 million for the twelve months ended January 3, 2004.

(4)	Reflects debt extinguishment expenses associated with refinancing activities in fiscal 2003.

(5)	Reflects income tax expense for BemroseBooth pro forma earnings.

(6)	Reflects the following: Additional cost of sales and SG&A depreciation resulting from the increased fair value of machinery, equipment and buildings for manufacturing and SG&A-related assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.	$ 531

	Additional selling, general and administrative amortization resulting from the increased fair value of intangible assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.	1,313

		$1,844

(7)	Reflects capital expenditures by the acquired companies prior to Appleton ownership.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 29, 2003

(dollars in thousands)

	Historical	C&H and American Plastics (a)		Bemrose- Booth (b) (c)	Pro Forma Adjustments		Pro Forma
Net sales	$414,887	$12,322		$42,615	$—		$469,824
Cost of goods sold	302,049	9,122		29,872	1,851	(1)	342,894

Gross profit	112,838	3,200		12,743	(1,851)		126,930
Selling, general and administrative expenses	77,773	1,919		12,061	723	(2)	92,476

Operating income	35,065	1,281		682	(2,574)		34,454
Interest expense (net)	26,653	252		901	(6,250	)(3)	21,556
Foreign exchange gain	(795)	—		—	—		(795)

Income from continuing operations	9,207	1,029		(219)	3,676		13,693
Provision (benefit) for income taxes	551	—		(418)	(284	)(4)	(151)

Net income	$8,656	$1,029		$199	$3,960		$13,844

Other Data:
Depreciation and amortization	34,983	427		1,916	965	(5)	38,291
Capital expenditures	13,491	311	(6)	1,929 (6)	—		15,731

(a)	For the period of January 1, 2003 through April 30, 2003
(b)	For the period of January 1, 2003 through June 29, 2003
(c)	Translated into US dollars at an exchange rate of £1 = $1.60617, the average exchange rate for the period of January 1, 2003 through June 29, 2003

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 29, 2003

		Pro Forma Adjustments for the Six Months Ended June 29, 2003
		(dollars in thousands)

(1)	Reflects the following:
	Additional depreciation resulting from the increased fair value of machinery, equipment and buildings for manufacturing-related assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.	$242
	Purchase accounting adjustment related to the valuation of inventory at fair market for BemroseBooth.	1,609

		$1,851

(2)	Reflects the following:
	Additional depreciation resulting from the increased fair value of machinery, equipment and buildings for SG&A-related assets based upon various estimated useful lives for acquisitions completed in 2003.	$35
	Additional amortization resulting from the increased fair value of intangible assets based upon various estimated useful lives for acquisitions completed in 2003.	688

		$723

(3)	Reflects the net difference between existing interest expense and the interest expense associated with the refinancing and includes amortization of $0.9 million of deferred debt issuance costs for the six months ended June 29, 2003. Total debt needed to facilitate the refinancing amounted to approximately $585 million and resulted in a weighted average assumed interest rate of 6.6%. Certain borrowings related to the refinancing bear interest at LIBOR, plus an applicable margin. For purposes of the pro forma interest expense adjustment, LIBOR is 1.3% for the period presented. A variance in LIBOR of 1/8th percentage point would change the assumed weighted average interest expense for those borrowings by approximately $0.2 million for the six months ended June 29, 2003.

(4)	Reflects income tax liability for BemroseBooth pro forma earnings.

(5)	Reflects the following:
	Additional cost of sales and SG&A depreciation resulting from the increased fair value of machinery, equipment and buildings for manufacturing and SG&A-related assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.	$277
	Additional selling, general and administrative amortization resulting from the increased fair value of intangible assets based upon various estimated useful lives for acquisitions completed in fiscal 2003.	688

		$965

(6)	Reflects capital expenditures by the acquired companies prior to Appleton ownership.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 4, 2004

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$484,172	$—		$484,172
Cost of goods sold	358,425	—		358,425

Gross profit	125,747	—		125,747
Selling, general and administrative expenses	99,627	—		99,627
Restructuring and other charges	829	—		829

Operating income	25,291	—		25,291
Interest expense (net)	25,091	(4,980	)(1)	20,111
Debt extinguishment expenses (2)	30,779	—		30,779
Foreign exchange loss .	942	—		942

Income from continuing operations	(31,521)	4,980		(26,541)
Benefit for income taxes	(1,159)	—		(1,159)

Net income	$(30,362)	$4,980		$(25,382)

Other Data:
Depreciation and amortization	39,724	—		39,724
Capital expenditures	14,707	—		14,707

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 4, 2004

(1)	Reflects the net difference between existing interest expense and the interest expense associated with the refinancing and includes amortization of $0.9 million of deferred debt issuance costs for the six months ended July 4, 2004. Total debt needed to facilitate the refinancing amounted to approximately $585 million and resulted in a weighted average assumed interest rate of 6.6%. Certain borrowings related to the refinancing bear interest at LIBOR, plus an applicable margin. For purposes of the pro forma interest expense adjustment, LIBOR is 1.1% for the period presented. A variance in LIBOR of 1/8th percentage point would change the assumed weighted average interest expense for those borrowings by approximately $0.2 million for the six months ended July 4, 2004.

(2)	Reflects debt extinguishment expenses associated with the refinancing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data for Paperweight Development and us as of and for each of the five fiscal years in the five-year period ended January 3, 2004. The historical consolidated financial data for the fiscal years ended January 3, 2004 and December 28, 2002 and the periods ended December 29, 2001 and November 9, 2001 were derived from Paperweight Development’s consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as indicated in its report included elsewhere in this prospectus. The historical financial data as of and for the six months ended June 29, 2003 and July 4, 2004 have been derived from our unaudited consolidated financial statements, which also appear elsewhere in this prospectus. The remaining historical financial data presented below were derived from our audited consolidated financial statements not included in this prospectus. The historical consolidated financial data presented in this prospectus are not necessarily indicative of our financial position or the results of operations for any future period. The financial and other operating data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	(Predecessor Basis)			(Successor Basis)
			For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
	1999	2000					June 29, 2003	July 4, 2004
							(unaudited)	(unaudited)
Statement of Operations Data:				(dollars in thousands)
Net sales	$1,123,833	$1,080,013	$842,868	$112,950	$897,973	$861,453	$414,887	$484,172
Cost of sales	789,194	752,616	591,741	76,345	630,712	634,323	302,049	358,425

Gross profit	334,639	327,397	251,127	36,605	267,261	227,130	112,838	125,747
Selling, general and administrative	162,324	166,238	135,126	18,693	156,577	159,103	77,773	99,627
Restructuring and other charges (1)	44,542	7,816	6,385	—	—	2,629	—	829
Special charges (2)	25,409	18,488	24,301	—	21,017	—	—	—

Operating income	102,364	134,855	85,315	17,912	89,667	65,398	35,065	25,291
Interest expense	42,926	43,244	25,441	10,638	68,354	54,160	26,840	26,538
Debt extinguishment expenses	—	7,502	10,392	—	11,754	1,396	—	30,779
Interest income	(11,273)	(13,750)	(8,818)	(406)	(990)	(315)	(187)	(1,447)
Other expense (income)	3,103	(1,176)	492	(53)	(46)	(1,085)	(795)	942

Income before income taxes from continuing operations	67,608	99,035	57,808	7,733	10,595	11,242	9,207	(31,521)
Provision (benefit) for income taxes	17,715	32,874	20,625	117	503	83	551	(1,159)

Income from continuing operations	49,893	66,161	37,183	7,616	10,092	11,159	8,656	(30,362)
Loss from discontinued operations, net of tax (3)	(55,691)	(13,063)	(4,462)	—	—	—	—	—

(Loss) income before cumulative effect of accounting change	(5,798)	53,098	32,721	7,616	10,092	11,159	8,656	(30,362)
Cumulative effect of accounting change, net of tax (4)	(6,835)	—	—	—	—	—	—	—

Net (loss) income	$(12,633)	$53,098	$32,721	$7,616	$10,092	$11,159	$8,656	$(30,362)

(Continued on next page)

	(Predecessor Basis)			(Successor Basis)
			For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
	1999	2000					June 29, 2003	July 4, 2004
							(unaudited)	(unaudited)
Balance Sheet Data (at end of period):				(dollars in thousands)
Working capital (deficit) (5)	$108,892	$(171,503)	$181,187	$145,043	$89,706	$121,874	$126,451	$179,361
Total assets	948,708	774,504	788,719	1,002,298	960,162	1,069,853	1,004,491	1,071,205
Total debt	569,604	499,944	13,279	670,225	520,673	562,024	544,029	604,367
Redeemable common stock	—	—	—	104,663	133,581	158,279	138,095	163,295
Retained earnings (accumulated deficit)	—	—	—	7,616	(541)	(3,587)	6,239	(48,251)
Shareholder’s equity (deficit)	66,091	(519)	510,773	—	—	—	—	—
Other Financial Data:
EBITDA(6)	$83,250	$158,363	$106,628	$23,970	$145,936	$136,305	$70,843	$33,294
Depreciation and amortization	46,515	42,897	36,659	6,005	67,977	71,218	34,983	39,724
Capital expenditures	37,685	81,072	49,804	6,741	32,444	29,903	13,491	14,707
Ratio of earnings to fixed charges (7)	2.6	3.1	3.1	1.7	1.1	1.2	1.3	(0.1)

(1)	Due to the continued decline in the company’s carbonless business, salaried employment was reduced in 2003 and the first quarter of 2004. During the third quarter of fiscal 1999, we announced plans to close our Harrisburg plant, which was sold on August 17, 2001. See Note 6 of Notes to Consolidated Financial Statements.
(2)	Special charges consist of the following items:

	(Predecessor Basis)			(Successor Basis)
			For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29 2001	2002	2003	Six Months Ended
	1999	2000					June 29, 2003	July 4, 2004
							(unaudited)	(unaudited)
				(dollars in thousands)
Environmental expense(a)	$3,590	$3,148	$23,389	$—	$21,017	$—	$—	$—
Litigation settlements (b)	21,819	3,625	449	—	—	—	—	—
Equipment relocation expenses (c)	—	5,215	463	—	—	—	—	—
Loss on investment (d)	—	6,500	—	—	—	—	—	—

Total	$25,409	$18,488	$24,301	$—	$21,017	$—	$—	$—

(a)	Represents costs related to the Lower Fox River. See “Business—Environmental Matters.” In connection with the November 9, 2001 acquisition, AWA has agreed to indemnify us for certain of these costs. See “Business—Environmental Matters—Lower Fox River—AWA Indemnification.”
(b)	Represents settlement amounts and legal fees, primarily for two litigation matters.
(c)	Represents costs to dismantle and transport equipment from the Harrisburg plant to the Appleton plant and Roaring Spring mill as part of the Harrisburg plant closure.
(d)	Represents write-off of the notes receivable and equity investment in Paperhub.com, a proposed internet paper and supplies purchasing business. Paperhub.com has ceased its operations.
(3)	Effective November 26, 2000, we completed the transfer of two wholly-owned subsidiaries, Appleton Coated and Appleton Leasing, to Appleton Coated Papers Holdings Inc. These two subsidiaries consisted entirely of our coated free sheet, fine paper products and leasing divisions. We classified these subsidiaries as discontinued operations in our consolidated statements of operations for all periods presented. The Newton Falls, New York mill, which was part of the business operated by Appleton Coated and therefore included in discontinued operations for the periods presented, was not included within the November 26, 2000 transfer described above because the Newton Falls mill was sold to a third party in the third quarter of 2001. After the mill was sold, Newton Falls, Inc. was transferred to an affiliate of AWA. See Note 5 of Notes to Consolidated Financial Statements.
(4)	Represents the write-off of deferred start-up costs.
(5)	Beginning in fiscal 1998, includes parent company debt which has been classified as a current liability. See Note 7 of Notes to Consolidated Financial Statements.
(6)

We define EBITDA as net income, before income taxes, interest income, interest expense and depreciation and amortization. The table below presents the components of EBITDA and the reconciliation of EBITDA to net income. We consider EBITDA a key indicator of operating performance. Our management uses EBITDA as an internal measure of performance and in its evaluation of potential acquisitions. EBITDA is not a substitute for net income as determined in accordance with GAAP. EBITDA is not a complete measure of an entity’s profitability because it does not include costs and expenses for depreciation and amortization, interest and related expenses and income taxes. EBITDA, as we define it, may differ from similarly named measures used by other entities and, consequently, could be misleading unless all entities calculate and define EBITDA in the same manner.

	(Predecessor Basis)			(Successor Basis)
			For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	2002	2003	Six Months Ended
	1999	2000					June 29, 2003	July 4, 2004
							(unaudited)	(unaudited)
				(dollars in thousands)
Net (loss) income	$(12,633)	$53,098	$32,721	$7,616	$10,092	$11,159	$8,656	$(30,362)
Provision (benefit) for income taxes	17,715	32,874	20,625	117	503	83	551	(1,159)
Interest income	(11,273)	(13,750)	(8,818)	(406)	(990)	(315)	(187)	(1,447)
Interest expense	42,926	43,244	25,441	10,638	68,354	54,160	26,840	26,538
Depreciation and amortization	46,515	42,897	36,659	6,005	67,977	71,218	34,983	39,724

EBITDA	$83,250	$158,363	$106,628	$23,970	$145,936	$136,305	$70,843	$33,294

(7)

For the purpose of calculating these ratios, we define earnings as pretax income from continuing operations plus fixed charges. We define fixed charges as interest expense, which includes amortized expenses related to indebtedness, plus the portion of rent expense deemed to be interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity of Paperweight Development Corp. and Appleton Papers Inc. for the fiscal quarter and six month period ended July 4, 2004 and for the three-year period ended January 3, 2004. This discussion should be read in conjunction with our accompanying consolidated financial statements and related notes.

Appleton Papers Inc. creates product solutions for customers and end users through its development and use of coating formulations and applications as well as encapsulation, security, printing and packaging technologies. We operate in four business segments: coated solutions, thermal and advanced technical products, security products and performance packaging.

Our carbonless business is the largest component of our coated solutions segment. The U.S. carbonless market has been in decline since 1994. Based on our assessment, we believe the annual rates of decline in the U.S. carbonless market from 1994 to 1999 were between 1% and 7%, with a compound annual rate of approximately 4% during this period. On the same basis, we estimate that the U.S. carbonless paper market declined by approximately 10% in 2000 and by approximately 8% annually from 2001 through 2003, and will decline at a compound rate of approximately 9% between 2004 and 2008. Our coated solutions segment accounted for approximately 72% of our total net sales in fiscal 2003.

In addition to the declining U.S. carbonless market, our carbonless business is subject to the impact of increasingly competitive pricing. Other domestic carbonless producers, wanting to maintain or increase their market share, have increased their competitive pricing actions. In addition, foreign competitors, who serve approximately 6% of the U.S. carbonless market, use an aggressive, low-price strategy to sell into the U.S. carbonless market, which also leads to a reduction in net selling prices. In response to this increased pricing competition, we have experienced a reduction in our U.S. carbonless selling prices. However, during the first half of 2004, we were able to successfully implement a price increase for both rolls and sheets in the domestic and international markets that it serves.

The U.S. and Canadian thermal market experienced strong growth during the 1990s and is expected to continue growing as the advantages of thermal printing systems become more widely recognized. These advantages include their competitive cost, quiet operation, cleanliness, speed, high print quality, reliability, portability and their use of a single consumable (thermal paper) versus other printing systems, which require paper and ink or toner cartridges. Based on our assessment, we estimate that the annual rates of growth in the U.S. and Canadian thermal market from 1995 to 2003 were between 1% and 13% and averaged 7% for the period. Based on our assessment, we believe the U.S. and Canadian thermal market will continue to grow at a compound annual rate of 5% to 6% between 2004 and 2008.

We have also continued to experience the impact of competitive pricing in most segments of our thermal and advanced technical products business from both foreign and domestic producers. However, during the second half of 2003 and the first half of 2004, we were able to successfully implement three price increases for our high volume, low margin point-of-sale products.

Over the past few years, our management team has developed growth strategies to offset the declining nature of the U.S. carbonless market and its resulting impact on our revenue and operating income. Our strategies for growth include strengthening and expanding our presence in certain growing market segments and broadening our product offerings through acquisitions. In April 2003, we entered the performance packaging segment through our acquisition of C&H Packaging and American Plastics. In December 2003, we added an international presence to our security products segment through the acquisition of BemroseBooth. We have evaluated, and will continue to evaluate, opportunities to acquire other companies that will help us achieve our business strategies.

General

Acquisition of Appleton.    At the close of business on November 9, 2001, Paperweight Development acquired Arjo Wiggins Delaware General Partnership, or AWDGP, and its wholly-owned subsidiary, Appleton Papers Inc., from Arjo Wiggins Appleton p.l.c. (“AWA”) for $810 million. Paperweight Development had no operating activity prior to the acquisition of AWDGP.

We and Paperweight Development financed the acquisition, refinanced most of our current debt and paid related fees and expenses with the following:

•	$79 million of our available cash;

•	$340 million of a senior credit facility, of which $265 million in term loans was borrowed at the closing of the acquisition;

•	$250 million in aggregate principal amount of a senior subordinated note due 2008 issued by us to AWA, which was repaid with the proceeds of the offering of the $250 million aggregate principal amount of 12 1/2% Series A Senior Subordinated Notes due 2008 and other available cash;

•	a deferred payment obligation with a present value of $140 million at the closing of the acquisition to be paid to one of AWA’s affiliates; and

•	$107 million in proceeds from the sale of Paperweight Development redeemable common stock to the ESOP.

The acquisition was accounted for using the purchase method and the financial statements of Appleton were adjusted on November 10, 2001 to reflect its assets and liabilities at fair value. We refer to the period November 10, 2001 to December 29, 2001 as the 2001 successor period. The successor period includes the accounts of Paperweight Development and its wholly-owned subsidiaries, which we refer to as the successor company. We refer to the period December 31, 2000 to November 9, 2001 as the 2001 predecessor period. The predecessor period includes the accounts of Appleton, its wholly-owned subsidiaries, as well as Appleton’s direct parent companies, AWDGP and Appleton Investments LLC, which we collectively refer to as the predecessor company. The accounts for AWDGP and Appleton Investments consisted of debt used to fund the operations of Appleton and corresponding interest expense and tax benefits.

Project Venture.    In January 2002, our board of directors formally approved Project Venture, a $23 million capital project to install a new enterprise resource planning system with the goal of optimizing our current business operations as well as expanding our capabilities to transform to a new products company. We selected J.D. Edwards to provide the software system solution. Project Venture affects nearly every business function at Appleton including finance, information services, product development, manufacturing, logistics, purchasing, human resources, marketing, sales and customer service. Project Venture addresses Appleton and its core businesses and will be extended to other subsidiaries as appropriate. During 2001, an 18-member employee project team began working to identify, define and redesign our work processes in preparation for the new software installation. In addition to our own internal dedicated resources, we have also selected industry-respected implementation partners to assist in the design and installation of the J.D. Edwards software.

In order to minimize the risks associated with an implementation of this size and complexity, we have chosen to implement Project Venture in three waves. The first wave, which was successfully implemented in December 2002, involved our financial reporting and nonstock procurement processes. The second wave, which was successfully implemented in January 2004, involved our order-to-cash cycle (order entry, pricing, distribution, inventory planning, customer invoicing and accounts receivable). The final wave of implementation, which involves our manufacturing and stock procurement processes, began in the second quarter of 2004 and is expected to be completed during the second half of 2004.

Recent Acquisitions.    On April 30, 2003, we acquired two privately-held, Wisconsin-based companies, C&H Packaging Company, Inc. and American Plastics Company, Inc. The purchase price for these acquisitions approximated $50.4 million, net of cash acquired. C&H Packaging, located in Merrill, Wisconsin, prints and converts flexible plastic packaging materials for companies in the food processing, household and industrial product industries. American Plastics, located in Rhinelander, Wisconsin, produces high-quality, custom multilayered films and commercial packaging. American Plastics’ knowledge of films and barrier technology and the C&H Packaging portfolio of products complement Appleton’s expertise in coating and microencapsulation.

In December 2003, we acquired Bemrose Group Limited, a privately-held company headquartered in Derby, England. The purchase price for this acquisition approximated $62.9 million, net of cash acquired. The group’s operating unit, BemroseBooth, produces security printed vouchers and payment cards, mass transit and car parking tickets, variable data labeling, high-integrity mailing and printed promotional products such as calendars.

Restructuring and Other Charges.    Due to the continued decline in our carbonless business, management reviewed salaried staffing requirements in fiscal 2003. As a result of these management reviews, a salaried workforce reduction program was implemented in fiscal 2003. The cost of this program, which included severance costs and outplacement services, was $2.6 million for fiscal 2003. An additional $0.4 million was incurred in the first quarter of fiscal 2004.

During the third quarter of fiscal 1999, we announced plans to close our Harrisburg plant in fiscal 2001 to improve operational efficiencies by reducing excess production capacity. As a result, we recorded restructuring charges of $44.5 million in fiscal 1999, $7.8 million in fiscal 2000, and $6.4 million in fiscal 2001 related to the Harrisburg plant closure. The charge recorded in fiscal 1999 was primarily due to the Harrisburg asset impairment totaling $26.4 million, costs for employment terminations of $11.3 million and distribution center exit costs of $6.0 million. As part of the Harrisburg plant closure, we also recorded special charges, described below, of $5.2 million in fiscal 2000 and $0.5 million in fiscal 2001. For a more detailed review of these activities, please read our consolidated financial statements and related notes included elsewhere in this prospectus.

Discontinued Operations.    On November 26, 2000, we completed the transfer of two wholly-owned subsidiaries, Appleton Coated LLC and Appleton Leasing LLC, to Appleton Coated Papers Holdings Inc., an affiliate of AWA. These two subsidiaries, which had been operated with a separate management team since the first quarter of fiscal 1999, consisted entirely of our coated free sheet, fine paper products and leasing divisions. The Newton Falls, New York mill, which was part of the business operated by Appleton Coated, was not included within the November 26, 2000 transfer. The Newton Falls mill was sold to a third party in the third quarter of 2001. On October 28, 2001, we completed the transfer of Newton Falls, Inc. to Newton Falls LLC, an affiliated company of AWA. These subsidiaries, including the Newton Falls mill, have been classified as discontinued operations for purposes of our financial statements and the following discussion and analysis.

On February 26, 2004, we issued our earnings release and reported net income for fiscal 2003 of $11.7 million. Subsequent to this release, we recorded an additional expense of $0.7 million, $0.5 million net of tax, related to purchase accounting adjustments for the BemroseBooth acquisition, which resulted in net income for fiscal 2003 to be reduced to $11.2 million.

Comparison of Results of Operations for the Three-Month Periods Ended July 4, 2004 and June 29, 2003

Net sales.    Net sales for the three months ended July 4, 2004 were $233.6 million, an increase of $22.9 million, or 10.9%, compared to the prior year period. Coated solutions net sales were $148.3 million, a decrease of $9.7 million, or 6.1%, compared to the prior year period, due primarily to a carbonless volume reduction of 3.8%. Competition from both domestic and foreign producers continued to place downward pressure on prices in the carbonless market during the second quarter of 2004. In addition, a higher mix of international sales during the second quarter of 2004, which carry lower overall average selling prices, also contributed to the coated solutions net sales reduction. Thermal and advanced technical products net sales increased $4.5 million, or 10.7%, compared to the prior year period on a volume increase of 10.7% for the second quarter of 2004 versus second quarter of 2003. Net sales for our other two segments, security and performance packaging, increased $28.1 million, or 266%, compared to the prior year period due to a $1.1 million increase in sales of our internally developed packaging and security products and due to the inclusion in our consolidated results of a full quarter of net sales for our two new packaging companies, C&H Packaging and American Plastics, which were acquired on April 30, 2003, and for our new security business, BemroseBooth, which was acquired in December 2003.

Gross profit.    Gross profit was $57.6 million for the second quarter of 2004, an increase of $4.2 million, or 7.9%, compared to the prior year period. The increase was the net result of increased volume and improved margins in our thermal and advanced technical products business and the contribution from the new packaging and security businesses, partially offset by a volume decline, mix shift, and competitive pricing pressures in our carbonless business. Gross profit margin was 24.7% for the second quarter of 2004 as compared to 25.3% for the second quarter of 2003, primarily reflecting the pricing pressures in the carbonless business as well as the increase in the lower priced international sales as a percent of the total carbonless mix.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the second quarter of 2004 were $49.8 million, an increase of $10.3 million, or 26.2%, compared to the prior year period. Of this amount, $6.2 million is attributable to BemroseBooth, for which there are no comparable figures in the prior year results. Spending at C&H Packaging and American Plastics was up $0.7 million, largely due to the inclusion in our consolidated results of three full months of charges in the second quarter of 2004 versus only recognizing two months of post-acquisition activity in last year’s second quarter. Distribution costs for our existing businesses for the second quarter of 2004 increased by $1.0 million due to increased freight rates, freight-to-warehouse costs and increased volumes in thermal and advanced technical products and security products as compared to the prior year period. Our headquarters expenses were higher by $2.7 million, primarily due to an increase of $2.1 million in bonus accruals and $0.3 million in pension costs.

Restructuring and other charges.    Pursuant to our salaried workforce reduction program implemented in fiscal 2003, we recorded an additional $0.4 million in restructuring charges during the second fiscal quarter of 2004.

Operating income.    Operating income for the second quarter of 2004 was $7.4 million, a decrease of $6.5 million, or 46.9%, compared to the prior year period. Operating income as a percentage of net sales for the second quarter of 2004 was 3.2% as compared to 6.6% of net sales for the prior year period. Coated solutions operating income for the second quarter of 2004 decreased $6.6 million compared to the prior year period primarily due to the 3.8% decline in carbonless volume as well as increases in raw material costs in the second quarter of 2004. Thermal and advanced technical products operating income for the second quarter of 2004 increased $0.6 million compared to the prior year period as a result of increased sales volume and the favorable impact of recent price increases net of corresponding increases in distribution costs and certain headquarters expenses. Corporate charges and business development costs increased $1.2 million versus the second quarter of 2003 due to increased costs associated with our new business development and acquisition efforts. Our other segments, consisting of our security and performance packaging businesses, experienced a combined reduction in operating loss of $0.7 million for the second quarter of 2004 as compared to the prior year period. The newly acquired packaging companies contributed an additional $1.7 million in operating income. Of this amount, $1.1 million was related to non-recurring purchase accounting expenses incurred in the second quarter of 2003. This was offset by an operating loss of $1.2 million experienced during the second quarter by BemroseBooth, due primarily to the seasonality of its business.

Interest expense.    Interest expense for the second quarter of 2004 was $12.8 million, a decrease of $0.5 million compared to the prior year period, primarily due to debt repayments made during the second half of 2003 and the first half of 2004 and lower rates on the new term loan entered into in December 2003.

Interest income.    Interest income for the second quarter of 2004 was $0.2 million, an increase of $0.1 million compared to the prior year period. The increase was due to slightly higher interest rates earned on short-term investments and higher short-term investment balances in 2004, particularly near the end of the quarter.

Debt extinguishment expenses.    Total debt extinguishment expense recorded during the second quarter of 2004 was $30.8 million. The refinancing resulted in the write-off of $4.6 million in deferred debt issuance costs related to prior debt issues. In addition, we paid a $37.2 million premium in conjunction with the repurchase of our outstanding 12 1/2% senior subordinated notes and $2.2 million in related fees. Netted against these costs was a $13.2 million discount realized on the repayment of the deferred payment obligation.

Foreign exchange loss (gain).    We recognized a foreign exchange loss of $0.8 million for the second quarter of 2004 as compared to a gain of $0.6 million in the comparable prior year period. In 2003, the Canadian dollar strengthened through the second quarter, generating gains on Canadian receivables. In 2004, the Canadian dollar weakened through the second quarter, which resulted in losses upon revaluation of receivables. Also in the second quarter of 2004, we experienced an exchange loss of $0.4 million on the revaluation of the inter-company note that exists between Appleton Papers and Rose Holdings as a result of the Bemrose acquisition.

(Benefit) provision for income taxes.    In connection with the acquisition of Appleton Papers, Paperweight Development elected to be treated as a subchapter S corporation and for its eligible subsidiaries to be treated as qualified subchapter S subsidiaries for federal and state income tax purposes. As a result of these elections, we expect to incur no future federal income tax liability and minimal state income tax liabilities. As a subchapter S corporation, Paperweight Development is subject to a corporate-level tax under Section 1374 of the Internal Revenue Code known as the built-in gain tax. The built-in gain tax is a tax imposed on the gain inherent in assets as of the effective date of the S election if the gain is recognized within ten years after the effective date of the S election. If we sell a material portion of our assets in the future, we could be subject to a significant tax liability.

Our UK subsidiary is, however, subject to income taxes and has recognized an estimated tax benefit of $0.8 million, based on its operating loss for the quarter.

Net (loss) income.    We reported a net loss for the second quarter of 2004 of $35.9 million compared to income of $0.9 million for the prior year period, a decrease of $36.8 million, due principally to the previously mentioned debt extinguishment expenses and the decrease in operating income.

Comparison of Results of Operations for the Six-Month Periods Ended July 4, 2004 and June 29, 2003

Net sales.    Net sales for the six months ended July 4, 2004 were $484.2 million, an increase of $69.3 million, or 16.7%, compared to the prior year period. Coated solutions net sales were $308.4 million, a decrease of $9.6 million, or 3.0%, compared to the prior year period. Carbonless volumes were actually higher by 0.7% but revenues were down based on continued pricing pressures from both domestic and foreign producers and a higher mix of international sales during the first half of 2004, which carry lower average selling prices. Average carbonless net selling prices are 4.0% lower than a year ago. Thermal and advanced technical products net sales were $98.6 million, an increase of $16.0 million, or 19.3%, compared to the prior year period on a volume increase of 21.3% for the first half of 2004. Sales in our other segments totaled $77.2 million, an increase of $62.9 million over the 2003 period. Sales by BemroseBooth, which was first acquired in December 2003 and is not reflected in 2003 first half results, amounted to $44.1 million during this period and sales by the newly acquired packaging companies totaled an additional $16.0 million for the first half of 2004 versus last year’s two-month totals post-acquisition. Our internally developed security products generated an additional $2.7 million in sales, while our performance packaging contributed an additional $0.1 million in sales versus the prior year period.

Gross profit.    Gross profit was $125.7 million for the six months ended July 4, 2004, an increase of $12.9 million, or 11.4%, compared to the prior year period. The increase was due primarily to the addition of $10.0 million in gross profit from the BemroseBooth business, an increase of $4.3 million in thermal and advanced technical products and an additional $5.1 million based on a full six months of gross profit from the new packaging companies. In addition, our internally developed security and performance packaging products each generated an additional $0.5 million in gross profit versus 2003 first half levels. This was partially offset by an approximately $7.0 million carbonless gross profit decline resulting from competitive pricing pressures in our carbonless business and the continuing impacts of increased raw material costs for pulp, wastepaper and chemicals. Gross profit margin was 26.0% for the first half of 2004 as compared to 27.2% for the first half of 2003.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the six months ended July 4, 2004 were $99.6 million, an increase of $21.8 million, or 28.1%, compared to the prior year period. Distribution costs for the first half of 2004 increased by $2.9 million, or 10.3%, compared to the prior year period with $2.6 million of the increase due to increased freight expense based on higher carbonless and thermal and advanced technical product volumes and higher freight rates. During the first half of 2004, selling, general and administrative expenses incurred by BemroseBooth totaled $12.4 million and expenses at the new packaging companies were $2.4 million higher for the first half of 2004 versus the two months of activity recognized post-acquisition in the first six months of 2003. Our headquarters expenses were higher by $3.7 million based on an increase of $2.4 million in bonus accruals and $0.7 million in additional pension costs.

Restructuring and other charges.    We implemented a salaried workforce reduction program in fiscal 2003. The cost of this program, which included severance costs and outplacement services, was $2.6 million for fiscal 2003. An additional $0.8 million was incurred during the first two quarters of fiscal 2004.

Operating income.    Operating income for the six months ended July 4, 2004 was $25.3 million, a decrease of $9.8 million, or 27.9%, compared to the prior year period. Operating income as a percentage of net sales for the first half of 2004 was 5.2% as compared to 8.5% of net sales for the prior year period. Coated solutions operating income for the first half of 2004 was $31.5 million, a decrease of $9.5 million compared to the prior year period, primarily due to the decline in carbonless revenues as well as increases in raw material costs in the first half of 2004. Thermal and advanced technical products operating income for the first half of 2004 was $2.9 million, an increase of $1.4 million compared to the prior year period, due to increased volumes and improved margins. Corporate charges and business development costs for the first half of 2004 increased by $1.9 million as compared to the prior year period due to increased costs associated with our new business development and acquisition efforts. Our other segments, security and performance packaging, experienced a combined reduction in operating loss of $0.3 million over the prior year period. The newly acquired packaging companies contributed an additional $2.5 million in operating income, with $1.1 million of the difference being related to non-recurring purchase accounting expenses incurred in the second quarter of 2003. This was offset by an operating loss of $2.4 million experienced by BemroseBooth in the first half of 2004, largely due to seasonal factors associated with this business.

Interest expense.    Interest expense for the six months ended July 4, 2004 was $26.5 million, a decrease of $0.3 million compared to the prior year period. Debt repayments during 2003 of $41.3 million and lower interest rates on a portion of the term debt served to lower interest expense versus 2003. This was offset to some extent by our refinancing of the remaining balance of its $150 million term loan to complete the December 2003 BemroseBooth acquisition, which achieved a lower rate of interest on the new debt, but increased the total debt outstanding.

Interest income.    Interest income for the six months ended July 4, 2004 was $1.4 million, an increase of $1.3 million compared to the prior year period. Of this amount, $1.1 million was due to interest realized from federal and state income tax refunds. We also earned higher interest rates on short-term investments and maintained higher short-term investment balances, especially during the latter part of the first half of 2004, as compared to the prior year period.

Debt extinguishment expenses.    Total debt extinguishment expense recorded during the first six months of 2004 was $30.8 million, all of which was recognized in the second quarter, as described above, and all of which is attributable to the refinancing. We wrote off $4.6 million in deferred debt issuance costs related to prior debt issues, paid a $37.2 million premium in conjunction with the repurchase of our outstanding 12 1/2% senior subordinated notes and $2.2 million in related fees. We realized a $13.2 million discount on the repayment of the deferred payment obligation, which was netted against the debt extinguishment expenses.

Foreign exchange (loss) gain.    For the first six months of 2004, we recognized a foreign exchange loss of $0.9 million versus a $0.8 million gain in the prior year period. In 2003, the Canadian dollar strengthened throughout the first six months, generating gains on Canadian receivables. In 2004, the Canadian dollar weakened from the beginning of the year, which resulted in losses upon revaluation of receivables. Also, thus far in 2004, we have experienced a $0.5 million exchange loss on the revaluation of the inter-company note that exists between Appleton Papers and Rose Holdings as a result of the Bemrose acquisition.

(Benefit) provision for income taxes.    In connection with the acquisition of Appleton Papers, Paperweight Development elected to be treated as a subchapter S corporation and for its eligible subsidiaries to be treated as qualified subchapter S subsidiaries for federal and state income tax purposes. As a result of these elections, we expect to incur no future federal income tax liability and minimal state income tax liabilities. As a subchapter S corporation, Paperweight Development is subject to a corporate-level tax under Section 1374 of the Internal Revenue Code known as the built-in gain tax. The built-in gain tax is a tax imposed on the gain inherent in assets as of the effective date of the S election if the gain is recognized within ten years after the effective date of the S election. If we sell a material portion of our assets in the future, we could be subject to a significant tax liability.

Our UK subsidiary, BemroseBooth, is subject to income taxes and has recognized an estimated tax benefit of $1.2 million based on its operating loss for the six-month period.

Net (loss) income.    The net loss for the six months ended July 4, 2004 was $30.4 million compared to income of $8.7 million for the prior year period, a decrease of $39.1 million, resulting primarily from the recognition of $30.8 million in debt extinguishment expenses and the decline in coated solutions operating income versus the previous year.

Comparison of Fiscal 2003 and Fiscal 2002

Net Sales.

Net Sales per Quarter

(dollars in thousands)

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full Year
Fiscal 2003	$204,238	$210,649	$217,783	$228,783	$861,453
Fiscal 2002	$224,576	$228,698	$229,030	$215,669	$897,973

Net sales for fiscal 2003 decreased $36.5 million, or 4.1%, to $861.5 million, compared to $898.0 million for fiscal 2002. Net sales for each quarter of fiscal 2003 increased over the previous 2003 quarter. The improvement in net sales for the second quarter of fiscal 2003 compared to the first quarter of fiscal 2003 was largely a result of the addition of net sales from the two packaging companies we acquired in April 2003 and increased thermal and advanced technical products growth. The improvement in net sales for the third quarter of fiscal 2003 compared to the second quarter of fiscal 2003 was largely a result of continued thermal and advanced technical products growth as well as reporting a full quarter of net sales for the two packaging companies we acquired in April 2003. The improvement in net sales for the fourth quarter of fiscal 2003 compared to the third quarter of fiscal 2003 was largely a result of the addition of net sales from the acquisition of BemroseBooth in December 2003 and continued thermal and advanced technical products growth.

Coated solutions’ net sales for fiscal 2003 were $622.6 million, a decrease of $85.4 million, or 12.1%, compared to fiscal 2002. Carbonless volume declined by 9% for the year, which was in line with company expectations. The decline in carbonless net sales was greater than the volume decline as a result of increased competitive pricing pressures from both domestic and foreign producers. Average selling prices in our domestic market, which accounted for more than 75% of our total carbonless shipments in fiscal 2003, decreased in the 3-4% range for fiscal 2003 as compared to fiscal 2002. The percentage of carbonless shipments to international customers increased by 2% in fiscal 2003, which also negatively impacted net sales due to the lower selling price points in the international markets that we service. During fiscal 2002, we recorded $5.3 million in revenue from one-time toll coating services, which were not repeated in fiscal 2003.

Thermal and advanced technical products’ net sales for fiscal 2003 were $182.1 million, an increase of $5.3 million, or 3.0%, compared to fiscal 2002. Thermal and advanced technical products volume increased 11% for fiscal 2003 as compared to fiscal 2002. A majority of our volume increase for fiscal 2003 was experienced in our high volume, low margin point-of-sale products. Throughout the first seven months of fiscal 2003, we continued to experience pricing erosion on these products due to continued pricing pressures from both domestic and foreign producers of similar products. In August 2003, we implemented a price increase on our highest volume point-of-sale grade, which was followed by an additional price increase on this same grade in late November 2003. These price increases were the first increases experienced for this grade in over three years of continuing price deterioration. Average selling prices for our high volume, low margin point-of-sale products decreased in the 4-5% range for fiscal 2003 as compared to fiscal 2002. Our other segments within thermal and advanced technical products, such as label and tag/ticket applications, also experienced competitive pricing pressures throughout 2003.

Other businesses’ net sales:

	2003	2002
	(dollars in millions)
Security	$26.5	$13.2
Performance packaging	30.3	—

Total other businesses	$56.8	$13.2

Our other businesses’ net sales for fiscal 2003, which include our security and performance packaging businesses, were $56.8 million, an increase of $43.6 million compared to fiscal 2002. Our acquisition of BemroseBooth in December 2003 contributed $10.9 million to our security net sales increase for fiscal 2003. Net sales from our existing security business were $15.5 million for fiscal 2003, an increase of $2.3 million, or 17.6% compared to fiscal 2002. Our two new performance packaging companies, C&H Packaging and American Plastics, which were acquired in April 2003, contributed $30.2 million of the increased revenue for fiscal 2003.

Gross Profit.    Gross profit was $227.1 million for fiscal 2003, a decrease of $40.1 million, or 15.0%, compared to fiscal 2002. Gross profit margin was 26.4% for fiscal 2003 as compared to 29.8% for fiscal 2002. The decline in gross profit dollars for fiscal 2003 as compared to fiscal 2002 was due to the following factors:

•	The combined effect of carbonless volume decline, competitive carbonless pricing pressures and higher carbonless international mix negatively impacted gross profit for fiscal 2003 by approximately $40 million.

•	The combined negative impact of continued competitive thermal pricing pressures and a higher proportion of low margin point-of-sale products in the mix of thermal sales more than offset the favorable impact of increased thermal volume in fiscal 2003 and resulted in approximately $7 million in reduced gross profit.

•	Fiber costs increased by approximately $7 million for purchased pulp, wastepaper and wood.

These factors were partially offset by the following:

•	Gross profit from our 2003 acquisitions contributed approximately $8 million in gross profit, which included the $3 million impact of unfavorable purchase accounting adjustments related to valuing inventory at fair market value for the three companies we acquired in fiscal 2003.

•	Manufacturing efficiency gains, along with cost reductions in basestock, chemical and packaging purchases net of manufacturing cost increases in the areas of salaries and labor costs, utilities and employee benefits, contributed approximately $6 million in gross profit for fiscal 2003.

Selling, General and Administrative.    Selling, general and administrative expenses for fiscal 2003 were $159.1 million, an increase of $2.5 million, or 1.6%, compared to fiscal 2002. The companies we acquired in

2003 had $6.3 million in selling, general and administrative expenses related to the period of time we owned these companies in fiscal 2003, for which there were no corresponding expenses in our fiscal 2002 results. The areas where we experienced a reduction in expense in fiscal 2003 as compared to fiscal 2002 include: long-term management incentive plans, the costs of which were driven by the performance of Appleton and changes in the value of Paperweight Development redeemable common stock; lower distribution costs due to the reduction in carbonless shipments; fixed asset disposals; and bad debt expense.

Restructuring and Other Charges.    Due to the continued decline in our carbonless business, management reviewed salaried staffing requirements in fiscal 2003. As a result of these management reviews, a salaried workforce reduction program was implemented in fiscal 2003. The cost of this program, which included severance costs and outplacement services, was $2.6 million for fiscal 2003. In the future, we will continue to evaluate our organization and our ability to achieve our business strategies. As we continue to make those evaluations, we may be required to further reduce our workforce and incur additional charges.

Special Charges.    During the fourth quarter of 2002, we recorded an environmental expense of $21 million in response to the January 2003 issuance of the Wisconsin Department of Natural Resources Record of Decision for the Lower Fox River PCB cleanup. AWA has agreed to indemnify us for the first $75 million and for all amounts over $100 million in liabilities relating to the Lower Fox River. This $21 million fourth quarter charge represents the discounted share of the portion of Lower Fox River costs for which Appleton may be responsible. This discounted share will accrete (i.e., increase) to $25 million by the end of 2005 to coincide with the expiration of the interim restoration and remediation agreement entered into between Appleton and various government agencies in 2001 (see Note 19 of Notes to Consolidated Financial Statements). We anticipate that we will begin funding our $25 million share of the Lower Fox River liability sometime after 2008.

Operating Income.

	Fiscal 2003	Fiscal 2002
	(dollars in thousands)
Coated Solutions	$73,681	$88,602
Thermal and Advanced Technical Products	6,174	9,394
Other	(2,633)	(768)
Unallocated corporate charges and business development costs	(11,824)	(7,561)

Total Operating Income	$65,398	$89,667

Operating income for fiscal 2003 was $65.4 million, a decrease of $24.3 million, or 27.1%, compared to fiscal 2002. Operating income for fiscal 2002 included the $21.0 million special charge described above. Operating income as a percentage of net sales for fiscal 2003 was 7.6% as compared to 10.0% of net sales for fiscal 2002.

Coated solutions’ operating income for fiscal 2003 was $73.7 million, a decrease of $14.9 million compared to fiscal 2002. This decrease was primarily due to the expected decline in carbonless volume, increased competitive pricing pressures and a higher percentage of carbonless international shipments compared to fiscal 2002. Coated solutions’ operating income for fiscal 2002 included the $21.0 million charge related to the discounted share of the Lower Fox River costs for which we may be responsible.

Thermal and advanced technical products’ operating income for fiscal 2003 was $6.2 million, a decrease of $3.2 million, or 34.3%, compared to fiscal 2002. Volume increases experienced in 2003 were more than offset by continued competitive pricing pressures in most major product segments. Continued cost reduction efforts to improve manufacturing efficiencies were maintained throughout the year, which helped to offset a portion of the impact of the competitive pricing pressures.

Our other businesses, which include our security and performance packaging businesses, experienced an operating loss for fiscal 2003 of $2.6 million, an increase of $1.9 million compared to fiscal 2002. The increase in operating loss for fiscal 2003 was due to increased sales and marketing efforts directed toward growing our domestic security business, increased product development costs and unfavorable purchase accounting adjustments of approximately $3 million related to valuing inventory at fair market for the three companies we acquired in fiscal 2003. These costs exceeded the operating income generated from operations for our newly acquired packaging and security businesses.

Our unallocated corporate charges and business development costs relate to expenditures associated with our technology development team, which works to leverage and expand our expertise in coating applications, coating formulations, microencapsulation, security and other technologies. We also incurred expenditures related to our marketing and research and development efforts, which are focused on growing our performance packaging business for both consumer and commercial markets. In addition, costs associated with our acquisition team’s activities (salaries, travel, consulting fees and legal expenses) are also included as part of business development costs in 2003. Our business development costs for fiscal 2003 were $11.8 million, an increase of $4.3 million compared to fiscal 2002.

Interest Expense.

	Fiscal 2003	Fiscal 2002
	(dollars in millions)
Interest expense—term loans	$7.0	$12.1
Interest expense—2008 senior subordinated notes	25.4	31.3
Interest expense—deferred debt expense	3.4	9.6
Interest expense—deferred payment obligation	16.3	14.5
Interest expense—Fox River accretion	1.3	—
Interest expense—other	0.8	0.9

Total interest expense	$54.2	$68.4

Interest expense for fiscal 2003 was $54.2 million, a decrease of $14.2 million, or 20.8%, compared to fiscal 2002. The reduction in interest expense for fiscal 2003 as compared to fiscal 2002 was a result of the significant debt reduction we accomplished in fiscal 2002, our debt restructuring activities in fiscal 2002 and fiscal 2003, as well as lower interest rates we experienced in fiscal 2003 on our senior bank debt. During fiscal 2002, we used cash generated from operations to repay $113.7 million of our senior bank debt. In addition, we purchased and retired $50.0 million of our 2008 senior subordinated notes during fiscal 2002. Non-cash deferred debt amortization expenses were $3.4 million in fiscal 2003 compared to $9.6 million in fiscal 2002. As a result of the significant repayment of senior bank debt in fiscal 2002, our deferred debt amortization expense was significantly higher in fiscal 2002. Non-cash interest on the deferred payment obligation (see Note 12 of Notes to Consolidated Financial Statements) was $16.3 million in fiscal 2003 compared to $14.5 million in fiscal 2002. In fiscal 2003, our discounted share of the Lower Fox River costs for which we are responsible was accreted by $1.3 million. This $21.0 million amount will accrete to $25.0 million by the end of 2005.

Debt Extinguishment Expenses.    During December 2003, a portion of our long-term debt obligations was refinanced with new debt carrying a reduced interest rate. As a result, we were required to write-off $1.4 million of deferred debt issuance costs associated with the original debt. During June 2002, a portion of our long-term debt obligations was refinanced with new debt carrying a reduced interest rate. As a result, we were required to write-off $11.8 million of deferred debt issuance costs associated with the original debt. Refer to “Liquidity and Capital Resources” below for additional discussion of these refinancing activities.

Interest Income.    Interest income for fiscal 2003 was $0.3 million, a decrease of $0.7 million compared to $1.0 million for fiscal 2002. The decrease was due to lower interest rates earned on short-term investments and, on average, lower short-term investment balances maintained during fiscal 2003 as compared to fiscal 2002.

Provision for Income Taxes.    In connection with the acquisition of Appleton, Paperweight Development elected to be treated as a subchapter S corporation and for its eligible subsidiaries to be treated as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. As a result of these elections, we expect to incur no future U.S. income tax liability and minimal state income tax liabilities. The American Plastics and C&H Packaging subsidiaries acquired in 2003 are eligible for such treatment while BemroseBooth, a company registered in the U.K. and subject to U.K. Inland Revenue tax laws, is not eligible for treatment as a qualified subchapter S subsidiary and as a result we will incur a foreign tax liability. As a subchapter S corporation, Paperweight Development is subject to a corporate-level tax under Section 1374 of the Internal Revenue Code known as the built-in gain tax. The built-in gain tax is a tax imposed on the gain inherent in assets as of the effective date of the S election if the gain is recognized within ten years after the effective date of the S election. If we sell a material portion of our assets in the future, we could be subject to a significant tax liability.

For fiscal 2003, we recorded a tax provision of $0.1 million which included a $0.3 million tax benefit recorded by BemroseBooth. Deferred tax liabilities associated with BemroseBooth are $1.8 million at January 3, 2004.

Net Income.    Net income for fiscal 2003 was $11.2 million, an increase of $1.1 million or 10.6% compared to fiscal 2002.

Comparison of Fiscal 2002 and Combined Fiscal 2001

For purposes of the discussion of yearly operating results, the financial information for the 2001 predecessor period has been combined with the financial information for the 2001 successor period and referred to as “fiscal 2001.”

Net Sales.

Net Sales per Quarter

(dollars in thousands)

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Full Year
Fiscal 2002	$224,576	$228,698	$229,030	$215,669	$897,973
Fiscal 2001	$240,310	$239,188	$249,112	$227,208	$955,818

Net sales for fiscal 2002 decreased $57.8 million, or 6.1%, to $898.0 million, compared to $955.8 million for fiscal 2001. For both fiscal 2002 and fiscal 2001 we experienced the trend where net sales for the first three quarters of the year remained relatively stable followed by a drop in net sales in the fourth quarter. The decline during each of the fourth quarters of fiscal 2002 and fiscal 2001 was largely attributable to our carbonless business.

Coated solutions’ net sales for fiscal 2002 were $707.9 million, a decrease of $64.9 million, or 8.4%, compared to fiscal 2001. Carbonless volume declined by 8% for the year, which was in line with company expectations. Average selling prices in our domestic market, which accounted for more than 80% of our total carbonless shipments in fiscal 2002, decreased in the 1-2% range for fiscal 2002 as compared to fiscal 2001. During fiscal 2002, we recorded $5.3 million in revenue from one-time toll coating services.

Thermal and advanced technical products’ net sales for fiscal 2002 were $176.8 million, an increase of $4.6 million, or 2.7%, compared to fiscal 2001. Thermal and advanced technical products volume increased 8% for fiscal 2002 as compared to fiscal 2001. Net selling prices for our high volume, low margin point-of-sale products were stable throughout 2002 after experiencing a 4.2% decline from the fourth quarter 2001 price levels due to competitive market conditions.

Our other businesses’ net sales for fiscal 2002, which related to our security business, were $13.2 million, an increase of $2.5 million compared to fiscal 2001.

Gross Profit.    Gross profit was $267.3 million for fiscal 2002, a decrease of $20.5 million, or 7.1%, compared to fiscal 2001. Gross profit margin was 29.8% for fiscal 2002 as compared to 30.1% for fiscal 2001. The benefit of lower raw material costs for pulp and chemicals, and the full year benefits achieved from the restructuring plan completed in fiscal 2001, were offset by the carbonless volume decline and an increase of $17.7 million in manufacturing depreciation expense, when compared to fiscal 2001. The acquisition of Appleton by Paperweight Development was recorded using the purchase method of accounting and the financial statements of Appleton were adjusted on November 10, 2001 to reflect property, plant and equipment at fair value, which resulted in higher depreciation expense.

Selling, General and Administrative.    Selling, general and administrative expenses for fiscal 2002 were $156.6 million, an increase of $2.8 million, or 1.8%, compared to fiscal 2001. Amortization expense related to intangible assets increased $7.7 million for fiscal 2002 as compared to fiscal 2001 due to the value assigned to intangible assets in the purchase price allocation related to the acquisition of Appleton. Information systems expenses increased by $3.1 million due to additional costs associated with the implementation of Project Venture. Expenses related to awards under our long-term management incentive plans, which are based on the performance of Appleton and increases in the value of Paperweight Development redeemable common stock, resulted in an increase in non-cash compensation expense of $3.5 million in fiscal 2002. Bad debt expense in fiscal 2002 was $0.8 million higher than in fiscal 2001 primarily due to potential credit exposures from Argentinean customers. In fiscal 2001, we received fees of $1.8 million from Appleton Coated for information technology services we provided and recorded as an offset to our information technology department expenses. Appleton Coated did not utilize our information technology services in fiscal 2002. Distribution costs for fiscal 2002 decreased by $7.0 million, or 10.7%, compared to fiscal 2001 due to reduced carbonless volumes, lower freight costs and reduced warehousing expenses. Selling, general and administrative expenses for fiscal 2001 also included a charge of $6.9 million in management bonuses, incurred in the 2001 predecessor period, related to the acquisition of Appleton.

Restructuring and Other Charges.    During the third quarter of fiscal 1999, we announced plans to close our Harrisburg plant in fiscal 2001. Restructuring and other charges associated with this plant closure, which was completed in fiscal 2001, approximated $6.4 million in fiscal 2001, and related to asset impairments of $3.8 million, employee severance benefits of $1.1 million and $1.5 million of various costs relating to the final closure of the plant. We did not incur any restructuring or other charges in fiscal 2002.

Special Charges.    Special charges for fiscal 2002 consisted of environmental costs of $21.0 million. Special charges for fiscal 2001 consisted of (1) environmental costs of $23.4 million, (2) a legal settlement during fiscal 2001 resulting in charges of $0.4 million and (3) costs to dismantle and transport equipment from the Harrisburg plant to the Appleton plant and Roaring Spring mill of $0.5 million.

During the fourth quarter of 2002, we recorded an environmental expense of $21 million in response to the January 2003 issuance of the Wisconsin Department of Natural Resources Record of Decision for the Lower Fox River PCB cleanup. AWA has agreed to indemnify us for the first $75 million and for all amounts over $100 million in liabilities relating to the Lower Fox River. This $21 million fourth quarter charge represents the discounted share of the portion of Lower Fox River costs for which Appleton may be responsible. This discounted share will accrete (i.e., increase) to $25 million by the end of 2005 to coincide with the expiration of the interim restoration and remediation agreement entered into between Appleton and various government agencies in 2001 (see Note 19 of Notes to Consolidated Financial Statements). We anticipate that we will begin funding our $25 million share of the Lower Fox River costs sometime after 2008.

Operating Income.

	Fiscal 2002	Fiscal 2001
	(dollars in thousands)
Coated Solutions	$88,602	$107,105
Thermal and Advanced Technical Products	9,394	10,435
Other	(768)	(324)
Unallocated corporate charges and business development costs	(7,561)	(13,989)

Total Operating Income	$89,667	$103,227

Operating income for fiscal 2002 was $89.7 million, a decrease of $13.6 million, or 13.1%, compared to fiscal 2001. Operating income as a percentage of net sales for fiscal 2002 was 10.0% as compared to 10.8% of net sales for fiscal 2001.

Coated solutions’ operating income for fiscal 2002 decreased $18.5 million, or 17.3%, compared to fiscal 2001 primarily due to the decline in carbonless roll volume in fiscal 2002 as compared to fiscal 2001.

Thermal and advanced technical products’ operating income for fiscal 2002 decreased $1.0 million compared to fiscal 2001 due to an increase in depreciation and amortization expenses resulting from the purchase price allocation related to the acquisition of Appleton, offset in part by volume increases experienced in 2002.

Our unallocated corporate charges and business development costs for fiscal 2002 decreased $6.4 million, or 46.0%, compared to fiscal 2001. The decrease in fiscal 2002 was due to a charge of $6.9 million in management bonuses, incurred in the 2001 predecessor period, related to the acquisition of Appleton.

Interest Expense.

	Fiscal 2002	Successor Basis 2001	Predecessor Basis 2001
	(dollars in millions)
Interest expense—term loans	$12.1	$2.4	$—
Interest expense—2008 senior subordinated notes	31.3	1.3	—
Interest expense—senior subordinated note (AWA)	—	2.8	—
Interest expense—private placement	—	—	7.6
Interest expense—deferred debt expense	9.6	1.8	0.1
Interest expense—deferred payment obligation	14.5	1.9	—
Interest expense—Fox River IGP accretion	—	0.2	0.6
Interest expense—other	0.9	0.2	17.2

Total interest expense	$68.4	$10.6	$25.5

Interest expense for fiscal 2002 was $68.4 million, an increase of $32.3 million compared to $36.1 million for fiscal 2001 due to the issuance of long-term debt obligations associated with the acquisition of Appleton on November 9, 2001. As a result of our voluntary debt prepayments in 2002, we also amortized a larger share of the deferred debt issuance expenses as compared to the scheduled loan terms. Non-cash deferred debt amortization expenses in fiscal 2002 amounted to $9.6 million.

Debt Extinguishment Expenses.    During June 2002, a portion of our long-term debt obligations was refinanced with new debt carrying a reduced interest rate. As a result, we were required to write off $11.8 million of deferred debt issuance costs associated with the original debt. Refer to “Liquidity and Capital Resources” below for additional discussion of this refinancing. During the 2001 predecessor period, we recorded debt extinguishment expenses of $10.4 million as a result of the early redemption of our 6.26% and 6.61% senior unsecured notes. The debt extinguishment expenses consisted primarily of a prepayment penalty and the write-off of non-cash deferred debt issuance costs.

Interest Income.    Interest income for fiscal 2002 was $1.0 million, a decrease of $8.2 million compared to $9.2 million for fiscal 2001. The decrease was due to the October 1, 2001 sale of a $125 million interest-bearing shareholder note we held from Arjo Wiggins SA, a French company ultimately owned by AWA.

Provision for Income Taxes.    In connection with the acquisition of Appleton, Paperweight Development elected to be treated as a subchapter S corporation and for its eligible subsidiaries to be treated as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. As a result of these elections, we expect to incur no future U.S. income tax liability and minimal state income tax liabilities. As a subchapter S corporation, Paperweight Development is subject to a corporate-level tax under Section 1374 of the Internal Revenue Code known as the built-in gain tax. The built-in gain tax is a tax imposed on the gain inherent in assets as of the effective date of the S election if the gain is recognized within ten years after the effective date of the S election. If we sell a material portion of our assets in the future, we could be subject to a significant tax liability.

Loss from Discontinued Operations.    In October 2001, we completed the transfer of one of our wholly-owned subsidiaries, Newton Falls, Inc., to an affiliated company of AWA. This entity was classified as a discontinued operation for fiscal 2001. Loss from discontinued operations, net of taxes, was $4.5 million for fiscal 2001 and primarily consisted of asset impairments and closing costs associated with the permanent closure of the Newton Falls mill.

Net Income.    Net income for fiscal 2002 was $10.1 million compared to $40.3 million for fiscal 2001, a decrease of $30.2 million resulting primarily from an increase in interest expense and a reduction in operating income.

Liquidity and Capital Resources

Predecessor Period

Prior to the acquisition of Appleton by Paperweight Development, we operated as an indirect, wholly-owned subsidiary of AWA. This resulted in numerous intercompany transactions related to our investing and financing activities. Therefore, the following discussion regarding our historical cash flows from operating, investing and financing activities is not representative of our cash flow and activities as a separate entity following the acquisition.

We historically financed our short-term liquidity needs with internally generated funds, working capital lines of credit and loans from an affiliate of AWA.

Successor Period

As a result of the acquisition of Appleton on November 9, 2001, we incurred significant debt requiring periodic interest and principal repayments. Requirements for working capital, capital expenditures, pension fund contributions, periodic interest and debt principal payments, employee redemptions of redeemable common stock and acquisitions, if any, in fiscal 2004 will continue to be funded with cash flows from operations supplemented with borrowings under the revolving credit portion of our senior credit facilities. We believe our capital resources and liquidity position at January 3, 2004 are adequate to meet projected needs.

In connection with the acquisition of Appleton, Paperweight Development elected to be treated as a subchapter S corporation and for its eligible subsidiaries to be treated as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. As a result of these elections, we expect to incur no future U.S. income tax liability and minimal state income tax liability. This should also have a positive impact on our future liquidity and cash flows. The American Plastics and C&H Packaging subsidiaries acquired in 2003 are eligible for such treatment while BemroseBooth, a company registered in the U.K. and subject to U.K. Inland Revenue tax laws, is not eligible for treatment as a qualified subchapter S subsidiary and as a result we will incur a foreign tax liability.

Our strategy for growth includes strengthening and expanding our presence in certain market segments and broadening our product offerings through acquisitions and new product development. We have evaluated and will continue to evaluate opportunities to acquire other companies that will help us achieve our business strategies. As a result, we may engage in discussions, or, in some cases, negotiations with prospective targets and may make future acquisitions. Any such acquisitions would be subject to the limitations contained in our debt instruments. Generally, we will not comment on such discussions or possible acquisitions until a definitive agreement has been executed.

Cash Flows from Operating Activities.    Net cash provided by operating activities for the first six months of 2004 was $17.5 million. Depreciation and amortization charges of $39.7 million more than offset the $30.4 million net loss for the period. We made $3.9 million in non-cash employer matching contributions to the KSOP during the first half of 2004. Operating cash flow was reduced by the discount on repayment of the deferred payment obligation, a $13.2 million non-cash credit, and by an increase of $10.8 million in inventories due to a $7.5 million increase at BemroseBooth, reflecting seasonal build, and moderate increases in finished goods inventories at our distribution centers and at the packaging companies. Receivables decreased by $5.6 million. BemroseBooth collected against its year-end balances, reducing its receivables by $16.6 million, while receivables in our coated solutions and thermal and advanced technical products businesses increased by $10.7 million.

Net cash provided by operating activities for the first half of 2003 was $35.7 million. We made $4.3 million in non-cash employer matching contributions to the KSOP during the first half of 2003. An increase in working capital for the first half of 2003 decreased operating cash flows by $23.2 million. Inventories increased by $3.7 million due to planned efforts to allow for additional product development trial work during the second and third quarters of 2003. Receivables increased by $11.0 million due to a combination of increased sales of $5 million for June 2003 as compared to December 2002 and to several customers withholding payment at quarter-end. Accounts payable and other accrued liabilities decreased by $9.1 million, with customer rebate payments made in the first quarter of 2003 related to 2002 purchases accounting for a significant portion of this change.

Net cash provided by operating activities of continuing operations for fiscal 2003 was $126.3 million. We incurred $8.1 million in non-cash employer matching contributions to the KSOP for fiscal 2003. A decrease in working capital for fiscal 2003 increased operating cash flows by $12.8 million largely driven by decreases in receivables of $12.7 million and inventories of $4.9 million, which were partially offset by a $5.0 million decrease in accounts payable and other accrued liabilities. Accounts receivable decreased due to the timing of our January 3, 2004 year end, which allowed for collection of receivables with month end terms.

Net cash provided by operating activities of continuing operations for fiscal 2002 was $176.9 million. As required by the rules for purchase accounting, fixed assets and intangible assets acquired in connection with the acquisition of Appleton were recorded at fair value as of the date of the acquisition resulting in an increase in non-cash depreciation and amortization expense of $25.3 million for fiscal 2002. We also incurred $7.3 million in non-cash employer matching contributions to the KSOP during fiscal 2002. A decrease in working capital for fiscal 2002 increased operating cash flows by $20.5 million. Decreases in inventories of $16.5 million and receivables of $12.0 million were partially offset by a decrease in accounts payable and other accrued liabilities of $6.3 million. Inventories, which were strategically built in 2001 in advance of the Harrisburg shutdown and movement of production equipment to the Appleton plant and Roaring Spring mill facilities, were reduced throughout 2002. Accounts receivable decreased due to lower sales and a reduction in past due account balances. Accrued income tax liability increased by $18.0 million, largely attributable to income tax refunds received during fiscal 2002, which relate to periods prior to the November 9, 2001 acquisition date. These refunds will be used to satisfy any additional tax liabilities arising from audits of prior periods.

Net cash provided by operating activities of continuing operations for fiscal 2001 was $130.7 million. A decrease in working capital for fiscal 2001 increased operating cash flows by $29.3 million. Accounts receivable decreased $34.7 million, largely due to a reduction in past due account balances. Inventories decreased $20.5 million, primarily as a result of a next-day basestock inventory program initiated during the first quarter of fiscal

2001 and a partial reduction in safety stock that was in place while the Harrisburg closure and transfer of equipment to Appleton plant and Roaring Spring mill was being completed during the first half of fiscal 2001. Accounts payable, other accrued liabilities and restructuring reserves decreased $25.8 million, partially due to final severance payments and a reduction in accounts payable for capital expenditures upon the completion of the equipment transfer and reinstallation projects related to the Harrisburg plant closure during fiscal 2001.

Cash Flows from Investing Activities.    Net cash used by investing activities was $15.4 million for the first half of 2004, nearly all of which was applied to capital asset additions.

Net cash used by investing activities was $64.0 million for the first half of 2003. Of this amount, $50.5 million related to the acquisition of C&H Packaging and American Plastics on April 30, 2003. Spending on capital projects approved prior to the end of 2002 amounted to $9.7 million. The remaining $3.8 million was expended on capital projects approved in 2003.

During fiscal 2003, fiscal 2002 and fiscal 2001, capital expenditures were $29.9 million, $32.4 million and $56.5 million, respectively. During fiscal 2000 and fiscal 2001, we invested heavily in our facilities, including restructuring our manufacturing base and re-installing the equipment originally located at our Harrisburg plant.

On December 23, 2003 an amendment to the old senior credit facilities was approved by a majority of the lenders, which amended the related financial covenants to provide additional flexibility. One component of the financial covenants that was amended related to our permitted capital expenditures per year. The amendment increased the permitted capital expenditures for 2004 and each fiscal year thereafter from $45.0 million to $50.0 million. The old senior credit facilities did not permit us to make capital expenditures during any fiscal year in excess of the amount indicated:

Fiscal Year	Amount
2002	$60,000,000
2003	$50,000,000
2004 and each fiscal year thereafter	$50,000,000

The indenture under which we issued the 2008 senior subordinated notes did not permit us to make capital expenditures during any fiscal year in excess of the amount indicated:

Fiscal Year	Amount
2002	$70,000,000
2003	$60,000,000
2004 and each fiscal year thereafter	$55,000,000

Under the old senior credit facilities and the old indenture, we were permitted to carry forward up to 50% of any unexpended amounts for capital expenditures to the next succeeding fiscal year. We were also permitted to make capital expenditures with the proceeds from sales of our assets. Actual capital expenditures in fiscal 2003 were $29.9 million, which resulted in a capital carryforward of $10.1 million into fiscal 2004. Allowable capital expenditures in fiscal 2004, including the carryforward, amount to $60.1 million under the old senior credit facilities and $70.1 million under the old indenture.

The new senior credit facilities do not permit us to make capital expenditures during any fiscal year in excess of $50.0 million, but we may carry forward up to 50% of any unexpended amounts for capital expenditures to the next succeeding fiscal year. We may also make capital expenditures with the proceeds from sales of our assets. The indentures under which we issued the notes do not restrict our ability to make capital expenditures. We project that our capital expenditures will be approximately $50.0 million in 2004. We believe that the limitations described above will permit us to carry out our planned capital expenditures during 2004 and each fiscal year thereafter.

Net cash used by investing activities was $142.2 million for fiscal 2003. Of this amount, $112.3 million was used to acquire C&H Packaging, American Plastics and BemroseBooth. The remaining $29.9 million was related to capital expenditures for fiscal 2003. Of this amount, $14.0 million was expended on capital projects approved prior to the end of fiscal 2002. The remaining $15.9 million was expended on capital projects approved in 2003. Significant capital expenditures in fiscal 2003 included $7.3 million spent on Project Venture.

Net cash used by investing activities was $32.4 million for fiscal 2002. Of this amount, $11.3 million was expended on capital projects approved prior to the end of fiscal 2001. The remaining $21.1 million was expended on capital projects approved in 2002. Significant capital expenditures in fiscal 2002 included $12.6 million spent on Project Venture and $4.2 million spent on a paper machine rebuild at West Carrollton mill.

Net cash used by investing activities of continuing operations was $321.5 million for the 2001 successor period. Of this amount, $6.7 million related to various machinery and equipment capital expenditures. At the close of business on November 9, 2001, Paperweight Development Corp. completed the acquisition of Appleton Papers Inc. for a total cash purchase price of $314.8 million.

Net cash used by investing activities of continuing operations was $40.8 million for the 2001 predecessor period. Of this amount, $49.8 million related to various machinery and equipment capital expenditures, which was partially offset by $9.0 million of proceeds from the sale of the Harrisburg facility.

Cash Flows from Financing Activities.    On November 9, 2001, we entered into a $340 million senior credit facility (the “Senior Credit Facility”). The Senior Credit Facility comprised the following: a four-year credit facility of up to $75 million for revolving loans, including letters of credit; a four-year term loan of $115 million; and a five-year term loan of $150 million. The Senior Credit Facility was unconditionally and jointly and severally guaranteed by Paperweight Development and WTA Inc., C&H Packaging Company Inc., American Plastics Company, Inc., American Real Estate Corporation, Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA Inc., each of which is a wholly-owned subsidiary of Appleton.

From November 18, 2002 through April 1, 2003, our defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, under our Senior Credit Facility, the interest rate on the $115 million senior secured note and the revolving credit facility was reduced to LIBOR plus 2.5% per annum. From April 2, 2003 through May 15, 2003, our defined leverage ratio was calculated at less than 2.50 to 1.00 but greater than or equal to 2.00 to 1.00 and, as a result, the interest rate was increased to LIBOR plus 3.0% per annum. From May 16, 2003 through August 19, 2003, our defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, the interest rate was decreased to LIBOR plus 2.5% per annum. On August 20, 2003, our defined leverage ratio was calculated at less than 2.50 to 1.00 but greater than or equal to 2.00 to 1.00 and, as a result, the interest rate was increased to LIBOR plus 3.0% per annum.

On April 18, 2003, an amendment to the Senior Credit Facility was approved by a majority of the lenders that allowed us to make acquisitions of $150 million in total over the life of the term loans, with no single acquisition totaling more than $60 million. In addition, the amendment allowed for an increase in the revolving line of credit from $75 million to $100 million should we have needed access to additional funds. It also allowed us to repurchase and retire an additional $50 million of aggregate principal amount of our 2008 senior subordinated notes.

On December 23, 2003, an amendment to the Senior Credit Facility was approved by a majority of the lenders which amended the related financial covenants to provide additional flexibility, allowed for the establishment of a UK subsidiary, allowed for Euro and British Sterling borrowings, classified the acquisitions of American Plastics, C&H Packaging and BemroseBooth as permitted investments, thereby preserving the $150 million limit for future acquisitions as permitted under the April 18, 2003 amendment, and increased the single acquisition limit from $60 million to $75 million. In addition, the amendment also allowed for the December 2003 financing discussed below.

Through June 5, 2002, the interest rate on borrowings under the $150 million term loan was LIBOR plus 4.25% per annum, subject to a minimum LIBOR rate of 2.5% per annum. On June 6, 2002, we refinanced the $112.4 million remaining principal amount and replaced it with similar debt carrying a reduced interest rate of LIBOR plus 3.25% per annum, not subject to a minimum LIBOR rate. As a result of this refinancing, $11.8 million of deferred debt issuance costs were written off in a non-cash transaction as debt extinguishment expenses. The terms of this refinanced debt also allowed us to repurchase and retire up to $50.0 million of aggregate principal amount of our 12 1/2% Series B Senior Subordinated Notes due 2008. In aggregate, actual principal of $50.0 million was purchased and retired during fiscal 2002. In December 2003, we refinanced the remaining $83.3 million of this debt and borrowed an additional $56.7 million with which to make the Bemrose acquisition. This debt, which is similar to the previous debt, carries an interest rate of LIBOR plus 2.5%. As a result of this refinancing, $1.4 million of deferred debt issuance costs were written off in fiscal 2003 as debt extinguishment expenses.

On December 14, 2001, we issued the 2008 senior subordinated notes, which were used to redeem in full, at par, the senior subordinated note due 2008 held by AWA as described in Note 12 of our fiscal 2003 Notes to Consolidated Financial Statements. On June 12, 2002, we filed a Registration Statement on Form S-4 to register an offer with the Securities and Exchange Commission to exchange up to $250 million of our registered Series B 2008 senior subordinated notes for any and all of our outstanding Series A 2008 senior subordinated notes. The exchange offer closed on July 12, 2002. The entire outstanding principal balance of Series A 2008 senior subordinated notes was exchanged for Series B 2008 senior subordinated notes. During 2002, we paid a premium of $1.8 million to purchase and retire $50.0 million in aggregate principal amount of our 2008 senior subordinated notes.

On June 11, 2004, we completed a voluntary refinancing of our debt. The new senior credit facilities include a six-year, $250 million term loan bearing interest at a base rate, or at LIBOR, at our option, plus an applicable margin, which is initially set at 1.25% for base rate loans and 2.25% for LIBOR loans, but which is determined by reference to a pricing grid for subsequent quarters. Mandatory principal payments of $625,000 are due quarterly with the remaining balance due June 11, 2010. They also include a five-year, $125 million revolving credit facility. The new senior credit facilities contain covenants under which certain minimum leverage and coverage ratios must be met. Based upon current estimates, we expect to be in compliance with these covenants throughout the remainder of 2004. As part of the 2004 refinancing, we also issued $185 million aggregate principal amount of 8.125% Senior Notes due 2011 and $150 million aggregate principal amount of 9.75% Senior Subordinated Notes due 2014. The proceeds of the new senior credit facilities were used to repay the amounts outstanding under the Senior Credit Facility, plus interest, of Term Loan A and Term Loan D of $14.0 million and $130.7 million, respectively. The balance of the proceeds of the new senior credit facilities, together with the proceeds of the offering of the senior notes and senior subordinated notes, were used to repurchase approximately $193 million, plus interest, of the approximately $200 million 12 1/2% senior subordinated notes due 2008 and the deferred payment obligation. The deferred payment obligation, which was due May 8, 2010, had accreted at 10% per annum to $180.3 million as of June 11, 2004. AWA discounted this obligation by $13.2 million and accepted $167.1 million as payment in full of the obligation.

As a result of the 2004 refinancing, $4.6 million of deferred debt issuance costs were written off. A premium of $37.2 million was paid in conjunction with the repurchase of the 12 1/2% senior subordinated notes and related fees of $2.2 million were also incurred. These total costs of $44.0 million, less the $13.2 million discount discussed above, were recorded as debt extinguishment expenses. In addition, we incurred $12.3 million in new debt acquisition costs.

The senior notes and senior subordinated notes are unsecured obligations of Appleton, ranking subordinate in right of payment to all of our senior debt, and are unconditionally and jointly and severally guaranteed by Paperweight Development and WTA Inc., C&H Packaging Company Inc., American Plastics Company Inc., American Real Estate Corporation, Appleton Steam Inc. Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing

Limited and BemroseBooth USA, Inc. Interest on the senior notes and senior subordinated notes is payable semi-annually in June and December of each year. Prior to June 15, 2007, and after 100% application toward repayment of the new senior credit facilities, we are permitted to use proceeds of certain sales of our equity to redeem up to 35% of the original principal amount of the senior notes at a redemption price of 108.125% and the senior subordinated notes at a redemption price of 109.750% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Except as described in the preceding paragraphs, the notes are not redeemable at our option prior to June 15, 2007. On or after June 15, 2008, we are permitted to redeem during the twelve-month period beginning on June 15 of the applicable year all or part of the senior notes at the redemption price of 104.063% in 2008, 102.031% in 2009 and 100% in 2010 and thereafter, plus accrued and unpaid interest and liquidated damages, if any. On or after June 15, 2009, we are permitted to redeem during the twelve-month period beginning on June 15 of the applicable year all or part of the senior subordinated notes at the redemption price of 104.875% in 2009, 103.250% in 2010, 101.625% in 2011, and 100% in 2012 and thereafter, plus accrued and unpaid interest and liquidated damages, if any.

Both the new senior credit facilities and the notes contain affirmative and negative covenants. In general, the covenants contained in the new senior credit facilities are more restrictive than those of the notes. Among other restrictions, the covenants contained in the new senior credit facilities require us to meet specified financial tests, including various debt and cash flow ratios, which become more restrictive over the term of the debt.

The new senior credit facilities and the notes also contain covenants, which, among other things, restrict our ability and the ability of our other guarantors of the new senior credit facility and the notes to incur liens; engage in transactions with affiliates; incur additional indebtedness; declare dividends or redeem or repurchase capital stock; make loans and investments; engage in mergers, acquisitions, consolidations and asset sales; acquire assets, stock or debt securities of any person; make capital expenditures; terminate the S corporation status of Paperweight Development or the qualified subchapter S subsidiary status of its subsidiaries eligible to elect such status; amend our debt instruments; and amend other agreements related to the acquisition.

Net cash provided by financing activities was $23.9 million for the first half of 2004. Prior to the June 11, 2004 refinancing, we made mandatory debt repayments of $22.1 million, plus interest, during 2004 on our outstanding term loans. In addition to the refinancing described immediately above, we also made payments of $10.0 million to retire revolver borrowings and paid $17.4 million to redeem shares of redeemable common stock related to employee requests for diversification, retirement or termination. In the first six months of 2004, we received net proceeds of $4.2 million from the sale of Paperweight Development redeemable common stock. The ESOP trustee purchased this stock with pre-tax deferrals, rollovers and loan payments made by employees during the last six months of 2003. Following the refinancing, the new senior credit facilities combined with cash flows from operations are expected to be adequate to meet our forecasted liquidity needs.

Net cash provided by financing activities was $11.9 million for the first half of 2003. On April 29, 2003, we borrowed $45.0 million on the revolving credit portion of the Senior Credit Facility to fund the acquisition of two privately-held Wisconsin-based companies, C&H Packaging and American Plastics. The purchase price for these acquisitions was approximately $50.4 million. The purchase price included acquired debt of approximately $15.4 million. Of this amount, $10.2 million was retired at closing, with the remaining balance retired during the second quarter of 2003. During the second quarter of 2003, we made $5.0 million in principal repayments on the revolving credit portion of the Senior Credit Facility.

We used cash generated by operations to make mandatory repayments of $29.4 million on our term loans during the first half of 2003. In addition, we received net proceeds of $4.0 million from the sale of Paperweight Development redeemable common stock. The ESOP trustee purchased this stock at $18.58 per share with pre-tax deferrals made by employees from July 1, 2002 through December 28, 2002. During the second quarter of 2003, payments of $5.2 million were made to redeem shares of redeemable common stock related to employee requests for diversification, retirement or termination. As of June 29, 2003, we had outstanding borrowings of $45.0 million on the revolving credit portion of the Senior Credit Facility.

Net cash provided by financing activities of continuing operations was $21.1 million in fiscal 2003. We used cash generated by operations to repay $41.3 million of term loans, all of which were mandatory principal repayments. In December 2003, we refinanced the remaining $83.3 million under the $150 million term loan and borrowed an additional $56.7 million with which to make the BemroseBooth acquisition. During fiscal 2003, we borrowed $84.0 million on the revolving credit facility, of which $45.0 million was used to fund the April 30, 2003, acquisition of C&H Packaging and American Plastics. The remaining $39.0 million was used for seasonal working capital needs. During fiscal 2003, $74.0 million was repaid on the revolving credit facility, leaving an outstanding balance of $10.0 million as of January 3, 2004.

During fiscal 2003, we received net proceeds of $13.4 million from the sales of Paperweight Development redeemable common stock. Of this amount, the ESOP trustee purchased $4.0 million of stock at $18.58 per share with pre-tax deferrals made by employees from July 1, 2002 through December 28, 2002, $5.3 million of stock at $21.92 per share with pre-tax deferrals made by employees from December 29, 2002 through June 29, 2003 and $4.1 million of stock at $22.42 per share with pre-tax deferrals made by employees from June 30, 2003 through January 3, 2004. During fiscal 2003, payments of $14.4 million were made to redeem shares of Paperweight redeemable common stock related to employee requests for diversification, retirement or termination.

Net cash used by financing activities of continuing operations was $155.8 million in fiscal 2002. We used cash generated by operations to repay $113.7 million of term loans. Of this amount, $18.0 million was for mandatory principal repayments, while the remaining $95.7 million represented voluntary principal repayments, which we made in order to reduce future interest expense. In addition, we purchased and retired $50.0 million of our 2008 senior subordinated notes during fiscal 2002.

During fiscal 2002, we received net proceeds of $5.9 million from the sale of redeemable common stock. The ESOP trustee purchased these shares with pre-tax payroll deferrals made by employees from November 10, 2001 through June 30, 2002. Employees eligible to begin diversification redeemed approximately $0.3 million of Paperweight Development redeemable common stock.

Net cash provided by financing activities of continuing operations was $327.2 million for the 2001 successor period. Of this amount, $484.5 million represented the net proceeds from the issuance of long-term debt, which was used to finance the acquisition of Appleton and for the repayment of the $250 million senior subordinated note due 2008 held by AWA. Proceeds from the issuance of Paperweight Development redeemable common stock of $106.8 million, or $104.7 million net of stock issuance costs, were also used to finance the acquisition of Appleton. Finally, $7.4 million was paid to AWA related to the net proceeds from the sale of the Harrisburg plant. Net cash used by financing activities of continuing operations was $21.5 million for the 2001 predecessor period. During this period, we used cash generated by operations and loan proceeds of $159.1 million from an AWA affiliate to repay $150.0 million of external debt and $45.7 million of loans from affiliated companies.

Disclosure About Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Our accounting policies are disclosed in our fiscal 2003 Notes to Consolidated Financial Statements. The following policies are considered by us to be the most critical in understanding the judgments that are involved in the preparation of the consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the audit committee and board of directors.

Environmental.    Accruals for losses associated with environmental obligations are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing legislation, regulatory action and remediation technologies. Accruals are discounted to reflect the time value of money if the aggregate amount of the liability and the amount and timing of cash payments are fixed or reliably determinable. The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required, the outcome of discussions with regulatory agencies and, at multi-party sites, other PRPs. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change our estimates. Accordingly, we cannot give any assurances that our eventual environmental cleanup costs and liabilities will not exceed the amount of our current reserve.

Redeemable Common Stock.    Redeemable equity securities are required to be accreted (i.e., increased) so the amount on the balance sheet reflects the estimated amount redeemable at the earliest redemption date based upon the redemption value at each period end. We accreted the redeemable common stock by $14.2 million for the year ended January 3, 2004 based upon our estimate of the fair market value of the redeemable common stock as of January 3, 2004. We estimate that the earliest redemption date occurs when the participant reaches 55 years of age and has 10 years of participation in the KSOP. At that point, the participant has the right to make diversification elections for a period of six years. The fair value of redeemable common stock is determined by an independent, third party appraiser selected by the ESOP Trustee as required by law and the ESOP. Based upon the estimated fair value of the redeemable common stock currently outstanding, an ultimate redemption amount of approximately $283 million has been determined. The accretion is being charged to retained earnings because redeemable common stock is the only class of shares outstanding.

Restructuring.    Charges related to involuntary employee termination benefits are recognized in the period management’s plan of termination meets all of the following criteria and has been communicated to employees: (1) management, having the authority to approve the action, commits to a plan of termination; (2) the plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date; (3) the plan establishes the terms of the benefit arrangement, including the benefits employees will receive upon termination; and (4) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The timing of recognition and related measurement of a liability for one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits is recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability is recognized ratably over the future service period.

A liability for costs to terminate a contract before the end of its term is recognized and measured at its fair value when we terminate the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to us is recognized and measured at its fair value when we cease using the right conveyed by the contract. A liability for other costs associated with an exit or disposal activity is recognized and measured at its fair value in the period in which the liability is incurred. The ultimate costs associated with these termination and exit activities may differ from original estimates.

Income Taxes.    In conjunction with the acquisition of Appleton, Paperweight Development elected to be treated as a subchapter S corporation and elected to treat its eligible subsidiaries, including Appleton, as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. As a result of these elections, we do not expect to incur any future U.S. income tax liability and we expect to incur minimal state income tax liabilities. The American Plastics and C&H Packaging subsidiaries acquired in 2003 are eligible for such treatment while BemroseBooth, a company registered in the U.K. and subject to U.K. Inland Revenue tax laws, is not eligible for treatment as a qualified subchapter S subsidiary and as a result we will incur a foreign tax liability. Our current income tax liability consists of liabilities for LIFO recapture taxes, audits related to various C corporation tax years prior to the closing of the acquisition and our current year tax provision for BemroseBooth. Currently, all U.S. federal C corporation tax years are closed, while various Canadian and state C corporation tax years remain open.

Inventories.    We value product inventories primarily at the lower of cost or market. Cost is determined using the last-in, first-out, or LIFO, method for substantially all finished goods, work in process and raw materials. Stores and spare parts inventory is valued at average cost and other inventory is valued using the first-in, first-out, or FIFO, method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment relating to excess and obsolete inventory. Any actions taken by our customers that could impact the value of our inventory are considered when determining the lower of cost or market valuations.

Accounts Receivable.    We value accounts receivable net of an allowance for uncollectible accounts. This allowance is based on our estimate of the portion of the receivables that will not be collected in the future. However, the ultimate collectibility of a receivable is dependent upon the financial condition of an individual customer, which could change rapidly and without advance warning.

Goodwill and Other Intangible Assets.    Effective December 30, 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill is no longer amortized; however it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We performed impairment reviews for our security and performance packaging business units using a fair value method based on management’s judgments and assumptions. The fair value represents the amount at which a business unit could be bought or sold in a current transaction between willing parties on an arms length basis. In estimating the fair value, we use multiples of earnings based on the average of historical published multiples of earnings of comparable entities with similar operations and economic characteristics. The estimated fair value is then compared with the carrying amount of the business units, including recorded goodwill. We are subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by us at January 3, 2004, indicated that the estimated fair value of our security and performance packaging business units exceeded their corresponding carrying amounts, including recorded goodwill, and as such, no impairment existed at that time.

Other intangible assets with definite lives continue to be amortized over their estimated useful lives and are tested for impairment when events or changes in circumstances indicate that the asset might be impaired. Indefinite lived intangible assets, which are not amortized, are also subject to annual impairment testing. The impairment testing performed by us at January 3, 2004, indicated that the estimated fair value of our indefinite lived intangible assets exceeded their corresponding carrying amounts, and as such, no impairment existed at that time.

A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each business unit and the respective indefinite lived intangible assets. While we believe our judgments and assumptions were reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.

Revenue Recognition.    Revenue is recognized when all of the following criteria are met: persuasive evidence of a selling arrangement exists; the sales price to the customer is fixed; collectibility is reasonably assured; and title has transferred to the customer. Generally, these criteria are met at the time of shipment. Estimated costs for sales incentives, discounts and sales returns and allowances are recorded as sales reductions in the period in which the related revenue is recognized. Shipping and handling fees are reflected in net sales and shipping and handling costs are reflected in cost of sales.

Employee Benefit Plans.    We provide a range of benefits to our employees and retired employees, including pensions and postretirement healthcare. The determination of our obligation and expense for pension and other postretirement benefits, such as retiree healthcare and life insurance, is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others and where applicable, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. The expected long-term rate of return for pension assets is based on historical returns for the different asset classes held by our plan and our asset allocation. The discount rate is based on market rates for long-term, high-quality corporate bonds. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. Based on information provided by our independent actuaries and other relevant sources, we believe that the assumptions used are reasonable. Significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense. To develop the expected long-term rate of return on assets assumptions, a building block approach was utilized starting with an inflation expectation and adding an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of the advisor’s future expectations for the U.S. Treasury real yield curve. Based on the assumptions and methodology described above, we have selected 9.0% for 2003 and anticipate using 8.25% for 2004 as our long-term rate of return on assets assumptions.

Additional disclosures concerning liquidity and capital resources, including “off-balance sheet” arrangements.

Liquidity Disclosures.    As disclosed above, on June 11, 2004 we entered into the new senior credit facilities and issued $185 million in aggregate principal amount of senior notes and $150 million in aggregate principal amount of senior subordinated notes. The new senior credit facilities and the indentures require us to comply with affirmative and negative covenants. In general, the covenants contained in the new senior credit facilities are more restrictive than those of the indentures for the notes. Among other restrictions, the covenants contained within the new senior credit facilities require us to meet specified financial tests, including various debt and cash flow ratios, which become more restrictive over the term of the loans. If we default on any of these provisions, it could require the repayment of the amounts outstanding, which were approximately $250.0 million as of July 4, 2004.

We are not aware of circumstances that could reasonably be expected to impair our ability to continue to engage in our operations in the future.

We believe that the following factors could reasonably be given significant weight in the determination of our credit rating or could otherwise adversely affect our ability to raise short-term and long-term financing:

•	our highly leveraged balance sheet;

•	the declining market for our carbonless paper;

•	an actual rate of decline in the market for our carbonless paper that may be greater than the rate projected by us;

•	our customer concentration; and

•	our reliance on a small number of suppliers for a significant portion of our raw materials.

Guarantees of Debt or Other Commitments to Third Parties.    We do not have any significant guarantees of third party debt or other commitments to third parties.

Written Options on Non-Financial Assets (for example, real estate puts). We do not have any written options on non-financial assets.

Off-Balance Sheet Arrangements.    We had no arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of, or requirements for, capital resources at January 3, 2004.

Disclosures about Contractual Obligations and Commercial Commitments.    A summary of our significant contractual obligations and other commercial commitments as of January 3, 2004 is as follows:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-Term Debt(1)	$558,102	$31,350	$145,402	$199,958	$181,392
Capital Lease Obligations	3,922	418	994	1,199	1,311
Operating Leases	22,450	8,094	10,784	2,582	990
Unconditional Purchase Obligations(2)	46,400	17,400	21,200	7,200	600
Other Long-Term Obligations(3)	132,896	8,683	10,513	33,551	80,149

Total Contractual Cash Obligations	$763,770	$65,945	$188,893	$244,490	$264,442

(1)	As disclosed above, on June 11 ,2004 we entered into the new senior credit facilities and issued $185 million in aggregate principal amount of senior notes and $150 million in aggregate principal amount of senior subordinated notes. As of July 4, 2004, there was a $250 million term loan outstanding under the new senior credit facilities, with mandatory principal payments of $625,000 due quarterly and the remaining balance due June 11, 2010. The senior notes mature on June 15, 2011 and the senor subordinated notes mature on June 15, 2014. Our remaining long-term debt as of July 4, 2004 consists of $8.65 million in unsecured variable rate industrial revenue bonds with mandatory principal payments due in 2013 and 2027 and $7.0 million in aggregate principal amount of our 12 1/2% senior subordinated notes due 2008.
(2)	Represents contractual arrangements for the purchase of raw materials with various suppliers.
(3)	Represents obligations for pension, postretirement health benefits, deferred compensation payments and our $25 million share of the Lower Fox River costs.

In addition to the contractual obligations listed above, it will also be necessary to use cash to satisfy the repurchase obligations related to the ESOP. The following table outlines the potential repurchase liability for the next five years based on management’s assumptions, developed in conjunction with the ESOP administrator, related to participant death, retirement, diversification requests, employment termination and changes in share valuation.

	Estimate of Potential Commitment per Period
Other Commitments	Total	Less Than 1 Year	1-3 Years	4-5 Years
	(in thousands)
Estimated Share Repurchase Liability	$99,478	$26,507	$36,793	$36,178

We expect that a portion of this share repurchase liability will be funded from new deferrals from employees into the Company Stock Fund. Employees may defer, on a pre-tax basis, a percentage of their pay in an amount equal to between 2 percent and 50 percent of their annual compensation. Participants have the option of directing their deferrals to the 401(k) fund administered by the Principal Financial Group, the Company Stock Fund, or a combination of both. We believe that new deferrals from employees into the Company Stock Fund for the five-year period presented above will aggregate approximately $45 million, which would reduce and defer the repurchase liability set forth in the table above.

Deferrals directed to the Company Stock Fund accumulate in a short-term interest bearing account within the ESOP trust until the next valuation date, June 30th or December 31st. At that time, these deferrals, and the interest earned on these amounts, are used to purchase shares based upon the price of a share of Paperweight Development common stock on the valuation date preceding or following the date on which the participant made the deferrals, whichever is lower.

Disclosures About Certain Trading Activities that Include Non-Exchange Traded Contracts Accounted for at Fair Value.    We do not engage in any trading activities that include non-exchange traded contracts accounted for at fair value.

Disclosures About Effects of Transactions with Related and Certain Other Parties.    We disclose the effects of transactions with related parties in Notes 5 and 7 of the Notes to Consolidated Financial Statements. There were no other significant transactions with related and certain other parties.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which was effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When the liability is recorded, the entity capitalizes the cost of the liability by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. SFAS No. 143 was effective for us in the first quarter of fiscal 2003 and did not have any effect on our financial position, results of operations or cash flows.

In April 2002, SFAS No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued, which mainly addresses the accounting and disclosure related to early extinguishment of debt transactions as well as other technical corrections. The provisions of this statement were effective for us for all transactions consummated after May 15, 2002. Pursuant to this pronouncement, we recorded debt extinguishment expenses of $1.4 million and $11.8 million within income from continuing operations, as a result of refinancing a portion of the Senior Credit Facility during the fourth quarter of 2003 and the second quarter of 2002, respectively. The adoption of SFAS No. 145 also resulted in us reclassifying our fiscal 2001 Predecessor Period debt extinguishment expenses of $10.4 million from an extraordinary item to a component of earnings from continuing operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R applies immediately to variable interest entities created by us after December 31, 2003, and applies for the first reporting period beginning after December 15, 2004 to variable interest entities in which we hold a variable interest that was acquired before January 1, 2004. We are currently evaluating the impact of this statement.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position (“FSP”) No. 150-4 “Issuers’ Accounting for Employee Stock Ownership Plans under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which concluded that ESOP shares or freestanding agreements to repurchase those shares are not within the scope of SFAS No. 150.

During December 2003, the FASB revised SFAS No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. These disclosure requirements are effective immediately for us, except for estimated future benefit payments, which will be effective in fiscal 2004. This statement also requires interim period disclosure of the components of net periodic benefit cost, and if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim disclosures were effective in the first quarter of 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. In May 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Appleton is a sponsor of postretirement health care plans that provide prescription drug benefits. In accordance with this FSP, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plans. FSP 106-2 is effective for Appleton in the third quarter of 2004. Appleton is currently evaluating the impact of this FSP on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rate fluctuations and commodity prices. To reduce these risks, we selectively use financial instruments and other proactive risk management techniques.

Interest Rate Risk.    We are exposed to interest rate volatility with regard to the new senior credit facilities. Primary exposure includes movements in the U.S. prime rate and London Interbank Offer Rate, or LIBOR. Borrowings under the new senior credit facilities bear interest at LIBOR plus a spread.

We believe any reasonably likely near-term shift in interest rates will not have a material effect on our consolidated financial position, statement of operations or cash flows. A one-percent change in LIBOR would have an impact of $2.5 million on fiscal 2004 financial results for the borrowings under the new senior credit facilities.

Currency Risk.    We have manufacturing, sales and distribution facilities in the United Kingdom and a sales organization and distribution facility in Canada and thus make investments and enter into transactions denominated in foreign currencies. Although the vast majority of our international sales arise from the sales efforts of our United States subsidiaries and are denominated in U.S. dollars, with the acquisition of BemroseBooth in December 2003, we will be more exposed to transactional and translational foreign exchange risk in the coming years.

Regarding transactional foreign exchange risk, we enter into limited foreign exchange contracts to reduce the variability of the earnings and cash flow impacts of nonfunctional currency denominated receivables between our Canadian distribution center and its customers located outside the United States. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets being hedged. The maturities of these forward exchange contracts generally coincide with the settlement dates of the related transactions. These forward exchange contracts are designated as cash flow hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” At January 3, 2004 we had outstanding $13.3 million of foreign exchange contracts hedging underlying accounts receivable. A 10% appreciation or depreciation in the Canadian dollar at January 3, 2004 would not have a significant impact on our consolidated balance sheet, consolidated statement of operations or our consolidated statement of cash flows. This is because any gains or losses under foreign exchange contracts hedging accounts receivable balances would be offset by equal gains or losses on the underlying receivables.

Our primary translation exchange risk exposure at January 3, 2004, was with the British pound. Amounts invested in non-U.S. based subsidiaries are translated into U.S. dollars at the exchange rate in effect at year-end. The resulting translation adjustments are recorded in accumulated other comprehensive loss as cumulative translation adjustments. The cumulative translation adjustment component of accumulated other comprehensive loss at January 3, 2004, is $1.2 million. Using year-end exchange rates, the total amount invested in foreign operations at January 3, 2004 was approximately $62.7 million for which no hedges have been established.

Commodity Prices.    We are subject to the effects of changing raw material costs caused by movements in underlying commodity prices. We are exposed to fluctuating market prices for commodities, including pulp, chemicals and basestock. We have established programs to manage our exposure to commodity prices through effective negotiations with suppliers. As listed within our contractual obligations, we enter into contracts with our vendors to lock in commodity prices at various times and for various periods to limit our near-term exposure to fluctuations in raw material prices.

BUSINESS

We are a leading manufacturer of specialty, high value-added coated papers, and also a provider of flexible performance packaging products and printed security products. We believe we are the world’s largest producer of carbonless paper and the United States’ and Canada’s largest manufacturer of direct thermal paper products. We are also a provider of “mission-critical” secure and specialized printing services and a niche market producer of performance packaging products. We create product solutions for customers and end-market users through the development and use of coating formulations and applications, as well as encapsulation, security, printing and packaging technologies. We manufacture our products using highly technical processes that involve the application of specialized dyes, reactive chemicals, watermarks, embedded fibers and multi-layered films. We have longstanding relationships with many of our customers and are the major supplier to many of the significant customers in our coated solutions, thermal and advanced technical products and security products businesses. Some of the customers for whom we are a major supplier are: Avery Dennison Corporation; Fasson Roll Division; Deluxe Corporation; Green Bay Packaging Inc.; Moore Wallace Inc., a subsidiary of R.R. Donnelley & Sons Company; NCR Corporation; the Royal Mail Group plc; The Relizon Company; Rittenhouse, a division of Nashua Corporation; the United Kingdom’s national rail system (ATOC); Unisource Worldwide, Inc.; and xpedx.

Our business is composed of four segments: Coated Solutions; Thermal and Advanced Technical Products; Security Products; and Performance Packaging. We operate six manufacturing facilities in the United States and three manufacturing facilities in the United Kingdom. We promote and sell our products primarily through our own sales and marketing organization and employ technical services and customer service representatives to ensure top quality service and support to our customers.

Coated Solutions.    We believe we are the world’s largest producer of carbonless paper, both rolls and sheets, having shipped approximately 350,000 tons worldwide in 2003. We estimate that we have a 54% share of the overall U.S. carbonless paper market, which is composed of a 54% share of the U.S. carbonless roll market and a 54% share of the more profitable U.S. carbonless sheet market. We believe our next largest competitor has a 39% share of the carbonless roll market and a 25% share of the carbonless sheet market. Carbonless paper is used to make multipart business forms such as invoices and credit card receipts. We believe we have the broadest carbonless product offering in the industry. We believe that we were essentially the sole provider to approximately 80% of our carbonless customers in fiscal 2003, which included some of the largest printers, converters and merchants in the United States, as well as smaller regional printers. In addition, we produce coated products for inkjet printing, point-of-sale displays and other design and print applications. We also offer customers custom coating solutions and the potential for strategic partnerships through our engineered manufacturing solutions, which we also refer to as toll coating. Toll coating focuses on our ability to apply barrier and/or printable coatings to substrates for other manufacturers of web products. For the quarter ended July 4, 2004, coated solutions contributed approximately 64% of our net sales.

Thermal and Advanced Technical Products.    We believe we are the largest producer of direct thermal paper products with an approximately 40% share of the combined U.S. and Canadian thermal paper market in fiscal 2003, which we believe was more than twice as large as the market share of our largest competitor. The thermal and advanced technical products segment consists of our thermal paper business as well as the development of non-thermal products and related substrates for the transaction and item identification markets. Thermal paper is used in a broad range of products including: point-of-sale products like receipts and coupons; label products for grocery, shipping and other applications; tag and ticket products for gaming, entertainment, airline baggage and transportation tickets; and products for medical diagnostic charts and other specialty applications. We have long-term relationships with a majority of our thermal customers and believe we provide a major share of our top ten customers’ direct thermal paper requirements. We sell our thermal products to printers, converters and pressure-sensitive adhesive coaters, who in turn sell to label printers, end-use customers and resellers, such as office supply stores, office superstores, warehouse clubs, mail order catalogs and equipment dealers. For the quarter ended July 4, 2004, thermal and advanced technical products contributed approximately 20% of our net sales.

Security Products.    Our security business provides products and solutions with security features that make documents, products and processes resistant to forgery, tampering and counterfeiting. Our security products business combines substrate technologies, like watermarks, taggants, embedded threads and fibers and machine-readable technologies, with the ability to trace and verify documents and packages with tracking technologies. One such tracking technology in development is radio frequency identification. The substrate segment of our security products business focuses on adding security features to checks, business and government documents like automobile titles and birth certificates, and on the emerging brand protection market for products like pharmaceuticals, labels and packaging. In December 2003, we acquired BemroseBooth, located in the United Kingdom, to broaden our product offerings and increase our presence with end-market users. BemroseBooth is a provider of “mission-critical” secure and specialized print services. BemroseBooth’s products include printed vouchers and payment cards, mass transit and car parking tickets, high-integrity mailing services and printed promotional products. Based on our internal estimates, we believe that we have a substantial share of the U.K. gift voucher and mass transit and car parking ticket markets. We are the sole provider of secure tickets for the United Kingdom’s national rail system and also a sole provider of certain secure mail products to the Royal Mail Group plc. For the quarter ended July 4, 2004, security products contributed approximately 11% of our net sales.

Performance Packaging.    We entered the performance packaging business when we acquired two privately held companies, C&H Packaging Company, Inc. and American Plastics Company, Inc. on April 30, 2003. This has allowed us to broaden our technical abilities and further diversify our product offerings. Our new business initiatives in performance packaging focus on both the consumer and commercial markets. Our performance packaging business focuses on the high value-added segment of the packaging business and leverages our expertise in coating applications, microencapsulation and complex multi-layer film extrusion, printing and laminating. We produce, laminate and print five- to eight-layer co-extruded high oxygen barrier films for such applications as pouches and bags for meat snacks, nuts, confections, cheese, pet food and bakery products. The ability to produce co-extruded high oxygen barrier films is a particular market niche, which enables us to differentiate our performance packaging business from other plastic film packaging companies. We supply dairy and food producers, manufacturers of private label products and food co-packers, as well as packaging producers and film converters. We continue to pursue packaging projects that leverage our expertise in our core technical abilities and have several packaging projects at various stages of development. For the quarter ended July 4, 2004, performance packaging products contributed approximately 5% of our net sales.

Our Competitive Strengths

Market Leader.    We believe our leading position in our carbonless and thermal markets and certain niche security product markets results in meaningful competitive advantages and greater profitability. We believe that we have earned customer loyalty and captured market share due to our broad range of products, emphasis on quality, customer support services and innovation.

High Quality, Established Customer Base.    We sell to a reputable and established customer base. Due to our product quality, competitive pricing and overall customer support and service, we serve as the major supplier to many of our customers, and have maintained a relatively stable customer base in our coated solutions, thermal and advanced technical products and security products businesses. Our customers and end-market users of our products include several of the largest printers and paper merchants, as well as some of the largest corporations in the United States and the United Kingdom.

Cost-Competitive Manufacturing Facilities and Improved Processes.    From fiscal 1999 through fiscal 2003, we invested approximately $186 million in capital improvements at our manufacturing facilities to improve our production flexibility and to increase yields and production speeds. Our employees have also consistently reduced our manufacturing costs each year by actively pursuing cost-saving initiatives targeted at three areas: purchasing, product design and manufacturing yields. Through these capital investments and cost-saving initiatives, we have reduced our manufacturing costs, while maintaining improving the quality of our products. Annual cost savings have averaged $17 million per year from fiscal 1999 through fiscal 2003, with approximately $8.7 million in 2003, for a total cost savings over that period of approximately $86 million.

Efficient Manufacturing Structure.    We produced more than 430,000 tons of carbonless and thermal paper in fiscal 2003. We believe that our significant annual production of carbonless and thermal paper, combined with our highly efficient paper mill structure provides us with a competitive cost position in the marketplace. Our pulp and paper mills in West Carrollton, Ohio and Roaring Spring, Pennsylvania, which operate at full capacity, are able to produce uncoated plain paper, which we call basestock, from pulp and apply the carbonless coatings on the paper machine in the same process. We believe we are the only U.S. producer of carbonless paper that uses on-machine coating to apply microcapsules, which reduces our costs and production time. Our mills are complemented by our Appleton, Wisconsin plant, which employs flexible off-machine coaters to produce our thermal grades, carbonless sheets and shorter-run, specialty carbonless roll grades and helps fulfill customer orders above available capacity at our paper mills.

Supply Chain Management.    Our principal raw materials consist of basestock, chemicals, pulp, wastepaper and packaging. In fiscal 2003, these raw materials represented approximately 50% of our cost of goods sold. Basestock accounts for approximately 20% of our cost of goods sold and is acquired principally from four sources with whom we have pricing and/or volume target purchase arrangements. We are also party to two significant supply agreements for certain of the chemicals necessary for carbonless and thermal paper production. In addition, we work with a national broker to purchase wastepaper at competitive prices. These agreements and processes help to protect us from the pricing cycles we experience with certain of our raw materials. As of January 3, 2004, we had over $200 million of our raw material needs under contract. This amount represents approximately 75% of our estimated raw material costs over the next five years. In an effort to further reduce our raw material costs, we are currently investigating internal supply opportunities that may exist with our thermal and advanced technical products and security products businesses, as well as within the performance packaging business.

Technological Expertise and Innovation.    We believe that our technological expertise and product development capabilities distinguish us from our competitors and will enable us to continue to develop new specialty, high value-added coated paper, security and performance packaging products. Since the late 1960s when we co-introduced and commercialized thermal paper, we have continued to expand the capabilities of our thermal products by improving image quality and stability, resistance to environmental factors and printing characteristics. By combining our proprietary expertise in encapsulation technology, specialty coating chemistry, coating application systems, security technologies, complex multi-layer film extrusion, printing and labeling, we have established a platform from which we are developing innovative new products and improvements in response to our customers’ needs. For example, the recent introduction of a high yield point-of-sale thermal paper grade has enabled us to increase the length of a roll of thermal cash register paper by approximately 28%. This increase in roll length has enabled retail customers to increase checkout throughput by reducing cash register downtime. We have also applied our research and development capabilities to reduce costs, develop product line extensions and new products and to increase the technology transfer between our businesses.

High Level of Customer Support and Service.    Through our Customer Focused Quality process, we maintain a high level of customer service, which we believe has been instrumental in becoming the major supplier to some of our most significant customers in our coated solutions, thermal and advanced technical products and security products businesses. We offer our coated solutions and thermal and advanced technical products customers a comprehensive range of high quality carbonless and thermal products and a responsive, nationwide system of eight distribution centers, with 99% in-stock availability and approximately 98% on-time delivery in fiscal 2003. We are in the process of implementing a new enterprise resource planning system to further optimize our business operations and expand our capabilities to accommodate business growth. We believe that the responsiveness of our customer support team, in combination with our other value-added services, strengthens our customers’ operations and improves their satisfaction.

Strong Cash Flow Generation Profile.    We believe our market leadership positions, concentration in high value-added products and focus on operational efficiencies has resulted in our ability to generate strong and reasonably predictable cash flows. In addition, our status as a qualified subchapter S corporation in the United States has provided additional cash flow by significantly reducing our federal income taxes. Our strong cash flow has enabled us to repay approximately $225 million in indebtedness, while making over $100 million in acquisitions since December 2001.

Experienced Management Team and ESOP Ownership.    Our 13-member executive team, identified under the heading “Management—Directors and Executive Officers,” has an average of over 16 years of experience with us and has developed a strong infrastructure of managers, personnel and systems. We believe that our team of over 3,300 employees, who have an average of 16 years of service with us, are dedicated, customer-focused and loyal. We currently enjoy good relations with our union workforce. We have not had a work stoppage in over 30 years and have more than one year remaining on all three of our major labor contracts. We have been 100% ESOP-owned since November 9, 2001. We believe that this ownership structure has created meaningful incentives for our U.S. employees to continue to focus on our customers and to deliver strong financial performance.

Our Business Strategy

Focus on Attractive Market Segments.    Our sales and marketing efforts are focused on the higher margin, value-added segments of the coated solutions, thermal and advanced technical products, security products and performance packaging markets. In the coated solutions market, we have established strong relationships with merchants that sell carbonless sheets to small printer accounts. As a result of these efforts, and the historically slower rate of decline in the carbonless sheet market, we expect our higher margin carbonless sheets to contribute a growing portion of our overall carbonless gross profit. In the thermal and advanced technical products markets, we have targeted our sales, marketing and product development efforts on value-added products, particularly the label, tag and ticket and gaming segments. In the security products markets, we have targeted the government and business document segment, where demand for products is continuous. In the performance packaging products markets, we have targeted the niche market for multi-layer co-extruded barrier films for high oxygen barrier applications.

Continue to Capitalize on Market Differentiation.    We intend to continue to differentiate our company by providing our customers with a broad range of high quality products, along with superior customer service. As part of our Customer Focused Quality process, we work with our customers to define their expectations and establish performance measures and work toward continuous improvement. We also strive to increase the efficiency of our customers’ operations by developing electronic system links, maintaining our 99% rate of in-stock availability in carbonless and thermal paper and our high rate of on-time delivery and by offering support services such as technical seminars, warehouse consultations and training programs. We believe that maintaining our focus on the breadth of our product offering and providing a high level of customer service differentiates us from our competitors and enhances our financial performance.

Continue to Pursue Operational Efficiency.    We continuously pursue cost savings through purchasing initiatives, internal supply initiatives, improved product design and enhanced manufacturing processes, which result in higher finished product yields and reduced manufacturing costs. We have been steadily increasing our internally generated basestock use as a percentage of our total basestock use from 61% in fiscal 2000 to 82% in fiscal 2003. We expect that our more efficient internal pulp and basestock production, which uses on-machine coaters, will reduce our higher cost purchases of external basestock over the next five years.

Leverage Core Technology.    We believe that our core competencies of microencapsulation technology, specialty coating chemistry, coating application systems, security technologies, complex multi-layer film extrusion, printing and laminating can be leveraged into new product applications. For example, we are pursuing the development of an insulated hot cup for food service applications. This technology is a combination, composite structure that incorporates a paper substrate, a film, and a foam substrate to provide enhanced insulation properties along with excellent printing capabilities for graphics. We intend to continue to leverage our core technology and capabilities to pursue new business development opportunities with the goal of enhancing our future cash flows and overall financial performance.

Selectively Pursue Acquisitions.    Our strategy for growth includes strengthening and expanding our presence in certain market segments and broadening our product offerings through acquisitions. We have evaluated and will continue to evaluate opportunities to acquire other companies that will help us achieve our business strategies.

Industry Overview

Coated Solutions.    We believe that in 2003 the U.S. carbonless market totaled more than 515,000 tons, with rolls accounting for approximately 80% of sales volume and precut sheets accounting for approximately 20% of sales volume. Based on our assessment, we believe the annual rates of decline in the U.S. carbonless market from 1994 to 1999 were between 1% and 7%, with a compound annual rate of approximately 4% during this period. On the same basis, we estimate that the U.S. carbonless market declined by approximately 10% in 2000 and by approximately 8% percent annually from 2001 through 2003, and will decline at a compound annual rate of approximately 9% between 2004 and 2008. We attribute these varying rates of decline to fluctuations in the number of commercial transactions in which carbonless products are used, as well as changes in technological substitution rates. We expect the rate of decline for carbonless sheets in the United States to continue to be lower than the rate of decline for carbonless rolls.

Thermal and Advanced Technical Products.    We believe that in 2003 the U.S. and Canadian thermal market totaled more than 175,000 tons, while total thermal consumption outside the United States and Canada was more than double that amount. Based on our assessment, we estimate that the annual rates of growth in the U.S. and Canadian thermal market from 1995 to 2003 averaged 7% for the period. We believe this market will grow at a compound annual rate of 5% to 6% between 2004 and 2008 as demand for thermal paper continues to grow and new applications are developed that use the benefits of thermal technology. These benefits include lower cost, quiet operation, cleanliness, increased speed and high print quality.

Security Products.    The importance of secure documents and processes has become more evident as a result of recent developments in the geopolitical climate. We believe the security products market is developing and remains fragmented. We estimate that the market for secure corporate checks will grow approximately 1% to 2% per year through 2005.

Performance Packaging.    We estimate that the overall market for flexible packaging is between $18 and $20 billion per year. We believe high performance film structures will continue to displace other types of flexible packaging. Advances in this technology, combined with continued demand for consumer convenience and extended shelf life needs, are projected to result in a 9% to 10% market growth for high oxygen barrier co-extruded films, and we estimate 14% to 16% growth for retail stand up pouches through 2005.

Company History

Appleton Coated Paper Company, or ACPC, began operations in 1907 in Appleton, Wisconsin. In 1953, ACPC began working with National Cash Register Company, which later changed its name to NCR Corporation, on the development and production of carbonless paper. In 1954, NCR began marketing its NCR PAPER* brand of carbonless paper, which ACPC manufactured.

In 1969, NCR acquired Combined Paper Mills, Inc., which then consisted of pulp and paper mills in Combined Locks, Wisconsin, and Roaring Spring, Pennsylvania. In 1970, NCR acquired ACPC. In 1971, the Appleton Papers division of NCR was formed through the merger of ACPC with Combined Paper Mills, Inc.

*	NCR PAPER is a registered trademark licensed to Appleton.

In 1978, Appleton Papers Inc., as a subsidiary of B.A.T Industries Limited, acquired the assets of the Appleton Papers division from NCR. In 1990, Appleton, together with The Wiggins Teape Group Ltd., was separated from B.A.T Industries to form Wiggins Teape Appleton p.l.c., a public company listed on the London Stock Exchange. Later that year, Wiggins Teape Appleton merged with Arjomari Prioux SA, a public French paper manufacturer and merchant. Shortly after the merger, the group changed its name to Arjo Wiggins Appleton p.l.c. Appleton operated as an indirect, wholly-owned subsidiary of Arjo Wiggins Appleton p.l.c. until 2001.

On November 9, 2001, as discussed in more detail below, we were acquired by our employees from Arjo Wiggins Appleton p.l.c. through the use of an employee stock ownership plan. Effective February 3, 2003, we changed our trade name to Appleton. We now use the tagline, “What Ideas Can Do®,” with a new logo as part of our new identity. We have retained Appleton Papers Inc. as our legal name.

Formation of the ESOP

Our 401(k) plan, which was called the Appleton Papers Retirement Savings Plan, was amended and restated effective as of January 1, 2001, in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan, which we refer to as the KSOP or the plan. The KSOP includes a separate employee stock ownership plan component, which we refer to as the ESOP or the Company Stock Fund. The KSOP is a tax-qualified retirement plan that is available to our U.S. employees. The ESOP component of the KSOP is a tax-qualified employee stock ownership plan that has invested and will invest in Paperweight Development common stock.

We offered “eligible participants,” as “named fiduciaries” under the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, a one-time irrevocable election to direct State Street Global Advisors, the ESOP trustee, to accept the transfer of all or any part of their existing balances in the KSOP and the 401(a) plan to the Company Stock Fund. The total proceeds transferred by eligible participants to the Company Stock Fund were approximately $107 million, representing an average election by each eligible participant to direct the transfer of approximately 73% of his or her account balance to the Company Stock Fund. On November 9, 2001, the ESOP trustee purchased 100% of the common stock of Paperweight Development Corp. Paperweight Development simultaneously used all the proceeds from the sale of those shares of common stock to finance a portion of the purchase price of the acquisition described below.

Our Acquisition from AWA

On November 9, 2001, Paperweight Development and its then wholly-owned subsidiary, New Appleton LLC, acquired Appleton from Arjo Wiggins Appleton p.l.c., which is now known as Arjo Wiggins, a European manufacturer of paper products, and two of its subsidiary holding companies, which we sometimes refer to as the sellers or as affiliates of Arjo Wiggins. We refer to this transaction as the “acquisition.” The purchase price was $810 million, plus proceeds of $7.4 million from the sale of our Harrisburg facility. We are now a wholly-owned subsidiary of Paperweight Development and the ESOP owns 100% of the shares of common stock of Paperweight Development. Paperweight Development has elected to be treated as a subchapter S corporation for federal and, where recognized, state income tax purposes and elected that its eligible subsidiaries be treated as qualified subchapter S subsidiaries for federal and, where recognized, state income tax purposes. This tax treatment, together with 100% ownership of Paperweight Development’s common stock by the tax-exempt ESOP, has resulted in substantial corporate tax savings and enhanced cash flow. Paperweight Development does not conduct any business apart from undertaking matters incidental to its ownership of stock of its subsidiaries, matters relating to the ESOP and taking actions related to the acquisition agreements with AWA.

Recent Acquisitions

On April 30, 2003, we acquired two privately-held, Wisconsin-based companies, C&H Packaging Company, Inc. and American Plastics Company, Inc. C&H Packaging, located in Merrill, Wisconsin, prints and converts flexible plastic packaging materials for companies in the food processing, household and industrial product industries. American Plastics, located in Rhinelander, Wisconsin, produces high-quality, custom multilayered films and commercial packaging. For more information about C&H Packaging and American Plastics, see “—Performance Packaging Products” and “—Performance Packaging Description” in this section.

In December 2003, we acquired Bemrose Group Limited, a privately-held company headquartered in Derby, England. The group’s operating unit, BemroseBooth, produces security printed vouchers and payment cards, mass transit and car parking tickets, variable data labeling, high-integrity mailing and printed promotional products such as calendars. For more information about BemroseBooth, see “—Security Products” and “—Security Product Description” in this section.

Our strategy for growth includes strengthening and expanding our presence in certain market segments and broadening our product offerings through acquisitions. We entered the performance packaging segment through our acquisition of C&H Packaging and American Plastics. We added an international presence to our security products segment through the acquisition of BemroseBooth. We have evaluated and will continue to evaluate opportunities to acquire other companies that will help us achieve our business strategies. As a result, we may engage in discussions or, in some cases, negotiations with prospective targets and may make future acquisitions. Any such acquisitions will be subject to limitations contained in our debt instruments. Generally, we will not comment on such discussions or possible acquisitions until a definitive agreement has been executed.

Business Segments

For financial information regarding our business segments, refer to Note 24 of Notes to Consolidated Financial Statements.

Coated Solutions

The coated solutions segment combines the operations of our carbonless business, which accounted for approximately 70% of our total net sales in fiscal 2003, with our specialty products business, our inkjet products business and our business of engineered manufacturing solutions, or toll coating services.

Carbonless products are sold in rolls, which account for approximately 80% of sales volume, and in precut sheets, which account for approximately 20% of sales volume. Based on our assessment of the U.S. carbonless market, we believe that in 2003 the U.S. carbonless market totaled more than 515,000 tons.

We sell our carbonless roll and sheet products under the NCR PAPER brand. We offer over 500 grades of carbonless roll and sheet products with nearly 4,000 stock keeping units differentiated by grade, width, length, color and basis weight. We believe we have the broadest carbonless product line in the industry.

We sell about half of our carbonless roll products directly to converters and business forms printers who print carbonless forms. We sell about half of our carbonless roll products and most of our carbonless sheet products to paper merchants who stock and sell carbonless paper to printers.

Our specialty papers business, which consists of our coated inkjet papers, specialty coated printing papers and our engineered manufacturing solutions or toll coating services, had net sales of approximately $14 million in 2003.

Carbonless Product Description

NCR PAPER brand carbonless paper is similar in composition to high-quality bond paper. The major component in both is cellulose. The remainder is filler and sizing materials added to give the desired surface appearance and characteristics. What makes carbonless paper different from bond paper are the coatings used to manufacture it. Those coatings are composed of adhesives, inert fillers, microencapsulated dyes, coreactants and other materials used to ensure a smooth, uniform printing surface. These coatings enable a copy to be made without using carbon paper or other copying materials.

In a typical three-part business form, three kinds of carbonless paper work together as a system to transfer images cleanly and clearly from one sheet to the next. The top sheet is a CB (coated back) sheet, the back of which is covered with a coating made of millions of microscopic capsules containing colorless dyes. The last sheet is a CF (coated front) sheet, coated on its front side with a coreactant or receiver material. The middle sheet is a CFB (coated front and back) sheet, front-coated with receiver materials and back-coated with dye capsules. As pressure from a pen or printer is applied to the top sheet, the dye capsules on the CB surface break and interact with the CF receiver coating to develop a black or blue image on each copy.

Carbonless paper is used in a diverse group of end markets, including government, retail, financial, insurance and manufacturing, with no one segment dominating demand. Use in many of these markets is tied to economic growth, which impacts the number of transactions completed in a given year. As such, periods of economic growth or contraction can impact demand. Sales of carbonless products historically have not been significantly impacted by seasonality.

The carbonless market experienced rapid growth during the 1980s as carbonless paper replaced carbon tissue-based multipart forms, economic growth fueled increased business activity and forms usage, and businesses began to make greater use of computers, which also increased overall forms demand. Based on our assessment, the U.S. carbonless market peaked in 1994 at approximately 890,000 tons. Since 1994, the U.S. carbonless market has been in decline. The decline is the result of increased use by businesses of competing technologies that do not use impact printing to create images. Examples of such technologies include digital laser, inkjet, and thermal printers, as well as electronic communications.

Based on our assessment, we believe the annual rates of decline in the U.S. carbonless market from 1994 to 1999 were between 1% and 7%, with a compound annual rate of approximately 4% during this period. On the same basis, we estimate that the U.S. carbonless paper market declined by approximately 10% in 2000 and by approximately 8% percent annually from 2001 through 2003, and will decline at a compound annual rate of approximately 9% between 2004 and 2008. We attribute these varying rates of decline to fluctuations in the number of commercial transactions in which carbonless products are used, as well as changes in technological substitution rates. We expect the decline rate for carbonless sheets in the United States to continue to be lower than the decline rate for rolls.

Carbonless Competitors

The U.S. carbonless market is served primarily by three domestic manufacturers—Appleton, MeadWestvaco Corporation and Imation Corp. In the carbonless market, we compete primarily on the basis of product quality, service and price. The U.S. market is also served by a number of foreign competitors. The foreign competitors, who use an aggressive, low-price strategy to sell into the U.S. carbonless market, served approximately 6% percent of the U.S. market. In 2003, we estimate we had over 50% of the U.S. carbonless market.

Thermal and Advanced Technical Products

The thermal and advanced technical products segment consists of our thermal business as well as the development of non-thermal products and related substrates for the transaction and item identification markets.

Currently this business segment consists primarily of direct thermal products. The most popular direct thermal imaging chemistry used today is based on the leuco dye system invented by NCR Corporation and commercially introduced by Appleton in the late 1960s. Thermal paper is used in four principal market segments. The point-of-sale products are used for retail receipts and coupons. Our label products are used for grocery, shipping, medical and retail applications. Our tag and ticket products are used for airline and baggage applications, event and transportation tickets, and lottery and gaming applications. The printer/calculator/chart products are used for medical diagnostic charts and other specialty applications. The point-of-sale and label segments combined account for nearly 80% of the U.S. and Canadian thermal market.

We estimate that in 2003 the growing U.S. and Canadian thermal market was more than 175,000 tons and that total thermal consumption outside the United States and Canada was more than double that amount. Market demand for thermal paper continues to grow as new applications are developed that utilize the benefits of thermal technology.

We sell our point-of-sale products to printers and converters who in turn sell to end-user customers or to resellers such as office supply stores, office superstores, warehouse clubs, mail order catalogs, equipment dealers, merchants and original equipment manufacturers.

Thermal label products are sold to companies who apply pressure sensitive adhesive coatings and release liners and then sell these products to label printers. Thermal tag, ticket and chart grades are sold to specialty printing companies who convert them to finished products such as entertainment, lottery and gaming tickets, tags, coupons and medical charts.

Thermal Product Description

Direct thermal paper is produced by coating a base material, such as paper, with a mixture of colorless dye, coreactant, sensitizer, stabilizer, adhesives, clays and binders. Until heat is applied to the paper, the dye and the coreactant are separated on the paper’s surface within a mixture of sensitizer and stabilizer. Heat causes the sensitizer to melt and form the medium that allows the dye and the coreactant to combine, react and form an image on the paper. Once the reaction occurs, the coating’s stabilizer keeps the image from fading by preventing the reaction from reversing itself. A top coat may be added to enhance resistance to environmental elements, while adding a back coat controls curl and static.

The type and amount of dye, coreactant and sensitizer used to produce direct thermal paper affects the temperature at which the image-forming reaction occurs on the paper. Thermal printers provide the heat energy that helps to form an image on the thermal paper.

The U.S. and Canadian thermal market experienced strong growth during the 1990s and is expected to continue growing as the advantages of thermal printing systems become more widely recognized. These advantages include their competitive cost, quiet operation, cleanliness, speed, high print quality, reliability, portability and their use of a single consumable (thermal paper) versus other printing systems that require paper and ink or toner cartridges.

Based on our assessment, we estimate that the annual rates of growth in the U.S. and Canadian thermal market from 1995 to 2003 were between 1% and 13% and averaged 7% for the period. Based on our assessment, we believe this market will continue to grow at a compound annual rate of 5% to 6% between 2004 and 2008. Sales of thermal products have not been significantly impacted by seasonality.

Thermal Competitors

We believe we had nearly 40% of the combined U.S. and Canadian thermal market in fiscal 2003. In 2003, other significant thermal producers included Koehler AG, Kanzaki Specialty Papers, Ricoh Company, Ltd. and Mitsubishi Paper Mills Company Ltd. Kanzaki and Ricoh are domestic producers, while Koehler and Mitsubishi are based abroad.

There are a number of other foreign competitors who have a presence in the United States and Canada. Appleton competes primarily on the basis of service, product quality, breadth of product offering and price.

Security Products

Our security business produces products with basic security features that make them resistant to forgery and counterfeiting. From that foundation we are building a more comprehensive business that incorporates security technologies including watermarks, taggants, embedded threads and fibers, and machine-readable technologies to address the sophisticated fraud and security problems that more and more companies face. We focus our security business on checks, business and government documents, and the emerging brand protection market. In December 2003, we expanded the scope of our security products business by acquiring BemroseBooth, a provider of secure and specialized print services headquartered in Derby, England.

Security Product Description

In 1994, Appleton introduced DocuCheck™ Security Papers to provide reliable protection focused on the check market. We then introduced DocuMark™ Custom Watermark products, which provide a proprietary method for increasing the security of a range of documents. DocuMark™ Signature Watermarks are designed for applications such as vital records, titles, certificates and other official/high-value documents. Those three security products utilize watermarks and visible threads or fluorescent fibers embedded in the substrate that enable authentication of original documents and deter counterfeiting. Our TechMark™ Intelligent Solutions products use digital coding features to provide authentication and identification. AssurMark™ Security Label Substrate uses a tamper-evident feature and covert authentication to deter remarking and counterfeiting fraud. Sales of our security products have not been significantly impacted by seasonality.

BemroseBooth products include security printed vouchers and payment cards, mass transit and car parking tickets, variable data labeling, high-integrity mailing and printed calendars. Sales of some of BemroseBooth’s printed products are affected by seasonality. Demand for their printed calendars and diaries peaks in the fourth quarter while sales of gift vouchers and similar products aimed at the retail segments typically increase at the same time.

Security Competitors

Our security competitors include Boise Cascade Corporation, MeadWestvaco Corporation, JB Rolland Papers Ltd., Portals Bathford, Arjo Wiggins, Communisis p.l.c., De La Rue International and Magnadata International Ltd. We believe no single producer has a significant share of the emerging brand protection market.

Performance Packaging Products

We entered the performance packaging business in 2003 with the acquisition of C&H Packaging Company, Inc. and American Plastics Company, Inc. C&H Packaging prints and converts flexible plastic packaging materials for companies in the food processing, household and industrial products industries. American Plastics produces high-quality, custom multilayered films and commercial packaging. In addition, we are using our coating and converting capabilities to develop and produce coated and composite structure substrates for the packaging industry.

Performance Packaging Description

C&H Packaging prints and laminates multilayered, plastic barrier films. The company’s flexible packaging converting operation produces pouches, semi-rigid packaging, lidding films, films for dry condensed dairy products, forming and nonforming films, cheese and snack food films, and custom packaging.

American Plastics manufactures multilayered, coextruded barrier films and also produces vacuum bags and pouches from those films.

Examples of our organic growth in performance packaging include our introduction of MoistureBloc™ for folding cartons. This product is a barrier packaging substrate engineered to protect consumer dry goods like detergents, rice, potato flakes and baby cereal. Moisture Bloc™ for ream wrap is a recyclable, moisture-resistant, barrier wrap designed to protect reams of paper and other substrates.

Performance Packaging Competitors

The Flexible Packaging Association estimates that the U.S. flexible packaging market (which includes performance packaging) generates $20 billion in annual sales and employs approximately 90,000 people. Flexible and performance packaging operations range from small manufacturing companies with single facilities to large integrated corporations with up to 30 individual plant locations. The largest market for performance packaging is food, accounting for over 50 percent of shipments.

We have many performance packaging competitors including Winpak, Printpak Inc., Pliant Corporation, Kendall Packaging Corporation, Cadillac Products Packaging Company, American Packaging, Clear Lam Packaging Inc., Progressive Packaging Ltd. and others. Large producers such as Curwood and Pechiney Plastic Packaging may also be competitors in some market situations. We believe that, collectively, Appleton, C&H Packaging and American Plastics do not have a significant share of the performance packaging market. Sales of our performance packaging products are positively affected by the fourth quarter holiday season. Sales tend to be slowest in the first quarter of the year.

Geographical Financial Information

Our revenues from customers attributed to the United States were $721.7 million in fiscal 2003, $768.3 million in fiscal 2002, $94.8 million in the 2001 successor period and $726.6 million in the 2001 predecessor period. Our revenues from customers attributed to foreign countries were $139.8 million in fiscal 2003, $129.7 million in fiscal 2002, $18.2 million in the 2001 successor period and $116.3 million in the 2001 predecessor period. As a result of the BemroseBooth acquisition in December 2003, we held approximately $71 million in long-lived assets in foreign countries as of January 3, 2004 and approximately $617 million in the U.S. as of January 3, 2004. For fiscal years 2002 and 2001, we did not hold a material amount of long-lived assets in foreign countries.

Research and Development and New Business Development

Research and development, or R&D, plays a vital role in our position as a leader in our chosen markets. Ongoing investment in research and development has enabled us to develop core competencies in the encapsulation process, specialty coating chemistry, coating application systems and security technologies.

Our R&D professionals are aligned with our business units (coated solutions, thermal and advanced technical products, security products and performance packaging). They work on cost reduction, product line extensions, new product development and technology transfer and development.

Our technology development team works to leverage and expand our expertise in coating applications, coating formulations, microencapsulation, security and other technologies.

We incurred $18.0 million in research and development costs in fiscal 2003 related to the development of new products and significant improvements to existing products. We expect to incur a similar amount in 2004.

Sales, Marketing and Distribution

We promote and sell our products primarily through our own sales and marketing organization. Our sales personnel operate from field locations. Our marketing employees work to obtain and analyze market data, work with research and development personnel to develop new products and value-added services and provide support for our products. Our technical service representatives assist customers with product applications and improvements and complaint resolution by telephone and in person at customer locations. Our customer service representatives receive customer orders, establish delivery dates and answer inquiries about stock availability and order status.

We operate a network of eight distribution centers to store our products and distribute them to customers. Distribution centers are located in Appleton, Wisconsin; Harrisburg, Pennsylvania; Independence, Kentucky; Kansas City, Kansas; Portland, Oregon; Los Angeles, California; Atlanta, Georgia; and Peterborough, Ontario, Canada.

Customers

We currently have 32 merchant customers that stock and redistribute our carbonless sheet products on a national or regional basis through over 400 locations. Some of those merchants also stock and redistribute our performance packaging products. We sell our carbonless rolls directly to 80 printer and converter customers. We also sell our carbonless rolls to over 400 forms printers through merchants on a drop-shipment basis. In those cases, we deliver our products from our distribution centers and provide customer support directly to the printer while the merchant bears the credit risk of nonpayment. We believe that we were essentially the sole provider to approximately 80% of our carbonless customers in fiscal 2003.

We primarily sell our thermal products directly to converters who cut and rewind large rolls into smaller rolls, print and otherwise further process the paper based on end-user needs. In addition, we believe we were essentially the sole provider to two of our ten largest direct thermal customers and that we sold product to more than 80% of all potential direct thermal customers we identified in the North American market in 2003.

We sell our security products to check and other security printers who print checks, titles, certificates and other secure documents. Customers for BemroseBooth products include many of the United Kingdom’s biggest brand names in retail, telecommunications, financial services and transportation.

We sell performance packaging products produced by C&H Packaging and American Plastics to the food processing, household and industrial products industries as well as to packaging producers and film converters.

Sales to Unisource Worldwide, Inc. accounted for approximately 13% of our 2003 net sales and sales to xpedx accounted for approximately 10% of our 2003 net sales.

Customer Focused Quality

Customer Focused Quality (CFQ) means meeting or exceeding customer expectations in all aspects of every transaction with our company. This approach to serving customers has become the core of our company culture, the hallmark of our competitive reputation and a point of differentiation from our competitors.

CFQ is a dynamic process designed to engage all our employees. The process requires employees to identify their internal and external customers, define customer expectations, establish performance measures for meeting those expectations, and create a plan for continuous improvement. We believe that our employees’ ongoing commitment to CFQ significantly contributes to our ability to meet our business objectives.

Working Capital Practices

We maintain finished goods inventories at levels that enable us to provide approximately 99% availability of stock items and approximately 98% on-time delivery to our coated solutions and thermal and advanced technical products customers in fiscal 2003. We also maintain raw material inventories at levels consistent with demand for both stock and custom orders. The custom order lead times typically range from 10 to 21 days for carbonless products and 21 days or less for thermal and advanced technical products. Our accounts receivable management practices, including terms of sale, are designed to accommodate the competitive differences of each business segment.

American Plastics maintains finished goods inventory for a limited stocking program to ensure 48-hour availability on those stock items while custom order lead times are generally in the range of 3 to 6 weeks. Raw material inventories reflect expected customer demand, supplier lead times and economic order quantities. Accounts receivable are managed in a manner consistent with industry practice.

A significant share of C&H Packaging’s volume is custom order business and raw materials are purchased as orders are received from customers. Most of these orders are on a make-and-ship basis. Order lead times are typically 4 to 5 weeks for rollstock and 5 to 6 weeks for pouches. Accounts receivable management practices reflect the competitive requirements of the business.

BemroseBooth has a mix of stock and custom orders. Raw material and finished goods inventories for stock items are consistent with historic order patterns and estimated demand. Raw materials for custom orders are purchased against those specific orders and the finished product is shipped immediately upon completion. Accounts receivable management practices are consistent with the industry.

Order Backlogs

In our coated solutions business, over 75% of orders call for stocking grades and a majority of sales of those stock products are delivered one day following the order. Less than 25% of our sales of coated solutions products derive from custom orders. The mix of orders in our thermal and advanced technical products business is approximately 70-75% stock and 25-30% custom. For competitive reasons we strive to maintain custom order lead times in a range of 10 to 21 days for coated solutions products and 21 days or less for thermal and advanced technical products. As of each year-end 2001, 2002 and 2003, products “ordered not shipped” totaled approximately 2% of our total annual shipment volumes of coated solutions and thermal and advanced technical products.

American Plastics’ order backlog consists primarily of custom orders scheduled so as to make the most efficient utilization of machine time. Backlogs typically cover 4 to 8 weeks of customer orders and include some advance or blanket orders placed by customers covering their requirements for the next several months.

C&H Packaging, because of the predominantly custom order nature of the business, generally reports backlogs in the range of 6 to 8 weeks, with some of these orders representing customers’ requirements for a number of months, perhaps for the entire year. At year-end 2003, the value of products “ordered not shipped” approximated 15% of annual shipments.

A significant share of BemroseBooth’s business derives from custom orders and is managed in terms of contractually agreed delivery dates. Typically, in excess of 95% of these orders are delivered on time. In the promotional products segment of their business, many of these products (e.g., calendars and gift vouchers) are shipped well in advance of the calendar year-end and there is, effectively, no order backlog.

Manufacturing

To produce carbonless paper, we coat the microcapsules onto paper either on a paper machine, where the paper is first manufactured and then, in a continuous process, coated with the microcapsules, or on an off-machine coater where previously manufactured paper is coated in a separate operation.

Coating the microcapsules on the paper machine is a technically challenging but efficient process because it saves the costs of winding, transporting and unwinding the paper before sending it through an off-machine coater. We believe we are the only U.S. carbonless producer that uses on-machine coating to apply microcapsules.

We manufacture all our thermal paper on off-machine coaters at the Appleton plant. We mix the specialized dyes, coreactants and stabilizers required for the thermal image reaction and apply those and other needed coatings to basestock, often in a continuous process in which the paper is coated and dried up to three times in a single pass through a coating machine. Significant technical challenges in coating thermal paper include both applying expensive coating materials in an efficient manner and drying the coated paper at low heat to prevent image reaction.

Paper machines and off-machine coaters are large, complex machines that operate most efficiently when operated continuously. Paper machine production and yield decline when a machine is stopped for grade changes in coatings, basis weight, color or width. Therefore, we organize our manufacturing processes so that all our paper machines and most of our coaters run almost continuously throughout the year. We schedule our higher volume, longer runs of carbonless products at our pulp and paper mills located in West Carrollton and Roaring Spring. Shorter runs of carbonless products as well as thermal and specialty coated products are produced on coaters at the Appleton plant.

The Appleton plant also produces all of our carbonless sheet products. As the demand for carbonless paper continues to decline, which we expect to occur, we will move carbonless production to our mills. We intend to utilize the open capacity at the Appleton plant for the production of technical products and new products developed through our new product development efforts.

The Roaring Spring mill is a fully integrated pulp and paper mill. Two of the mill’s three paper machines produce carbonless products while a third machine produces our security products. We are investing $8 million to upgrade and expand the production capabilities of two of the mill’s paper machines to increase the range and scope of their abilities to manufacture security products.

The West Carrollton mill is the focus of our recycling operations. The mill features extensive waste paper processing and de-inking operations. West Carrollton’s three paper machines produce carbonless and thermal basestock and finished carbonless paper products.

C&H Packaging is an integrated pre-press, printing, laminating and converting operation. C&H Packaging prints multilayered, plastic films on high-speed, multicolor, flexographic printing presses using waterborne ink systems. The flexible packaging converting operation produces pouches, semi-rigid packaging, lidding films, films for dry condensed dairy products, forming and nonforming films, cheese and snack food films, and custom packaging.

American Plastics manufactures multilayered, coextruded barrier films and also produces vacuum pouches from those films.

BemroseBooth produces its secure mail, promotional, security and information products at its manufacturing site in Derby, England. The company manufactures its transit and parking products at Hull, England. The high-integrity mailing operations are focused in Teesside, England.

Raw Materials

Our principal raw materials consist of basestock, chemicals, pulp, wastepaper and packaging. In fiscal 2003, those materials made up approximately 50% of the annual cost of goods sold. Our largest raw material component is basestock, which was approximately 20% of our cost of goods sold in fiscal 2003. Most of our externally purchased basestock, which are rolls of uncoated paper used in the production of coated paper products, is acquired from four sources with whom we have pricing and/or volume target purchase agreements. These agreements protect us to some extent from the significant pricing cycles for pulp and commodity paper products.

Approximately 10% of our cost of goods sold in fiscal 2003 was for pulp, wood and wastepaper used in the Roaring Spring and West Carrollton paper mills. While wastepaper and pulp prices are subject to swings in the supply and demand cycle for pulp and commodity papers, we seek to reduce the impact of those swings in the pulp and commodity paper cycle by negotiating price and volume agreements for pulp and by purchasing wastepaper through a national broker.

The technical challenges of manufacturing our products require us to use many specialty raw materials, designed and manufactured to work with our products and manufacturing processes. We make purchasing decisions based upon quality, service, value and long-term strategic importance. We have long-term agreements with key suppliers designed to ensure stable and consistent supply, to promote joint development and engineering of new raw materials and products, to enhance total value to our customers and to protect mutual strategic interests.

We are a party to two significant chemical supply agreements, one of which is with Nisseki Chemical Texas Inc. and commenced January 1, 2002. Under this agreement we purchase primary solvents, which are a key component in our carbonless paper manufacturing process. The cost of purchases under this contract were approximately 5% of our total 2003 chemical purchases. Pursuant to this agreement, we are obligated to purchase a significant portion of primary solvents through December 31, 2007. The agreement continues year to year after 2007 until either party terminates the contract.

We are also a party to a chemical supply agreement with ESCO Company Limited Partnership, Mitsui Toatsu Chemicals, Inc. and Yamamoto Chemicals, Inc., which commenced July 1, 1997. Under this agreement, we purchase black color formers, which are chemicals that interact with other chemicals to form a black marking. The cost of those purchases was approximately 14% of our 2003 chemical purchases. Pursuant to this agreement, we are obligated to purchase a significant portion of our black color former needs through June 30, 2007.

We are also party to a significant basestock supply agreement with Appleton Coated LLC, which commenced December 30, 2001. The cost of those purchases was approximately 64% of our total 2003 basestock purchases. Pursuant to this agreement, which was amended effective as of December 28, 2003, we are obligated to purchase 75,000 tons of basestock during 2004 and 40,000 tons of basestock in 2005. The term of this agreement, as amended, expires on January 1, 2006.

Principal raw materials used at C&H Packaging are mono and multilayered plastic films, inks and adhesives. The primary raw material used at American Plastics is resin pellets made from polyethylene, ethylene vinyl alcohol copolymer (EVOH) or nylon. At BemroseBooth raw material purchases mainly comprise paper, self-adhesive laminates, inks and hologram foil.

Information Technology

We have completed the first two waves of our enterprise resource planning conversion project known as Project Venture. This conversion of our computer system software is intended to optimize our business operations and expand our capabilities to accommodate business growth. The first wave involved the financial and nonstock procurement processes. The second wave focused on the order-to-cash cycle (order entry, pricing, distribution, inventory planning, invoicing and accounts receivable). The third and final wave involves our manufacturing and stock procurement processes and commenced in the second quarter of 2004 and is expected to be completed during the second half of 2004. The third wave of Project Venture will be implemented at each U.S. manufacturing site beginning with West Carrollton in May 2004 and Roaring Spring in July 2004. Prior to implementing the third wave of Project Venture, we upgraded our computer hardware to accommodate the additional transaction volume. We anticipate that our total expenditures for Project Venture will be approximately $23 million.

Employees

As of July 23, 2004, we employed 3,364 persons, of whom 1,954 were covered by union contracts. Of our 2,574 U.S. employees, 2,353 currently have an investment in the Company Stock Fund of our KSOP, including 1,446 of our 1,499 U.S. union employees.

Manufacturing employees at our major manufacturing facilities in Appleton, Roaring Spring and West Carrollton are represented by the Paper, Allied-Industrial, Chemical and Energy Workers International Union, or PACE. We entered into long-term labor contracts for all three of these facilities early in 2001. The labor contracts at our Appleton and West Carrollton facilities will expire in 2006 and the Roaring Spring labor contract will expire in 2007. As of July 23, 2004, 1,499 employees were covered by the labor contracts at these three facilities.

PACE also represents employees at the Appleton, Harrisburg and Edwardsville distribution centers. Employees at the Peterborough, Ontario, Canada facility are represented by Independent Paperworkers of Canada. Employees at the Portage, Wisconsin plant and our other distribution centers in Georgia, Kentucky, California and Oregon, as well as C&H Packaging and American Plastics, have chosen not to be represented by a union. Office employees have also chosen not to be represented.

Manufacturing employees at our Derby and Hull manufacturing facilities in the United Kingdom are represented by Graphical, Paper and Media Union. These employees are covered by a national labor agreement that is reviewed annually in April by the Graphical, Paper and Media Union and the British Printing Industries Federation. As of July 23, 2004, 455 United Kingdom employees were represented by the union. Employees at the Teesside, England facility have chosen not to be represented by a union.

We have enjoyed good labor-management relations over an extended period of time. There have been no work stoppages over the last 30 years. We believe this long-term relationship has been critical in developing efficient manufacturing sites and a workforce that is highly committed to Customer Focused Quality and the success of our company.

Intellectual Property

Our wholly-owned subsidiary, WTA Inc., owns approximately 70 unexpired U.S. patents, through assignment from us, covering carbonless and thermal paper products and manufacturing technologies, with foreign counterparts in Canada, Europe and Japan. We have also licensed technology from other paper manufacturers mainly involving non-critical manufacturing processes or materials used in such processes. Together with NCR, we have historically licensed technology to Kanzaki Specialty Papers, Nippon Paper Industries Co., Ltd., formerly Jujo Paper Company, Ltd. and Yamamoto Chemicals Inc.

As part of the acquisition of our business from NCR in 1978, we obtained a 100-year license to use forms of the NCR PAPER trademark that are used as our brand for carbonless products.

We do not believe that any single patent or patent application is material to our business or operations. We believe that the duration of our existing patents is consistent with our business needs.

Legal Proceedings

From time to time we may be subject to various legal proceedings and other claims arising in the ordinary course of our business. Other than the Ellis, Cinquanti and McLaughlin v. Appleton Papers Inc. case and the Lower Fox River matter described below, we do not believe that any pending or threatened legal proceedings or other claims will have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

In Ellis, Cinquanti and McLaughlin v. Appleton Papers Inc., a case pending in U.S. District Court in Syracuse, New York, the plaintiffs generally allege that exposure to carbonless paper has caused allergic reactions which are totally disabling and that they are, therefore, entitled to substantial damages. The plaintiffs are seeking monetary damages in an aggregate amount of $9 million, plus punitive damages. We have defended a number of such cases over the past 20 years, settling some for amounts which are not material to our business and obtaining dismissals in others based on various arguments including, in one case, that the plaintiff’s alleged proof that carbonless paper causes injury was based on “junk science.” While we are vigorously defending ourselves and expect to prevail in this case and in any similar cases that may be brought against us in the future, there can be no assurance that we will be successful in our defense.

Environmental Matters

General

Our operations are subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, including laws and regulations governing emissions of air pollutants, discharges of wastewater and stormwater, storage, treatment and disposal of materials and waste, remediation of soil, surface water and groundwater contamination, and liability for damages to natural resources.

We are subject to the following material environmental laws and regulations:

•	the Comprehensive Environmental Response Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, which governs the identification, reporting and cleanup of hazardous substances that have been released into the environment;

•	the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act and Hazardous and Solid Waste Amendment, which governs the disposal of solid waste and the identification, treatment and disposal of hazardous waste;

•	the Toxic Substances Control Act, which governs the regulation of hazardous chemical substances, such as asbestos, polychlorinated biphenyls, radon and lead;

•	the Federal Water Pollution Control Act, as amended by the Clean Water Act, which governs the regulation of the discharge of pollutants into navigable waters;

•	the Clean Air Act, which governs the regulation of the emission of contaminants into the atmosphere;

•	the Emergency Planning and Community Right-to-Know Act, which governs the reporting and emergency notification of hazardous and toxic chemicals used in or released from a facility;

•	similar state statutes and regulations; and

•	United Kingdom Environmental Protection Act 1990 and Health and Safety At Work Act 1974 including various regulations under these statutes.

Compliance with these laws and regulations is an increasingly important factor in our business. We expect to incur capital expenditures of approximately $2 million in 2004 and $17 million from 2005 through 2008 and to continue to incur expenditures after 2008 in order to maintain compliance with applicable federal, state and local environmental laws and regulations and to meet new regulatory requirements. Compliance with these regulatory requirements is likely to increase our expenses, reduce our earnings and adversely affect the operating flexibility of our manufacturing operations, which could harm our competitive position, especially relative to foreign competitors who may not be subject to the same restrictions and attendant compliance costs. For example, several of our facilities will likely be subject to new MACT regulations under the Clean Air Act for Industrial/Commercial Boilers and Process Heaters, which regulations may require significant expenditure to achieve compliance with new emissions limitations. The regulations allow three years to achieve compliance with the emissions limitations, and the projected capital expenditures required to achieve compliance are included in the projected capital expenditures set forth above.

We are subject to strict, and under some circumstances, joint and several, liability for the investigation and remediation of environmental contamination, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors have arranged for the disposal of regulated materials. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. We could be involved in additional proceedings in the future and the total amount of these future costs and other environmental liabilities may be material. To our knowledge, we have only been named a potentially responsible party, or PRP, at one site for which our liability may be significant, the Lower Fox River site, which is described below, although it is possible that we could be named as a PRP for additional sites in the future.

Portage Plant

The Portage, Wisconsin plant operates under various state and federal permits for discharges and emissions to air and water. There are no known material liabilities with respect to environmental compliance issues at the Portage plant.

Roaring Spring Mill

The Roaring Spring, Pennsylvania mill operates under various state and federal permits for discharges and emissions to air and water. We have submitted to the State of Pennsylvania, and received state approval for, a landfill closure plan for a non-hazardous clay-lined landfill that is present at the Roaring Spring mill. We received State approval for and closed our clay-lined landfill in 2003. We estimate our long-term groundwater monitoring costs to be up to $725,000 in aggregate over the next 30 years.

Appleton Plant

The Appleton plant operates under various state and federal permits for discharges and emissions to air and water. Except for the Fox River matter, described below, there are no known material liabilities with respect to environmental compliance issues at the Appleton plant.

West Carrollton Mill

The West Carrollton, Ohio mill operates pursuant to various state and federal permits for discharges and emissions to air and water.

As a result of the de-inking of carbonless paper containing PCBs through the early 1970s, there have been releases of PCBs and volatile organic compounds into the soil in the area of the wastewater impoundments at the West Carrollton facility, and low levels of PCBs have been detected in the groundwater immediately under this area. In addition, PCB contamination is present in sediment in the adjacent Great Miami River, but it is believed that this contamination is from a source other than the West Carrollton mill. Based on investigation and delineation of PCB contamination in soil and groundwater in the area of the wastewater impoundments, we believe that it could be necessary to undertake remedial action in the future, although we are currently under no obligation to do so. We have not had any discussions or communications with any Federal, state or local agencies or authorities regarding remedial action to address PCB contamination at the West Carrollton mill. Remedial action to address PCB contamination in the area of the wastewater impoundments is expected to involve construction of a cap to prevent exposure to PCBs. In addition, remedial action could involve long-term monitoring of groundwater or the construction and operation of a groundwater pump-and-treat system to prevent migration of PCB contamination in groundwater, and the removal and disposal of PCB-contaminated sediment in the Great Miami River. The cost for remedial action—including installation of a cap, long-term pumping, treating and/or monitoring of groundwater, and removal of sediment in the Great Miami River was estimated in 2001 to range up to approximately $10.5 million, with approximately $3 million in short-term capital costs and the remainder to be incurred over a period of 30 years. However, costs could exceed this amount if additional contamination is discovered, if additional remedial action is necessary or if the remedial action costs are more than expected. In conjunction with the acquisition of Appleton by the ESOP in 2001, AWA agreed to indemnify us for 50% of all environmental liabilities up to $5.0 million and 100% of all such environmental costs exceeding $5.0 million. In addition, the former owner and operator of the West Carrollton mill may be liable for all or part of the cost of remediation of historic PCB contamination. Other than the PCB contamination in the area of the wastewater impoundments, there are no other known material liabilities with respect to environmental issues at the West Carrollton mill.

Merrill and Rhinelander Plants

Our C&H Packaging and American Plastics plants in Merrill, Wisconsin and Rhinelander, Wisconsin, respectively, operate under various state and federal permits for discharges and emissions to air and water. There are no known material liabilities with respect to environmental compliance issues at these plants.

United Kingdom Manufacturing Facilities

Our three BemroseBooth manufacturing facilities in Derby, Hull and Teesside operate under various permits for discharges and emissions. There are no known material liabilities with respect to environmental compliance issues at these facilities.

Lower Fox River

Introduction.    Various state and federal government agencies and Native American tribes have asserted claims against us and other parties with respect to historic discharges of PCBs into the Lower Fox River in Wisconsin.

Carbonless paper containing PCBs was manufactured at what is currently the Appleton plant from 1954 until 1971. Wastewater from the Appleton plant, the Combined Locks paper mill now owned by Appleton Coated LLC (which is still owned by AWA’s ultimate parent) and from other local industrial facilities carried PCBs into the Lower Fox River during this time period. As a result, there are allegedly eleven million cubic yards of PCB-contaminated sediment spread over 39 miles of the Lower Fox River. Low levels of PCBs have also been washed by the Lower Fox River into Green Bay, which is part of Lake Michigan.

In June 1997, the EPA published notice that it intended to list the Lower Fox River on the National Priorities List of Contaminated Sites pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act, which we refer to as CERCLA, or Superfund. The EPA identified seven PRPs for PCB contamination in the Lower Fox River, including NCR and our company as the former and current owners and operators of the Appleton plant, and the owners of five paper reprocessing mills located on the Fox River, including Georgia-Pacific, P.H. Glatfelter Company, WTM I Co., owned by Chesapeake Corporation, Riverside Paper Corporation and U.S. Paper Mills Corp., which is now owned by Sonoco Products Company.

Remedial Action.    On January 7, 2003, the DNR issued a ROD, with which the EPA concurred, on the first two segments of the river, which are largely upstream of the Appleton plant. The ROD provides for dredging in the first segment and monitored natural recovery in the second segment. However, the ROD also provides that up to 25% of the remedy in the first segment may consist of capping if dredging proves not to be cost-effective and certain conditions are met. It is our position that neither Appleton nor NCR has any responsibility or liability for PCB contamination in the first segment of the Lower Fox River. On July 28, 2003, the DNR and EPA issued a ROD covering the third, fourth and fifth segments of the Lower Fox River (which includes Green Bay) which also provides for substantial dredging in that portion of the river.

In the two RODs, the DNR estimates total costs for the Lower Fox River remedial action plan of approximately $400 million, an increase of $67 million over prior estimates, over a 7 to 18 year time period. Most of the estimated costs pertain to the removal of large quantities of sediment from the Lower Fox River by dredging, dewatering of the dredged materials, treatment of the dredge water and off-site disposal of the remaining solids. Based on cost estimates of large-scale dredging response actions at other sites and many subjective assumptions regarding the work to be done, engineers engaged by several of the PRPs estimated several years ago that the cost of remediation work in the Lower Fox River could be between $740 million and $1.6 billion. The DNR strongly disputes this analysis and continues to believe that its cost estimates are accurate.

We do not believe that the remedial action proposed by the DNR in the two RODs is appropriate or cost-effective. We, along with the other PRPs, have developed a substantial body of evidence that we believe demonstrates that selection of alternatives involving active, river-wide remediation, particularly massive dredging, would be inappropriate and unnecessary. There is ongoing, vigorous debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage contaminated sediments. Although we believe that the remedy adopted in the RODs is inappropriate and may be substantially modified and improved over time through further design and experience, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be implemented for each segment of the Lower Fox River.

Natural Resource Damages (“NRD”).    In October 2000, the U.S. Fish & Wildlife Service released a proposed restoration and compensation determination plan presenting the federal and tribal natural resource trustees’ planned approach for restoring natural resources injured by PCBs and calculating the potential natural resource damages under different remedial action scenarios. The final NRD valuation will depend on the extent of PCB cleanup; however, the proposed plan estimates that natural resource damages will fall in the range of

$176 million to $333 million for all PRPs in the aggregate. The total costs estimated by the DNR, EPA and FWS for the proposed remediation and NRD discussed above range from $576 million to $733 million. Over the past several years and at various natural resource damage sites, the FWS and other government agencies have settled NRD claims for amounts substantially less than original estimates or claims. In June 2002, the state and federal trustees announced a proposed settlement of their NRD claims against Fort James Operating Company, a subsidiary of Georgia-Pacific Corporation (“Fort James”), the owner of one of the reprocessing mills. Under the settlement, Fort James would pay for or conduct restoration projects with a total cost of approximately $12 million. The proposed settlement was challenged by an environmental group in a case before the U.S. District Court in Milwaukee. On March 19, 2004, the U.S. District Court rejected the challenge and granted the state and federal trustees’ motion to enter the consent decree. We anticipate the actual costs for the PRPs to settle NRD claims related to the Lower Fox River will be less than the initial range of $176 million to $333 million.

Our Share of Liability.    We purchased the Appleton plant from NCR in 1978, after the use of PCBs in the manufacturing process was discontinued. Nevertheless, pursuant to CERCLA, we and NCR are viewed by the EPA as PRPs. Accordingly, we and NCR asserted indemnity claims against each other pursuant to the terms of the agreement for the purchase of the assets of the business in 1978. In order to resolve our indemnification obligations to each other, we entered into an interim settlement agreement with NCR in 1998 under which the parties agreed to share both defense and liability costs arising from the Lower Fox River.

A study performed by the FWS in 2000 provided a preliminary estimate of the amount of PCBs discharged into the Lower Fox River by each PRP and concluded that the discharges from the Appleton plant and the Combined Locks paper mill (which we formerly owned and which is now owned by an affiliate of AWA) represented a percentage in the range of 36% to 52% of the total PCBs discharged. These preliminary estimates have not yet been finalized by the FWS and may be revised. However, the FWS analysis, when completed, will not be binding on the PRPs. The final allocation of liability among the PRPs will be determined by negotiation, litigation or other dispute resolution processes. Based on historical and technical analyses performed by environmental engineers we have engaged, we believe that the percentage of PCBs discharged from the Appleton and Combined Locks facilities is less than 20% of the total discharged by all the PRPs. A portion of our potential liability for the Lower Fox River may be joint and several. If, in the future, one or more of the other PRPs were to become insolvent or unable to pay their respective share(s) of the potential liability, we could be responsible for a portion of their share(s). Based on a review of publicly available financial information about the other PRPs, we believe that the other PRPs will be required, and have adequate financial resources, to pay their share of the remediation and natural resource damage claims for the Lower Fox River.

Interim Restoration and Remediation Consent Decree.    We entered into a consent decree on December 10, 2001 with NCR, the DNR, the Wisconsin Department of Justice, the EPA, the FWS, the U.S. Department of Justice, the National Oceanic and Atmospheric Administration, and the Oneida and Menomonee Indian Tribes, which are collectively referred to as the intergovernmental partners, or IGP. Pursuant to the consent decree, we and NCR agreed to provide up to $41.5 million over a period of four years, up to a maximum of $10.4 million per year, for interim restoration and remediation efforts directed by the IGP. We and NCR will each pay approximately half of the amounts paid under the consent decree. Through the end of 2003, we have paid approximately $8.2 million under the consent decree. Under the consent decree, the IGP agree not to sue or take administrative action against us and NCR during the four-year period including pursuant to any claims that could be made as a result of the issuance of the ROD. The consent decree does not constitute a final settlement with the IGP or provide protection against future claims against us and NCR; however, under the decree, we and NCR will receive full credit against remediation costs and NRD claims for all monies expended for restoration and remediation of the Lower Fox River during the interim period including pursuant to any claims that could be made as a result of the issuance of the RODs.

Estimates of Liability.    A precise estimate of our ultimate share of remediation and natural resource damage liability cannot be made at this time due to uncertainties with respect to:

•	the scope and cost of implementing the final remediation plan;

•	the scope of restoration and final valuation of federal and state NRD assessments;

•	the evolving nature of remediation and restoration technologies and governmental policies; and

•	our share of remediation and NRD costs relative to the other PRPs.

However, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be implemented for the Lower Fox River and provides us the ability to reasonably estimate our potential liability. Accordingly, we have created a reserve for this environmental liability. During 2003 the total reserve was accreted by $5.9 million while payments against the reserve totaled $6.9 million. This resulted in a remaining reserve of $109.1 million as of January 3, 2004, of which $9.8 million is recorded in other accrued liabilities and $99.3 million is recorded as an environmental liability.

As discussed below, AWA has agreed to indemnify us for certain liabilities related to the Lower Fox River. At January 3, 2004, the total indemnification receivable from AWA is $86.8 million, of which, $9.8 million is recorded in other current assets and $77.0 million is recorded as an environmental indemnification receivable. The $22.3 million difference between the reserve and the indemnification receivable represents the discounted share of Lower Fox River costs for which we are responsible. A $21.0 million charge was recorded within earnings in 2002 and has accreted to $22.3 million during 2003. This discounted share was calculated using a discount rate of 6.0%, which represents our estimate of the fair market interest rate at which this liability could be settled in an arm’s length transaction. This $21.0 million amount will accrete to $25.0 million by the end of 2005.

We used the estimates described below, including the most recent government agency estimates, in evaluating our total Lower Fox River environmental liability:

•	total costs for remediation of $480 million, based on the DNR’s estimate of $400 million in total costs for remediation, plus a 20% contingency;

•	the FWS preliminary estimate that discharges from the Appleton plant and the Combined Locks mill represent 36% to 52% of the total PCBs discharged by the PRPs, which is substantially greater than our estimate (we assume that Appleton and NCR are primarily responsible for only the discharges from our plant and our former mill and not for other discharges);

•	costs to settle NRD claims against Appleton and NCR, estimated at $20 million or less, based on the IGP’s $12 million settlement of NRD claims against Fort James;

•	our responsibility for approximately half of the claims asserted against Appleton and NCR, based on our interim settlement agreement with NCR, the terms of which are confidential; and

•	$20 million in fees and expenses.

Because of the numerous uncertainties underlying these estimates, it is possible that our share of costs will be significantly higher.

AWA Indemnification.    In conjunction with the acquisition of Appleton in 2001, we entered into two indemnification agreements under which AWA agreed to indemnify Paperweight Development and Paperweight Development agreed to indemnify us for, and pay, all governmental and third party liabilities and all costs and expenses incurred by us in defending ourselves against governmental and third party claims, which we refer to as the Fox River Liabilities. The Fox River Liabilities also include fees and expenses of our environmental counsel, advisers, engineers and scientific experts, and the costs incurred in obtaining studies and other analyses concerning various remedial alternatives for the Lower Fox River.

The indemnification agreements mirror one another and result in our receiving the indemnification payments directly or indirectly from AWA. This summary assumes that AWA is satisfying the Fox River Liabilities by paying us directly or making payments on our behalf to third parties, even though the indemnification agreements provide that Paperweight Development is indemnified by AWA and Paperweight Development indemnifies us.

Under the indemnification agreements, we will be indemnified for the first $75 million of Fox River Liabilities and for those in excess of $100 million. We are responsible for the $25 million of liabilities between $75 million and $100 million. The indemnification agreements provide that it is the intent of the parties that at no time will we or Paperweight Development be required to fund any costs and expenses relating to the Fox River Liabilities for which we or Paperweight Development will be indemnified. Pursuant to these agreements, AWA paid $20.9 million in connection with the Fox River Liabilities through 2003.

In connection with the repurchase of the deferred payment obligation, we amended the indemnification agreements relating to the Fox River Liabilities to (a) delete the requirement that AWA provide us with a quarterly certification as to its consolidated tangible net worth and to make an escrow deposit if its tangible net worth were to decline below a specified amount, and (b) provide that AWA will satisfy its obligation to indemnify us for the first $75 million of Fox River Liabilities once it has expended $75 million, without regard to insurance and other recoveries from third parties.

We also agreed to amend the purchase agreement relating to the acquisition to (a) delete the requirement that AWA provide us with a quarterly certification of its tangible net worth and to make an escrow deposit if its tangible net worth were to decline below a specified amount and (b) eliminate certain of AWA’s indemnity obligations to us, other than those relating to (i) inaccuracies in the environmental representations and warranties made by AWA and its affiliates, (ii) certain known environmental matters that existed at the closing of the acquisition, (iii) environmental matters relating to the businesses of Newton Falls, Inc., Appleton Coated LLC and several other of our former affiliates and subsidiaries and (iv) environmental matters relating to the real property on which the Harrisburg, Pennsylvania plant and distribution center, which we owned prior to our sale of the Harrisburg plant to a third party, are located.

In connection with the indemnification agreements and in order to assure us, the ESOP Trustee and our lenders that AWA would be able to meet its indemnification obligations under these agreements, AWA purchased and fully paid for indemnity claim insurance from an affiliate of American International Group, Inc., or AIG.

The AIG insurance policy is a $250 million policy that is designed to provide coverage, with the exception described below, for an increasing amount of potential Fox River Liabilities for each of the 12-month periods beginning November 9th of the years specified below:

Year	Maximum Coverage
2001	$ 75 million
2002	$100 million
2003	$125 million
2004	$150 million
2005	$175 million
2006	$200 million
2007 and thereafter	$250 million
(unless reduced as described below)

The amounts available under the AIG insurance policy were determined as a result of negotiations with AWA and are not based on any particular cost estimates. We believe that the $250 million available under the AIG insurance policy will be in excess of our ultimate liability for remediation of the Lower Fox River even if (a) the costs of remediation were to be twice the government agencies’ estimate of $400 million, (b) our NRD settlement were to be twice the $12 million obtained by Georgia-Pacific, and (c) our combined share with NCR of all of these liabilities were to be substantially more than any estimate of our share of PCB discharge.

The AIG insurance policy was designed to provide a funding source to satisfy the Fox River Liabilities and other liabilities. As such, the policyholder (described below) has designated a third party administrator to manage the various environmental issues that arise with respect to the Lower Fox River. This administrator works with AWA and our employees to the extent requested as negotiations and discussions occur with governmental authorities and third parties. As we incur costs and expenses that constitute Fox River Liabilities, we submit invoices to the administrator, which are in turn submitted to AIG and then paid under the AIG insurance policy. As noted above, the indemnification agreements negotiated with AWA and the AIG insurance policy are designed to ensure that we will not be required to fund any costs and expenses for the Fox River Liabilities and to assure us, the ESOP Trustee and our lenders and investors that we will not have to rely on AWA itself to make these payments. This arrangement is working as designed.

The maximum coverage amounts under the AIG insurance policy will not decrease below the amounts set forth in the table above before December 14, 2008, unless we experience certain types of changes of control or we repay the new senior credit facilities in full (other than in a refinancing transaction). If (1) a designated debt arbiter does not determine that we will have sufficient internal cash to repay the new senior credit facilities prior to December 14, 2008, or if the designated debt arbiter determines that we will have sufficient cash but we do not actually repay the new senior credit facilities or irrevocably deposit funds sufficient to repay the new senior credit facilities at stated maturity, (2) AWA shall have committed a payment default under its indemnification obligations in excess of $1 million that is not cured within 60 days of written notice or (3) a designated environmental arbiter determines that the aggregate projected amount for which AWA will be liable during the period from December 14, 2008 to November 8, 2011 (the “Extension Period”) will exceed the aggregate amount available under the annuity described below during the Extension Period (the “Excess Amount”), then the amount of coverage required under the AIG insurance policy during the Extension Period will be equal to the “Extension Coverage.” The Extension Coverage will be the lesser of (1) two times the Excess Amount or (2) the amount of coverage available under the AIG insurance policy remaining on December 14, 2008.

The AIG insurance policy is owned by a Bermuda corporation which we refer to as the policyholder. Under the indemnification agreements, the policyholder has the right to elect to reduce the maximum coverage amounts to the amounts set forth in the table below if certain conditions are met or upon a change of control. At such time, AIG will make available to the policyholder a stream of payments that continues until 2027, which we refer to as the annuity. Those amounts are set forth in the table below.

Annual Period beginning November 9	Reduced Cumulative Limits
2001	$0
2002	0
2003	0
2004	0
2005	0
2006	0
2007	0
2008	0
2009	974,542
2010	3,896,702
2011	6,881,895
2012	9,125,116
2013	16,287,666
2014	23,527,511
2015	34,453,450
2016	44,718,431
2017	51,807,787
2018	57,709,883
2019	63,704,440
2020	76,385,890
2021	88,220,707
2022	100,440,156
2023	113,056,736
2024	126,083,355
2025	139,533,340
2026	153,420,449
2027	167,000,000

In order to establish and administer the AIG insurance policy, AWA and Paperweight Development each formed direct or indirect special purpose subsidiaries that jointly own the policyholder. The policyholder owns and is the direct beneficiary of the AIG insurance policy. At the closing of the acquisition, AWA assigned, and the policyholder assumed, AWA’s share of the Fox River Liabilities under AWA’s indemnification agreement in exchange for a capital contribution by AWA to the policyholder in the amount of the premium due under and to fully purchase the AIG insurance policy. AWA has not been released from its primary responsibility for performance under its indemnification agreement. This structure is intended to protect the policyholder and the AIG insurance policy from claims made by the creditors of AWA, Paperweight Development and/or their respective affiliates, including the special purpose subsidiaries that own the policyholder, in a bankruptcy or other liquidation proceeding involving any of these companies.

At the closing of the acquisition, AWA, Paperweight Development, the special purpose subsidiaries and the policyholder entered into a Relationship Agreement, which, among other things and subject to certain limited exceptions, prohibits AWA and Paperweight Development from taking any actions that would result in any change to this structure including, without limitation, (1) amendments to the charter documents of any of the special purpose subsidiaries or the policyholder, (2) issuances, redemptions or transfers of any of the equity securities of the special purpose subsidiaries or the policyholder and (3) transfers or assignments of the AIG insurance policy. In addition, AWA and Paperweight Development agreed, with respect to the special purpose subsidiaries, and the special purpose subsidiaries agreed, with respect to the policyholder, that they will not make any assignment for the benefit of creditors, consent to the appointment of a receiver for their assets, or file any petition or application under any bankruptcy, reorganization or similar liquidation law or regulation.

The indemnification agreements provide that AWA can elect to control and manage the Fox River Liabilities with the cooperation and assistance of our personnel. We have agreed to make certain of our employees available to AWA at its cost to assist with discussions and negotiations with the EPA, the DNR, the FWS and other governmental agencies. AWA is controlling and managing the Fox River Liabilities with our assistance.

The indemnification agreements provide for a dispute resolution process involving arbitration in accordance with the Center for Public Resources—Rules for Non-Administered Arbitration.

AWA’s indemnification obligation to us is also discussed in Notes 3 and 19 of Notes to Consolidated Financial Statements.

Properties

We own or lease the facilities reflected in the table below. We believe that our plants and facilities have been well maintained, are in good condition, are suitable for their respective operations and provide sufficient capacity to meet production requirements.

Location	Description	Approximate Square Footage	Status
Appleton, Wisconsin (Wisconsin Ave.)	Headquarters Office and Manufacturing Plant	885,000	Owned
Portage, Wisconsin	Capsule Manufacturing Plant	44,000	Owned
Roaring Spring, Pennsylvania	Pulp and Paper Mill	634,000	Owned
West Carrollton, Ohio	Pulp and Paper Mill	750,000	Owned
Merrill, Wisconsin	Flexible Plastics Printing and Converting Plant	128,000	Owned
Rhinelander, Wisconsin	Film and Commercial Packaging Plant	60,000	Owned
Derby, England	Headquarters Office and Manufacturing Plant	224,000	Owned
Derby, England	Manufacturing Plant	28,000	Lease expires 3/25/06
Hull, England	Manufacturing Plant	81,000	Owned
Teesside, England	Manufacturing Plant	23,000	Lease expires 2/21/10
Wednesbury, England	Warehouse (Vacant)	28,000	Lease expires 3/25/13
Appleton, Wisconsin (East Warehouse Road) (1)	Warehouse	430,000	Lease expires 11/30/05
Appleton, Wisconsin (Kensington Drive) (1)	Distribution Center	360,000	Lease expires 12/31/04
Independence, Kentucky	Distribution Center	350,000	Lease expires 3/31/06
Harrisburg, Pennsylvania	Distribution Center	300,000	Lease expires 8/16/06
Ontario, California	Distribution Center	260,000	Lease expires 5/31/05
Edwardsville, Kansas	Distribution Center	240,000	Lease expires 12/28/05
McDonough, Georgia	Distribution Center	210,000	Lease expires 3/31/07
Portland, Oregon	Distribution Center	50,000	Lease expires 1/31/07
Peterborough, Ontario, Canada	Distribution Center	60,000	Lease expires 12/31/04

(1)	The East Warehouse Road and Kensington Drive facilities are operated as a single distribution center.

Our performance packaging business is primarily operated at the Merrill and Rhinelander, Wisconsin locations. A significant portion of our security business is operated at the Derby, Hull and Teesside, England locations.

Between fiscal 1999 and fiscal 2003, we invested approximately $238 million in capital improvements, approximately $186 million of which was spent at our manufacturing facilities. The primary goal of this capital spending was to improve manufacturing efficiencies, product quality and cycle time. Of the $186 million spent at our manufacturing facilities, approximately $20 million was spent to comply with applicable environmental regulations. Through fiscal 2003, we spent approximately $20 million on our enterprise resource planning conversion project known as Project Venture. This project is expected to be completed in 2004.

We also maintain nine field sales offices in the United States, all of which are in leased premises under short-term leases.

MANAGEMENT

Directors and Executive Officers

The following table presents information as of July 30, 2004 regarding our executive officers, whom we refer to as the CEO team, and our directors and the executive officers and directors of Paperweight Development. Each director holds a one-year term of office.

Name	Age	Position
Douglas Buth	49	Chairman, Chief Executive Officer and a Director, and Chairman, President, Chief Executive Officer and a Director of Paperweight Development
Paul Karch	48	Vice President, Human Resources & Law, Secretary, General Counsel and a Director, and Vice President, Secretary and a Director of Paperweight Development
Dale Parker	53	Vice President, Finance, Chief Financial Officer and a Director, and Chief Financial Officer and a Director of Paperweight Development
Stephen P. Carter	52	Director and a Director of Paperweight Development
Ronald A. Pace	57	Director and a Director of Paperweight Development
Susan Scherbel	45	Director and a Director of Paperweight Development
Kathi P. Seifert	55	Director and a Director of Paperweight Development
John Depies	47	Vice President and General Manager, Thermal and Advanced Technical Products
Rick Fantini	49	Vice President, Operations and Project Venture
James McDermott	47	Vice President, Coated Solutions Sales and Marketing
Stephen Sakai	51	Vice President, Performance Packaging
Ann Whalen	45	Vice President, Market Transformation
Ted Goodwin	47	Vice President, Technology
Graham Bennington	53	Chief Executive Officer of BemroseBooth Limited
Paul McCann	45	Plant Manager, Appleton Plant
Todd Downey	45	Director of Manufacturing and Mill Manager, West Carrollton Mill
Rene’-Paul Forier	56	Mill Manager, Roaring Spring Mill

Douglas Buth.    Mr. Buth has been Chief Executive Officer of Appleton since 1998 and President and Chief Executive Officer of Paperweight Development since July 2001 and a Director of Paperweight Development since December 2000. He previously served as Executive Vice President and General Manager of Carbonless from 1997 to 1998, Vice President of Sales from 1993 to 1997 and Vice President of Marketing from 1991 to 1993. Mr. Buth joined Appleton in 1988 as Director of Strategic Planning. Mr. Buth qualified as a CPA with PriceWaterhouse in 1979 and thereafter held a number of financial positions with Saks Fifth Avenue and BATUS. Mr. Buth received his BBA (Accounting) from the University of Notre Dame in 1977.

Paul Karch.    Mr. Karch has been Vice President, Human Resources & Law, Secretary and General Counsel since January 2002 and Vice President and Secretary of Paperweight Development since July 2001 and a Director of Paperweight Development since August 2001. Previously he served as Vice President, Law & Public Affairs, Secretary and General Counsel from September 2000 to January 2002, as Vice President, Secretary and General Counsel from 1997 to 2000, as Secretary and General Counsel from 1996 to 1997, and as Senior Legal Counsel from 1994 to 1996. Prior to joining Appleton, Mr. Karch was in private practice at Luce, Forward, Hamilton & Scripps, San Diego, California from 1983 to 1993. Mr. Karch received his AB (Economics) from Harvard College in 1978 and a JD from Harvard Law School in 1982.

Dale Parker.    Mr. Parker has been Vice President, Finance and Chief Financial Officer since 2000, Chief Financial Officer of Paperweight Development since July 2001 and a Director of Paperweight Development since August 2001. Prior to joining Appleton, he held various financial positions at Black Clawson Co., Inc., a global manufacturer of capital goods for the paper and plastics industries, including Vice President Finance from 1988 to 2000. Mr. Parker qualified as a CPA in 1977. Mr. Parker received his BS (Business) from Miami University in 1973 and an MBA from Xavier University in 1977.

Stephen P. Carter.    Mr. Carter joined Appleton Papers and Paperweight Development as a Director in July 2004. Mr. Carter has been Executive Vice President, Chief Financial Officer and Treasurer for Woodward Governor Company since January 2003. From January 1997 to December 2002, Mr. Carter was Vice President, Chief Financial Officer and Treasurer for Woodward Governor. From September 1996 to January 1997, Mr. Carter was Vice President and Treasurer for Woodward Governor and Mr. Carter was Assistant Treasurer from January 1994 to September 1996. Prior to joining Woodward Governor in 1986, Mr. Carter held positions at PricewaterhouseCoopers and United Bancorporation, Inc. Mr. Carter graduated with a Bachelor of Science degree from Brigham Young University in 1973 and is a CPA in Illinois.

Ronald Pace.    Mr. Pace has been a Director of Appleton and a Director of Paperweight Development since January 2003. Mr. Pace has been Sector President Plumbing – Americas for Kohler Company since June 1999. From February 1995 to June 1999 Mr. Pace served in other management positions at Kohler Company. Prior to joining Kohler Company, Mr. Pace held various management positions in several companies, including AMP Incorporated (1991-1995), Johnson Matthey, PLC (1988-1991), Dainippon Ink & Chemicals (1986-1988) and British Petroleum (1977-1986). Mr. Pace received his BA (Economics/Chemistry) in 1969 and an MBA (Finance/Marketing) in 1972 from the University of Connecticut.

Susan Scherbel.    Ms. Scherbel has been a Director of Appleton and a Director of Paperweight Development since January 2002. Ms. Scherbel is employed by Bellview Associates, an investment firm she co-founded in March 2001. From January 1989 to March 2001, Ms. Scherbel served as a Managing Director of Merrill Lynch Investment Banking, where she specialized in employee benefit transactions. Prior to this, Ms. Scherbel served as tax counsel for Hughes, Hubbard & Reed and as an advisor to the Assistant Secretary of the Treasury for Tax Policy at the United States Department of Treasury. Ms. Scherbel graduated with an AB (Government and Economics) from Harvard College in 1979, a JD from Georgetown University in 1982 and an LLM from Georgetown University in 1986.

Kathi P. Seifert.    Ms. Seifert joined Appleton Papers and Paperweight Development as a Director in July of 2004. From 1999 to June 2004, Ms. Seifert served as Executive Vice President and Group President of Global Personal Care Products for Kimberly-Clark. From 1978 to 1998, Ms. Seifert served in a number of marketing and management positions for Kimberly Clark. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods and Fort Howard Paper Company. Ms. Seifert graduated with a Bachelor’s degree from Valparaiso University in 1971.

John Depies.    Mr. Depies has been Vice President and General Manager, Thermal and Advanced Technical Products since May 2001. Mr. Depies previously served as Vice President Sales and Marketing, Roll Printers from 1999 to 2001 and as Executive Director for Carbonless Sales from 1997 to 1999. Mr. Depies joined Appleton in 1983 and served in a number of managerial roles from 1983 to 1997. Mr. Depies received his BA (Marketing) in 1979 and an MBA (Finance) in 1983 from the University of Wisconsin-Oshkosh.

Rick Fantini.    Mr. Fantini has been Vice President, Operations and Project Venture since January 2004. Project Venture is our name for the installation of a new enterprise resource planning system, which is a computer software system used for invoicing, financial reporting, shipment planning and manufacturing operations. He served as Vice President, Operations from January 2002 to January 2004. Previously, he served as Vice President, Human Resources and Procurement from 1998 to 2002, as Director of Procurement from 1997 to 1998, as manager of Business Development from 1996 to 1997 and served in a number of labor relations and benefits jobs since joining Appleton in 1980. Mr. Fantini received a BA (Social Science) from Michigan State University in 1977, a Masters (Labor and Industrial Relations) from Michigan State University in 1980 and an MBA from Northwestern University (Kellogg) in 1996.

James McDermott.    Mr. McDermott has been General Manager, Coated Solutions since April 2004 and Vice President, Coated Solutions Sales and Marketing since January 2002. Prior to this, Mr. McDermott rejoined Appleton as Vice President, Carbonless Sales from May 2001 to January 2002 after a brief departure in 1999. Mr. McDermott was Vice President of Sales & Marketing for Dunsirn Industries from 1999 to 2001. Mr. McDermott originally was hired by Appleton in 1986 and has held various sales positions. Mr. McDermott received a BS (Agricultural Economics) from the University of Wisconsin-Madison in 1979.

Stephen Sakai.    Mr. Sakai has been Vice President, Performance Packaging since October 2003. Mr. Sakai was Vice President, New Business Development from March 2001 to October 2003. He previously served as Vice President and General Manager, Thermal from 1999 to March 2001, as Executive Director of Sales and Marketing for the Coated Free Sheet Business from 1997 to 1999 and held other management positions with the Coated Free Sheet Business from February 1996 to October 1997. Prior to joining Appleton he held a variety of positions in finance, sales and marketing with Scott Paper from 1976 to 1996. Mr. Sakai received a BA from the University of Washington in 1975 and he received an MBA from the University of Puget Sound Business School in 1982.

Ann Whalen.    Ms. Whalen has been Vice President, Market Transformation since January 2004. Ms. Whalen served as Vice President, Project Venture and Information Services from January 2003 to January 2004. She previously served as Vice President, Project Venture from January 2002 to December 2002, as Vice President, Logistics from 1999 to January 2002, as Vice President of Finance from 1997 to 1999 and as Controller from 1991 to 1997. Ms. Whalen joined Appleton in 1981 and served in several accounting positions prior to 1991. Ms. Whalen received a BBA (Accounting) from the University of Wisconsin-Madison in 1981 and she received an MBA from the University of Wisconsin-Oshkosh in 1990.

Ted Goodwin.    Mr. Goodwin has been Vice President, Technology since September 2001. Mr. Goodwin previously served as Executive Director of New Business Development from 1999 to 2001 and, prior to this, he was the Executive Director of Carbonless Research and Development from 1997 to 1999, Director of Applied Research from 1994 to 1997 and Director of Thermal Research from 1991 to 1994. Mr. Goodwin joined Appleton in 1979 and advanced through several positions within Research and Development from 1979 to 1994. Mr. Goodwin received his BS (Chemistry) from the University of Detroit in 1979 and he received an MBA from the University of Wisconsin-Oshkosh in 1988.

Graham Bennington.    Mr. Bennington has been the Chief Executive Officer of Appleton’s subsidiary, BemroseBooth Limited since July 2000. Prior to that, Mr. Bennington was the Chief Executive of Bemrose European Operations since 1992. Mr. Bennington joined Bemrose Corporation plc in 1977 and served in several positions including Operations Director and Personnel Manager. Mr. Bennington received a BA from Reading University (Politics and Economics) in 1971 and a post-graduate diploma (HR) from Aston University in 1972.

Paul McCann.    Mr. McCann has been the Plant Manager of our Appleton plant since September 2003. Mr. McCann progressed through a series of manufacturing, purchasing and management positions since joining Appleton in 1981. Mr. McCann received a BS (Mechanical Engineering) from the University of Wisconsin-Madison in 1981.

Todd Downey.    Mr. Downey has been the Director of Manufacturing since September 2003 and Mill Manager at our West Carrollton mill since 2000. He previously served as Production Manager from 1996 to 2000 and Paper Machine Business Unit Manager at our West Carrollton mill from 1994 to 1996. Prior to joining Appleton in 1994, Mr. Downey worked at Champion International’s Hamilton, Ohio mill from 1982 to 1994. Mr. Downey received a BA (Paper Science and Engineering) from Miami University in 1982.

Rene’-Paul Forier.    Mr. Forier has been the Mill Manager at our Roaring Spring mill since July 2003. Mr. Forier joined Appleton in 1992 and served in several positions including Mill Manager prior to leaving the company in 2000. After the closure of our Newton Falls facility in 2000, Mr. Forier worked as a consultant to the company. Mr. Forier then rejoined Appleton as an employee in 2002 and was renamed Mill Manager in July 2003. Mr. Forier received a BS (Chemistry) and a Ph.D. (Chemistry) from the University of Mons in Belgium.

The board of directors of Paperweight Development consists of seven members. Paperweight Development has entered into a security holders agreement with the ESOP Trust which sets forth the manner in which the ESOP Trust will vote its shares of Paperweight Development common stock in connection with the election of directors. Under the agreement, the ESOP Trust has agreed to vote all of its shares of Paperweight Development common stock to give effect to the following composition of Paperweight Development’s board of directors:

•	between January 1, 2004 and December 31, 2004, one individual nominated by the ESOP Trust, three individuals nominated by Paperweight Development’s chief executive officer and three individuals jointly nominated by the ESOP Trust and the chief executive officer; and

•	on and after January 1, 2005, four individuals nominated by Paperweight Development’s chief executive officer and three individuals jointly nominated by the ESOP Trust and the chief executive officer.

The ESOP Trust has agreed that any vote taken to remove a director or to fill vacancies on the board of directors is subject to the provisions described above. The agreement also provides that directors nominated by joint nomination may only be removed by mutual agreement of the ESOP Trust and Paperweight Development’s chief executive officer. In addition to the election of directors, the agreement prohibits Paperweight Development from issuing capital stock to any person other than the ESOP Trust or making, or permitting any of its subsidiaries to make, any acquisition in a single transaction or series of related transactions with a fair market value in excess of $100 million, in each case without the prior written consent of the ESOP Trust.

Paperweight Development has entered into a security holders agreement with us on terms substantially similar to those described above to provide for the manner in which Paperweight Development will vote its shares of our common stock in connection with the election of directors. In addition to the election of directors, the agreement prohibits us from issuing capital stock to any person other than Paperweight Development or making, or permitting any of our subsidiaries to make, any acquisition in a single transaction or series of related transactions with a fair market value in excess of $100 million, in each case without the prior written consent of Paperweight Development.

Pursuant to the agreements above, Messrs. Buth, Karch and Parker were nominated by Mr. Buth, our chief executive officer, and elected to the boards of directors of Paperweight Development and Appleton, Mr. Carter was nominated by the ESOP Trust and elected to the boards of directors of Paperweight Development and Appleton and Mr. Pace, Ms. Scherbel and Ms. Seifert were jointly nominated by Mr. Buth and the ESOP Trust and elected to the boards of directors of Paperweight Development and Appleton.

Pursuant to the terms of the new senior credit facilities and the indentures governing the notes, the security holders agreements described above may not be amended except under limited circumstances.

The Board of Directors has an Audit Committee and a Compensation Committee. The members of both the Audit Committee and the Compensation Committee are Ms. Scherbel, Ms. Seifert and Messrs. Carter and Pace. The charter of the Audit Committee provides, among other things, that the Audit Committee will provide assistance to the Board of Directors in fulfilling its responsibility to the ESOP participants relating to financial accounting and reporting practices and the quality and integrity of Paperweight Development financial reports. The charter of the Compensation Committee provides that the Committee is responsible for establishing the compensation of our chief executive officer, approving the compensation of the named executive officers and reviewing the compensation of other members of the CEO team. The Compensation Committee also has authority for administration of our Long-Term Incentive Plan. See “Executive Compensation—Management Compensation and Long-Term Incentive Plan” below.

The board of directors of Paperweight Development and Appleton have determined that Stephen P. Carter, chairman of the audit committees of both boards of directors, is an “audit committee financial expert.” Mr. Carter is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. We have filed the Code of Business Conduct and Ethics as an exhibit to our most recent Annual Report on Form 10-K and we have posted the Code on our Internet web site at www.appletonideas.com.

On April 29, 2004, our board of directors announced that Mr. Buth intends to retire by the end of 2005. We have engaged an international recruiting firm to assist with a comprehensive search for his replacement. To ensure the most effective transition, the selected individual will serve in a newly created position of President and Chief Operating Officer and then replace Mr. Buth as Chief Executive Officer upon Mr. Buth’s retirement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Appleton Papers Employee Stock Ownership Trust, whose address is c/o State Street Global Advisors, One Lincoln Street, Boston, Massachusetts 02111, owns beneficially and of record 100% of the issued and outstanding shares of Paperweight Development. Paperweight Development owns beneficially and of record 100% of the issued and outstanding shares of Appleton. All of the shares of the additional registrants are owned beneficially and of record either directly or indirectly by Paperweight Development or Appleton.

The following table sets forth as of July 4, 2004 the number of shares allocated to the accounts of our directors, our named executive officers and our directors and executive officers as a group in the Company Stock Fund of the KSOP.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent
Douglas Buth	62,587		*
Paul Karch	38,229		*
Dale Parker	16,336		*
Stephen P. Carter	—	(2)	*
Ronald Pace	—	(2)	*
Susan Scherbel	—	(2)	*
Kathi P. Seifert	—	(2)	*
John Depies	46,078		*
Stephen Sakai	21,233		*
All directors and executive officers as a group (17 persons)	414,342		3.47%

*	Less than 1%.
(1)	Participants in the KSOP have the right to direct the ESOP trustee to vote shares of common stock which have been allocated to that participant’s ESOP account either for or against specified corporate events relating to Paperweight Development. For all other shareholder votes, the ESOP trustee will vote all shares of common stock held by the ESOP as directed by the ESOP committee, subject to the security holders agreements described above under “Management.” Participants have statutory diversification rights beginning at age 55, conditional diversification rights beginning on January 1, 2006 and the right to receive distributions from the participant’s KSOP account upon retirement, death, disability, resignation, dismissal or permanent layoff. Participants may not sell, pledge or otherwise transfer the shares of common stock allocated to their KSOP accounts.
(2)	Non-employee directors are not eligible to participate in the KSOP.

EXECUTIVE COMPENSATION

The following table sets forth the compensation for the last three years paid to our chief executive officer and our four other most highly compensated executive officers, who we refer to as our named executive officers:

Summary Compensation Table

Long Term Compensation Awards
	Annual Compensation			Other Annual Compensation ($)(1)	Securities Underlying Options/SARs (#)	All Other Compensation ($)(2)
Name and Principal Position	Year	Salary($)	Bonus($)
Douglas P. Buth Chairman, President and Chief Executive Officer	2003 2002 2001	$650,000 644,692 419,422	$167,534 502,724 210,000	$14,448 18,762 27,189	24,000 0 27,600	$14,214 13,787 1,774,868
Dale E. Parker Vice President, Finance and Chief Financial Officer	2003 2002 2001	236,412 227,058 216,796	43,295 112,156 102,852	13,460 13,156 13,156	8,000 0 5,770	15,624 16,577 731,113
John Depies Vice President and General Manager, Thermal and Advanced Technical Products	2003 2002 2001	208,569 196,723 183,818	35,176 98,326 89,667	12,594 16,928 29,477	8,000 0 5,770	13,039 12,592 259,870
Stephen P. Sakai Vice President, Performance Packaging	2003 2002 2001	214,192 207,077 195,675	38,894 98,831 108,367	17,243 17,004 19,709	8,000 0 5,770	18,385 16,603 497,955
Paul Karch Vice President, Human Resources & Law and General Counsel	2003 2002 2001	218,160 202,717 187,788	38,324 102,793 91,177	14,630 11,132 11,132	8,000 0 5,770	17,951 15,320 868,706

(1)	Other annual compensation consists of perquisites and tax reimbursements related to the perquisites.
(2)	All other compensation for 2003 consists of the following for each named executive officer: Mr. Buth, company contributions to defined contribution plans ($12,573) and life insurance premiums ($1,641); Mr. Parker, company contributions to defined contribution plans ($12,954) and life insurance premiums ($2,670); Mr. Sakai, company contributions to defined contribution plans ($12,714), company contribution to non-qualified deferred compensation plan ($4,500), and life insurance premiums ($1,171); Mr. Karch, company contributions to defined contribution plans ($12,592), company contribution to non-qualified deferred compensation plan ($4,257), and life insurance premiums ($1,102); and Mr. Depies, company contributions to defined contribution plans ($12,554) and life insurance premiums ($485). The defined contribution plans include the KSOP and the 401(a) plan. The 401(a) plan was discontinued on June 30, 2003 and the money in this plan was transferred to the KSOP plan on July 1, 2003.

Stock Appreciation Rights Plan

The following table summarizes certain information concerning stock appreciation rights (“SAR”) grants made under the Appleton Papers Inc. Long-Term Incentive Plan to the named executive officers during fiscal 2003.

Option/SAR Grants in Fiscal 2003

	Individual Grants		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (1)
	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year

					5% ($)	10% ($)
Douglas P. Buth	24,000	9.3	$21.92	12/31/2012	$330,849	$838,436
Dale E. Parker	8,000	3.1	21.92	12/31/2012	110,283	279,479
John R. Depies	8,000	3.1	21.92	12/31/2012	110,283	279,479
Stephen P. Sakai	8,000	3.1	21.92	12/31/2012	110,283	279,479
Paul J. Karch	8,000	3.1	21.92	12/31/2012	110,283	279,479

(1)	The dollar amounts under these columns are the result of calculations at assumed rates of stock price appreciation of 5% and 10% over the ten-year period of the grant. These assumed rates of growth were selected by the Securities and Exchange Commission for illustration purposes only.

The following table summarizes for each of the named executive officers the number of shares of Paperweight Development common stock with respect to which SARs were exercised during 2003, the dollar value realized upon exercise of SARs, the total number of shares of Paperweight Development common stock underlying unexercised SARs held at December 31, 2003 (exercisable and unexercisable) and the aggregate dollar value of in-the-money, unexercised SARs held at December 31, 2003 (exercisable and unexercisable). Value realized upon exercise is the difference between the fair market value of the underlying shares of Paperweight Development common stock on the exercise date and the base price of the SARs. The value of unexercised, in-the-money SARs at fiscal year-end is the difference between their base price and the fair market value of the underlying Paperweight Development common stock as of December 31, 2003 which was $23.36 per share. These values, unlike any amounts that may be set forth in the column entitled “Value Realized” have not been, and may never be, realized. The SARs have not been, and may never, be exercised. The actual gains, if any, on exercise will depend on the value of the Paperweight Development common stock on the exercise date. The values in the table below are shown as of December 31, 2003, the date of the most recent valuation of Paperweight Development common stock.

Aggregated Option/SAR Exercises in Fiscal 2003 and FY-End Option/SAR Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-Money Options/SARs at FY-End($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas P. Buth	0	—	0	51,600	$0	$403,296
Dale E. Parker	0	—	0	13,770	0	88,607
John Depies	0	—	0	13,770	0	88,607
Stephen P. Sakai	0	—	0	13,770	0	88,607
Paul J. Karch	0	—	0	13,770	0	88,607

Pension and Related Plans

In addition to the KSOP, we maintain a broad-based qualified, noncontributory defined benefit pension plan for eligible salaried employees, which we refer to as the pension plan. We have also established a Supplemental Executive Retirement Plan, the SERP, to provide retirement benefits for management and other highly compensated employees whose benefits are reduced by qualified plan limitations in the pension plan. The table below shows the estimated monthly single-life annuity benefit under the pension plans (without qualified plan limitations) at various salary levels and years of credited service, payable upon retirement at age 65 in the year 2003. (2003 Social Security Covered Compensation is used in the formula.) The benefit shown is not subject to any deduction for any Social Security benefit.

Remuneration	Years of Service
	15	20	25	30	35
$125,000	$1,963	$ 2,617	$ 3,271	$ 3,925	$ 4,579
150,000	2,400	3,200	4,000	4,800	5,600
175,000	2,838	3,783	4,729	5,675	6,621
200,000	3,275	4,367	5,458	6,550	7,642
225,000	3,713	4,950	6,188	7,425	8,663
250,000	4,150	5,533	6,917	8,300	9,683
300,000	5,025	6,700	8,375	10,050	11,725
400,000	6,775	9,033	11,292	13,550	15,808
450,000	7,650	10,200	12,750	15,300	17,850
500,000	8,525	11,367	14,208	17,050	19,892

The SERP benefit, when added to the pension plan benefit, provides a combined benefit equal to the benefit under the pension plan as if certain qualified plan limitations did not apply. Under the pension plan and the SERP, a pension is payable upon retirement at age 65, or upon earlier termination if certain conditions are satisfied. The pension benefits are based on years of credited service and the average annual compensation received during the highest five full consecutive calendar years of the last ten years prior to retirement. Compensation covered by the plans includes base salary, bonus, deferred compensation and overtime pay as defined in the pension plan.

As of December 31, 2003, the estimated years of credited service for each of our executive officers is as follows: Douglas Buth, 16 years; Paul Karch, 10 years; Dale Parker, 4 years; John Depies, 21 years; Rick Fantini, 23 years; James McDermott, 15 years; Stephen Sakai, 8 years; Ann Whalen, 23 years; Ted Goodwin, 25 years; Paul McCann, 23 years; Todd Downey, 10 years; and Rene’-Paul Forier, 1 year. Mr. Bennington does not participate in any of the above plans, but Mr. Bennington is covered by the Bemrose Group Pension Scheme. Mr. Bennington has 26 years of credited service in this plan. Based on these years of service, Mr. Bennington would be entitled to an annual benefit of approximately £89,558.

We have two non-qualified deferred compensation plans for senior executives. The first has been in place for some time and allowed participants to defer receipt of any percentage of his or her compensation by filing an appropriate election with us. Under the arrangements related to this plan, we funded a rabbi trust on October 11, 2001 to provide funds for our current obligations, valued at approximately $2.1 million under this plan as of December 31, 2003. The funds in the rabbi trust remain subject to claims of our creditors in the event of insolvency. There will be no further deferrals to this plan. We have also established the New Deferred Compensation Plan for senior executives, which will allow for future deferrals but for which no funds will be transferred to the rabbi trust. In addition to deferrals similar to those allowed under the old plan, this new plan provided for the deferral of the loyalty payment related to the acquisition of Appleton Papers Inc. from AWA. Except for the amounts deferred from the loyalty payments, which will increase or decrease based on changes in the value of Paperweight Development common stock, amounts deferred in both plans are increased at the then prevailing ten-year Treasury note rate. The current obligations under the New Deferred Compensation Plan are valued at approximately $2.6 million as of December 31, 2003.

Termination Protection Agreements

We have entered into termination protection agreements with all members of our CEO team, including the named executive officers with the exception of Graham Bennington, who is covered by an employment services agreement, described more fully below. The agreements provide that if, at any time other than within two years after a “change of control,” as defined below, we terminate the executive officer’s employment other than for misconduct, or “permanent disability,” as defined below, or the executive officer terminates the executive officer’s employment for “good reason,” as defined below, then the executive officer will continue to receive payments in accordance with our normal payroll practices for eighteen months following termination of employment at a rate equal to the executive officer’s base salary in effect on the date on which his or her employment terminates. The payments to the executive officer would be reduced by amounts he or she earns through employment during the eighteen-month salary continuation period after twelve months from the date of termination. The payments would cease completely if the executive officer, at any time, engaged in a competing business.

Conversely, if, within two years of a change of control, we terminate the executive officer’s employment other than for misconduct, or permanent disability, or he or she terminates his or her employment for good reason, then he or she is entitled to a lump-sum cash payment. This payment will be equal to two times his or her annual base salary, plus a multiple of two times his or her targeted bonus for the fiscal year in which his or her employment terminates, or if no such bonus has been established for the fiscal year of termination, then the bonus for the fiscal year prior to termination is used. The executive officer will also be entitled to a lump-sum cash payment representing a partial bonus for the year of termination, based on the number of days the executive officer worked in the year of termination.

Whether or not an executive officer’s employment terminates within two years of a change of control, the executive officer would also receive his or her salary through the date of termination and all other amounts owed to the executive officer at the date of termination under our benefit plans. In addition, he or she would be entitled to reimbursement for outplacement services and continued health and dental coverage for the executive officer and the executive officer’s family for 18 months after the date of termination not in connection with a change of control or 24 months after the date of termination in connection with a change of control.

Our severance agreements provide that if certain amounts to be paid in connection with a change of control constitute “parachute payments,” as defined in Section 280(G) of the Internal Revenue Code, the severance benefits owed to the executive officer may be increased such that the net amount retained by the executive officer after deduction of any excise taxes and income taxes on the excise tax and additional payments, shall be equal to the original severance benefits.

A “change of control” is defined in these agreements as:

•	the transfer of substantially all of our assets to an unrelated party;

•	our liquidation;

•	our merger or consolidation into another company; or

•	any other event whereby ownership and control is effectively transferred.

“Permanent Disability” is defined in these agreements as any time an executive officer is entitled to receive benefits under Title II of the Social Security Act.

“Good Reason” is defined in these agreements as, prior to a change in control, without the executive officer’s consent, a reduction of 25% or more of the executive officer’s base salary and after a change in control:

•	a decrease in the executive officer’s position or responsibilities without his or her consent;

•	failure to pay the executive officer’s salary or bonus in effect immediately prior to a change in control; or

•	the relocation of the executive officer’s principal place of employment without his or her consent.

Our wholly-owned subsidiary, BemroseBooth Limited, has entered into a service agreement with Graham Bennington. Under this agreement, Mr. Bennington is entitled to receive an annual base salary of £135,000, which is subject to review on an annual basis by the board of directors of BemroseBooth. Mr. Bennington’s current base salary is £150,000. At the discretion of the BemroseBooth board of directors, Mr. Bennington may also participate in the bonus plans maintained by BemroseBooth for its other executive officers on terms as the board may determine. Mr. Bennington currently participates in the BemroseBooth Senior Executive Bonus Scheme—Financial Year July 2003 to June 2004 pursuant to which he may earn a bonus of up to 30% of his salary based on achievement of net operating cash flow and operating profit goals and specific personal objectives. In addition, Mr. Bennington is entitled to participate in BemroseBooth’s pension, life insurance and health insurance plans. The agreement terminates on Mr. Bennington’s 60th birthday, but may be terminated earlier upon 12 months’ notice by either party or by BemroseBooth upon notice to Mr. Bennington under certain other circumstances. Mr. Bennington’s agreement also contains nondisclosure, nonsolicitation and noncompetition provisions.

Management Compensation and Long-Term Incentive Plan

Management compensation is determined by the Compensation Committee of our Board of Directors, which is comprised of the four independent directors. Our management compensation policy provides that management salaries, cash bonuses and other compensation will be consistent with our strategic goals and the best interests of the participants in the ESOP and generally be within the middle of the range for management compensation for similar companies.

In addition to receiving salaries, annual performance bonuses and fringe benefits, such as health and life insurance, approximately 120 management employees participate in the Appleton Papers Inc. Long-Term Incentive Plan. The plan provides for future cash bonuses based on the long-term performance of our company and increases in the value of Paperweight Development common stock, as determined by the semi-annual appraisals of the Paperweight Development common stock performed by the independent, third party appraiser selected by the ESOP trustee. Specific “phantom stock” units are awarded periodically to employees in aggregate quantities of up to approximately 2% of outstanding Paperweight Development stock, with up to an additional 1% to select, newly-hired management employees. The units are awarded at the most recent Paperweight Development stock price as determined by the semi-annual ESOP appraisal. Employees holding phantom stock units are entitled to trigger the cash bonus for any phantom stock unit only after holding the unit for at least three years, except in the event of the sale or recapitalization of Paperweight Development or Appleton. The cash bonus for any unit is equal to the increase in the value of Paperweight Development common stock from the date of issue until the trigger date. The initial grant of phantom stock units occurred on November 11, 2001 with annual awards planned for January 1, 2003 and each January 1 thereafter. We believe the plan is within standard industry terms for management long-term incentive compensation and will benefit us by retaining management talent and providing management with appropriate incentives to increase Paperweight Development’s share price.

In addition to the Appleton Papers Inc. Long-Term Incentive Plan, Mr. Bennington and approximately 11 other management employees are covered under the BemroseBooth Long-Term Incentive Plan. This plan will pay a cash bonus if the compounded annual growth rate of EBIT for BemroseBooth for the 3-year period from 2004-2006 is a minimum of 6% per year over the average EBIT for the prior 3-year period from 2001-2003. If the minimum is exceeded, then 50% of the excess EBIT above this minimum threshold will be shared with the participating employees. Mr. Bennington will receive 20% of the total payment (10% of the above-minimum EBIT).

Director Compensation

Directors of Appleton and Paperweight Development who are not employees of Appleton, Paperweight Development or any of their subsidiaries are currently entitled to an annual fee for service on both boards of $25,000. Directors are also entitled to an annual fee of $10,000 for serving as the chairman of the Audit Committee or $3,000 for serving as the chairman of the Compensation Committee. In addition, each director receives a fee of $1,500 per day for in-person meetings, $500 per day for other meetings and reimbursement for travel expenses incurred in connection with attending board meetings.

DESCRIPTION OF NEW SENIOR CREDIT FACILITIES

Our new senior credit facilities have been provided by a syndicate of banks and other financial institutions, with Bear, Stearns & Co. Inc. and UBS Securities LLC as joint lead arrangers, Bear Stearns Corporate Lending Inc., as administrative agent, UBS Securities LLC, as syndication agent and Associated Bank, National Association, LaSalle Bank National Association and US Bank, National Association each as a documentation agent. Set forth below is a summary of terms of the new senior credit facilities.

The new senior credit facilities consist of:

•	a five-year revolving credit facility of up to $125 million for revolving loans, including letters of credit; and

•	a six-year term loan of $250 million.

The new senior credit facilities permit us to repay any of our borrowings, or reborrowings in the case of the revolving loans, under the new senior credit facilities without paying a premium or penalty, other than the payment of breakage costs and reimbursement of the lenders’ actual re-deployment costs under certain circumstances. Under certain circumstances, we are required to prepay our term loans with proceeds of certain equity issuances, debt incurrences or asset sales by us or our subsidiaries and with a portion of our excess cash flow each year.

We expect to borrow amounts under the revolving senior credit facility from time to time to provide for working capital and general corporate needs. Upon the closing of our new senior credit facilities, we used approximately $20.8 million of our revolving credit facility to support outstanding letters of credit.

Foreign Currency Subfacilities.    A portion of the revolving credit facility not in excess of $15 million is available to our subsidiaries in the United Kingdom in pounds sterling or other foreign currency. In addition, the new senior credit facilities permit the dollar equivalent of up to five million pounds sterling to be available to our subsidiaries in the United Kingdom under a bilateral facility that shares in the security for the new senior credit facilities and reduces availability under our revolving credit facility.

Security; Guarantee.    Paperweight Development and each of its direct and indirect subsidiaries (other than PDC Capital Corporation and certain immaterial subsidiaries) guarantee our obligations under the new senior credit facilities. The following secure our obligations under the new senior credit facilities and each of the guarantors under its guarantee:

•	a first priority security interest in all of our and each guarantors’ receivables, contracts, contract rights, equipment, intellectual property, real property, inventory and all of our and their other tangible and intangible assets, subject to certain customary exceptions; and

•	a pledge of all of our capital stock and that of the other direct and indirect subsidiaries of Paperweight Development (other than PDC Capital Corporation).

Interest.    Our borrowings under the revolving credit facility bear interest at our option initially at either a base rate plus 1.50% or LIBOR plus 2.50% per annum, and the term loan bears interest at our option initially at either a base rate plus 1.25% or LIBOR plus 2.25% per annum. The interest rate payable under the revolving credit facility is subject to adjustments after one full fiscal quarter based on achievement of certain financial covenants.

Fees.    In addition to fees paid in connection with establishment of the new senior credit facilities, we pay certain other fees in connection with the new senior credit facilities, including: (1) letter of credit fees; (2) agency fees; and (3) commitment fees. Commitment fees are payable at a rate of 0.50% per annum on the unused borrowing capacity under the revolving credit facility and are subject to adjustment after one full fiscal quarter based on achievement of certain financial covenants.

Covenants.    The new senior credit facilities require that we meet certain financial tests which include a maximum senior leverage ratio, a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge coverage ratio. The new senior credit facilities also contain covenants which, among other things, restrict our ability and the ability of our subsidiaries, subject to certain exceptions, to do the following:

•	incur liens;

•	engage in transactions with affiliates;

•	incur indebtedness;

•	declare dividends or redeem or repurchase capital stock;

•	make loans and investments;

•	engage in mergers, acquisitions, consolidations, asset sales and sale leaseback transactions;

•	acquire assets, stock or debt securities of any person;

•	make capital expenditures;

•	terminate the S corporation status of Paperweight Development or the qualified subchapter S subsidiary status of its subsidiaries eligible to elect such status;

•	amend our other debt instruments related to the notes or make optional prepayments thereunder; and

•	amend the Fox River Indemnification Agreements.

The new senior credit facilities also require that we satisfy certain affirmative covenants and make certain customary indemnifications to our lenders and the administrative agent under the new senior credit facilities.

Events of Default.    The new senior credit facilities contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to certain other indebtedness, including the notes, agreements related to the Fox River indemnification arrangements and a change in control.

DESCRIPTION OF REGISTERED SENIOR NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Appleton” refers only to Appleton Papers Inc. and not to any of its subsidiaries or the Parent Entity and the reference to “the notes” refers only to the registered senior notes due 2011.

Appleton will issue the registered notes under an indenture among itself, the Guarantors and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	will be general unsecured obligations of Appleton;

•	will be pari passu in right of payment to all existing and future Senior Debt of Appleton;

•	will be senior in right of payment with any future subordinated Indebtedness of Appleton, including the Subordinated Notes; and

•	will be unconditionally guaranteed by the Guarantors.

However, the notes will be effectively subordinated to all borrowings under the new senior credit facilities, which will be secured by substantially all of the assets of Appleton and the Guarantors, to the extent of the security thereunder. See “Risk Factors—The notes and guarantees are unsecured. If we become insolvent or are liquidated, or if payment under the new senior credit facilities is accelerated, then you will only be paid out of the assets that remain after the new senior lenders are paid in full, which may not be enough to pay you in full or at all.”

The Guarantees

The notes are guaranteed by all of Appleton’s Restricted Subsidiaries, other than Excluded Restricted Subsidiaries, and its Parent Entity.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment to all existing and future Senior Debt of that Guarantor; and

•	will be senior in right of payment with any future senior subordinated Indebtedness of that Guarantor, including the Guarantor’s guarantee of the Subordinated Notes.

Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. See footnote 25 to our consolidated financial statements included at the back of this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor Subsidiaries.

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Appleton will issue $185.0 million in aggregate principal amount of notes in this offering. Appleton may issue additional notes under the indenture from time to time after this offering. Any such issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Appleton will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2011.

Interest on the notes will accrue at the rate of 8 1/8% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Appleton will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Appleton, Appleton will pay all principal of and interest, premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Appleton elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Appleton may change the paying agent or registrar without prior notice to the holders of the notes, and Appleton or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Appleton is not required to transfer or exchange any note selected for redemption. Also, Appleton is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by the Parent Entity as well as by each of Appleton’s current and future Restricted Subsidiaries, other than Excluded Restricted Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Notes—Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Appleton or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

(3) if the Guarantor is a party to the Environmental Indemnity Agreements, all rights afforded to such Guarantor under the Environmental Indemnity Agreements are effectively assigned in full to the Person formed by or surviving any consolidation or merger (if other than Appleton or another Guarantor) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made, pursuant to agreements reasonably satisfactory to the trustee.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Appleton or a Restricted Subsidiary of Appleton, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Appleton or a Subsidiary of Appleton, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Appleton designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to June 15, 2007, Appleton may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.125% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Appleton and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Appleton’s option prior to June 15, 2008. Appleton is not, however, prohibited from acquiring the notes by means other than an optional redemption, whether pursuant to an issuer tender offer, in open market purchases or otherwise, so long as such acquisition does not otherwise violate the terms of Appleton’s Senior Debt or the indenture or violate applicable securities laws.

On or after June 15, 2008, Appleton may redeem all or a part of the notes upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date:

Year	Percentage
2008	104.063%
2009	102.031%
2010 and thereafter	100.000%

Unless Appleton defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Appleton is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Appleton to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Appleton will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Appleton will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Appleton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Appleton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Appleton will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Appleton.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require Appleton to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Appleton repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Appleton will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Appleton and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Appleton and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Appleton to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Appleton and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Appleton (or the Restricted Subsidiary or Parent Entity, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Appleton or such Restricted Subsidiary or Parent Entity is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities that would be classified as a liability on a balance sheet prepared in accordance with GAAP, of Appleton or any Restricted Subsidiary or Parent Entity (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets that releases Appleton or such Restricted Subsidiary or Parent Entity from further liability;

(b) any securities, notes or other obligations received by Appleton or any such Restricted Subsidiary or Parent Entity from such transferee that are, within 90 days, converted by Appleton or such Restricted Subsidiary or Parent Entity into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Appleton (or the applicable Restricted Subsidiary or Parent Entity, as the case may be) may apply (or cause to be applied) those Net Proceeds at its option:

(1) to repay Indebtedness or the Obligations under the Credit Facility and, if the Indebtedness or Obligation repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Appleton;

(3) to make capital expenditures; or

(4) to acquire or make capitalized repairs to other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business,

or enter into a binding commitment regarding clauses (2), (3) or (4) above, provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) the 180th day following the expiration of the aforementioned 365 day period. If such acquisition or expenditure is not consummated on or before such 180th day and Appleton or such Restricted Subsidiary shall not have applied such Net Proceeds pursuant to clauses (1)–(4) of this paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds.

Notwithstanding the foregoing, neither Appleton nor one or more of its Subsidiaries shall engage in an Asset Sale in which the purchaser or transferee is the Parent Entity.

Pending the final application of any Net Proceeds, Appleton may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within ten days thereof Appleton will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Appleton may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Appleton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Appleton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing Appleton’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Appleton to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Appleton. In the event a Change of Control or Asset Sale occurs at a time when Appleton is prohibited from purchasing notes, Appleton could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Appleton does not obtain a consent or repay those borrowings, Appleton will remain prohibited from purchasing notes. In that case, Appleton’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under such other indebtedness. Finally, Appleton’s ability to pay cash to the holders of notes upon a repurchase may be limited by Appleton’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes—We may be unable to purchase the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Appleton’s or any of its Restricted Subsidiaries’ or the Parent Entity’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Appleton or any of its Restricted Subsidiaries or the Parent Entity) or to the direct or indirect holders of Appleton’s or any of its Restricted Subsidiaries’ or the Parent Entity’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Appleton or dividends or distributions payable to Appleton or a Restricted Subsidiary of Appleton);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Appleton) any Equity Interests of Appleton or the Parent Entity;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Appleton or any Guarantor that is contractually subordinated to the notes or any Note Guarantee (excluding any intercompany Indebtedness between or among Appleton and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) Appleton would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Appleton and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5) (6), (7), (8), (9), (10), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Paperweight Development for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the initial issue date of the old notes under the indenture occurred to the end of Paperweight Development’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash and non-cash proceeds received by the Parent Entity since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Appleton (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Appleton that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Appleton), plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), plus

(d) to the extent that any Unrestricted Subsidiary of Appleton designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of Appleton’s Investment in such Subsidiary as of the date of such redesignation, plus

(e) 50% of any dividends received by Appleton or a Restricted Subsidiary of Appleton that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Appleton, to the extent that such dividends were not otherwise included in Consolidated Net Income of Appleton for such period.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable dividend within 60 days after the date of declaration of the dividend or the giving of notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Appleton) of, Equity Interests of Appleton or the Parent Entity (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Appleton or the Parent Entity; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of Appleton or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Appleton to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Appleton or any Restricted Subsidiary of Appleton held by any current or former officer, director or employee of Appleton or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1,000,000 in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Appleton or any Restricted Subsidiary of Appleton issued on or after the date of the indenture in accordance with the Fixed Charge Coverage test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) the payment of loans, advances, dividends or distributions by Appleton to the Parent Entity to permit the Parent Entity to satisfy its legal obligations to pay taxes and administrative and other expenses incurred in the ordinary course of business provided that such amounts are promptly used to pay such taxes and administrative and other expenses and, provided further, that such amounts may not exceed, without duplication, $1,000,000 in the aggregate for payments to the Parent Entity in any twelve-month period;

(9) issuances of Capital Stock by Parent Entity to the ESOP in satisfaction of the employer matching obligation under the ESOP;

(10) the repayment of intercompany debt, the incurrence of which was permitted pursuant to the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) satisfaction of change of control and/or asset sale obligations on subordinated obligations once Appleton has fulfilled its obligations relating to a Change of Control and/or Asset Sale under the indenture;

(12) distributions by Appleton to permit Paperweight Development to repay intercompany loans so long as the amount of any such distribution is simultaneously netted against amounts owing to Appleton under such loans and no cash is paid as a result of any such distribution; and

(13) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Appleton or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Appleton will not and will not permit the Parent Entity to issue any Disqualified Stock and the Parent Entity and Appleton will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Appleton may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the

Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Appleton’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Appleton and any Guarantor of additional Indebtedness and letters of credit under the Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Appleton and its Restricted Subsidiaries thereunder) not to exceed $425.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Appleton or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Parent Entity, Appleton and its Restricted Subsidiaries of the Existing Indebtedness, including without limitation, the Subordinated Notes issued on the date of the indenture and the related exchange notes and the related note guarantees to be issued pursuant to the registration rights agreement;

(3) the incurrence by Appleton and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by Appleton or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Appleton or any of its Restricted Subsidiaries, in each case incurred no later than 180 days after the date of such acquisition or the date of completion of such construction, installation or improvement, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $25.0 million and 3.0% of Consolidated Tangible Assets at any time outstanding;

(5) the incurrence by Appleton or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by Appleton or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Appleton and any of its Restricted Subsidiaries; provided, however, that:

(a) if Appleton or any Guarantor is the obligor on such Indebtedness and the payee is not Appleton or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Appleton, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Appleton or a Restricted Subsidiary of Appleton and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Appleton or a Restricted Subsidiary of Appleton;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Appleton or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Appleton’s Restricted Subsidiaries to Appleton or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Appleton or a Restricted Subsidiary of Appleton; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Appleton or a Restricted Subsidiary of Appleton;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Appleton or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by Appleton or any of the Guarantors of Indebtedness of Appleton or a Restricted Subsidiary of Appleton that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Appleton or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds, completion guarantees or similar arrangements in the ordinary course of business;

(11) the incurrence by Appleton of Indebtedness or Obligations represented by or incurred pursuant to the Environmental Indemnity Agreements;

(12) Indebtedness of Appleton or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, provided that such Indebtedness is satisfied within five business days of incurrence;

(13) Indebtedness arising from agreements of Appleton or a Restricted Subsidiary or any Parent Entity providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed 20% of the gross proceeds actually received by Appleton and its Restricted Subsidiaries in connection with a disposition; and

(14) the incurrence by Appleton or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $20.0 million.

Appleton will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Appleton or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Appleton solely by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Appleton will be permitted to classify such item of Indebtedness on the date of its incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses, although Appleton may divide and classify an item of Indebtedness in more than one of the types of Indebtedness, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Equity Interests as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Appleton as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Appleton or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination, and

(B) the amount of the Indebtedness of the other Person.

Liens

Appleton will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the Obligations so secured until such time as such obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

Appleton will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Appleton or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Appleton or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Appleton applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Appleton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Appleton or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Appleton or any of its Restricted Subsidiaries;

(2) make loans or advances to Appleton or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Appleton or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Appleton or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Appleton’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any agreement governing Indebtedness incurred after the date of the indenture permitted under “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that the restrictions contained in any such agreement, taken as a whole, are not less favorable to the holders of the notes than those contained in the agreements governing Existing Indebtedness;

(13) encumbrances on property that exist at the time the property was acquired by Appleton or a Restricted Subsidiary, provided such encumbrances were not contemplated as part of the acquisition thereof; or

(14) any encumbrances or restrictions imposed by amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings of contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings.

Merger, Consolidation or Sale of Assets

Appleton may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Appleton is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Appleton and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) Appleton is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Appleton) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Appleton) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Appleton under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) Appleton or the Person formed by or surviving any such consolidation or merger (if other than Appleton), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5) all rights afforded to Appleton or Paperweight Development by the Environmental Indemnity Agreements are effectively assigned, in full, to the Person formed by or surviving any such consolidation or merger (if other than Appleton or Paperweight Development) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made pursuant to agreements reasonably satisfactory to the trustee.

In addition, Appleton may not, directly or indirectly, lease all or substantially all of the properties and assets of Appleton and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person, and the Parent Entity will not consolidate or merge with any entity other than another Parent Entity and will not permit any merger by any future Parent Entity unless and until the conditions set forth in clauses (1) through (5) above have been satisfied.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(A) a merger of Appleton with an Affiliate solely for the purpose of reincorporating Appleton in another jurisdiction; or

(B) any consolidation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Appleton and its Restricted Subsidiaries.

Transactions with Affiliates

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Appleton (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Appleton or the relevant Restricted Subsidiary or Parent Entity, taken as a whole, than those that would have been obtained in a comparable transaction by Appleton or such Restricted Subsidiary or such Parent Entity with an unrelated Person; and

(2) Appleton delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Appleton or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, termination protection, deferred compensation, incentive, non-competition, consulting, benefit, indemnification or similar agreement or plan entered into by Appleton or any of its Restricted Subsidiaries or the Parent Entity in the ordinary course of business with officers, directors or employees of Appleton, such Restricted Subsidiary or such Parent Entity;

(2) transactions (including a merger otherwise in compliance with the terms hereof) between or among the Parent Entity, Appleton and/or one or more of Appleton’s Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Appleton) that is an Affiliate of Appleton solely because Appleton owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, or is under common control with, such Person;

(4) payment of reasonable compensation (including equity-based compensation) and expense reimbursement to members of the Board of Directors who are not otherwise Affiliates of Appleton;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Appleton to Affiliates of Appleton;

(6) Restricted Payments or Permitted Investments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”; and

(7) loans or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(8) the repurchase by Paperweight Development, or the issuance by Paperweight Development, of shares of its Capital Stock, from or to the ESOP, as the case may be, pursuant to the terms of the ESOP Documentation, not otherwise prohibited by the indenture; and

(9) amendments to the ESOP that do not violate the provisions of the indenture described above under the caption”—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation.”

Business Activities

Appleton will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Appleton and its Restricted Subsidiaries taken as a whole.

Appleton will not permit the Parent Entity to conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than those incidental to their direct or indirect ownership of the Capital Stock of each other or of Appleton (including matters related to the ESOP) and those actions required to be taken under intercompany Indebtedness, Guarantees permitted by the indenture, the Environmental Indemnity Agreements and the Credit Enhancement.

Additional Note Guarantees

If Appleton or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary after the date of the indenture, then that newly acquired or created Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

If the Parent Entity acquires or creates another entity having a direct or indirect ownership interest in Appleton after the date of the indenture, then that newly acquired or created entity will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Appleton and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Appleton. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Appleton as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Appleton as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Appleton will be in default of such covenant. The Board of Directors of Appleton may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Appleton of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and Paperweight Development will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the terms and conditions of the Fox River Indemnity Arrangements other than to the extent necessary to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes; provided, however, that under certain limited circumstances, the non-economic terms of the Credit Enhancement and the Bermuda Company Agreements may be amended with the consent of the trustee upon receipt of an officer’s certificate and legal and investment banking opinions to the general effect that the proposed amendment is not adverse to Arjo Wiggins Appleton (Bermuda) Limited, which is the policyholder under the Credit Enhancement, Paperweight Development, Appleton or, in the case of the investment banking opinions, the holders of the notes.

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and Paperweight Development will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the terms and conditions of the Security Holders Agreements other than to the extent necessary to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes.

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and the Parent Entity will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the ESOP Documentation relating to the ESOP Component (as defined in the ESOP) except as may be required by law or to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes; provided, however, that certain administrative, non-economic and other terms of the ESOP Documentation relating to the ESOP Component, not including provisions regarding contributions to the ESOP Component, distributions to participants, amendment or termination of the ESOP Component, and other provisions identified in the indenture, may be amended with the consent of the trustee upon receipt of an officer’s certificate and a legal opinion, to the general effect that the proposed amendment is not adverse to Paperweight Development or Appleton, and an opinion of an ESOP consultant, to the general effect that the proposed amendment will not accelerate the timing or amount of Paperweight Development’s obligations to repurchase common stock from employees terminating their participation in the ESOP Component.

Payments for Consent

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

S Corporation Status

Appleton will not and will not permit the Parent Entity to take, or fail to take, any action that would terminate, or could reasonably be expected to lead to the termination of, Paperweight Development’s qualification as an “S Corporation” or the qualification of any Subsidiary of Paperweight Development (other than any such Subsidiary that is an “Ineligible Corporation” under Section 1361(b)(2) of the Code) as a “qualified subchapter S subsidiary,” in each case, for U.S. federal income tax purposes.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, Appleton will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Appleton were required to file such reports; and

(2) all current reports that would be required to be filed with or furnished to the SEC on Form 8-K if Appleton were required to file or furnish such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Appleton’s consolidated financial statements by Appleton’s certified independent accountants. In addition, Appleton will file or furnish a copy of each of the reports referred to in clauses (1) and (2) above with or to the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, Appleton is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Appleton will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Appleton agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Appleton’s filings for any reason, Appleton will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Appleton were required to file those reports with the SEC.

If Appleton has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Appleton and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Appleton.

In addition, Appleton and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3) failure by Appleton or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales “—Certain Covenants—Merger, Consolidation or Sale of Assets” or “—Certain Covenants—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation”;

(4) failure by Appleton or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or —Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” for 30 days after notice to comply with such provisions;

(5) failure by Appleton or any of its Restricted Subsidiaries for 60 days after notice to Appleton by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Appleton or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Appleton or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) failure by Appleton or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary or a group of Guarantors that, taken as a whole would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, denies or disaffirms its obligations under its Note Guarantee;

(9) the Environmental Indemnity Agreements or the Credit Enhancement are terminated, held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason (except in accordance with the terms thereof) to be in full force and effect or any party thereto, or any Person acting on behalf of any party thereto, shall deny or disaffirm in writing its obligations under either the Environmental Indemnity Agreements or the Credit Enhancement; and

(10) certain events of bankruptcy or insolvency described in the indenture with respect to Appleton or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Appleton, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium or Liquidated Damages, if any, or when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Appleton with the intention of avoiding payment of the premium that Appleton would have had to pay if Appleton then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to June 15, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Appleton with the intention of avoiding the prohibition on redemption of the notes prior to June 15, 2008, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Appleton is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Appleton is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Appleton or any Guarantor, as such, will have any liability for any obligations of Appleton or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Appleton may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) Appleton’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Appleton’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Appleton may, at its option and at any time, elect to have the obligations of Appleton and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Appleton must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Appleton must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Appleton must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Appleton has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Appleton must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Appleton or any Guarantor is a party or by which Appleton or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Appleton or any of its Subsidiaries is a party or by which Appleton or any of its Subsidiaries is bound;

(6) Appleton must deliver to the trustee an officers’ certificate stating that the deposit was not made by Appleton with the intent of preferring the holders of notes over the other creditors of Appleton with the intent of defeating, hindering, delaying or defrauding creditors of Appleton or others; and

(7) Appleton must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Appleton, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Appleton’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Appleton’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the notes or the Note Guarantees to any provision of the “Description of Senior Notes” section of Appleton’s offering memorandum dated June 3, 2004 to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes, or to release any Guarantor from its Note Guarantee as provided or permitted by the terms of the indenture; or

(9) to provide for the acceptance of appointment under the indenture of a successor trustee with respect to the notes issued thereunder.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of such proposed amendment. After an amendment becomes effective, Appleton is required to mail to each registered holder of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Appleton, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable or redeemable within one year and Appleton or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Appleton or any Guarantor is a party or by which Appleton or any Guarantor is bound;

(3) Appleton or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Appleton has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Appleton must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Appleton or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Appleton Papers Inc., 825 E. Wisconsin Avenue, P.O. Box 359, Appleton, Wisconsin 54912-0359 Attention: Paul J. Karch.

Book-Entry, Delivery and Form

The registered notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Appleton takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Appleton that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its

Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Appleton that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the exchange agent with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Appleton and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Appleton, the trustee nor any agent of Appleton or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Appleton that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Appleton. Neither Appleton nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Appleton and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Appleton that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Appleton nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Appleton that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Appleton fails to appoint a successor depositary;

(2) Appleton, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

Appleton will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Appleton will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Appleton expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Appleton that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

Appleton, the guarantors and the initial purchasers entered into the registration rights agreement upon the closing of the offering of old notes. Pursuant to the registration rights agreement, Appleton and the guarantors agreed to file with the Commission the exchange offer registration statement of which this prospectus is a part on the appropriate form under the Securities Act with respect to the registered notes. Appleton and the guarantors are offering to the holders of transfer-restricted securities pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their transfer-restricted securities for registered notes.

If:

(1) Appleton and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies Appleton prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from Appleton or an affiliate of Appleton,

Appleton and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1) unless the Exchange Offer would not be permitted by applicable law or SEC policy, Appleton and the Guarantors will

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(2) if obligated to file the Shelf Registration Statement, Appleton and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(1) Appleton and the Guarantors fail to file the shelf registration statement required by the registration rights agreement on or before the date specified for such filing; or

(2) the shelf registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3) Appleton and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Appleton and the Guarantors will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to a per annum rate of 0.25% on the principal amount of notes held by such holder constituting Transfer Restricted Securities.

The amount of the Liquidated Damages will increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of 1.00% per annum on the principal amount of notes constituting Transfer Restricted Securities.

All accrued Liquidated Damages will be paid by Appleton and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to Appleton (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Appleton and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Appleton.

PDC Capital Corporation

Notwithstanding any other provisions of the indenture, PDC Capital Corporation, a Delaware corporation, shall not be subject to the terms and conditions of the indenture provided that it has no assets other than nominal assets and its common stock ownership of Arjo Wiggins Appleton (Bermuda) Limited.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Appleton and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Appleton’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a sale or transfer of assets between or among Appleton and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Appleton to Appleton, any Parent Entity or to a Restricted Subsidiary of Appleton or the issuance by Paperweight Development of its Capital Stock to the ESOP;

(4) the sale or lease of equipment, products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the licensing of intellectual property in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents;

(7) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(8) the granting of Liens not otherwise prohibited by the indenture; and

(9) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Bermuda Company Agreements” means the collective reference to (a) the Relationship Agreement, (b) the Assignment and Assumption Deed, dated as of November 9, 2001, between AWA and Arjo Wiggins Appleton (Bermuda) Limited, (c) the by-laws and memorandum of association of Arjo Wiggins Appleton (Bermuda) Limited, (d) the certificate of incorporation and by-laws of PDC Capital Corporation, and (e) the Bermuda Security Agreement.

“Bermuda Security Agreement” means the Collateral Assignment, dated as of November 9, 2001 by Arjo Wiggins Appleton (Bermuda) Limited in favor of Appleton.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members, any controlling committee of managing members or other governing body thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Appleton and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Appleton;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Appleton, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of Appleton and Paperweight Development are not Continuing Directors;

(5) the first day on which the Parent Entity ceases to own 100% of the outstanding Equity Interests of Appleton; or

(6) the failure of the ESOP to own 100% of Paperweight Development.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) transaction costs incurred in connection with the issuance of the notes, including without limitation, all charges in connection with the extinguishment of Indebtedness that are recorded within three months of the date of issuance of the notes, to the extent that such costs were deducted in computing such Consolidated Net Income; plus

(6) other non-cash charges from employee compensation expenses arising from the issuance of stock, options to purchase stock, deferrals and stock appreciation rights, employer matching contributions pursuant to the ESOP (excluding any such expenses which relate to options or rights which, at the option of the holder thereof, may be settled in cash); minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Tangible Assets” means, with respect to Appleton as of any date, the aggregate of the assets of Appleton and its Restricted Subsidiaries excluding goodwill, environmental indemnification receivables, patents, trade names, trade marks, copyrights, franchises, experimental expense, organization expense and any other assets properly classified as intangible assets in accordance with GAAP, as of such date on a consolidated basis, determined in accordance with GAAP. In the event that information relating to Consolidated Tangible Assets is not available as of any date, then the most recently available information will be used.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Appleton or Paperweight Development, as the case may be, who:

(1) was a member of such Board of Directors of such company on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors in accordance with the Security Holders Agreements, or, if inapplicable, with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of the date of the indenture, by and among Appleton, the guarantors party thereto, Bear Stearns Corporate Lending Inc., as administrative agent, Bear, Stearns & Co. Inc. and UBS Securities LLC, as joint lead arranger, and the other financial institutions party thereto, providing for up to $375.0 million of revolving credit and term loan borrowings, plus an additional $50.0 million of revolving credit borrowings upon the satisfaction of certain conditions, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced whether by the same lenders or group of lenders or any other lender or group of lenders (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Enhancement” shall mean the indemnity claim insurance policy issued by Commerce and Industry Insurance Company, substantially in the form of Schedule 6.1.5.1 to the Fox River AWA Environmental Indemnity Agreement, issued on November 9, 2001 and amended effective as of the date of the indenture in favor of Arjo Wiggins Appleton (Bermuda) Limited, a company limited by shares organized under the Companies Act of 1981 of the Island of Bermuda.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced whether by the same lenders or group of lenders or any other lender or group of lenders (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Appleton to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Appleton may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Capital Stock that would constitute Disqualified Stock solely because the holders of that Capital Stock have the right to require Paperweight Development or Paperweight Development has the obligation to repurchase such Capital Stock pursuant to the terms of the ESOP will not constitute “Disqualified Stock.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Appleton and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Environmental Indemnity Agreements” means the Fox River AWA Environmental Indemnity Agreement and the Fox River PDC Environmental Indemnity Agreement.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance or sale of Equity Interests (other than Disqualified Stock or stock issued or sold to employees or directors of Appleton) of Appleton.

“ESOP” means the Appleton Papers Retirement Savings and Employee Stock Ownership Plan.

“ESOP Documentation” means the collective reference to (a) the ESOP, (b) the Trust and (c) all amendments, supplements or other modifications to any of the foregoing, all schedules, exhibits and annexes thereto and all agreements affecting the terms thereof or entered into in connection therewith.

“Excluded Restricted Subsidiaries” means Appleton Papers Canada Ltd. and Appleton Papers de Mexico SA de CV.

“Existing Indebtedness” means any and all Indebtedness of the Parent Entity, Appleton and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Appleton (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Appleton (other than Disqualified Stock) or to Appleton or a Restricted Subsidiary of Appleton, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Fox River AWA Environmental Indemnity Agreement” means the Fox River AWA Environmental Indemnity Agreement by and among Paperweight Development, New Appleton, LLC, Appleton and AWA dated as of November 9, 2001, as amended, modified or supplemented from time to time.

“Fox River Indemnity Arrangements” means the collective reference to the Fox River PDC Environmental Indemnity Agreement, the Fox River AWA Environmental Indemnity Agreement, the Credit Enhancement, the Fox River Security Agreement and the Bermuda Company Agreements.

“Fox River PDC Environmental Indemnity Agreement” means the Fox River PDC Environmental Indemnity Agreement by and among Paperweight Development, New Appleton, LLC and Appleton dated as of November 9, 2001, as amended, modified or supplemented from time to time.

“Fox River Security Agreement” means the Security Agreement, substantially in the form attached as Exhibit B to the Fox River AWA Environmental Indemnity Agreement, by and among Appleton, Paperweight Development, New Appleton, LLC and AWA.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by (or certificates representing an ownership interest in such obligations), the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) the Parent Entity;

(2) Appleton’s direct and indirect Restricted Subsidiaries, other than the Excluded Restricted Subsidiaries, existing on the date of the indenture; and

(3) any other Subsidiary of Appleton that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $2,000,000 and whose total revenues for the most recent fiscal year do not exceed $2,000,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Appleton.

“Indebtedness” with respect to any specified Person, means, without duplication, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations but excluding receivables owing to Appleton or any Restricted Subsidiary created in the ordinary course of business), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Appleton or any Subsidiary of Appleton sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Appleton such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Appleton, Appleton will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Appleton’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Appleton or any Subsidiary of Appleton of a Person that holds an Investment in a third Person will be deemed to be an Investment by Appleton or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell, give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Appleton or any of its Restricted Subsidiaries or the Parent Entity in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, (iii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements (iv) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; and (v) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Appleton nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness other than the pledge of stock of an Unrestricted Subsidiary), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Appleton or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Appleton or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of Appleton’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Entity” means Paperweight Development Corp. and any future direct or indirect parent of Appleton.

“Permitted Business” means any of the lines of business conducted by Appleton and its Subsidiaries on the date of the indenture and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof;

“Permitted Investments” means:

(1) any Investment in Appleton or in a Restricted Subsidiary of Appleton;

(2) any Investment in Cash Equivalents;

(3) any Investment existing on the date of the indenture;

(4) any Investment by Appleton or any Restricted Subsidiary of Appleton in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Appleton; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Appleton or a Restricted Subsidiary of Appleton;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(6) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Appleton;

(7) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Appleton or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Investments represented by Hedging Obligations;

(9) loans or advances to employees made in the ordinary course of business of Appleton or the Restricted Subsidiary of Appleton in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(10) repurchases of the notes;

(11) extensions of trade credit (including accounts receivable) by Appleton and its Restricted Subsidiaries on commercially reasonable terms in the ordinary course of business; and

(12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed the greater of (x) $25.0 million and (y) 3.0% of Consolidated Tangible Assets.

“Permitted Liens” means:

(1) Liens on assets of Appleton or any Restricted Subsidiary securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the indenture to be incurred and/or securing Hedging Obligations related thereto;

(2) Liens in favor of Appleton or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Appleton or any Subsidiary of Appleton; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Appleton or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Appleton or any Subsidiary of Appleton, provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture and any extensions or renewals thereof otherwise permitted by the terms of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business or good faith deposits in connection with bids, tenders, contracts or leases to which Appleton or any Restricted Subsidiary is a party;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(A) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens on rights of “Recovery” in favor of AWA pursuant to and as defined in the Fox River Indemnity Arrangements;

(14) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(15) licenses of intellectual property in the ordinary course of business;

(16) Liens arising out of judgments, decrees, orders or awards in respect of which Appleton shall in good faith be prosecuting on appeal or proceeding for review, which appeal or proceeding shall not have been finally terminated or if the period within such appeal or proceeding may be initiated shall not have expired;

(17) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(18) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business; and

(19) Liens on assets of Appleton or any Restricted Subsidiary securing Indebtedness up to 5% of Consolidated Tangible Assets that was permitted by the terms of the indenture to be incurred.

“Permitted Refinancing Indebtedness” means any Indebtedness of Appleton or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Appleton or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being refinanced, renewed, replaced, defeased, discharged or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Permitted Refinancing Indebtedness is incurred either by Appleton or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Relationship Agreement” means the Agreement dated as of November 9, 2001 and amended effective as of the date of the indenture by and among AWA, Arjo Wiggins (Bermuda) Holdings Limited, Paperweight Development, PDC Capital Corporation and Arjo Wiggins Appleton (Bermuda) Limited.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Security Holders Agreement” means, collectively, the Security Holders Agreement by and between Paperweight Development and the Trust dated as of November 9, 2001 and the Security Holders Agreement by and between Appleton Papers and the Trust dated as of November 9, 2001.

“Senior Debt” means:

(1) all Indebtedness of Appleton or any Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Appleton or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by Appleton;

(2) any intercompany Indebtedness of Appleton or any of its Subsidiaries to Appleton or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture; or

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Notes” means the Series A 9 3/4% Senior Subordinated Notes due 2014 issued on the date of the indenture and the Series B 9 3/4% Senior Subordinated Notes due 2014 offered hereby.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Trust” means the Appleton Papers Inc. Employee Stock Ownership Trust adopted July 19, 2001.

“Unrestricted Subsidiary” means any Subsidiary of Appleton that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Affiliate Transactions,” is not party to any agreement, contract, arrangement or understanding with Appleton or any Restricted Subsidiary of Appleton unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Appleton or such Restricted Subsidiary, taken as a whole, than those that might be obtained at the time from Persons who are not Affiliates of Appleton;

(3) is a Person with respect to which neither Appleton nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Appleton or any of its Restricted Subsidiaries.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF REGISTERED SENIOR SUBORDINATED NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Appleton” refers only to Appleton Papers Inc. and not to any of its subsidiaries or the Parent Entity and reference to “the notes” refers only to the registered senior subordinated notes due 2014.

Appleton will issue the registered notes under an indenture among itself, the Guarantors and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	will be general unsecured obligations of Appleton;

•	will be subordinated in right of payment to all existing and future Senior Debt of Appleton;

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of Appleton; and

•	will be unconditionally guaranteed by the Guarantors.

The Guarantees

The notes are guaranteed by all of Appleton’s Restricted Subsidiaries, other than Excluded Restricted Subsidiaries, and its Parent Entity.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

As of July 4, 2004, Appleton and the Guarantors had total Senior Debt of approximately $447.4 million. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the notes and under these guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Indebtedness, including Senior Debt.

Not all of our Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. See footnote 25 to our consolidated financial statements included at the back of this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor Subsidiaries.

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Appleton will issue $150.0 million in aggregate principal amount of notes in this offering. Appleton may issue additional notes under the indenture from time to time after this offering. Any such issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Appleton will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2014.

Interest on the notes will accrue at the rate of 9 3/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Appleton will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Appleton, Appleton will pay all principal of and interest, premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Appleton elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Appleton may change the paying agent or registrar without prior notice to the holders of the notes, and Appleton or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Appleton is not required to transfer or exchange any note selected for redemption. Also, Appleton is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by the Parent Entity as well as by each of Appleton’s current and future Restricted Subsidiaries, other than Excluded Restricted Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Notes—Federal and state laws allow courts, under specific circumstances, to void debts and require creditors to return payments received from debtors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Appleton or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

(3) if the Guarantor is a party to the Environmental Indemnity Agreements, all rights afforded to such Guarantor under the Environmental Indemnity Agreements are effectively assigned in full to the Person formed by or surviving any consolidation or merger (if other than Appleton or another Guarantor) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made, pursuant to agreements reasonably satisfactory to the trustee.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Appleton or a Restricted Subsidiary of Appleton, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Appleton or a Subsidiary of Appleton, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Appleton designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Subordination

The payment of principal of, and interest, premium and Liquidated Damages, if any, on the notes will be subordinated to the prior payment in full of all Senior Debt of Appleton, including Senior Debt incurred after the date of the indenture.

The payment of principal of, and interest, premium and Liquidated Damages, if any, on the notes by any Guarantor will be subordinated to the prior payment in full of all Senior Debt of the Guarantors, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes by Appleton or such Guarantor (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of Appleton or such Guarantor:

(1) in a liquidation or dissolution of Appleton or such Guarantor;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Appleton or such Guarantor or the property of Appleton or such Guarantor;

(3) in an assignment for the benefit of creditors of Appleton or such Guarantor; or

(4) in any marshaling of Appleton’s or such Guarantor’s assets and liabilities.

Appleton also may not make any payment in respect of the notes (except in Permitted Junior Securities or from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from Appleton or a representative of the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of any other default, upon the earliest of (a) the date on which such other default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or (c) the date on which the trustee receives notice from a representative of the holders of such Designated Senior Debt rescinding such Payment Blockage Notice.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal of, and interest and premium and Liquidated Damages, if any, on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from either of the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

Appleton must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Appleton or any Guarantors, holders of the notes may recover less ratably than creditors of Appleton or any Guarantors who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of Appleton. See “Risk Factors—Your right to receive payments on these notes is junior to our senior indebtedness and possibly to all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors’ senior indebtedness and possibly to all of their future borrowings. Repayment of these borrowings may make payments of principal and interest on the notes less likely.”

Optional Redemption

At any time prior to June 15, 2007, Appleton may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Appleton and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Appleton’s option prior to June 15, 2007. Appleton is not, however, prohibited from acquiring the notes by means other than an optional redemption, whether pursuant to an issuer tender offer, in open market purchases or otherwise, so long as such acquisition does not otherwise violate the terms of the Appleton’s Senior Debt or the indenture or violate applicable securities laws.

On or after June 15, 2009, Appleton may redeem all or a part of the notes upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date:

Year	Percentage
2009	104.875%
2010	103.250%
2011	101.625%
2012 and thereafter	100.000%

Unless Appleton defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Appleton is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Appleton to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of

Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Appleton will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Appleton will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Appleton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Appleton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Appleton will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Appleton.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Appleton will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. Appleton will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Appleton to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Appleton repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Appleton will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Appleton and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Appleton and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Appleton to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Appleton and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Appleton (or the Restricted Subsidiary or Parent Entity, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Appleton or such Restricted Subsidiary or Parent Entity is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities that would be classified as a liability on a balance sheet prepared in accordance with GAAP of Appleton or any Restricted Subsidiary or Parent Entity (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets that releases Appleton or such Restricted Subsidiary or Parent Entity from further liability;

(b) any securities, notes or other obligations received by Appleton or any such Restricted Subsidiary or Parent Entity from such transferee that are, within 90 days, converted by Appleton or such Restricted Subsidiary or Parent Entity into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Appleton (or the applicable Restricted Subsidiary or Parent Entity, as the case may be) may apply (or cause to be applied) those Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Appleton;

(3) to make capital expenditures; or

(4) to acquire or make capitalized repairs to other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business,

or enter into a binding commitment regarding clauses (2), (3) or (4) above, provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) the 180th day following the expiration of the aforementioned 365 day period. If such acquisition or expenditure is not consummated on or before such 180th day and Appleton or such Restricted Subsidiary shall not have applied such Net Proceeds pursuant to clauses (1)–(4) of this paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds.

Notwithstanding the foregoing, neither Appleton nor one or more of its Subsidiaries shall engage in an Asset Sale in which the purchaser or transferee is the Parent Entity.

Pending the final application of any Net Proceeds, Appleton may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within ten days thereof Appleton will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Appleton may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Appleton will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Appleton will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement will restrict Appleton from purchasing notes, and also provides that certain change of control or asset sale events with respect to Appleton would constitute a default under that agreement. Any future credit agreements or other agreements relating to Senior Debt to which Appleton becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Appleton is prohibited from purchasing notes, Appleton could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Appleton does not obtain such a consent or repay such borrowings, Appleton will remain prohibited from purchasing notes. In such case, Appleton’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Appleton’s or any of its Restricted Subsidiaries’ or the Parent Entity’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Appleton or any of its Restricted Subsidiaries or the Parent Entity) or to the direct or indirect holders of Appleton’s or any of its Restricted Subsidiaries’ or the Parent Entity’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Appleton or dividends or distributions payable to Appleton or a Restricted Subsidiary of Appleton);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Appleton) any Equity Interests of Appleton or the Parent Entity;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Appleton or any Guarantor that is contractually subordinated to the notes or any Note Guarantee (excluding any intercompany Indebtedness between or among Appleton and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) Appleton would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Appleton and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5) (6), (7), (8), (9), (10), (11) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Paperweight Development for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the initial issue date of the old notes under the indenture occurred to the end of Paperweight Development’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash and non-cash proceeds received by the Parent Entity since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Appleton (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Appleton that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Appleton), plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), plus

(d) to the extent that any Unrestricted Subsidiary of Appleton designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of Appleton’s Investment in such Subsidiary as of the date of such redesignation, plus

(e) 50% of any dividends received by Appleton or a Restricted Subsidiary of Appleton that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Appleton, to the extent that such dividends were not otherwise included in Consolidated Net Income of Appleton for such period.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable dividend within 60 days after the date of declaration of the dividend or the giving of notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Appleton) of, Equity Interests of Appleton or the Parent Entity (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Appleton or the Parent Entity; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of Appleton or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Appleton to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Appleton or any Restricted Subsidiary of Appleton held by any current or former officer, director or employee of Appleton or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1,000,000 in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Appleton or any Restricted Subsidiary of Appleton issued on or after the date of the indenture in accordance with the Fixed Charge Coverage test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) the payment of loans, advances, dividends or distributions by Appleton to the Parent Entity to permit the Parent Entity to satisfy its legal obligations to pay taxes and administrative and other expenses incurred in the ordinary course of business provided that such amounts are promptly used to pay such taxes and administrative and other expenses and, provided further, that such amounts may not exceed, without duplication, $1,000,000 in the aggregate for payments to the Parent Entity in any twelve-month period;

(9) issuances of Capital Stock by Parent Entity to the ESOP in satisfaction of the employer matching obligation under the ESOP;

(10) the repayment of intercompany debt, the incurrence of which was permitted pursuant to the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11) distributions by Appleton to permit Paperweight Development to repay intercompany loans so long as the amount of any such distribution is simultaneously netted against amounts owing to Appleton under such loans and no cash is paid as a result of any such distributions; and

(12) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Appleton or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Appleton will not and will not permit the Parent Entity to issue any Disqualified Stock and the Parent Entity and Appleton will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Appleton may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Appleton’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Appleton and any Guarantor of additional Indebtedness and letters of credit under the Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Appleton and its Restricted Subsidiaries thereunder) not to exceed $425.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Appleton or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Parent Entity, Appleton and its Restricted Subsidiaries of the Existing Indebtedness, including without limitation, the Senior Notes issued on the date of the indenture and the related exchange notes and the related note guarantees to be issued pursuant to the registration rights agreement;

(3) the incurrence by Appleton and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by Appleton or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Appleton or any of its Restricted Subsidiaries, in each case incurred no later than 180 days after the date of such acquisition or the date of completion of such construction, installation or improvement, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of $25.0 million and 3.0% of Consolidated Tangible Assets at any time outstanding;

(5) the incurrence by Appleton or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by Appleton or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Appleton and any of its Restricted Subsidiaries; provided, however, that:

(a) if Appleton or any Guarantor is the obligor on such Indebtedness and the payee is not Appleton or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Appleton, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Appleton or a Restricted Subsidiary of Appleton and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Appleton or a Restricted Subsidiary of Appleton;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Appleton or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Appleton’s Restricted Subsidiaries to Appleton or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Appleton or a Restricted Subsidiary of Appleton; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Appleton or a Restricted Subsidiary of Appleton;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Appleton or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by Appleton or any of the Guarantors of Indebtedness of Appleton or a Restricted Subsidiary of Appleton that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Appleton or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds, completion guarantees or similar arrangements in the ordinary course of business;

(11) the incurrence by Appleton of Indebtedness or Obligations represented by or incurred pursuant to the Environmental Indemnity Agreements;

(12) Indebtedness of Appleton or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, provided that such Indebtedness is satisfied within five business days of incurrence;

(13) Indebtedness arising from agreements of Appleton or a Restricted Subsidiary or any Parent Entity providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed 20% of the gross proceeds actually received by Appleton and its Restricted Subsidiaries in connection with a disposition; and

(14) the incurrence by Appleton or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $20.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Appleton will be permitted to classify such item of Indebtedness on the date of its incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses, although Appleton may divide and classify an item of Indebtedness in more than one of the types of Indebtedness, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Equity Interests as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Appleton as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Appleton or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination, and

(B) the amount of the Indebtedness of the other Person.

No Layering of Debt

Appleton will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of Appleton and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Liens

Appleton will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the Obligations so secured until such time as such obligations are no longer secured by a Lien.

Limitation on Sale and Leaseback Transactions

Appleton will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Appleton or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Appleton or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the caption

“—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Appleton applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Appleton will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Appleton or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to Appleton or any of its Restricted Subsidiaries;

(2) make loans or advances to Appleton or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Appleton or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Appleton or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Appleton’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) any agreement governing Indebtedness incurred after the date of the indenture permitted under “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that the restrictions contained in any such agreement, taken as a whole, are not less favorable to the holders of the notes than those contained in the agreements governing Existing Indebtedness;

(13) encumbrances on property that exist at the time the property was acquired by Appleton or a Restricted Subsidiary, provided such encumbrances were not contemplated as part of the acquisition thereof; or

(14) any encumbrances or restrictions imposed by amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings of contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendments, restatements, modifications, renewals, supplements, refundings, replacement or refinancings.

Merger, Consolidation or Sale of Assets

Appleton may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Appleton is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Appleton and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) Appleton is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Appleton) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Appleton) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Appleton under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) Appleton or the Person formed by or surviving any such consolidation or merger (if other than Appleton), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5) all rights afforded to Appleton or Paperweight Development by the Environmental Indemnity Agreements are effectively assigned, in full, to the Person formed by or surviving any such consolidation or merger (if other than Appleton or Paperweight Development) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made pursuant to agreements reasonably satisfactory to the trustee.

In addition, Appleton may not, directly or indirectly, lease all or substantially all of the properties and assets of Appleton and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person, and the Parent Entity will not consolidate or merge with any entity other than another Parent Entity and will not permit any merger by any future Parent Entity unless and until the conditions set forth in clauses (1) through (5) above have been satisfied.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(A) a merger of Appleton with an Affiliate solely for the purpose of reincorporating Appleton in another jurisdiction; or

(B) any consolidation or merger or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Appleton and its Restricted Subsidiaries.

Transactions with Affiliates

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Appleton (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Appleton or the relevant Restricted Subsidiary or Parent Entity, taken as a whole, than those that would have been obtained in a comparable transaction by Appleton or such Restricted Subsidiary or such Parent Entity with an unrelated Person; and

(2) Appleton delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Appleton or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, termination protection, deferred compensation, incentive, non-competition, consulting, benefit, indemnification or similar agreement or plan entered into by Appleton or any of its Restricted Subsidiaries or the Parent Entity in the ordinary course of business with officers, directors or employees of Appleton, such Restricted Subsidiary or such Parent Entity;

(2) transactions (including a merger otherwise in compliance with the terms hereof) between or among the Parent Entity, Appleton and/or one or more of Appleton’s Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Appleton) that is an Affiliate of Appleton solely because Appleton owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, or is under common control with, such Person;

(4) payment of reasonable compensation (including equity-based compensation) and expense reimbursement to members of the Board of Directors who are not otherwise Affiliates of Appleton;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Appleton to Affiliates of Appleton;

(6) Restricted Payments or Permitted Investments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”; and

(7) loans or advances to employees in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(8) the repurchase by Paperweight Development, or the issuance by Paperweight Development, of shares of its Capital Stock, from or to the ESOP, as the case may be, pursuant to the terms of the ESOP Documentation, not otherwise prohibited by the indenture; and

(9) amendments to the ESOP that do not violate the provisions of the indenture described above under the caption”—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation.”

Business Activities

Appleton will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Appleton and its Restricted Subsidiaries taken as a whole.

Appleton will not permit the Parent Entity to conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any business or operations other than those incidental to their direct or indirect ownership of the Capital Stock of each other or of Appleton (including matters related to the ESOP) and those actions required to be taken under intercompany Indebtedness, Guarantees permitted by the indenture, the Environmental Indemnity Agreements and the Credit Enhancement.

Additional Note Guarantees

If Appleton or any of its Restricted Subsidiaries acquires or creates another Restricted Subsidiary after the date of the indenture, then that newly acquired or created Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

If the Parent Entity acquires or creates another entity having a direct or indirect ownership interest in Appleton after the date of the indenture, then that newly acquired or created entity will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Appleton and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Appleton. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted

Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Appleton as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Appleton as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Appleton will be in default of such covenant. The Board of Directors of Appleton may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Appleton of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and Paperweight Development will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the terms and conditions of the Fox River Indemnity Arrangements other than to the extent necessary to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes; provided, however, that under certain limited circumstances, the non-economic terms of the Credit Enhancement and the Bermuda Company Agreements may be amended with the consent of the trustee upon receipt of an officer’s certificate and legal and investment banking opinions to the general effect that the proposed amendment is not adverse to Arjo Wiggins Appleton (Bermuda) Limited, which is the policyholder under the Credit Enhancement, Paperweight Development, Appleton or, in the case of the investment banking opinions, the holders of the notes.

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and Paperweight Development will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the terms and conditions of the Security Holders Agreements other than to the extent necessary to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes.

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, Appleton and the Parent Entity will not amend, supplement or otherwise modify, or permit the amendment, supplement or modification of (pursuant to a waiver, endorsement or otherwise) the ESOP Documentation relating to the ESOP Component (as defined in the ESOP) except as may be required by law or to change a notice address or to cure any ambiguity, defect or inconsistency in a manner not in any respect adverse to the holders of the notes; provided, however, that certain administrative, non-economic and other terms of the ESOP Documentation relating to the ESOP Component, not including provisions regarding contributions to the ESOP Component, distributions to participants, amendment or termination of the ESOP Component, and other provisions identified in the indenture, may be amended with the consent of the trustee upon receipt of an officer’s certificate and a legal opinion, to the general effect that the proposed amendment is not adverse to Paperweight

Development or Appleton, and an opinion of an ESOP consultant, to the general effect that the proposed amendment will not accelerate the timing or amount of Paperweight Development’s obligations to repurchase common stock from employees terminating their participation in the ESOP Component.

Payments for Consent

The Parent Entity and Appleton will not, and Appleton will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

S Corporation Status

Appleton will not and will not permit the Parent Entity to take, or fail to take, any action that would terminate, or could reasonably be expected to lead to the termination of, Paperweight Development’s qualification as an “S Corporation” or the qualification of any Subsidiary of Paperweight Development (other than any such Subsidiary that is an “Ineligible Corporation” under Section 1361(b)(2) of the Code) as a “qualified subchapter S subsidiary,” in each case, for U.S. federal income tax purposes.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, Appleton will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Appleton were required to file such reports; and

(2) all current reports that would be required to be filed with or furnished to the SEC on Form 8-K if Appleton were required to file or furnish such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Appleton’s consolidated financial statements by Appleton’s certified independent accountants. In addition, Appleton will file or furnish a copy of each of the reports referred to in clauses (1) and (2) above with or to the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, Appleton is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Appleton will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Appleton agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Appleton’s filings for any reason, Appleton will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Appleton were required to file those reports with the SEC.

If Appleton has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Appleton and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Appleton.

In addition, Appleton and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by Appleton or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales “—Certain Covenants—Merger, Consolidation or Sale of Assets” or “—Certain Covenants—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation”;

(4) failure by Appleton or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Certain Covenants—Restricted Payments” or —Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” for 30 days after notice to comply with such provisions;

(5) failure by Appleton or any of its Restricted Subsidiaries for 60 days after notice to Appleton by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Appleton or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Appleton or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) failure by Appleton or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary or a group of Guarantors that, taken as a whole would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of any Guarantor that is a Significant Subsidiary, denies or disaffirms its obligations under its Note Guarantee;

(9) the Environmental Indemnity Agreements or the Credit Enhancement are terminated, held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason (except in accordance with the terms thereof) to be in full force and effect or any party thereto, or any Person acting on behalf of any party thereto, shall deny or disaffirm in writing its obligations under either the Environmental Indemnity Agreements or the Credit Enhancement; and

(10) certain events of bankruptcy or insolvency described in the indenture with respect to Appleton or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Appleton, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium or Liquidated Damages, if any, or when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Appleton with the intention of avoiding payment of the premium that Appleton would have had to pay if Appleton then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to June 15, 2009, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Appleton with the intention of avoiding the prohibition on redemption of the notes prior to June 15, 2009, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Appleton is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Appleton is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Appleton or any Guarantor, as such, will have any liability for any obligations of Appleton or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Appleton may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) Appleton’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Appleton’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Appleton may, at its option and at any time, elect to have the obligations of Appleton and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Appleton must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Appleton must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Appleton must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Appleton has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Appleton must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Appleton or any Guarantor is a party or by which Appleton or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Appleton or any of its Subsidiaries is a party or by which Appleton or any of its Subsidiaries is bound;

(6) Appleton must deliver to the trustee an officers’ certificate stating that the deposit was not made by Appleton with the intent of preferring the holders of notes over the other creditors of Appleton with the intent of defeating, hindering, delaying or defrauding creditors of Appleton or others; and

(7) Appleton must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, Appleton, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Appleton’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Appleton’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the notes or the Note Guarantees to any provision of the “Description of Senior Subordinated Notes” section of Appleton’s offering memorandum dated June 3, 2004 to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes, or to release any Guarantor from its Note Guarantee as provided or permitted by the terms of the indenture; or

(9) to provide for the acceptance of appointment under the indenture of a successor trustee with respect to the notes issued thereunder.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of such proposed amendment. After an amendment becomes effective, Appleton is required to mail to each registered holder of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Appleton, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable or redeemable within one year and Appleton or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Appleton or any Guarantor is a party or by which Appleton or any Guarantor is bound;

(3) Appleton or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Appleton has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Appleton must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Appleton or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Appleton Papers Inc., 825 E. Wisconsin Avenue, P.O. Box 359, Appleton, Wisconsin 54912-0359 Attention: Paul J. Karch.

Book-Entry, Delivery and Form

The registered notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Appleton takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Appleton that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Appleton that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the exchange agent with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Appleton and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Appleton, the trustee nor any agent of Appleton or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Appleton that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Appleton. Neither Appleton nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Appleton and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Appleton that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Appleton nor the trustee nor any of their respective agents will have any responsibility for the performance by

DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Appleton that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Appleton fails to appoint a successor depositary;

(2) Appleton, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

Appleton will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Appleton will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Appleton expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Appleton that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

Appleton, the guarantors and the initial purchasers entered into the registration rights agreement upon the closing of the offering of old notes. Pursuant to the registration rights agreement, Appleton and the guarantors agreed to file with the Commission the exchange offer registration statement of which this prospectus is a part on the appropriate form under the Securities Act with respect to the registered notes. Appleton and the guarantors are offering to the holders of transfer-restricted securities pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their transfer-restricted securities for registered notes.

If:

(1) Appleton and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies Appleton prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from Appleton or an affiliate of Appleton,

Appleton and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1) unless the Exchange Offer would not be permitted by applicable law or SEC policy, Appleton and the Guarantors will

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(2) if obligated to file the Shelf Registration Statement, Appleton and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(1) Appleton and the Guarantors fail to file the shelf registration statement required by the registration rights agreement on or before the date specified for such filing; or

(2) the shelf registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3) Appleton and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Appleton and the Guarantors will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to a per annum rate of 0.25% on the principal amount of notes held by such holder constituting Transfer Restricted Securities.

The amount of the Liquidated Damages will increase by an additional per annum rate of 0.25% with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of 1.00% per annum on the principal amount of notes constituting Transfer Restricted Securities.

All accrued Liquidated Damages will be paid by Appleton and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to Appleton (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Appleton and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Appleton.

PDC Capital Corporation

Notwithstanding any other provisions of the indenture, PDC Capital Corporation, a Delaware corporation, shall not be subject to the terms and conditions of the indenture provided that it has no assets other than nominal assets and its common stock ownership of Arjo Wiggins Appleton (Bermuda) Limited.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Appleton and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Appleton’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a sale or transfer of assets between or among Appleton and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Appleton to Appleton, any Parent Entity or to a Restricted Subsidiary of Appleton or the issuance by Paperweight Development of its Capital Stock to the ESOP;

(4) the sale or lease of equipment, products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the licensing of intellectual property in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents;

(7) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(8) the granting of Liens not otherwise prohibited by the indenture; and

(9) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Bermuda Company Agreements” means the collective reference to (a) the Relationship Agreement, (b) the Assignment and Assumption Deed, dated as of November 9, 2001, between AWA and Arjo Wiggins Appleton (Bermuda) Limited, (c) the by-laws and memorandum of association of Arjo Wiggins Appleton (Bermuda) Limited, (d) the certificate of incorporation and by-laws of PDC Capital Corporation, and (e) the Bermuda Security Agreement.

“Bermuda Security Agreement” means the Collateral Assignment, dated as of November 9, 2001 by Arjo Wiggins Appleton (Bermuda) Limited in favor of Appleton.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members, any controlling committee of managing members or other governing body thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Appleton and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of Appleton;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Appleton, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of the Board of Directors of Appleton and Paperweight Development are not Continuing Directors;

(5) the first day on which the Parent Entity ceases to own 100% of the outstanding Equity Interests of Appleton; or

(6) the failure of the ESOP to own 100% of Paperweight Development.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) transaction costs incurred in connection with the issuance of the notes, including without limitation, all charges in connection with the extinguishment of Indebtedness that are recorded within three months of the date of issuance of the notes, to the extent that such costs were deducted in computing such Consolidated Net Income; plus

(6) other non-cash charges from employee compensation expenses arising from the issuance of stock, options to purchase stock, deferrals and stock appreciation rights, employer matching contributions pursuant to the ESOP (excluding any such expenses which relate to options or rights which, at the option of the holder thereof, may be settled in cash); minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Tangible Assets” means, with respect to Appleton as of any date, the aggregate of the assets of Appleton and its Restricted Subsidiaries excluding goodwill, environmental indemnification receivables, patents, trade names, trade marks, copyrights, franchises, experimental expense, organization expense and any other assets properly classified as intangible assets in accordance with GAAP, as of such date on a consolidated basis, determined in accordance with GAAP. In the event that information relating to Consolidated Tangible Assets is not available as of any date, then the most recently available information will be used.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Appleton or Paperweight Development, as the case may be, who:

(1) was a member of such Board of Directors of such company on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors in accordance with the Security Holders Agreements, or, if inapplicable, with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of the date of the indenture, by and among Appleton, the guarantors party thereto, Bear Stearns Corporate Lending Inc., as administrative agent, Bear, Stearns & Co. Inc. and UBS Securities LLC, as joint lead arrangers, and the other financial institutions party thereto, providing for up to $375.0 million of revolving credit and term loan borrowings, plus an additional $50.0 million of revolving credit borrowings upon the satisfaction of certain conditions, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced whether by the same lenders or group of lenders or any other lender or group of lenders (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Enhancement” shall mean the indemnity claim insurance policy issued by Commerce and Industry Insurance Company, substantially in the form of Schedule 6.1.5.1 to the Fox River AWA Environmental Indemnity Agreement, issued on November 9, 2001 and amended effective as of the date of the indenture in favor of Arjo Wiggins Appleton (Bermuda) Limited, a company limited by shares organized under the Companies Act of 1981 of the Island of Bermuda.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced whether by the same lenders or group of lenders or any other lender or group of lenders (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Facilities; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Appleton as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Appleton to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Appleton may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Capital Stock that would constitute Disqualified Stock solely because the holders of that Capital Stock have the right to require Paperweight Development or Paperweight Development has the obligation to repurchase such Capital Stock pursuant to the terms of the ESOP will not constitute “Disqualified Stock.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Appleton and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Environmental Indemnity Agreements” means the Fox River AWA Environmental Indemnity Agreement and the Fox River PDC Environmental Indemnity Agreement.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any issuance or sale of Equity Interests (other than Disqualified Stock or stock issued or sold to employees or directors of Appleton) of Appleton.

“ESOP” means the Appleton Papers Retirement Savings and Employee Stock Ownership Plan.

“ESOP Documentation” means the collective reference to (a) the ESOP, (b) the Trust and (c) all amendments, supplements or other modifications to any of the foregoing, all schedules, exhibits and annexes thereto and all agreements affecting the terms thereof or entered into in connection therewith.

“Excluded Restricted Subsidiaries” means Appleton Papers Canada Ltd. and Appleton Papers de Mexico SA de CV.

“Existing Indebtedness” means any and all Indebtedness of the Parent Entity, Appleton and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Appleton (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Appleton (other than Disqualified Stock) or to Appleton or a Restricted Subsidiary of Appleton, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Fox River AWA Environmental Indemnity Agreement” means the Fox River AWA Environmental Indemnity Agreement by and among Paperweight Development, New Appleton, LLC, Appleton and AWA dated as of November 9, 2001, as amended, modified or supplemented from time to time.

“Fox River Indemnity Arrangements” means the collective reference to the Fox River PDC Environmental Indemnity Agreement, the Fox River AWA Environmental Indemnity Agreement, the Credit Enhancement, the Fox River Security Agreement and the Bermuda Company Agreements.

“Fox River PDC Environmental Indemnity Agreement” means the Fox River PDC Environmental Indemnity Agreement by and among Paperweight Development, New Appleton, LLC and Appleton dated as of November 9, 2001, as amended, modified or supplemented from time to time.

“Fox River Security Agreement” means the Security Agreement, substantially in the form attached as Exhibit B to the Fox River AWA Environmental Indemnity Agreement, by and among Appleton, Paperweight Development, New Appleton, LLC and AWA.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by (or certificates representing an ownership interest in such obligations), the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) the Parent Entity;

(2) Appleton’s direct and indirect Restricted Subsidiaries, other than the Excluded Restricted Subsidiaries, existing on the date of the indenture; and

(3) any other Subsidiary of Appleton that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $2,000,000 and whose total revenues for the most recent fiscal year do not exceed $2,000,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Appleton.

“Indebtedness” with respect to any specified Person, means, without duplication, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations but excluding receivables owing to Appleton or any Restricted Subsidiary created in the ordinary course of business), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Appleton or any Subsidiary of Appleton sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Appleton such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Appleton, Appleton will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Appleton’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Appleton or any Subsidiary of Appleton of a Person that holds an Investment in a third Person will be deemed to be an Investment by Appleton or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell, give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by Appleton or any of its Restricted Subsidiaries or the Parent Entity in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, (iii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements (iv) amounts required to be applied to the repayment of

Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; and (v) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Appleton nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness other than the pledge of stock of an Unrestricted Subsidiary), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Appleton or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Appleton or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of Appleton’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Entity” means Paperweight Development Corp. and any future direct or indirect parent of Appleton.

“Permitted Business” means any of the lines of business conducted by Appleton and its Subsidiaries on the date of the indenture and any businesses similar, related, incidental or ancillary thereto or that constitutes a reasonable extension or expansion thereof;

“Permitted Investments” means:

(1) any Investment in Appleton or in a Restricted Subsidiary of Appleton;

(2) any Investment in Cash Equivalents;

(3) any Investment existing on the date of the indenture;

(4) any Investment by Appleton or any Restricted Subsidiary of Appleton in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Appleton; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Appleton or a Restricted Subsidiary of Appleton;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(6) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Appleton;

(7) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Appleton or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Investments represented by Hedging Obligations;

(9) loans or advances to employees made in the ordinary course of business of Appleton or the Restricted Subsidiary of Appleton in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(10) repurchases of the notes;

(11) extensions of trade credit (including accounts receivable) by Appleton and its Restricted Subsidiaries on commercially reasonable terms in the ordinary course of business; and

(12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed the greater of (x) $25.0 million and (y) 3.0% of Consolidated Tangible Assets.

“Permitted Junior Securities” means:

(1) Equity Interests in Appleton or any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Note Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1) Liens on assets of Appleton or any Restricted Subsidiary securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of Appleton or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Appleton or any Subsidiary of Appleton; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Appleton or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Appleton or any Subsidiary of Appleton, provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture and any extensions or renewals thereof otherwise permitted by the terms of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business or good faith deposits in connection with bids, tenders, contracts or leases to which Appleton or any Restricted Subsidiary is a party;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(A) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens on rights of “Recovery” in favor of AWA pursuant to and as defined in the Fox River Indemnity Arrangements;

(14) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(15) licenses of intellectual property in the ordinary course of business;

(16) Liens arising out of judgments, decrees, orders or awards in respect of which Appleton shall in good faith be prosecuting on appeal or proceeding for review, which appeal or proceeding shall not have been finally terminated or if the period within such appeal or proceeding may be initiated shall not have expired;

(17) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(18) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business; and

(19) Liens incurred in the ordinary course of business of Appleton or any Subsidiary of Appleton with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Appleton or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Appleton or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being refinanced, renewed, replaced, defeased, discharged or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable, taken as a whole, to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Permitted Refinancing Indebtedness is incurred either by Appleton or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Relationship Agreement” means the Agreement dated as of November 9, 2001 and amended effective as of the date of the indenture by and among AWA, Arjo Wiggins (Bermuda) Holdings Limited, Paperweight Development, PDC Capital Corporation and Arjo Wiggins Appleton (Bermuda) Limited.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Security Holders Agreement” means, collectively, the Security Holders Agreement by and between Paperweight Development and the Trust dated as of November 9, 2001 and the Security Holders Agreement by and between Appleton Papers and the Trust dated as of November 9, 2001.

“Senior Debt” means:

(1) all Indebtedness of Appleton or any Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Appleton or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by Appleton;

(2) any intercompany Indebtedness of Appleton or any of its Subsidiaries to Appleton or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture; or

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code.

“Senior Notes” means the Series A 8 1/8% Senior Notes due 2011 issued on the date of the indenture and the Series B 8 1/8 Senior Notes due 2011 offered hereby.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Trust” means the Appleton Papers Inc. Employee Stock Ownership Trust adopted July 19, 2001.

“Unrestricted Subsidiary” means any Subsidiary of Appleton that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Affiliate Transactions,” is not party to any agreement, contract, arrangement or understanding with Appleton or any Restricted Subsidiary of Appleton unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Appleton or such Restricted Subsidiary, taken as a whole, than those that might be obtained at the time from Persons who are not Affiliates of Appleton;

(3) is a Person with respect to which neither Appleton nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Appleton or any of its Restricted Subsidiaries.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

THE APPLETON PAPERS RETIREMENT SAVINGS

AND EMPLOYEE STOCK OWNERSHIP PLAN

General

Our 401(k) plan was amended and restated effective as of January 1, 2001, in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan, which we refer to as the KSOP or the plan. The KSOP includes a separate employee stock ownership plan component, which we refer to as the ESOP or the Company Stock Fund. The KSOP is a tax-qualified retirement plan that also contains a 401(k) feature, which provides participants with the ability to make pre-tax contributions to the KSOP by electing to defer a percentage of their compensation. Historically, participants have had the choice to direct these contributions to a number of investment options in the non-ESOP component of the plan, a 401(k) fund administered by the Principal Financial Group, which we refer to as the 401(k) Fund. The ESOP component of the KSOP is a tax-qualified employee stock ownership plan that is designed to invest primarily in common stock of Paperweight Development.

Eligible participants, as “named fiduciaries” under ERISA, were offered a one-time irrevocable election to acquire a beneficial interest in the common stock of Paperweight Development by electing to direct the transfer of all or a portion of their existing account balances in the KSOP and the 401(a) plan to the Company Stock Fund. During the transfer election period, eligible participants were able to elect to transfer all or any portion of the following accounts to the Company Stock Fund: (1) account balances held in the 401(k) Fund, regardless of whether they are vested, less any outstanding loan balances, and (2) any account balances, regardless of whether they are vested, in our 401(a) plan which is called the Appleton Papers Inc. Retirement Medical Savings Plan.

The total proceeds transferred by eligible participants to the Company Stock Fund were approximately $107 million, representing an average election by each eligible participant to direct the transfer of approximately 73% of his or her account to the Company Stock Fund. All proceeds of the offering were used by the ESOP trustee to purchase the common stock of Paperweight Development. As a result of this purchase, the ESOP owns 100% of the common stock of Paperweight Development. The ESOP trustee may purchase common stock from Paperweight Development with future pre-tax deferrals made by employees. We also intend to fund a significant part of our matching contribution commitment with common stock of Paperweight Development.

Eligibility

All employees participating in the 401(k) plan prior to its restatement effective as of January 1, 2001 continued as participants in the KSOP, subject to the terms of the KSOP. New employees of Appleton based in the United States will become eligible to participate in the KSOP as follows:

•	Nonunion full-time employees will be eligible to participate in the KSOP beginning on their first day of service;

•	Nonunion part-time employees will be eligible to participate in the KSOP beginning after completing one year of service; and

•	Union employees will be eligible to participate in the KSOP beginning on the first day on which they are eligible to receive welfare benefits pursuant to their union’s collective bargaining agreement.

Employees of BemroseBooth, leased employees and temporary employees will not be eligible to participate in the KSOP. There are no minimum age requirements that apply to eligible employees’ participation in the plan.

Contributions to the KSOP

All contributions to the KSOP are reflected in accounts established and maintained in each participant’s name under the KSOP. Participants in the KSOP each have an account in the plan that receives allocations of cash or common stock attributable to:

•	Each participant’s existing balances in the 401(k) Fund and/or the 401(a) plan which that participant elected to transfer to the Company Stock Fund pursuant to the transfer election described above, all of which is deemed vested, regardless of whether such amounts were vested when held in the 401(k) Fund and 401(a) plan accounts;

•	Future pre-tax payroll deductions that each participant may elect to direct to the Company Stock Fund and/or to the 401(k) Fund;

•	Future company matching contributions; and;

•	Future discretionary profit sharing contributions and/or dividends paid on the shares of common stock allocated to each participant’s account, if any.

Employee Deferrals

Participants may defer on a pre-tax basis, a percentage of their pay in an amount equal to between 2 percent and 50 percent of their annual compensation. However, the total of any participant’s deferrals cannot exceed the annual IRS pre-tax payroll deduction limit, which is currently $13,000 for participants under 50 years of age and $16,000 for participants who are 50 years of age or older. Certain highly compensated employees of Appleton may be limited in the amount of pre-tax payroll deductions that they can make to the KSOP each year.

Participants’ deferrals are deducted from their paychecks, in accordance with the biweekly payroll schedule. Participants have the option of directing their deferrals to the 401(k) Fund, the Company Stock Fund, or a combination of both.

Deferrals directed to the Company Stock Fund will accumulate in a short-term interest bearing account within the ESOP trust until the next valuation date, June 30th or December 31st. At that time, these deferrals, and the interest earned on these amounts, will be used to purchase shares based upon the price of a share of Paperweight Development common stock on the valuation date preceding or following the date on which the participant made the deferrals, whichever is lower.

The Principal Group, the ESOP record keeper, will then allocate shares of common stock to that participant’s account based on the amount that is held in that participant’s temporary account attributable to that participant’s pre-tax payroll deductions, plus the earnings on these amounts, if any.

Company Matching Contributions

We make matching contributions to the KSOP accounts based on the amount of each participant’s deferrals. We match 100% of employee deferrals to the Company Stock Fund and generally 50% of employee deferrals to the 401(k) Fund, in both cases up to 6% of an employee’s salary.

All matching contributions are made to the Company Stock Fund in the form of Paperweight Development common stock with limited exceptions based upon each participant’s union or nonunion employee status.

Vesting

Participants’ deferrals and any rollover contributions to the KSOP, in addition to the earnings on these amounts, are 100 percent vested at all times. All amounts transferred to the Company Stock Fund are 100 percent vested at all times.

The vesting schedule for the KSOP allows each participant to become 20 percent vested in that participant’s employer matching contribution and discretionary profit sharing contributions, if any, made to that participant’s account, after each year of service with us. After five years of service, each participant will be fully vested in that participant’s account. In determining a participant’s vested balance, the participant will receive credit for the entire amount of time the participant has been employed by us. If any participant leaves employment with us before becoming fully vested, the KSOP provides that the unvested portion of that participant’s account will be forfeited. Regardless of any participant’s period of service, that participant becomes fully vested in that participant’s account if that participant dies, becomes permanently disabled, or retires.

Diversification Rights

When any participant has reached age 55 and has 10 years of participation in the KSOP, including years that participant participated in the 401(k) plan or 401(a) plan before 2001, the participant has the right to make diversification elections for a period of six years as required by law. This means that the participant, as a “named fiduciary” under ERISA, will be able to transfer account balances out of the Company Stock Fund into the 401(k) Fund. The purpose of these rules is to ensure that participants have the right to gradually reduce the risk profile of their retirement accounts by investing in multiple funds prior to the time that they will begin making withdrawals from those accounts.

Distributions

The value of each participant’s account balances will be paid to that participant, or that participant’s beneficiary in the case of the participant’s death, upon the participant’s retirement, death, disability, resignation, dismissal, or permanent layoff. The following charts summarize the various distribution options from participants’ KSOP accounts.

Distributions from the Company Stock Fund

Event	Account	Timing
Retirement, Death and/or Disability	Transfer Account (old money)

•     Participants with an account balance of more than $5,000 do not have to begin taking a distribution until age 70 1/2

•     Participant may request annual installments for up to 10 years

•     Participant may request a lump sum distribution

•     Distributions will begin as soon as practicable following receipt of request

	Future Deferrals (new money)	• Same as above

Resignation Dismissal or Permanent Layoff	Transfer Account (old money)

•     Participants with an account balance of more than $5,000 do not have to begin taking a distribution until age 70 1/2

•     Participant may request a lump sum distribution

•     Distributions will begin as soon as practicable following receipt of request

Future Deferrals (new money)

•     Participants with an account balance of more than $5,000 do not have to begin taking a distribution until age 70 1/2

•     Participant may request a lump sum distribution

•     Distributable beginning no later than in the sixth year following the year in which termination occurred

Requests for lump sum distributions from the Company Stock Fund, including the KSOP transfer account, will be granted in accordance with a uniform, nondiscriminatory policy established by the ESOP committee. In general, all requests for lump sum distributions in any plan year will be granted to the extent that the aggregate amount requested does not exceed the sum of new deferrals to the Company Stock Fund and amounts permitted under covenants in our indebtedness, less any distributions that must be made in accordance with the statutory requirements and installment distributions obligated under prior year distribution elections. In certain respects, covenants in the agreements providing for the new senior credit facilities and the notes restrict our ability to pay dividends to Paperweight Development which could limit its ability to repurchase shares distributed to ESOP participants who have terminated employment. Notwithstanding these covenants, Paperweight Development has obligations to make distributions to former participants in the ESOP under ERISA and these obligations should supersede the terms of any such agreements. If a lump sum distribution cannot be made, distributions to former participants will be made in up to five equal annual installments.

Valuation of Each Participant’s KSOP Account

Each participant’s account is adjusted periodically to reflect the fair market value of the investment options in which that participant’s accounts are invested. Participants’ non-ESOP investments are valued each day that the New York Stock Exchange is open for business.

The fair market value of the common stock held in the ESOP is determined by an independent, third party appraiser selected by the ESOP trustee as of each June 30 and December 31.

Distribution requests and loan distributions from the Company Stock Fund will be made based on the current fair market value at the end of the period in which the request is submitted. Participant hardship distributions and diversification transfers from the Company Stock Fund will be made based on the most recent appraised value of the common stock of Paperweight Development.

The ESOP and Benefit Finance Committees

The board of directors of Appleton appoints the ESOP committee. The ESOP committee is responsible for the administration of the KSOP and the financial management of the Company Stock Fund. The ESOP committee consists of the following executive officers of Appleton: Doug Buth, Paul Karch, Dale Parker and Rick Fantini. Kerry Arent, Human Resources Director, acts as Secretary to the ESOP committee.

The ESOP committee has delegated to the Benefit Finance Committee the financial management of the 401(k) Fund. Our Board of Directors has selected Trustar Retirement Services as trustee of the non-ESOP trust and State Street Bank and Trust Company as trustee of the ESOP trust.

Voting Rights

As a named fiduciary under ERISA, each participant has the right to direct the ESOP trustee to vote shares of common stock which have been allocated to that participant’s ESOP account either for or against the following major corporate events relating to Paperweight Development requiring a shareholder vote:

•	Mergers and consolidations;

•	Sale of all or substantially all of Paperweight Development’s assets, or stock, including, for this purpose, all of the stock Paperweight Development owns in Appleton;

•	Recapitalizations and reclassifications; and

•	Liquidations and dissolutions.

For all other shareholder votes, including the election of directors, the ESOP trustee, as a named fiduciary under ERISA, will vote all shares of common stock held by the ESOP as directed by the ESOP committee but subject, however, in the case of the election of directors, to the security holders agreement described above. See “Management—Directors and Executive Officers.”

Amendment or Termination

We have reserved the right, at any time, to either amend or terminate the KSOP or ESOP. This right is subject to limitations contained in our new senior credit facilities and to substantially similar limitations contained in the indentures and described in “Description of Registered Senior Notes—Certain Covenants—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements, or ESOP Documentation” and “Description of Registered Senior Subordinated Notes—Certain Covenants—No Amendment to Fox River Indemnity Arrangements, Security Holders Agreements or ESOP Documentation.” Furthermore, no amendment to the KSOP or ESOP may:

•	cause any portion of the KSOP’s or ESOP’s assets to revert back to or become property of Paperweight Development, Appleton or any other related party; or

•	decrease the number of shares allocated to the accounts of participants in the ESOP.

In addition, if we terminate the KSOP or ESOP at any point in the future, all participants will become 100% vested in the KSOP or ESOP benefits they have accrued up to that point.

PLAN OF DISTRIBUTION

Any broker-dealer who holds old notes that were acquired for the account of such broker-dealer as a result of market-making activities or other trading activities (other than old notes acquired directly from us or any of our affiliates) may exchange such old notes for registered notes in the exchange offer. Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in exchange for old notes, where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of such notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of U.S. federal income tax consequences relating to the exchange of old notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating thereto. This summary is limited to holders of old notes who hold the old notes as “capital assets” (in general, assets held for investment) and does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or similar pass-through entities (if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership);

•	tax consequences to holders who have ceased to be United States citizens or to be taxed as resident aliens;

•	U.S. federal gift tax, estate tax or alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is a summary of the opinion of Godfrey & Kahn, S.C., our outside counsel, and is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

The exchange of your old notes for registered notes in the exchange offer will not constitute an exchange for federal income tax purposes. Accordingly, the exchange offer should have no federal income tax consequences to you if you exchange your old notes for registered notes. For example, there should be no change in your tax basis and your holding period should carry over to the registered notes. In addition, the federal income tax consequences of holding and disposing of your registered notes should also be the same as those applicable to your old notes.

The preceding discussion of U.S. federal income tax consequences is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the registered notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for the issuer by Godfrey & Kahn, S.C., Milwaukee, Wisconsin, White & Case LLP, New York, New York and Taylor Wessing, London, England.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements as of January 3, 2004 and December 28, 2002 and for each of the two years in the period ended January 3, 2004, the period from November 10, 2001 to December 29, 2001 and the period from December 31, 2000 to November 9, 2001, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bemrose Group Limited as of June 28, 2003 and for the year then ended, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

The combined financial statements of the C&H Packaging Group as of December 31, 2002 and for the year then ended, included in the prospectus, have been audited by Wipfli LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may obtain a copy of any of these documents at no cost, by writing or telephoning us at the following address:

Appleton Papers Inc.

825 East Wisconsin Avenue

P.O. Box 359

Appleton, Wisconsin 54912-0359

Attention: Secretary

Phone: (920) 734-9841

We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will file with or furnish to the SEC (unless the SEC will not accept such a filing), (1) all quarterly and annual reports that would be required to be filed with the SEC on forms 10-Q and 10-K if we were required to file such reports, and (2) all current reports that would be required to be filed with or furnished to the SEC on Form 8-K if we were required to file or furnish such reports.

INDEX TO CONSOLIDATED FINA NCIAL STATEMENTS

Page Number
Consolidated Interim Financial Statements of Paperweight Development Corp. (unaudited):

Condensed Consolidated Balance Sheets as of July 4, 2004 and January 3, 2004	F-2

Condensed Consolidated Statements of Operations for the Three and Six Months Ended July 4, 2004 and June 29, 2003	F-3

Condensed Consolidated Statements of Cash Flows for the Six Months Ended July 4, 2004 and June 29, 2003	F-4

Consolidated Statements of Redeemable Common Stock, (Accumulated Deficit) Retained Earnings, Accumulated Other Comprehensive Loss and Comprehensive Income	F-5

Notes to Condensed Consolidated Financial Statements	F-6

Consolidated Financial Statements of Paperweight Development Corp.:

Reports of Independent Registered Public Accounting Firm	F-32

Consolidated Balance Sheets as of January 3, 2004 and December 28, 2002	F-34

Consolidated Statements of Operations for the years ended January 3, 2004 and December 28, 2002 and for the periods November 10, 2001 to December 29, 2001 and December 31, 2000 to November 9, 2001	F-35

Consolidated Statements of Cash Flows for the years ended January 3, 2004 and December 28, 2002 and for the periods November 10, 2001 to December 29, 2001 and December 31, 2000 to November 9, 2001	F-36

Consolidated Statement of Shareholder’s Equity	F-37

Consolidated Statements of Redeemable Common Stock, (Accumulated Deficit) Retained Earnings, Accumulated Other Comprehensive Loss and Comprehensive Income	F-38

Notes to Consolidated Financial Statements	F-39

Consolidated Financial Statements of Bemrose Group Limited:

Report of Independent Registered Public Accounting Firm	F-86

Consolidated Profit and Loss Account for the year ended 28 June 2003	F-87

Other Statements for the year ended 28 June 2003	F-88

Consolidated Balance Sheet as at 28 June 2003	F-89

Cash Flow Statement for the year ended 28 June 2003	F-90

Accounting Policies for the year ended 28 June 2003	F-92

Notes to the Financial Statements for the year ended 28 June 2003	F-94

Combined Financial Statements of The C&H Packaging Group (unaudited):

Combined Balance Sheets as of March 31, 2003 and December 31, 2002	F-111

Combined Statements of Income and Retained Earnings for the Three Months Ended March 31, 2003 and 2002	F-113

Combined Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002	F-114

Notes to Combined Financial Statements	F-115

Combined Financial Statements of The C&H Packaging Group (audited):

Independent Auditor’s Report	F-120

Combined Balance Sheet as of December 31, 2002	F-121

Combined Statement of Income and Retained Earnings for the Year Ended December 31, 2002	F-123

Combined Statement of Cash Flows for the Year Ended December 31, 2002	F-124

Notes to Combined Financial Statements	F-125

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	July 4, 2004	January 3, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$55,761	$29,682
Accounts receivable, less allowance for doubtful accounts of $3,760 and $3,245, respectively	111,106	117,129
Inventories	140,540	129,611
Other current assets	19,399	18,450

Total current assets	326,806	294,872
Property, plant and equipment, net of accumulated depreciation of $154,758 and $123,544, respectively	498,635	522,519
Goodwill	49,680	47,971
Intangible assets, net	103,042	117,491
Environmental indemnification receivable	76,427	77,030
Other assets	16,615	9,970

Total assets	$1,071,205	$1,069,853

LIABILITIES, REDEEMABLE COMMON STOCK, ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$2,500	$31,350
Accounts payable	59,913	56,870
Accrued interest expense	2,491	1,839
Restructuring reserve	4,733	5,757
Other accrued liabilities	77,808	77,182

Total current liabilities	147,445	172,998
Senior secured notes payable	247,500	135,402
Revolving line of credit	—	10,000
Variable rate industrial development bonds	8,650	8,650
Capital lease obligation	3,299	3,504
Postretirement benefits other than pension	60,118	59,469
Accrued pension	41,659	39,696
Accrued income taxes	5,723	15,432
Environmental liability	99,385	99,329
Other long-term liabilities	9,064	8,419
Senior notes payable	185,000	—
Senior subordinated notes payable	157,000	199,958
Deferred payment obligation	—	172,742
Commitments and contingencies (Note 12)	—	—
Redeemable common stock, $0.01 par value, shares authorized: 30,000,000, shares issued and outstanding: 11,727,584 and 12,124,778, respectively	163,295	158,279
Accumulated deficit	(48,251)	(3,587)
Accumulated other comprehensive loss	(8,682)	(10,438)

Total liabilities, redeemable common stock, accumulated deficit and accumulated other comprehensive loss	$1,071,205	$1,069,853

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands)

	Three Months Ended July 4, 2004	Three Months Ended June 29, 2003	Six Months Ended July 4, 2004	Six Months Ended June 29, 2003
Net sales	$233,590	$210,649	$484,172	$414,887
Cost of sales	176,003	157,269	358,425	302,049

Gross profit	57,587	53,380	125,747	112,838
Selling, general and administrative expenses	49,759	39,423	99,627	77,773
Restructuring and other charges	416	—	829	—

Operating income	7,412	13,957	25,291	35,065
Other expense (income)
Interest expense	12,832	13,290	26,538	26,840
Debt extinguishment expenses	30,779	—	30,779	—
Interest income	(245)	(104)	(1,447)	(187)
Foreign exchange loss (gain)	754	(574)	942	(795)

(Loss) income before income taxes	(36,708)	1,345	(31,521)	9,207
(Benefit) provision for income taxes	(835)	460	(1,159)	551

Net (loss) income	$(35,873)	$885	$(30,362)	$8,656

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED

(unaudited)

(dollars in thousands)

	July 4, 2004	June 29, 2003
Cash flows from operating activities:
Net (loss) income	$(30,362)	$8,656
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	34,526	30,341
Amortization of intangible assets	5,198	4,642
Amortization of financing fees	1,475	1,824
Employer 401(k) noncash matching contributions	3,890	4,330
Foreign exchange loss (gain)	942	(795)
Loss on disposals of equipment	168	406
Accretion of deferred payment and capital lease obligations	7,655	8,047
Accretion of environmental liability	659	—
Debt extinguishment expenses	4,596	—
Discount on repayment of deferred payment obligation	(13,200)	—
(Increase)/decrease in assets and increase/(decrease) in liabilities:
Accounts receivable	5,607	(10,988)
Inventories	(10,842)	(3,701)
Other current assets	(929)	743
Accounts payable and other accrued liabilities	3,055	(9,084)
Restructuring reserve	(1,024)	(153)
Accrued income taxes	(2,371)	184
Accrued pension	1,632	923
Other, net	6,847	355

Net cash provided by operating activities	17,522	35,730

Cash flows from investing activities:
Proceeds from sale of equipment	260	—
Acquisition of businesses	(990)	(50,530)
Additions to property, plant and equipment	(14,707)	(13,491)

Net cash used by investing activities	(15,437)	(64,021)

Cash flows from financing activities:
Payments of senior secured notes payable	(166,752)	(29,356)
Proceeds from senior secured notes payable	250,000	—
Payments of senior subordinated notes payable	(192,958)	—
Proceeds from senior notes payable	185,000	—
Proceeds from senior subordinated notes payable	150,000	—
Payment of deferred payment obligation	(167,067)	—
Debt acquisition costs	(12,258)	—
Payments relating to capital lease obligation	(335)	(335)
Proceeds from revolving line of credit	—	60,000
Payments of revolving line of credit	(10,000)	(15,000)
Proceeds from issuance of redeemable common stock	4,236	4,019
Payments to redeem common stock	(17,412)	(5,150)
Increase (decrease) in cash overdraft	1,416	(2,316)

Net cash provided by financing activities	23,870	11,862
Effect of foreign exchange rate changes on cash and cash equivalents	124	—
Change in cash and cash equivalents	26,079	(16,429)
Cash and cash equivalents at beginning of period	29,682	24,390

Cash and cash equivalents at end of period	$55,761	$7,961

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON STOCK,

(ACCUMULATED DEFICIT) RETAINED EARNINGS, ACCUMULATED OTHER

COMPREHENSIVE LOSS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED

(unaudited)

(dollars in thousands, except share data)

	Redeemable Common Stock		(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income
	Shares Outstanding	Amount
Balance, January 3, 2004	12,124,778	$158,279	$(3,587)	$(10,438)
Comprehensive income:
Net loss	—	—	(30,362)	—	$(30,362)
Foreign currency translation adjustment	—	—		1,224	1,224
Realized and unrealized gains on derivatives	—	—	—	532	532

Total comprehensive income					$(28,606)

Issuance of redeemable common stock	347,937	8,126	—	—
Redemption of redeemable common stock	(745,131)	(17,412)	—	—
Accretion of redeemable common stock	—	14,302	(14,302)	—

Balance, July 4, 2004	11,727,584	$163,295	$(48,251)	$(8,682)

Balance, December 28, 2002	11,587,204	$133,581	$(541)	$(1,523)
Comprehensive income:
Net income	—	—	8,656	—	$8,656
Realized and unrealized losses on derivatives	—	—	—	(771)	(771)

Total comprehensive income					$7,885

Issuance of redeemable common stock	415,627	7,788	—	—
Redemption of redeemable common stock	(234,959)	(5,150)	—	—
Accretion of redeemable common stock	—	1,876	(1,876)	—

Balance, June 29, 2003	11,767,872	$138,095	$6,239	$(2,294)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

In the opinion of management, all adjustments necessary for the fair presentation of the results of operations for the three and six months ended July 4, 2004 and June 29, 2003, cash flows for the six months ended July 4, 2004 and June 29, 2003 and financial position at July 4, 2004 have been made. All adjustments made were of a normal recurring nature.

These condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto of Paperweight Development Corp. (“PDC” or the “Company”) and subsidiaries for each of the three years in the period ended January 3, 2004, which are included elsewhere in this prospectus. The consolidated balance sheet data as of January 3, 2004, contained within these condensed financial statements, was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. Appleton Papers Inc. (“Appleton”) is a wholly-owned subsidiary of PDC (see Note 2 “Acquisition of Businesses”).

The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. Certain prior year financial statement amounts have been reclassified to conform to their current year presentation. These reclassifications had no effect on net income.

2. ACQUISITION OF BUSINESSES

In December 2003, Appleton acquired Bemrose Group Limited, a privately-held company headquartered in Derby, England. The group’s operating unit, BemroseBooth, produces security printed vouchers and payment cards, mass transit and car parking tickets, variable data labeling, high-integrity mailing and printed promotional products such as calendars. The purchase price for this acquisition, net of cash acquired, approximated $63.0 million and was financed with cash from operations and proceeds received from a senior secured variable rate note. Appleton is obtaining independent appraisals to allocate the purchase price to the acquired net assets. The excess of the purchase price over the estimated fair value of the acquired net assets has been allocated to goodwill. Appleton expects that such appraisals, and the allocation of the purchase price, will be completed during fiscal 2004. As a result of this acquisition, goodwill of approximately $26.3 million was assigned to Appleton’s security business unit. Bemrose Group Limited has been included in the Company’s consolidated financial statements since the date of the acquisition.

The acquisition was accounted for using the purchase method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The following table summarizes the estimated fair values of the assets acquired and liabilities assumed excluding cash acquired (dollars in thousands):

Current assets	$38,713
Property, plant and equipment	33,710
Intangible assets	10,184
Goodwill	26,257
Other assets	1,182

Total assets acquired	$110,046

Current liabilities	$24,741
Other long-term liabilities	22,326

Total liabilities assumed	$47,067

Net assets acquired	$62,979

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 30, 2003, Appleton acquired all of the outstanding common shares of two privately-held Wisconsin-based companies, C&H Packaging Company, Inc. (“C&H Packaging”) and American Plastics Company, Inc. (“American Plastics”), which includes American Real Estate Corporation (a real estate holding company for the real estate assets of American Plastics). C&H Packaging prints and converts flexible plastic packaging materials for companies in the food processing, household and industrial product industries. American Plastics produces high-quality, custom multilayered films and commercial packaging. The purchase price for these acquisitions approximated $50.4 million and was financed with cash from operations and borrowings under the revolving credit portion of Appleton’s old senior credit facility. Appleton obtained independent appraisals to allocate the purchase price to the acquired net assets. As a result of this acquisition, goodwill of approximately $23.5 million has been assigned to Appleton’s performance packaging business unit. C&H Packaging and American Plastics have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (dollars in thousands):

Current assets	$13,219
Property, plant and equipment	12,300
Intangible assets	6,132
Goodwill	23,531
Other assets	110

Total assets acquired	$55,292

Current liabilities	$4,909

Total liabilities assumed	$4,909

Net assets acquired	$50,383

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the acquisitions of C&H Packaging, American Plastics and BemroseBooth had been completed on December 29, 2002. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to cost of sales, selling, general and administrative expenses, interest expense, amortization, depreciation and income taxes. These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred on December 29, 2002 or that may be obtained in the future (dollars in thousands):

	For the Three Months Ended June 29, 2003	For the Six Months Ended June 29, 2003
Net sales	$235,749	$469,825
Net (loss) income	$1,110	$6,758

At the close of business on November 9, 2001, PDC and New Appleton LLC completed the purchase of all the partnership interests of Arjo Wiggins Delaware General Partnership and its wholly-owned subsidiary, Appleton. The transaction was financed with $106.8 million of proceeds received from the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the “KSOP”) ($104.7 million, net of stock issuance costs), $265 million of senior secured notes payable borrowed at the closing, $250 million in aggregate principal amount of a senior subordinated note due 2008 issued to Arjo Wiggins Appleton plc (“AWA”), which bore interest at the rate of 11.5% per annum, and a deferred payment obligation, with a present value of $140 million at the closing of the acquisition, to be paid to AWA.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the acquisition, the Company entered into two indemnification agreements under which AWA agreed to indemnify PDC and PDC agreed to indemnify Appleton for, and pay, all governmental and third party liabilities and all costs and expenses incurred by Appleton in defense against governmental and third party claims, referred to as the Fox River Liabilities. The Fox River Liabilities also include fees and expenses of Appleton’s environmental counsel, advisers, engineers and scientific experts, and the costs incurred in obtaining studies and other analyses concerning various remedial alternatives for the Lower Fox River. The indemnification agreements mirror one another and result in Appleton receiving indemnification payments directly or indirectly from AWA.

Under the indemnification agreements, AWA agreed to indemnify the Company for the first $75 million of Fox River Liabilities and for those in excess of $100 million (see Note 12 “Commitments and Contingencies”). The Company is responsible for the $25 million of liabilities between $75 million and $100 million. The indemnification agreements provide that it is the intent of the parties that at no time will Appleton or PDC be required to fund any costs and expenses relating to the Fox River Liabilities for which Appleton or PDC will be indemnified. AWA has paid $24.4 million under the indemnification agreements through the second quarter of fiscal 2004.

Also as part of the purchase agreement, AWA agreed to indemnify the Company for 100% of net income tax liabilities after the November 9, 2001 acquisition, in respect of periods through September 30, 2001, excluding 50% of amounts in excess of $5.0 million in the aggregate up to and including $10.0 million in the aggregate, representing a maximum amount of $2.5 million for which the Company would have remained responsible. All tax refunds relating to periods through September 30, 2001 received by the Company were to first be applied against the amount of net income tax liabilities indemnified by AWA. The Company was to be allowed to retain any excess net refunds over net income tax liabilities.

As part of Appleton’s debt refinancing consummated on June 11, 2004, PDC repaid its deferred payment obligation to AWA. The accreted value of the deferred payment obligation was $180.3 million. After receiving a discount of $13.2 million, PDC paid AWA $167.1 million in full satisfaction of the obligation. In return for the $13.2 million discount, the Company agreed to amend the purchase agreement relating to the acquisition to eliminate AWA’s requirement to provide a quarterly certification of its tangible net worth and to make an escrow deposit if tangible net worth declined below a specified amount and eliminate certain of AWA’s indemnity obligations to the Company, including the aforementioned income tax indemnification, other than those specifically related to environmental issues.

Appleton received a $1.8 million federal tax refund during the first quarter of fiscal 2004, and an additional $4.4 million state tax refund in April 2004. As these refunds related to the resolution of certain tax contingencies that existed prior to the November 9, 2001 acquisition, they have been recorded as a reduction in purchase price via a decrease to long-lived intangible assets of $5.1 million. The remaining portion of these refunds, approximately $1.1 million, pertained to the accrual of interest subsequent to the November 9, 2001 acquisition date, and as such, is reflected within interest income for the six months ended July 4, 2004.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective December 30, 2001, Appleton adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with an indefinite life will no longer be amortized; however, they must be tested for impairment annually. Amortization will continue to be recorded for other intangible assets with determinable lives. The changes in the carrying amount of goodwill for the six-month period ended July 4, 2004 are as follows (dollars in thousands):

	Coated Solutions	Thermal and Advanced Technical Products	Security	Performance Packaging	Total
Balance as of January 3, 2004	$—	$—	$24,232	$23,739	$47,971
Goodwill from business acquisitions	—	—	1,303	(208)	1,095
Currency translation	—	—	(486)	—	(486)
Other	—	—	1,100	—	1,100

Balance as of July 4, 2004	$—	$—	$26,149	$23,531	$49,680

The goodwill value presented above in the security business, which relates to the BemroseBooth acquisition, is preliminary pending the Company’s final purchase price allocation, which is anticipated to be completed during fiscal 2004.

Appleton’s other intangible assets consisted of the following (dollars in thousands):

	As of July 4, 2004		As of January 3, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Trademarks	$55,615	$8,030	$58,294	$6,457
Patents	32,678	15,961	36,181	13,141
Customer relationships	13,527	1,296	13,419	776
Non-compete agreements	1,900	333	1,908	48
Applications software	—	—	480	—

Total	$103,720	$25,620	$110,282	$20,422

Unamortized intangible assets:
Trademarks	$24,942		$27,631

Of the $128.7 million of acquired intangible assets, $80.5 million was assigned to registered trademarks. Trademarks of $51.2 million related to carbonless paper and $4.4 million related to the Company’s 2003 acquisitions are being amortized over their estimated useful life of 20 years, while the remaining $24.9 million are considered to have an indefinite life and, as such, are not subject to amortization. The remaining acquired intangible assets are being amortized over their estimated useful lives ranging from 3 to 25 years for patents and customer relationships, 5 years for non-compete agreements and 7 years for applications software. Amortization expense for the three and six months ended July 4, 2004 approximated $2.5 million and $5.2 million, respectively. Amortization expense for the three and six months ended June 29, 2003 approximated $2.3 million and $4.6 million, respectively.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. RESTRUCTURING AND OTHER CHARGES

In order to position itself for long-term growth, Appleton reduced salaried employment by 46 employees during fiscal 2003 and an additional 10 employees during the first half of fiscal 2004. These reductions included positions at the corporate headquarters as well as the plant and mill sites. As a result, Appleton took a charge during the first half of 2004 of $0.8 million. Also during the first half of 2004, the Company paid out $1.4 million related to these employment termination benefits, the liabilities for which were incurred in 2004 and 2003.

During the third quarter of 1999, Appleton announced plans to close the Newton Falls mill in 2000 and the Harrisburg plant in 2001. In the third quarter of 2000, Appleton ceased operations at the Newton Falls mill and permanently closed the mill during the third quarter of 2001. Appleton sold its Harrisburg plant in August 2001. In 1999, the Company committed to exiting its New York distribution center in 2001 because it was no longer needed as a result of the closure of the Newton Falls mill and thus recorded $6.0 million of related restructuring and other charges expected to be incurred until the long-term lease expires in 2007. The $0.4 million reduction to the distribution center exit cost reserve represents lease payments, net of sublease income, for this distribution center.

The table below summarizes the components of the restructuring reserve included on the condensed consolidated balance sheets at July 4, 2004 and January 3, 2004 (dollars in thousands):

	January 3, 2004 Reserve	2004 Reserve Additions	2004 Charges to Reserve	July 4, 2004 Reserve
Distribution center exit costs	$4,136	$—	$(429)	$3,707
Employee termination benefits	1,621	829	(1,424)	1,026

	$5,757	$829	$(1,853)	$4,733

5. INVENTORIES

Inventories consist of the following (dollars in thousands):

	July 4, 2004	January 3, 2004
Finished goods	$74,281	$66,108
Raw materials, work-in-process and supplies	66,089	63,333

Total cost	140,370	129,441
Increased cost over LIFO cost	170	170

	$140,540	$129,611

Stores and spare parts inventory balances of $21.1 million at July 4, 2004 and $21.4 million at January 3, 2004 are valued at average cost and included on the raw materials, work in process and supplies line. Inventories valued using the FIFO method approximate 16% of the Company’s total inventory balance at July 4, 2004 and 11% at January 3, 2004.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances consist of the following (dollars in thousands):

	July 4, 2004	January 3, 2004
Land and improvements	$9,270	$9,118
Buildings and improvements	91,049	93,909
Machinery and equipment	491,339	488,282
Software	27,874	27,447
Capital lease	4,764	4,764
Construction in progress	29,097	22,543

	653,393	646,063
Accumulated depreciation	(154,758)	(123,544)

	$498,635	$522,519

Depreciation expense for the three months ended July 4, 2004 and June 29, 2003 approximated $17.2 million and $15.2 million, respectively. Depreciation expense for the six months ended July 4, 2004 and June 29, 2003 approximated $34.5 million and $30.3 million, respectively. Depreciation expense of approximately $14.3 million and $12.9 million for the three months ended July 4, 2004 and June 29, 2003, respectively, related to manufacturing assets and was recorded within cost of sales. Depreciation expense of approximately $28.7 million and $25.7 million for the six months ended July 4, 2004 and June 29, 2003, respectively, related to manufacturing assets and was recorded within cost of sales. Depreciation expense of approximately $2.9 million and $2.3 million for the three months ended July 4, 2004 and June 29, 2003, respectively, related to corporate administrative assets and was recorded within selling, general and administrative expenses. Depreciation expense of approximately $5.8 million and $4.6 million for the six months ended July 4, 2004 and June 29, 2003, respectively, related to corporate administrative assets and was recorded within selling, general and administrative expenses.

7. OTHER ASSETS

Other assets consist of the following (dollars in thousands):

	July 4, 2004	January 3, 2004
Deferred debt expense	$12,382	$6,195
Other	4,233	3,775

	$16,615	$9,970

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following (dollars in thousands):

	July 4, 2004	January 3, 2004
Payroll	$16,272	$10,819
Trade discounts	28,524	27,004
Workers’ compensation	4,335	4,604
Accrued insurance	2,235	2,325
Other accrued taxes	2,945	2,032
Postretirement benefits other than pension	4,131	4,131
Lower Fox River liability	9,767	9,767
Other	9,599	16,500

	$77,808	$77,182

9. NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R applies immediately for Appleton to variable interest entities created after December 31, 2003, and applies for the first reporting period beginning after December 15, 2004 to variable interest entities in which an enterprise holds a variable interest that was acquired before January 1, 2004. Appleton is currently evaluating the impact of this statement.

During December 2003, the FASB revised SFAS No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This statement also requires interim period disclosure of the components of net periodic benefit cost, and if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim disclosures were effective for Appleton in the first quarter of 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. In May 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Appleton is a sponsor of postretirement health care plans that provide prescription drug benefits. In accordance with this FSP, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plans. FSP-106-2 is effective for Appleton in the third quarter of 2004. Appleton is currently evaluating the impact of this FSP on its consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. PENSION BENEFITS

The Company has various defined benefit pension plans and a defined contribution pension plan. The components of the corresponding net periodic pension cost include the following (dollars in thousands):

	For the Three Months Ended July 4, 2004	For the Three Months Ended June 29, 2003	For the Six Months Ended July 4, 2004	For the Six Months Ended June 29, 2003
Net periodic benefit cost
Service cost	$1,767	$1,515	$3,533	$3,029
Interest cost	5,772	3,483	9,418	6,967
Expected return on plan assets	(6,462)	(4,470)	(10,731)	(8,939)
Amortization of
Prior service cost	2	2	4	4
Actuarial loss	191	—	382	—

Net periodic benefit cost	$1,270	$530	$2,606	$1,061

The Company expects to contribute $6 million to its pension plan in calendar 2004 for plan year 2003.

11. POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

Appleton has defined postretirement benefit plans that provide medical, dental and life insurance for certain retirees and eligible dependents. The components of other postretirement benefit cost include the following (dollars in thousands):

	For the Three Months Ended July 4, 2004	For the Three Months Ended June 29, 2003	For the Six Months Ended July 4, 2004	For the Six Months Ended June 29, 2003
Net periodic benefit cost
Service cost	$287	$260	$574	$520
Interest cost	1,070	1,106	2,140	2,212

Net periodic benefit cost	$1,357	$1,366	$2,714	$2,732

12. COMMITMENTS AND CONTINGENCIES

Lower Fox River

Various state and federal government agencies and Native American tribes have asserted claims against Appleton and other parties with respect to historic discharges of polychlorinated biphenyls (“PCBs”) into the Lower Fox River in Wisconsin.

Carbonless paper containing PCBs was manufactured at what is currently the Appleton plant from 1954 until 1971. Wastewater from the Appleton plant, the Combined Locks paper mill now owned by Appleton Coated LLC (which is owned by AWA’s ultimate parent) and from other local industrial facilities carried PCBs into the Lower Fox River during this time period. As a result, there are allegedly eleven million cubic yards of PCB-contaminated sediment spread over 39 miles of the Lower Fox River. Low levels of PCBs have also been washed by the Lower Fox River into Green Bay, which is part of Lake Michigan.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 1997, the EPA published notice that it intended to list the Lower Fox River on the National Priorities List of Contaminated Sites pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”). The EPA identified seven potentially responsible parties (“PRPs”) for PCB contamination in the Lower Fox River, including NCR Corporation (“NCR”) and Appleton as the former and current owners and operators of the Appleton plant, and the owners of five paper reprocessing mills located on the Fox River, including Georgia-Pacific, P.H. Glatfelter Company, WTM I Co., owned by Chesapeake Corporation, Riverside Paper Corporation and U.S. Paper Mills Corp., which is now owned by Sonoco Products Company.

On January 7, 2003, the Wisconsin Department of Natural Resources (“DNR”) issued a Record of Decision (“ROD”), with which the United States Environmental Protection Agency (“EPA”) concurred, on the first two segments of the river, which are largely upstream of the Appleton plant. The ROD provides for dredging in the first segment and monitored natural recovery in the second segment. However, the ROD also provides that up to 25% of the remedy in the first segment may consist of capping if dredging proves not to be cost-effective and certain conditions are met. It is Appleton’s position that neither Appleton nor NCR has any responsibility or liability for PCB contamination in the first segment of the Lower Fox River. On July 28, 2003, the DNR and EPA issued a ROD covering the third, fourth and fifth segments of the Lower Fox River (which includes Green Bay) which also provides for substantial dredging in that portion of the river.

In the two RODs, the DNR estimates total costs for the Lower Fox River remedial action plan of approximately $400 million, an increase of $67 million over prior estimates, over a 7 to 18 year time period. Most of the estimated costs relate to the removal of large quantities of sediment from the Lower Fox River by dredging, dewatering of the dredged materials, treatment of the dredge water and off-site disposal of the remaining solids. Based on cost estimates of large-scale dredging response actions at other sites and many subjective assumptions regarding the work to be done, engineers engaged by several of the PRPs have estimated that the cost of remediation work in the Lower Fox River could be between $740 million and $1.6 billion. The DNR strongly disputes this analysis and continues to believe that its cost estimates are accurate.

Appleton does not believe that the remedial action proposed by the DNR in the two RODs is appropriate or cost-effective. Appleton, along with the other PRPs, has developed a substantial body of evidence that Appleton believes demonstrates that selection of alternatives involving active, river-wide remediation, particularly massive dredging, would be inappropriate and unnecessary. There is ongoing vigorous debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage contaminated sediments. Although Appleton believes that the remedy adopted in the RODs is inappropriate and may be substantially modified and improved over time through further design and experience, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be implemented in the Lower Fox River.

In October 2000, the U.S. Fish and Wildlife Service (“FWS”) released a proposed restoration and compensation determination plan presenting the federal and tribal natural resource trustees’ planned approach for restoring natural resources injured by PCBs and calculating the potential natural resource damages (“NRDs”) under different remedial action scenarios. The final NRD valuation will depend on the extent of PCB cleanup; however, the proposed plan estimates that NRDs will fall in the range of $176 million to $333 million for all PRPs in the aggregate. The total costs estimated by the DNR, EPA and FWS for the proposed remediation and NRD discussed above range from $576 million to $733 million. Over the past several years and at various natural resource damage sites, the FWS and other government agencies have settled NRD claims for amounts substantially less than original estimates or claims. In June 2002, the state and federal trustees announced a proposed settlement of their NRD claims against Fort James Operating Company, a subsidiary of Georgia-Pacific Corporation (“Fort James”), the owner of one of the reprocessing mills. Under the settlement, Fort James would pay for or conduct restoration projects with a total cost of approximately $12 million. The proposed settlement

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was challenged by an environmental group in a case brought before the U.S. District Court in Milwaukee. On March 19, 2004, the U.S. District Court rejected the challenge and granted the state and federal trustees’ motion to enter the consent decree. Appleton anticipates the actual costs for the PRPs to settle NRD claims related to the Lower Fox River to be significantly less than the initial range of $176 million to $333 million.

Appleton purchased the Appleton plant from NCR in 1978, after the use of PCBs in the manufacturing process was discontinued. Nevertheless, pursuant to CERCLA, both Appleton and NCR are viewed by the EPA as PRPs. Accordingly, Appleton and NCR asserted indemnity claims against each other pursuant to the terms of the agreement for the purchase of the assets of the business in 1978. In order to resolve indemnification obligations to each other, Appleton entered into an interim settlement agreement with NCR in 1998 under which the parties agreed to share both defense and liability costs arising from the Lower Fox River.

A study performed by the FWS in 2000 provided a preliminary estimate of the amount of PCBs discharged into the Lower Fox River by each PRP and concluded that the discharges from the Appleton plant and the Combined Locks paper mill (which Appleton formerly owned and which is now owned by an affiliate of AWA) represented a percentage in the range of 36% to 52% of the total PCBs discharged. These preliminary estimates have not yet been finalized by the FWS and may be revised. The FWS analysis will not be binding on the PRPs. The final allocation of liability among the PRPs will be determined by negotiation, litigation or other dispute resolution process. Based on historical and technical analyses performed by environmental engineers Appleton has engaged, Appleton believes that the percentage of PCBs discharged from the Appleton and Combined Locks facilities is less than 20% of the total discharged by all the PRPs. A portion of Appleton’s potential liability for the Lower Fox River may be joint and several. If, in the future, one or more of the other PRPs were to become insolvent or unable to pay their respective share(s) of the potential liability, Appleton could be responsible for a portion of their share(s). Based on a review of publicly available financial information about the other PRPs, Appleton believes that the other PRPs will be required, and have adequate financial resources, to pay their share of the remediation and natural resource damage claims for the Lower Fox River.

Appleton entered into a consent decree on December 10, 2001 with NCR, the DNR, the Wisconsin Department of Justice, the EPA, the FWS, the U.S. Department of Justice, the National Oceanic and Atmospheric Administration, and the Oneida and Menomonee Indian Tribes which are collectively referred to as the intergovernmental partners, or IGP. Pursuant to the consent decree, Appleton and NCR agreed to provide up to $41.5 million over a period of four years, to a maximum of $10.4 million per year, for interim restoration and remediation efforts directed by the IGP. Appleton and NCR will each pay approximately half of the amounts paid under the consent decree. Through the first half of 2004, Appleton has paid approximately $8.4 million under the consent decree. Under the consent decree, the IGP agree not to sue or take administrative action against Appleton and NCR during the four-year period including pursuant to any claims that could be made as a result of the issuance of the ROD. The consent decree does not constitute a final settlement with the IGP or provide protection against future claims against Appleton and NCR; however, under the decree, Appleton and NCR will receive full credit against remediation costs and NRD claims for all monies expended for restoration and remediation of the Lower Fox River during the interim period including pursuant to any claims that could be made as a result of the issuance of the RODs. Appleton recorded a charge of $19.2 million for its discounted share of the arrangement during the first quarter of 2001. At July 4, 2004 this liability approximated $14.0 million.

A precise estimate of Appleton’s ultimate share of remediation and natural resource damage liability cannot be made at this time due to uncertainties with respect to: the scope and cost of implementing the final remediation plan; the scope of restoration and final valuation of federal and state NRD assessments; the evolving nature of remediation and restoration technologies and governmental policies; and Appleton’s share of remediation and NRD costs relative to the other PRPs. However, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be implemented in the Lower Fox River and provides Appleton the ability

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to reasonably estimate its potential liability. Accordingly, Appleton has recorded a reserve for this environmental liability. At January 3, 2004 this reserve approximated $109.1 million. During the first half of 2004, the total reserve was accreted by $3.5 million while payments against the reserve totaled $3.4 million. This resulted in a remaining reserve of $109.2 million as of July 4, 2004, of which $9.8 million is recorded in other accrued liabilities and $99.4 million is recorded as an environmental liability.

As part of the November 9, 2001 acquisition, AWA agreed to indemnify Appleton for the first $75 million and for all amounts over $100 million in liabilities relating to the Lower Fox River (see Note 2 “Acquisition of Businesses”). At July 4, 2004, the total indemnification receivable from AWA is $86.2 million, of which, $9.8 million is recorded in other current assets and $76.4 million is recorded as an environmental indemnification receivable. The $23.0 million difference between the reserve and the indemnification receivable represents the discounted share of Lower Fox River costs for which Appleton is responsible. The $21.0 million charge was recorded against earnings in 2002 and has accreted to $23.0 million through the first half of 2004. This discounted share was calculated using a discount rate of 6.0%, which represents Appleton’s estimate of the fair market interest rate at which this liability could be settled in an arm’s length transaction. This $21.0 million amount will accrete to $25.0 million by the end of 2005.

A summary of the indemnification receivable/environmental liability is below (dollars in thousands):

	Environmental Indemnification Receivable	Environmental Liability
Establishment of reserve for 2001 IGP consent decree	$—	$(19,209)
Accretion of Lower Fox River environmental liability	—	(747)
Fair market valuation of AWA indemnification receivable and the Lower Fox River liability as of the November 9, 2001 acquisition date	20,380	(424)

Balance, December 29, 2001	$20,380	$(20,380)
Establishment of additional indemnification receivable/environmental liability associated with the issuance of the first ROD on January 7, 2003	66,146	(66,146)
Establishment of reserve for Appleton’s portion of the Lower Fox River environmental liability in accordance with the Fox River Indemnification agreement	—	(21,017)
Payments made for indemnification receivable/environmental liability	(14,077)	14,077
Accretion of Lower Fox River indemnification receivable/environmental liability	1,052	(1,052)

Balance, December 28, 2002	$73,501	$(94,518)
Establishment of additional indemnification receivable/environmental liability associated with the issuance of the second ROD on July 28, 2003	15,581	(15,581)
Payments made for indemnification receivable/environmental liability	(6,867)	6,867
Accretion of Lower Fox River indemnification receivable/environmental liability	4,582	(5,864)

Balance, January 3, 2004	$86,797	$(109,096)
Payments made for indemnification receivable/environmental liability	(3,419)	3,419
Accretion of Lower Fox River indemnification receivable/environmental liability	2,815	(3,475)

Balance, July 4, 2004	$86,193	$(109,152)

Appleton used the estimates described below, including the most recent government agency estimates, in evaluating its Lower Fox River environmental liability: (1) total costs for remediation of $480 million, based on

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the DNR’s estimate of $400 million in total costs for remediation, plus a 20% contingency; (2) the FWS preliminary estimate that discharges from the Appleton plant and the Combined Locks mill represent 36% to 52% of the total PCBs discharged by the PRPs, which is substantially greater than Appleton’s estimate (Appleton assumes that Appleton and NCR are primarily responsible for only the discharges from the Appleton and Combined Locks facilities and not for other discharges.); (3) costs to settle NRD claims against Appleton and NCR, estimated at $20 million or less, based on the IGP’s $12 million settlement of NRD claims against Fort James; (4) Appleton’s responsibility for about half of the claims asserted against Appleton and NCR, based on the interim settlement agreement with NCR, the terms of which are confidential; and (5) $20 million in fees and expenses. Because of the numerous uncertainties underlying these estimates, it is possible that Appleton’s share of costs could be higher.

West Carrollton Mill

The West Carrollton mill operates pursuant to various state and federal permits for discharges and emissions to air and water. As a result of the de-inking of carbonless paper containing PCBs through the early 1970s, there have been releases of PCBs and volatile organic compounds into the soil in the area of the wastewater impoundments at the West Carrollton facility and low levels of PCBs have been detected in groundwater immediately under this area. In addition, PCB contamination is present in sediment in the adjacent Great Miami River, but it is believed that this contamination is from a source other than the West Carrollton mill.

Based on investigation and delineation of PCB contamination in soil and groundwater in the area of the wastewater impoundments, Appleton believes that it could be necessary to undertake remedial action in the future, although Appleton is currently under no obligation to do so. Appleton has not had any discussions or communications with any federal, state or local agencies or authorities regarding remedial action to address PCB contamination at the West Carrollton mill. Remedial action to address PCB contamination in the area of the wastewater impoundments is expected to involve construction of a cap to prevent exposure to PCBs. In addition, remedial action could involve long-term monitoring of groundwater or the construction and operation of a groundwater pump-and-treat system to prevent migration of PCB contamination in groundwater, and the removal and disposal of PCB-contaminated sediment in the Great Miami River. The cost for remedial action—including installation of a cap, long-term pumping, treating and/or monitoring of groundwater and removal of sediment in the Great Miami River—is estimated to range up to approximately $10.5 million, with approximately $3 million in short-term capital costs and the remainder to be incurred over a period of 30 years. However, costs could exceed this amount if additional contamination is discovered, if additional remedial action is necessary or if the remedial action costs are more than expected.

Because of the uncertainty surrounding the ultimate course of action for the West Carrollton mill, the Great Miami River remediation and Appleton’s share of these remediation costs, if any, no provision has been recorded in the accompanying financial statements for estimated remediation costs. In conjunction with the acquisition of the Company in 2001, AWA agreed to indemnify the Company for 50% of all environmental liabilities up to $5.0 million and 100% of all such environmental costs exceeding $5.0 million. In addition, the former owner and operator of the West Carrollton mill may be liable for all or part of the cost of remediation of historic PCB contamination. Other than the PCB contamination in the area of the wastewater impoundments, there are no other known material liabilities with respect to environmental issues at the West Carrollton mill.

Other

From time to time, Appleton may be involved in product liability and various other suits incident to the operation of its business. A comprehensive insurance program is maintained and estimated costs are recorded for claims and suits of this nature. It is management’s opinion that none of these claims or suits will have a materially adverse effect on the Company’s financial position, results of operations or cash flows.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. EMPLOYEE STOCK OWNERSHIP PLAN

The Appleton Papers Retirement Savings Plan, was amended and restated effective as of January 1, 2001, in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (“KSOP”). The KSOP includes a separate employee stock ownership plan component (“ESOP”). The KSOP is a tax-qualified retirement plan that also contains a 401(k) feature, which provides participants the ability to make pre-tax contributions to the KSOP by electing to defer a percentage of their compensation. The ESOP is a tax-qualified employee stock ownership plan that is designed to invest primarily in the common stock of PDC.

Eligible participants, as “named fiduciaries” under ERISA, were offered a one-time irrevocable election to acquire a beneficial interest in the common stock of PDC by electing to direct the transfer of all or a portion of their existing account balances in the KSOP and the 401(a) plan (Appleton Papers Inc. Retirement Medical Savings Plan) to the Company Stock Fund. The total proceeds transferred by eligible participants to the Company Stock Fund were approximately $106.8 million. All proceeds of the offering were used by the ESOP trustee to purchase 10,684,373 shares of PDC common stock. As a result of this purchase, the ESOP owns 100% of the common stock of PDC.

The value of each participant’s account balance will be paid to that participant, or that participant’s beneficiary, in the case of the participant’s death, upon the participant’s retirement, death, disability, resignation, dismissal or permanent layoff. Requests for lump sum distributions from the Company Stock Fund will be granted in accordance with a uniform, nondiscriminatory policy established by the ESOP committee. In general, all requests for lump sum distributions in any plan year will be granted to the extent that the aggregate amount requested does not exceed the amount of new deferrals to the Company Stock Fund, less any distributions that must be made in accordance with the statutory requirements and installment distributions the KSOP is obligated to make under prior year distribution elections. Covenants in the agreements providing for the new senior credit facility, the Senior Notes and the Senior Subordinated Notes restrict Appleton’s ability to pay dividends to PDC which could limit PDC’s ability to repurchase shares distributed to ESOP participants who have terminated employment or who are entitled to diversification rights. PDC has obligations to make distributions to former participants in the ESOP under ERISA and these obligations may supersede the terms of the respective agreements. If lump sum distributions cannot be made, distributions to former participants will be made in up to five equal annual installments.

Appleton’s matching contributions charged to expense amounted to $2.0 million and $1.9 million for the three months ended July 4, 2004 and June 29, 2003, respectively, all of which will be deposited into the Company Stock Fund. Appleton’s matching contributions charged to expense for the six months ended July 4, 2004 and June 29, 2003 were $3.9 million and $4.3 million, respectively, all of which will be deposited into the Company Stock Fund. As a result of hardship withdrawals, diversification and employee terminations, 745,131 shares of PDC redeemable common stock were repurchased during the first half of 2004 at an aggregate price of $17.4 million. During the same period, the ESOP trustee purchased 181,410 shares of PDC redeemable common stock for an aggregate price of $4.2 million from pre-tax deferrals, rollovers and loan payments made by employees, as well as interest received by the trust, during the first half of 2004, while Appleton’s matching deferrals over this same period resulted in an additional 166,527 shares of redeemable common stock being issued.

In accordance with EITF Topic D-98, redeemable equity securities are required to be accreted (i.e., increased) so the amount in the balance sheet reflects the estimated amount redeemable at the earliest redemption date based upon the redemption value at each period end. Redeemable common stock is being accreted up to the earliest redemption date based upon the estimated fair market value of the redeemable common stock as of July 4, 2004. The earliest redemption date occurs when the holder reaches 55 years of age and has 10 years of participation in the KSOP. At that point, the holder has the right to make diversification elections for a period of

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

six years. Appleton accreted the redeemable common stock by $14.3 million for the six months ended July 4, 2004. Based upon the estimated fair value of the redeemable common stock, an ultimate redemption liability of approximately $306 million was determined. The redeemable common stock recorded book value as of July 4, 2004 was $163 million, which leaves a remaining unrecognized liability to be accreted of approximately $143 million. The fair value of the redeemable common stock is determined by an independent, third party appraiser selected by State Street Global Advisors, the ESOP Trustee, as required by law and the ESOP. Such valuations are made as of June 30 and December 31. Until the independent valuation is received, the fair value of the stock is estimated by management. Because the calculations of the third party appraiser are not provided by the ESOP Trustee to management, these interim estimates as of the first and third quarter of each year may differ from the values determined by the appraiser as of June 30 and December 31. Adjustments (if any) as of the first quarter and third quarter of each year will be recorded when the independent valuation is received. The accretion is being charged to retained earnings as redeemable common stock is the only class of shares outstanding.

14. LONG-TERM OBLIGATIONS

Long-term obligations, excluding the capital lease obligation, consist of the following (dollars in thousands):

	July 4, 2004	January 3, 2004
Senior secured variable rate note payable at LIBOR plus 3.0%, $2,330 due quarterly ending November 8, 2005	$—	$26,752
Senior secured variable rate note payable at LIBOR plus 2.5%, $327 due quarterly with $127,711 due November 8, 2006	—	140,000
Senior secured variable rate note payable at LIBOR plus 2.25%, $625 due quarterly with $235,625 due June 11, 2010	250,000	—
Revolving line of credit at LIBOR plus 3.0%	—	10,000

	250,000	176,752
Less obligations due within one year	(2,500)	(31,350)

	$247,500	$145,402
Unsecured variable rate industrial development bonds, 1. 3% average interest rate at July 4, 2004, $2,650 due in 2013 and $6,000 due in 2027	8,650	8,650
Senior notes payable at 8.125%, due June 15, 2011	185,000	—
Senior subordinated notes payable at 12.5%, due December 15, 2008	7,000	199,958
Senior subordinated notes payable at 9.75%, due June 15, 2014	150,000	—
Deferred payment obligation, due May 8, 2010 at 10% per annum compounded semi-annually to the date of repayment	—	172,742

On November 9, 2001, Appleton entered into a $340 million senior credit facility, which we refer to as the old senior credit facility. The old senior credit facility included the following: a four-year credit facility of up to $75 million for revolving loans, including letters of credit; a four-year senior secured note of $115 million; and a five-year senior secured note of $150 million. The old senior credit facility was unconditionally, jointly and severally guaranteed by PDC and by WTA Inc., C&H Packaging Company, Inc., American Plastics Company, Inc., American Real Estate Corporation, Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA, Inc., each of which is a direct or indirect wholly-owned subsidiary of Appleton.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From November 18, 2002 through April 1, 2003 the Company’s defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, the interest rate on the $115 million senior secured note and the revolving credit facility was reduced to LIBOR plus 2.5%. From April 2, 2003 through May 15, 2003, the Company’s defined leverage ratio was calculated at less than 2.5 to 1.00 but greater than or equal to 2.00 to 1.00 and, as a result, the interest rate was increased to LIBOR plus 3.0%. From May 16, 2003 through August 19, 2003 the Company’s defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, the interest rate was decreased to LIBOR plus 2.5%. Since August 20, 2003 and continuing through June 10, 2004, the interest rate was increased to LIBOR plus 3.0% because the Company’s defined leverage ratio was calculated at less than 2.5 to 1.00 but greater than or equal to 2.00 to 1.00.

In April 2003 an amendment to the old senior credit facility was approved by a majority of the lenders that allowed Appleton to make acquisitions of $150 million in total over the life of the term loans, with no single acquisition totaling more than $60 million. In addition, the amendment allowed for an increase in the revolving line of credit from $75 million to $100 million should Appleton have needed to access additional funds. It also allowed Appleton to repurchase and retire an additional $50 million of aggregate principal amount of its 12.5% Series B Senior Subordinated Notes due 2008.

In December 2003 an amendment to the old senior credit facility was approved by a majority of the lenders which amended the related financial covenants to provide additional flexibility, allow the establishment of a UK subsidiary, allow for Euro and British Sterling borrowings, classify the acquisition of American Plastics, C & H Packaging and BemroseBooth as permitted investments, thereby preserving the $150 million limit for future acquisitions as permitted under the April 18, 2003 amendment and increased the single acquisition limit from $60 million to $75 million. In addition, the amendment also allowed for the refinancing discussed below.

Through June 5, 2002, borrowings under the $150 million senior secured note bore interest at LIBOR plus 4.25% per annum, subject to a minimum LIBOR rate of 2.5%. On June 6, 2002, Appleton refinanced the $112.4 million remaining principal amount and replaced it with similar debt carrying a reduced interest rate of LIBOR plus 3.25%, not subject to a minimum LIBOR rate. The terms of this refinanced debt also allowed Appleton to repurchase up to $50 million in aggregate principal amount of its 12.5% Senior Subordinated Notes due 2008. In December 2003, Appleton refinanced the remaining $83.3 million of the $150 million senior secured note and borrowed an additional $56.7 million with which to make the Bemrose Group Limited acquisition. This debt, which was similar to the previous debt, carried an interest rate of LIBOR plus 2.5%. As a result of this refinancing, $1.4 million of deferred debt issuance costs were written off in fiscal 2003 as debt extinguishment expenses.

On December 14, 2001, Appleton issued $250 million aggregate principal amount of its 12.5% Series A Senior Subordinated Notes due 2008, which were used to redeem in full, at par, the senior subordinated note due 2008 held by AWA (see Note 2 “Acquisition of Businesses”). On June 12, 2002, Appleton’s Registration Statement on Form S-4, relating to the offer to exchange up to $250 million of its registered 12.5% Series B Senior Subordinated Notes due 2008 for any and all of its outstanding 12.5% Series A Senior Subordinated Notes due 2008, was declared effective by the Securities and Exchange Commission. The exchange offer closed on July 12, 2002. The entire outstanding principal balance of Series A notes was exchanged for Series B notes. During 2002, Appleton purchased and retired $50.0 million of its Series B notes. The Company paid a premium of $1.8 million on the purchase and retirement of these Series B notes.

On June 11, 2004 Appleton completed a voluntary refinancing of its debt. The new senior credit facility includes a six-year, $250 million term loan bearing interest at a base rate, or at LIBOR, at Appleton’s option, plus an applicable margin, which is initially set at 1.25% for base rate loans and 2.25% for LIBOR loans, but which is determined by reference to a pricing grid for subsequent quarters. Mandatory principal payments of

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$625,000 are due quarterly with the remaining balance due June 11, 2010. The new senior credit facility also includes a five-year, $125 million revolving credit facility. The new senior credit facility contains covenants under which certain minimum leverage and coverage ratios must be met. As part of the 2004 refinancing, Appleton also issued $185 million aggregate principal amount of 8.125% Senior Notes due 2011 and $150 million aggregate principal amount of 9.75% Senior Subordinated Notes due 2014. The proceeds of the new senior credit facility were used to repay the amounts outstanding under the old senior credit facility, plus interest, consisting of Term Loan A and Term Loan D of $14.0 million and $130.7 million, respectively. The balance of the proceeds of the new senior credit facility, together with the proceeds of the offering of the senior notes and the senior subordinated notes, were used to repurchase approximately $193 million, plus interest, of the approximately $200 million in aggregate principal amount outstanding of the 12.5% Senior Subordinated Notes due 2008 and the deferred payment obligation. The deferred payment obligation, which was due May 8, 2010, had accreted at 10% per annum to $180.3 million as of June 11, 2004. AWA discounted this obligation by $13.2 million and accepted $167.1 million as payment in full of the obligation.

The new senior credit facility is unconditionally guaranteed by Paperweight Development Corp. and by substantially all of Appleton’s subsidiaries, other than certain immaterial subsidiaries. In addition, it is secured by liens on substantially all of Appleton’s, the subsidiary guarantors’ and certain of Appleton’s other subsidiaries’ assets and by a pledge of Appleton’s and its subsidiaries’ capital stock. The Senior Notes and Senior Subordinated Notes are unconditionally guaranteed by Paperweight Development Corp., WTA Inc., C&H Packaging Company, Inc., American Plastics Company, Inc., American Real Estate Corporation, Appleton Steam Inc., Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA, Inc. As a result of the 2004 refinancing, $4.6 million of deferred debt issuance costs were written off. A premium of $37.2 million was also paid in conjunction with the repurchase of the 12.5% Senior Subordinated Notes. Related fees of $2.2 million were also incurred. These total costs of $44.0 million, less the $13.2 million discount discussed above, were recorded as debt extinguishment expenses.

The one-month LIBOR rate at July 4, 2004 was 1.4%.

Prior to the June 11, 2004 refinancing, Appleton made mandatory debt repayments of $22.1 million, plus interest, during 2004 on its outstanding senior secured notes.

15. SEGMENT INFORMATION

Appleton operates in four business segments: coated solutions, thermal and advanced technical products, security products and performance packaging. Based upon quantitative thresholds, coated solutions and the thermal and advanced technical products segment constitute Appleton’s reportable segments. Management evaluates the performance of the segments based primarily on operating income. Items excluded from the determination of segment operating income are unallocated corporate charges, business development costs not associated with existing segments, interest income, interest expense, debt extinguishment expenses, minority interest expense and foreign currency gains and losses.

The carbonless business is the largest component of the coated solutions segment. Carbonless paper is used to make multipart business forms such as invoices and credit card receipts. As part of its coated solutions business, Appleton produces coated products for inkjet printing, point-of-sale displays and other design and print applications. Appleton reorganized its business segments in 2003, and for all periods presented, to include carbonless products with security features in the coated solutions segment. Appleton also offers customers custom coating solutions and the potential for strategic partnerships through its engineered manufacturing solutions, or toll coating, program. This program focuses on Appleton’s ability to apply barrier and/or printable

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

coatings to substrates. Appleton supplies coated solutions products to merchants, printers and paper converters primarily in North America.

The thermal and advanced technical products segment consists of the thermal business as well as the development of non-thermal products and related substrates for the transaction and item identification markets. These products are routinely used for point-of-sale receipts and coupons; event and transportation tickets; lottery and gaming tickets; tags for airline baggage and retail applications; and label products for grocery, shipping, medical and retail applications. Appleton supplies thermal and advanced technical products primarily to paper converters in North America.

The security business produces products with basic security features that make them resistant to forgery and counterfeiting. From that foundation Appleton is building a comprehensive business that incorporates security technologies including watermarks, taggants, embedded threads and fibers and machine-readable technologies. The focus of the security business is on checks, business and government documents and the emerging brand protection market. In December 2003, Appleton acquired BemroseBooth, located in the United Kingdom, in order to gain greater access to international security product markets.

Appleton entered the performance packaging market in 2003 by acquiring two Wisconsin-based companies that produce high-quality, custom multilayered films and commercial packaging and print and convert flexible plastic packaging materials for companies in the food processing, household and industrial product industries.

Appleton does not allocate total assets internally in assessing operating performance. Net sales, operating income and depreciation and amortization as determined by Appleton for its reportable segments are as follows (dollars in thousands):

	For the Three Months Ended July 4, 2004	For the Three Months Ended June 29, 2003	For the Six Months Ended July 4, 2004	For the Six Months Ended June 29, 2003
Net sales
Coated solutions	$148,326	$157,991	$308,418	$317,974
Thermal and advanced technical products	46,603	42,099	98,565	82,594
Other (1)	38,661	10,559	77,189	14,319

Total	$233,590	$210,649	$484,172	$414,887

Operating income (loss)
Coated solutions	$10,940	$17,562	$31,479	$40,996
Thermal and advanced technical products	1,280	683	2,878	1,514
Other (1)	(718)	(1,374)	(1,924)	(2,213)
Unallocated corporate charges and business development costs	(4,090)	(2,914)	(7,142)	(5,232)

Total	$7,412	$13,957	$25,291	$35,065

Depreciation and amortization
Coated solutions	$13,546	$13,751	$27,084	$27,706
Thermal and advanced technical products	3,417	3,059	6,989	5,966
Other (1)	2,772	749	5,581	1,259
Business development costs	35	26	70	52

Total	$19,770	$17,585	$39,724	$34,983

(1)	Other consists of security products and performance packaging.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. GUARANTOR FINANCIAL INFORMATION

Appleton (the “Issuer”) has issued senior notes and senior subordinated notes (the “Notes”), which have been guaranteed by PDC (the “Parent Guarantor”) and WTA Inc., C&H Packaging Company, Inc., American Plastics Company, Inc., American Real Estate Corporation, Appleton Steam Inc., Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA, Inc., each of which is a wholly-owned subsidiary of Appleton, (the “Subsidiary Guarantors”). These guarantees are full, unconditional and joint and several.

Presented below is condensed consolidating financial information for the Parent Guarantor, the Issuer, the Subsidiary Guarantors and a wholly-owned non-guarantor subsidiary (the “Non-Guarantor Subsidiary”) as of July 4, 2004 and January 3, 2004 and for the three and six months ended July 4, 2004 and June 29, 2003. This financial information should be read in conjunction with the condensed consolidated financial statements and other notes related thereto.

The condensed consolidating financial information has been presented to show the nature of the assets held, results of operations and cash flows of the Parent Guarantor, Issuer, Subsidiary Guarantors and Non-Guarantor Subsidiary assuming the guarantee structure of the Notes was in effect at the beginning of the periods presented. Separate financial statements for the Parent and Subsidiary Guarantors are not presented based on management’s determination that they would not provide additional information that is material to readers of these financial statements.

The new senior credit facility, the Senior Notes and the Senior Subordinated Notes place restrictions on the subsidiaries of the Issuer that would limit dividend distributions by these subsidiaries.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

July 4, 2004

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$—	$47,241	$5,717	$2,803	$—	$55,761
Accounts receivable, net	—	86,406	16,009	8,691	—	111,106
Inventories	—	118,348	19,799	2,393	—	140,540
Other current assets	9,767	6,309	3,139	184	—	19,399

Total current assets	9,767	258,304	44,664	14,071	—	326,806
Property, plant and equipment, net	—	448,072	50,508	55	—	498,635
Investment in subsidiaries	278,917	338,552	—	—	(617,469)	—
Other assets	76,439	86,017	83,270	38	—	245,764

Total assets	$365,123	$1,130,945	$178,442	$14,164	$(617,469)	$1,071,205

LIABILITIES, REDEEMABLE COMMON STOCK, (ACCUMULATED DEFICIT) RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$—	$2,500	$—	$—	$—	$2,500
Accounts payable	—	43,324	16,565	24	—	59,913
Due to (from) parent and affiliated companies	258,761	(65,715)	(196,914)	3,868	—	—
Other accrued liabilities	—	73,058	9,262	2,712	—	85,032

Total current liabilities	258,761	53,167	(171,087)	6,604	—	147,445
Long-term debt	—	598,150	—	—	—	598,150
Capital lease obligation	—	3,299	—	—	—	3,299
Other long-term liabilities	—	197,412	18,582	(45)	—	215,949
Deferred payment obligation	—	—	—	—	—	—
Redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	106,362	278,917	330,947	7,605	(617,469)	106,362

Total liabilities, redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	$365,123	$1,130,945	$178,442	$14,164	$(617,469)	$1,071,205

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

January 3, 2004

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$—	$21,020	$5,676	$2,986	$—	$29,682
Accounts receivable, net	—	77,627	32,275	7,227	—	117,129
Inventories	—	115,803	11,202	2,606	—	129,611
Other current assets	9,767	6,949	1,553	181	—	18,450

Total current assets	9,767	221,399	50,706	13,000	—	294,872
Property, plant and equipment, net	—	469,504	52,950	65	—	522,519
Investment in subsidiaries	308,924	365,961	—	—	(674,885)	—
Other assets	77,042	97,934	77,447	39	—	252,462

Total assets	$395,733	$1,154,798	$181,103	$13,104	$(674,885)	$1,069,853

LIABILITIES, REDEEMABLE COMMON STOCK, (ACCUMULATED DEFICIT) RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$—	$31,350	$—	$—	$—	$31,350
Accounts payable	—	39,132	17,716	22	—	56,870
Due to (from) parent and affiliated companies	78,737	147,528	(228,964)	2,699	—	—
Other accrued liabilities	—	69,774	12,581	2,423	—	84,778

Total current liabilities	78,737	287,784	(198,667)	5,144	—	172,998
Long-term debt	—	354,010	—	—	—	354,010
Capital lease obligation	—	3,504	—	—	—	3,504
Other long-term liabilities	—	200,576	21,749	20	—	222,345
Deferred payment obligation	172,742	—	—	—	—	172,742
Redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	144,254	308,924	358,021	7,940	(674,885)	144,254

Total liabilities, redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	$395,733	$1,154,798	$181,103	$13,104	$(674,885)	$1,069,853

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 4, 2004

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$415,357	$66,857	$33,045	$(31,087)	$484,172
Cost of sales	—	307,432	51,239	31,652	(31,898)	358,425

Gross profit	—	107,925	15,618	1,393	811	125,747
Selling, general and administrative expenses	—	79,302	18,566	1,504	255	99,627
Restructuring and other charges	—	829	—	—	—	829

Operating income (loss)	—	27,794	(2,948)	(111)	556	25,291
Interest expense	8,252	27,201	1,549	—	(10,464)	26,538
Interest income	(211)	(2,073)	(9,611)	(16)	10,464	(1,447)
Debt extinguishment expenses	(13,005)	43,784	—	—	—	30,779
Intercompany royalty expense (income)	—	5,976	(5,976)	—	—	—
Loss (income) in equity investment	35,326	(12,282)	—	—	(23,044)	—
Other loss	—	514	—	240	188	942

(Loss) income before income taxes	(30,362)	(35,326)	11,090	(335)	23,412	(31,521)
Benefit for income taxes	—	—	(1,159)	—	—	(1,159)

Net (loss) income	$(30,362)	$(35,326)	$12,249	$(335)	$23,412	$(30,362)

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 29, 2003

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$404,920	$6,830	$29,630	$(26,493)	$414,887
Cost of sales	—	296,008	6,193	27,229	(27,381)	302,049

Gross profit	—	108,912	637	2,401	888	112,838
Selling, general and administrative expenses	—	71,663	3,927	1,383	800	77,773

Operating income (loss)	—	37,249	(3,290)	1,018	88	35,065
Interest expense	7,905	27,027	6	—	(8,098)	26,840
Interest income	(190)	(171)	(7,911)	(13)	8,098	(187)
Intercompany royalty expense (income)	—	5,806	(5,806)	—	—	—
Income in equity investment	(16,371)	(12,335)	—	—	28,706	—
Other income	—	—	—	(1,300)	505	(795)

Income before income taxes	8,656	16,922	10,421	2,331	(29,123)	9,207
Provision for income taxes	—	551	—	—	—	551

Net income	$8,656	$16,371	$10,421	$2,331	$(29,123)	$8,656

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JULY 4, 2004

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$198,814	$33,828	$16,455	$(15,507)	$233,590
Cost of sales	—	150,557	25,782	15,698	(16,034)	176,003

Gross profit	—	48,257	8,046	757	527	57,587
Selling, general and administrative expenses	—	39,765	9,136	751	107	49,759
Restructuring and other charges	—	416	—	—	—	416

Operating income (loss)	—	8,076	(1,090)	6	420	7,412
Interest expense	3,951	13,221	1,549	—	(5,889)	12,832
Interest income	(60)	(925)	(5,139)	(10)	5,889	(245)
Debt extinguishment expenses	(13,005)	43,784	—	—	—	30,779
Intercompany royalty expense (income)	—	2,869	(2,869)	—	—	—
Loss (income) in equity investment	44,179	(6,281)	—	—	(37,898)	—
Other loss	—	426	—	274	54	754

(Loss) income before income taxes	(35,065)	(45,018)	5,369	(258)	38,264	(36,708)
Benefit for income taxes	—	(31)	(804)	—	—	(835)

Net (loss) income	$(35,065)	$(44,987)	$6,173	$(258)	$38,264	$(35,873)

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 29, 2003

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$201,835	$6,830	$14,881	$(12,897)	$210,649
Cost of sales	—	150,811	6,193	13,695	(13,430)	157,269

Gross profit	—	51,024	637	1,186	533	53,380
Selling, general and administrative expenses	—	35,855	2,418	761	389	39,423

Operating income (loss)	—	15,169	(1,781)	425	144	13,957
Interest expense	3,951	13,363	6	—	(4,030)	13,290
Interest income	(79)	(93)	(3,954)	(8)	4,030	(104)
Intercompany royalty expense (income)	—	2,857	(2,857)	—	—	—
Income in equity investment	(4,757)	(6,173)	—	—	10,930	—
Other income	—	(2)	—	(766)	194	(574)

Income before income taxes	885	5,217	5,024	1,199	(10,980)	1,345
Provision for income taxes	—	460	—	—	—	460

Net income	$885	$4,757	$5,024	$1,199	$(10,980)	$885

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JULY 4, 2004

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(30,362)	$(35,326)	$12,249	$(335)	$23,412	$(30,362)
Adjustments to reconcile net (loss) income to net cash (used by) provided by operating activities:
Depreciation and amortization	—	35,473	4,241	10	—	39,724
Other	(5,675)	11,620	—	240	—	6,185
Change in assets and liabilities, net	36,256	34,290	(43,892)	(1,267)	(23,412)	1,975

Net cash provided by (used by) operating activities	219	46,057	(27,402)	(1,352)	—	17,522
Cash flows from investing activities:
Proceeds from sale of equipment	—	260	—	—	—	260
Acquisition of businesses	—	(990)	—	—	—	(990)
Additions to property, plant and equipment	—	(10,100)	(4,607)	—	—	(14,707)

Net cash used by investing activities	—	(10,830)	(4,607)	—	—	(15,437)
Cash flows from financing activities:
Payments of senior secured notes payable	—	(166,752)	—	—	—	(166,752)
Proceeds from senior secured notes payable	—	250,000	—	—	—	250,000
Payments of senior subordinated notes payable	—	(192,958)	—	—	—	(192,958)
Proceeds from senior notes payable	—	185,000	—	—	—	185,000
Proceeds from senior subordinated notes payable	—	150,000	—	—	—	150,000
Payment of deferred payment obligation	(167,067)	—	—	—	—	(167,067)
Debt acquisition costs	—	(12,258)	—	—	—	(12,258)
Payments relating to capital lease obligation	—	(335)	—	—	—	(335)
Payments of revolving line of credit	—	(10,000)	—	—	—	(10,000)
Due to parent and affiliated companies, net	180,024	(213,243)	32,050	1,169	—	—
Proceeds from issuance of common stock	4,236	—	—	—	—	4,236
Payments to redeem common stock	(17,412)	—	—	—	—	(17,412)
Increase in cash overdraft	—	1,416	—	—	—	1,416

Net cash (used by) provided by financing activities	(219)	(9,130)	32,050	1,169	—	23,870
Effect of foreign exchange rate changes on cash and cash equivalents	—	124	—	—	—	124
Change in cash and cash equivalents	—	26,221	41	(183)	—	26,079
Cash and cash equivalents at beginning of period	—	21,020	5,676	2,986	—	29,682

Cash and cash equivalents at end of period	$—	$47,241	$5,717	$2,803	$—	$55,761

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 29, 2003

(unaudited)

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$8,656	$16,371	$10,421	$2,331	$(29,123)	$8,656
Adjustments to reconcile net income to net cash provided by (used by) operating activities:
Depreciation and amortization	—	31,775	3,204	4	—	34,983
Other	7,905	7,207	—	(1,300)	—	13,812
Change in assets and liabilities, net	(14,420)	(34,636)	(226)	(1,562)	29,123	(21,721)

Net cash provided by (used by) operating activities	2,141	20,717	13,399	(527)	—	35,730
Cash flows from investing activities:
Proceeds from sale of equipment	—	—	—	—	—	—
Additions to property, plant and equipment	—	(13,414)	(77)	—	—	(13,491)
Acquisition of businesses	—	(50,530)	—	—	—	(50,530)

Net cash used by investing activities	—	(63,944)	(77)	—	—	(64,021)
Cash flows from financing activities:
Payments of long-term debt	—	(29,356)	—	—	—	(29,356)
Payments relating to capital lease obligation	—	(335)	—	—	—	(335)
Proceeds from revolving line of credit	—	60,000	—	—	—	60,000
Payments of revolving line of credit	—	(15,000)	—	—	—	(15,000)
Due to parent and affiliated companies, net	(1,010)	12,333	(13,253)	1,930	—	—
Proceeds from issuance of redeemable common stock	4,019	—	—	—	—	4,019
Payments to redeem common stock	(5,150)	—	—	—	—	(5,150)
Decrease in cash overdraft	—	(2,316)	—	—	—	(2,316)

Net cash (used by) provided by financing activities	(2,141)	25,326	(13,253)	1,930	—	11,862
Change in cash and cash equivalents	—	(17,901)	69	1,403	—	(16,429)
Cash and cash equivalents at beginning of period	—	23,521	23	846	—	24,390

Cash and cash equivalents at end of period	$—	$5,620	$92	$2,249	$—	$7,961

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Paperweight Development Corp. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable common stock, (accumulated deficit) retained earnings, accumulated other comprehensive loss and comprehensive income and cash flows present fairly, in all material respects, the financial position of Paperweight Development Corp. and its subsidiaries at January 3, 2004 and December 28, 2002, and the results of its operations and its cash flows for each of the two years in the period ended January 3, 2004 and for the period from November 10, 2001 to December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective December 30, 2001.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” relating to the classification of gains and losses from extinguishment of debt effective December 30, 2001.

As discussed in Note 3 to the consolidated financial statements, the Predecessor Company had a change in ownership as of November 9, 2001 which resulted in a new basis of accounting.

/s/    PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

March 24, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Appleton Papers Inc. and Subsidiaries:

In our opinion, the consolidated statements of operations, shareholder’s equity and cash flows for the period December 31, 2000 to November 9, 2001 present fairly, in all material respects, the results of operations and cash flows of Appleton Papers Inc. and its subsidiaries for the period December 31, 2000 to November 9, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

March 4, 2002

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JANUARY 3, 2004 and DECEMBER 28, 2002

(dollars in thousands, except share data)

	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$29,682	$24,390
Accounts receivable, less allowance for doubtful accounts of $3,245 and $1,428, respectively	117,129	93,377
Inventories	129,611	118,098
Other current assets	18,450	12,933

Total current assets	294,872	248,798
Property, plant and equipment, net	511,560	504,088
Goodwill	47,971	—
Intangible assets, net	128,450	127,016
Environmental indemnification receivable	77,030	67,356
Other assets	9,970	12,904

Total assets	$1,069,853	$960,162

LIABILITIES, REDEEMABLE COMMON STOCK, ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$31,350	$42,419
Accounts payable	56,870	45,419
Accrued interest expense	1,839	1,758
Restructuring reserve	5,757	4,753
Other accrued liabilities	77,182	64,743

Total current liabilities	172,998	159,092
Senior secured notes payable	135,402	108,923
Revolving line of credit	10,000	—
Variable rate industrial development bonds	8,650	8,650
Capital lease obligation	3,504	3,923
Postretirement benefits other than pension	59,469	58,262
Accrued pension	39,696	10,959
Accrued income taxes	15,432	24,548
Environmental liability	99,329	88,373
Other long-term liabilities	8,419	9,548
Senior subordinated notes payable	199,958	199,958
Deferred payment obligation	172,742	156,409
Commitments and contingencies (Note 19)	—	—
Redeemable common stock, $0.01 par value, shares authorized: 30,000,000, shares issued and outstanding: 12,124,778 and 11,587,204, respectively	158,279	133,581
Accumulated deficit	(3,587)	(541)
Accumulated other comprehensive loss	(10,438)	(1,523)

Total liabilities, redeemable common stock, accumulated deficit and accumulated other comprehensive loss	$1,069,853	$960,162

The accompanying notes are an integral part of the consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	(Successor Basis)		(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Net sales	$861,453	$897,973	$112,950	$842,868
Cost of sales	634,323	630,712	76,345	591,741

Gross profit	227,130	267,261	36,605	251,127
Selling, general and administrative expenses	159,103	156,577	18,693	135,126
Restructuring and other charges	2,629	—	—	6,385
Environmental expense	—	21,017	—	23,389
Litigation settlements	—	—	—	449
Equipment relocation expenses	—	—	—	463

Operating income	65,398	89,667	17,912	85,315
Other expense (income)
Interest expense	54,160	68,354	10,638	25,441
Debt extinguishment expenses	1,396	11,754	—	10,392
Interest income	(315)	(990)	(406)	(8,818)
Foreign exchange (gain) loss	(1,085)	(46)	(53)	492

Income before income taxes from continuing operations	11,242	10,595	7,733	57,808
Provision for income taxes	83	503	117	20,625

Income from continuing operations	11,159	10,092	7,616	37,183

Discontinued operations, net of tax:
Loss from discontinued operations	—	—	—	(4,462)

Net income	$11,159	$10,092	$7,616	$32,721

The accompanying notes are an integral part of the consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Cash flows from operating activities:
Income from continuing operations	$11,159	$10,092	$7,616	$37,183
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation	61,548	58,514	4,716	36,201
Amortization of intangible assets	9,670	9,463	1,289	458
Amortization of financing fees	3,418	9,585	1,770	59
Employer 401(k) noncash matching contributions	8,093	7,339	1,154	—
Foreign exchange (gain) loss	(1,085)	(46)	(53)	492
Loss on disposals of equipment	887	1,563	—	1,252
Debt extinguishment expenses	540	11,754	—	209
Accretion of deferred payment and capital lease obligations	16,612	14,818	1,890	324
Deferred income taxes	—	—	—	(11,840)
Asset impairment charges	—	—	—	3,827
(Increase)/decrease in assets and increase/(decrease) in liabilities excluding effects of business acquisitions:
Accounts receivable	12,667	12,017	17,524	17,215
Inventories	4,863	16,500	(4,767)	25,308
Other current assets	(694)	(923)	54	(226)
Accounts payable and other accrued liabilities	(5,046)	(6,335)	(1,426)	(14,480)
Restructuring reserve	1,004	(711)	(19)	(9,913)
Accrued income taxes	437	17,970	289	(4,656)
Accrued pension	1,803	(7,097)	205	—
Environmental liability/receivable, net	—	21,017	—	20,012
Other, net	468	1,368	(187)	(828)

Net cash provided by operating activities of continuing operations	126,344	176,888	30,055	100,597
Net cash provided by operating activities of discontinued operations	—	—	—	11,897

Net cash provided by operating activities	126,344	176,888	30,055	112,494
Cash flows from investing activities:
Proceeds from sale of equipment	3	56	19	9,016
Additions to property, plant and equipment	(29,903)	(32,444)	(6,741)	(49,804)
Acquisition of businesses, net of cash acquired	(112,266)	—	(314,826)	—

Net cash (used by) investing activities	(142,166)	(32,388)	(321,548)	(40,788)
Cash flows from financing activities:
Payments of senior secured notes payable	(124,590)	(113,658)	—	—
Proceeds from refinancing senior secured notes payable	140,000	—	—	—
Repurchase of senior subordinated notes payable	—	(50,042)	—	—
Payments relating to capital lease obligation	(670)	(671)	(56)	(268)
Proceeds from revolving line of credit	84,000	—	—	—
Payments of revolving line of credit	(74,000)	—	—	—
Proceeds from issuance of redeemable common stock	13,360	5,909	104,663	—
Payments to redeem common stock	(14,387)	(304)	—	—
(Decrease)/increase in cash overdraft	(2,599)	2,954	(4,570)	8,920
Payments of loans from former parent and affiliated companies	—	—	—	(45,745)
Loans from former parent and affiliated companies	—	—	—	159,140
Due to former parent and affiliated companies, net	—	—	(7,388)	6,412
Payments for debt extinguishment	—	—	—	(150,000)
Payment of senior subordinated seller note	—	—	(250,000)	—
Proceeds from issuance of long-term debt, net of issuance costs	—	—	484,546	—

Net cash provided by (used by) financing activities of continuing operations	21,114	(155,812)	327,195	(21,541)
Net cash (used by) financing activities of discontinued operations	—	—	—	(11,528)

Net cash provided by (used by) financing activities	21,114	(155,812)	327,195	(33,069)
Change in cash and cash equivalents	5,292	(11,312)	35,702	38,637
Cash and cash equivalents at beginning of period	24,390	35,702	—	39,871

Cash and cash equivalents at end of period	$29,682	$24,390	$35,702	$78,508

The accompanying notes are an integral part of the consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

(dollars in thousands, except share data)

	Common Stock		Paid-In Capital	Retained Earnings	Shareholder Note	Total Shareholder’s (Deficit) Equity
	Shares Outstanding	Amount
Balance, December 30, 2000 (Predecessor Basis)	100	$10,500	$(224,282)	$338,263	$(125,000)	$(519)
Net income	—	—	—	32,721	—	32,721
Conversion of shareholder note	—	—	—	—	125,000	125,000
Dividend distribution	—	—	—	(7,388)	—	(7,388)
Capital contribution from parent and affiliated companies	—	—	352,973	—	—	352,973
Transfer of liability to affiliated company	—	—	2,782	—	—	2,782
Recovery of withholding tax	—	—	—	5,204	—	5,204

Balance, November 9, 2001 (Predecessor Basis)	100	$10,500	$131,473	$368,800	$—	$510,773

The accompanying notes are an integral part of the consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON STOCK, (ACCUMULATED DEFICIT) RETAINED EARNINGS, ACCUMULATED OTHER COMPREHENSIVE LOSS AND COMPREHENSIVE INCOME

(dollars in thousands, except share data)

	Redeemable Common Stock		(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income
	Shares Outstanding	Amount
Issuance of redeemable common stock, net of issuance costs	10,684,373	$104,663	$—	$—
Comprehensive income:
Net income	—	—	7,616	—	$7,616

Total comprehensive income					$7,616

Balance, December 29, 2001	10,684,373	104,663	7,616	—
Comprehensive income:
Net income	—	—	10,092	—	$10,092
Minimum pension liability adjustment	—	—	—	(1,523)	(1,523)

Total comprehensive income					$8,569

Issuance of redeemable common stock	919,539	10,973	—	—
Redemption of redeemable common stock	(16,708)	(304)	—	—
Accretion of redeemable common stock	—	18,249	(18,249)	—

Balance, December 28, 2002	11,587,204	133,581	(541)	(1,523)
Comprehensive income:
Net income	—	—	11,159	—	$11,159
Minimum pension liability adjustment	—	—	—	(9,609)	(9,609)
Foreign currency translation adjustment	—	—	—	1,226	1,226
Realized and unrealized losses on derivatives	—	—	—	(532)	(532)

Total comprehensive income					$2,244

Issuance of redeemable common stock	1,184,408	24,880	—	—
Redemption of redeemable common stock	(646,834)	(14,387)	—	—
Accretion of redeemable common stock	—	14,205	(14,205)	—

Balance, January 3, 2004	12,124,778	$158,279	$(3,587)	$(10,438)

The accompanying notes are an integral part of the consolidated financial statements.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Paperweight Development Corp. (“PDC”) and New Appleton LLC were formed on December 28, 2000 by an executive management group of Appleton Papers Inc. (“API”) for the purpose of purchasing all of the partnership interests of Arjo Wiggins Delaware General Partnership (“AWDGP”). The partnership interests in AWDGP were held by Arjo Wiggins US Holdings Limited (87.5%) and Arjo Wiggins North America Investments Limited (12.5%). API was a wholly-owned subsidiary of Appleton Investments LLC (“AI”) and AI was a wholly-owned subsidiary of AWDGP. Prior to the acquisition of AWDGP, PDC had no operating activity.

The Appleton Papers Retirement Savings Plan (the “401(k) plan”) was amended and restated effective January 1, 2001 in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the “KSOP”). The KSOP includes a separate employee stock ownership plan component (the “ESOP” or the “Company Stock Fund”). Eligible employees of API, as named fiduciaries under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, were offered a one-time irrevocable election to direct State Street Global Advisors, the ESOP trustee, to accept the transfer of all or any part of their existing balances in the 401(k) plan and the 401(a) plan to the Company Stock Fund. At the close of the election period, the proceeds from this offering were approximately $106.8 million and were used to purchase 100% of the outstanding common stock of PDC (see Note 22 “Employee Stock Ownership Plan”). PDC and New Appleton LLC acquired AWDGP on November 9, 2001.

In December 2001, AI was liquidated and merged into AWDGP. Subsequently, AWDGP was liquidated and merged into API and New Appleton LLC was liquidated and merged into PDC.

The accompanying consolidated financial statements, after the elimination of intercompany accounts and transactions, include the accounts of PDC and its wholly-owned subsidiaries (collectively the “Company”) for the years ended January 3, 2004 and December 28, 2002 and the period November 10, 2001 to December 29, 2001 (“Successor Period”). The accounts prior to the acquisition of AWDGP (“Predecessor Period”) relate to API, its wholly-owned subsidiaries, as well as AWDGP and AI. The accounts of AWDGP and AI consisted of debt used to fund the operations of API and the corresponding interest expense and tax benefits. The consolidated statements of operations and cash flows for the Successor Period have been segregated from the Predecessor Period to reflect the change in the reporting entity. Subsequent to the November 9, 2001 acquisition, API became a wholly-owned subsidiary of PDC (see Note 3 “Acquisition of Businesses”).

Prior to the November 9, 2001 acquisition, API’s ultimate parent was Worms et Cie. Worms et Cie. is incorporated in France.

NATURE OF OPERATIONS

API is the primary operating subsidiary of PDC and was the primary operating subsidiary of AWDGP. API creates product solutions for customers and end users through its development and use of coating formulations and applications as well as encapsulation technology, security, printing and packaging technologies. The Company operates in four business segments: coated solutions, thermal and advanced technical products, security products and performance packaging. The carbonless business is the largest component of the coated solutions segment. Carbonless paper is used to make multipart business forms such as invoices and credit card receipts. As part of its coated solutions business, the Company produces coated products for inkjet printing, point-of-sale displays and other design and print applications. Also included in the coated solutions segment for fiscal 2003 and all periods presented, are the Company’s carbonless products which contain security features. Sales within the coated solutions segment accounted for approximately 72% of consolidated net sales in 2003, 79% of consolidated net sales in 2002, 80% in the fiscal 2001 Successor Period and 81% in the fiscal 2001 Predecessor Period.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The thermal and advanced technical products segment consists of the thermal business as well as the development of non-thermal products and related substrates for the transaction and item identification markets. These products are routinely used for point-of-sale receipts and coupons; event and transportation tickets; lottery and gaming tickets; tags for airline baggage and retail applications; and label products for grocery, shipping, medical and retail applications. Sales within thermal and advanced technical products accounted for approximately 21% of consolidated net sales in 2003, 20% of consolidated net sales in 2002, 18% in the fiscal 2001 Successor Period and 18% in the fiscal 2001 Predecessor Period.

The security business produces products with basic security features that make them resistant to forgery and counterfeiting. From that foundation API is building a comprehensive business that incorporates security technologies including watermarks, taggants, embedded threads and fibers and machine-readable technologies. The focus of the security business is on checks, business and government documents and the emerging brand protection market. In December 2003, the Company acquired Bemrose Group Limited, whose operating unit, BemroseBooth, is a leading provider of “mission-critical” secure and specialized print services.

The Company entered the performance packaging market in 2003 by acquiring C&H Packaging Company, Inc. (“C&H Packaging”) and American Plastics Company, Inc. (“American Plastics”). These two companies produce high-quality, custom multilayered films and commercial packaging and print and convert flexible plastic packaging materials.

The Company’s customers include printers, merchants and converters primarily located in North America, who buy its carbonless, thermal, security or specialty coated products. The Company’s performance packaging business unit sells packaging products to food processing, household and industrial products companies located in the United States. Customers of BemroseBooth, the Company’s United Kingdom subsidiary, include many of the United Kingdom’s biggest brand names in retail, telecommunications, financial services and transportation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company’s fiscal year is the 52-week or 53-week period ending the Saturday nearest December 31. Fiscal year 2003 was a 53-week period ending on January 3, 2004. Fiscal year 2002 was a 52-week period ending on December 28, 2002. Fiscal 2001 was a 52-week year, for which the Predecessor Period and the Successor Period ended November 9, 2001 and December 29, 2001, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more critical estimates made by management relate to environmental contingencies, pension and postretirement assumptions, accrued discounts, restructuring charges and accruals, accrued income taxes, intangible asset impairment, fair market value of redeemable common stock and receivable and inventory reserves. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year financial statement amounts have been reclassified to conform to their current year presentation. These reclassifications had no effect on net income.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REVENUE RECOGNITION

Revenue is recognized by the Company when all of the following criteria are met: persuasive evidence of a selling arrangement exists; the Company’s price to the customer is fixed; collectibility is reasonably assured; and title has transferred to the customer. Generally, these criteria are met at the time of shipment. Estimated costs for sales incentives, discounts and sales returns and allowances are recorded as sales reductions in the period in which the related revenue is recognized. Shipping and handling fees are reflected in net sales and shipping and handling costs are reflected in cost of sales.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company has written policies and procedures that place all financial instruments under the direction of the corporate treasury department and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is strictly prohibited. The Company uses financial instruments to manage the market risk from changes in foreign currency exchange rates.

The Company follows the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137, No. 138 and No. 149. The fair values of all derivatives are recorded in the consolidated balance sheets. The change in a derivative’s fair value is recorded each period in current earnings or accumulated other comprehensive loss, depending on whether the derivative is designated and qualifies as part of a hedge transaction and, if so, the type of hedge transaction.

The Company selectively hedges anticipated transactions that are subject to foreign exchange exposure using foreign currency exchange contracts. These instruments are designated as cash flow hedges in accordance with SFAS No. 133 and are recorded on the consolidated balance sheets at fair value. The effective portion of the contracts’ gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive loss and are subsequently reclassified into earnings when the hedge transactions occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates.

For the years ended January 3, 2004 and December 28, 2002, the fiscal 2001 Successor Period and the fiscal 2001 Predecessor Period, no amount was recognized in earnings due to ineffectiveness of a hedge transaction. The $0.5 million amount reported as realized and unrealized losses on derivatives in accumulated other comprehensive loss as of January 3, 2004 represents the net loss on derivatives designated as cash flow hedges.

CASH EQUIVALENTS

Cash equivalents consist of funds invested in institutional money market funds with daily liquidity. At January 3, 2004 and December 28, 2002, there were cash overdrafts of approximately $7.2 million and $9.8 million, respectively, which are included in accounts payable within the accompanying consolidated balance sheets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for substantially all finished goods, work in process and raw materials. Stores and spare parts inventories are valued at average cost and certain other inventories are valued using the first-in, first-out (“FIFO”) method. Finished goods and work-in process inventories include the cost of materials, labor and manufacturing overhead.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including interest incurred during construction, and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The general range of useful lives for financial reporting is 10 to 40 years for buildings and improvements and 2 to 20 years for machinery and equipment. Maintenance and repair costs that do not significantly improve the related asset or extend its useful life are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts with resulting gains or losses reflected in earnings.

INTERNAL USE SOFTWARE

Costs incurred related to the development of internal use software are accounted for in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use once certain criteria are met. Capitalized software costs are amortized over the lesser of 8 years or the useful life of the software using the straight-line method.

INTANGIBLE ASSETS

Certain intangible assets (including a portion of registered trademarks) have been determined to have indefinite useful lives and will not be amortized until their useful lives are determined to be no longer indefinite. Other intangible assets (patents, customer relationships, non-compete agreements, applications software and the remaining registered trademarks) are amortized over their estimated useful lives of 3 to 25 years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of intangible assets with indefinite lives for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This impairment analysis consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset with an indefinite life exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess.

The carrying value of intangible assets with definite lives and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment would be determined based upon a comparison of the undiscounted future net cash flows anticipated to be generated during the remaining life of the intangible assets with a definite life or long-lived assets to their respective carrying values. Measurement of any impairment loss would be based upon discounted operating cash flows.

INCOME TAXES

In conjunction with the acquisition of API, PDC elected to be treated as a subchapter S corporation and elected that its eligible subsidiaries be treated as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes and, therefore, the Company anticipates that it will not incur any future U.S. federal income tax liability and minimal state income tax liabilities.

Noneligible subsidiaries, and the Predecessor Company which was included within the consolidated tax return of AWDGP, account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts receivable and accounts payable recorded in the balance sheets approximate fair value based on the short maturity of these instruments. Fair values of long-term debt and deferred payment and lease obligations are estimated based on market conditions and interest rates available to the Company for similar financial instruments.

COMPREHENSIVE INCOME

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in financial statements. At January 3, 2004 comprehensive income for the Company consisted of net income and accumulated other comprehensive loss relating to minimum pension liability adjustments, foreign currency translation adjustments and unrealized losses on derivatives totaling $2.2 million. At December 28, 2002 comprehensive income for the Company consisted of net income and accumulated other comprehensive loss relating to minimum pension liability adjustments totaling $8.6 million.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Such costs incurred in the development of new products or significant improvements to existing products amounted to $18.0 million in 2003, $14.7 million in 2002, $1.7 million during the 2001 Successor Period and $12.5 million for the fiscal 2001 Predecessor Period.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143, which was effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When the liability is recorded, the entity capitalizes the cost of the liability by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. SFAS No. 143 was effective for the Company’s first quarter of fiscal 2003 and did not have any effect on its financial position, results of operations or cash flows.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued, which mainly addresses the accounting and disclosure related to early extinguishment of debt transactions as well as other technical corrections. The provisions of this statement were effective for the Company for all transactions consummated after May 15, 2002. Pursuant to this pronouncement, API recorded debt extinguishment expenses of $1.4 million and $11.8 million within income from continuing operations as a result of refinancing a portion of the Senior Credit Facility during the fourth quarter of 2003 and the second quarter of 2002, respectively. The adoption of SFAS No. 145 also resulted in the Company reclassifying its fiscal 2001 Predecessor Period debt extinguishment expenses of $10.4 million from an extraordinary item to a component of earnings from continuing operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Costs Incurred in a Restructuring).” SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R applies immediately for the Company to variable interest entities created after December 31, 2003, and applies for the first reporting period beginning after December 15, 2004 to variable interest entities in which an enterprise holds a variable interest that was acquired before January 1, 2004. The Company is currently evaluating the impact of this statement.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FASB Staff Position (“FSP”) No. 150-4 “Issuers’ Accounting for Employee Stock Ownership Plans under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which concluded that ESOP shares or freestanding agreements to repurchase those shares are not within the scope of SFAS No. 150.

In December 2003, the FASB revised SFAS No. 132, “Employers Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. These disclosure requirements are effective immediately for the Company, except for estimated future benefit payments, which will be effective in fiscal 2004. This statement also requires interim period disclosure of the components of net periodic benefit cost, and if significantly different from previously disclosed amounts, the amounts of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim disclosures will be effective in the first quarter of 2004.

3. ACQUISITION OF BUSINESSES

In December 2003, the Company acquired Bemrose Group Limited, a privately-held company headquartered in Derby, England. The group’s operating unit, BemroseBooth, produces security printed vouchers and payment cards, mass transit and car parking tickets, variable data labeling, high-integrity mailing and printed promotional products such as calendars. The purchase price for this acquisition, net of cash acquired, approximated $61.7 million and was financed with cash from operations and proceeds received from a senior secured variable rate note. The Company is obtaining independent appraisals to allocate the purchase price to the acquired net assets. Pending completion of the appraisals, the excess of the purchase price over the estimated fair value of the acquired net assets has been allocated to goodwill. The Company expects that such appraisals, and the allocation of the purchase price, will be completed by the end of the second quarter of fiscal 2004. Goodwill

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of approximately $23.8 million has been assigned to the Company’s security business unit. Bemrose Group Limited has been included in the Company’s consolidated financial statements since the date of acquisition.

The acquisition was accounted for using the purchase method in accordance with SFAS No. 141, “Business Combinations.” The following table summarizes the estimated fair values of the assets acquired and liabilities assumed excluding cash acquired (dollars in thousands):

Current assets	$38,714
Property, plant and equipment	37,912
Intangible assets	7,659
Goodwill	23,757
Other assets	669

Total assets acquired	$108,711

Current liabilities	$25,234
Other long-term liabilities	21,802

Total liabilities assumed	$47,036

Net assets acquired	$61,675

On April 30, 2003, the Company acquired all of the outstanding common shares of two privately-held Wisconsin-based companies, C&H Packaging Company, Inc. and American Plastics Company, Inc., which includes American Real Estate Corporation (a real estate holding company for the real estate assets of American Plastics). C&H Packaging and American Plastics have been included in the Company’s consolidated financial statements from the date of acquisition. C&H Packaging prints and converts flexible plastic packaging materials for companies in the food processing, household and industrial product industries. American Plastics produces high-quality, custom multilayered films and commercial packaging. The purchase price for these acquisitions approximated $50.6 million and was financed with cash from operations and borrowings under the revolving credit portion of the Company’s Senior Credit Facility. The Company obtained independent appraisals to allocate the purchase price to the acquired net assets. As a result of this acquisition, goodwill of approximately $23.7 million has been assigned to the Company’s Performance Packaging business unit.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (dollars in thousands):

Current assets	$13,219
Property, plant and equipment	12,300
Intangible assets	6,132
Goodwill	23,739
Other assets	110

Total assets acquired	$55,500

Current liabilities	$4,909

Total liabilities assumed	$4,909

Net assets acquired	$50,591

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited proforma data summarizes the results of operations for the years indicated as if the acquisitions of C&H Packaging, American Plastics and BemroseBooth had been completed on December 29, 2002 and December 30, 2001, respectively. The proforma data gives effect to actual operating results prior to the acquisition and adjustments to cost of sales, selling general and administrative, interest expense, amortization, depreciation and income taxes. These unaudited proforma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on December 29, 2002 and December 30, 2001 or that may be obtained in the future (dollars in thousands):

	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002
Net sales	$968,459	$1,031,733
Net income	$13,642	$14,472

At the close of business on November 9, 2001, PDC and New Appleton LLC completed the purchase of all the partnership interests of AWDGP (the “Acquisition”). The total cash purchase price consisted of the following (dollars in thousands):

Agreed upon purchase price	$810,000
Transaction fees	6,203
Cash acquired by buyer	(78,508)
Settlement of intercompany note receivable	(32,869)

Net assets acquired	704,826
Senior subordinated seller note	(250,000)
Deferred payment obligation	(140,000)

Acquisition of business, net of cash acquired	$314,826

The transaction was financed with $106.8 million of proceeds received from the ESOP ($104.7 million, net of stock issuance costs), $265.0 million of senior secured notes payable borrowed at the closing (see Note 12 “Long-Term Obligations”), $250.0 million in aggregate principal amount of a senior subordinated note due 2008 issued to Arjo Wiggins Appleton (“AWA”), which bore interest at the rate of 11.5% per annum in the Successor Period, and a deferred payment obligation with a present value of $140 million at the closing of the Acquisition to be paid to AWA (see Note 12 “Long-Term Obligations”).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, excluding cash acquired (dollars in thousands):

Current assets	$264,714
Property, plant and equipment	529,770
Intangible assets	137,768
Other assets	17,210

Total assets acquired	$949,462

Current liabilities	$137,028
Long-term debt	8,650
Other long-term liabilities	98,958

Total liabilities assumed	$244,636

Net assets acquired	$704,826

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the Acquisition, the Company entered into two indemnification agreements under which AWA agreed to indemnify PDC and PDC agreed to indemnify API for, and pay, all governmental and third party liabilities and all costs and expenses incurred by API in defense against governmental and third party claims, referred to as the Fox River Liabilities. The Fox River Liabilities also include fees and expenses of API’s environmental counsel, advisers, engineers and scientific experts, and the costs incurred in obtaining studies and other analyses concerning various remedial alternatives for the Lower Fox River. The indemnification agreements mirror one another and result in API receiving indemnification payments directly or indirectly from AWA.

Under the indemnification agreements, AWA agreed to indemnify the Company for the first $75 million of Fox River Liabilities and for those in excess of $100 million (see Note 19 “Commitments and Contingencies”). The Company is responsible for the $25 million of liabilities between $75 million and $100 million. The indemnification agreements provide that it is the intent of the parties that at no time will API or PDC be required to fund any costs and expenses relating to the Fox River Liabilities for which API or PDC will be indemnified. AWA has paid $20.9 million under the indemnification agreements through 2003.

In connection with the indemnification agreements and in order to assure the Company, the ESOP Trustee and the Company’s lenders that AWA would be able to meet its indemnification obligations under these agreements, AWA purchased and fully paid for indemnity claim insurance from an affiliate of American International Group, Inc. (“AIG”).

The AIG insurance policy is designed to provide coverage, with the exception described below, for an increasing amount of potential Fox River Liabilities for each of the 12-month periods beginning November 9 of the years specified below:

Year	Maximum Coverage
2001	$75 million
2002	$100 million
2003	$125 million
2004	$150 million
2005	$175 million
2006	$200 million
2007 and thereafter	$250 million
(unless reduced as described below)

The amounts available under the AIG insurance policy were determined as a result of negotiations with AWA and are not based on any particular cost estimates. The Company believes that the $250 million available under the AIG insurance policy will be in excess of the Company’s ultimate liability for remediation of the Lower Fox River even if, as discussed in Note 19, “Commitments and Contingencies,” (a) the costs of remediation were to be twice the government agencies’ estimate of $400 million, (b) the Company’s natural resource damages (“NRD”) settlement was to be twice the $12 million obtained by Georgia-Pacific and (c) the Company’s combined share with NCR of all of these liabilities was to be substantially more than any estimate of the Company’s share of the PCB discharge.

The AIG insurance policy was designed to provide a funding source to satisfy the Fox River Liabilities and other liabilities. As such, the policyholder (described below) has designated a third party administrator to manage the various environmental issues that arise with respect to the Lower Fox River. This administrator works with the Company’s employees as negotiations and discussions occur with governmental authorities and third parties. As the Company incurs costs and expenses that constitute Fox River Liabilities, it submits invoices to the

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

administrator, which are in turn submitted to AIG and then paid under the AIG insurance policy. As noted above, the indemnity arrangements negotiated with AWA and the AIG insurance policy are designed to ensure that the Company will not be required to fund any costs and expenses for the Fox River Liabilities and to assure the Company, the ESOP Trustee and the Company’s lenders and investors that it will not have to rely on AWA itself to make these payments.

The AIG insurance policy will not terminate sooner than the stated maturity of the senior subordinated notes unless the Company experiences certain types of changes of control and provided it complies with the provisions of the Senior Credit Facility and Senior Subordinated Notes, including provisions that could require it to repay or offer to repay that indebtedness. The AIG insurance policy will be extended beyond the stated maturity of the Senior Subordinated Notes, referred to as an extension period, (1) for up to three years if a designated arbiter is not able to determine that the Company will have sufficient internal cash to repay the Senior Subordinated Notes at stated maturity, or if the designated arbiter determines the Company will have sufficient cash but does not actually repay the Senior Subordinated Notes or irrevocably deposit funds sufficient to repay them or (2) for up to five years if AWA shall have committed a payment default under its indemnification obligations in excess of $1 million that is not cured within 60 days of written notice. The amount of coverage required under the AIG insurance policy during an extension period will be the lesser of (1) two times the excess of the required remaining indemnification payments during the extension period over funds available from the net worth protection described below and the amounts otherwise available under the policy after December 15, 2008 from the stream of payments referred to as the annuity as determined by a designated arbiter or (2) the amount of coverage available under the AIG insurance policy remaining on the first day of the extension period.

The AIG insurance policy is owned by a Bermuda corporation that is referred to as the policyholder. Under the indemnification agreements, the policyholder has the right to elect to reduce the maximum coverage amount from $250 million to $167 million at any time after the notes are paid in full and certain other conditions are met or upon a change of control.

In order to establish and administer the AIG insurance policy, AWA and PDC each formed direct or indirect special purpose subsidiaries that jointly own the policyholder. The policyholder owns and is the direct beneficiary of the AIG insurance policy. At the closing of the Acquisition, AWA assigned, and the policyholder assumed, AWA’s share of the Fox River Liabilities under AWA’s indemnification agreement in exchange for a capital contribution by AWA to the policyholder in the amount of the premium required to fully purchase the AIG insurance policy. AWA has not been released from its primary responsibility for performance under its indemnification agreement. This structure is intended to protect the policyholder and the AIG insurance policy from claims made by the creditors of AWA, PDC and/or their respective affiliates, including the special purpose subsidiaries that own the policyholder, in a bankruptcy or other liquidation proceeding involving any of these companies.

The indemnification agreements provide that AWA can elect to control and manage the Fox River Liabilities with the cooperation and assistance of the Company’s personnel. API agreed to make certain of its employees available to AWA at its cost to assist with discussions and negotiations with the United States Environmental Protection Agency (“EPA”), the Wisconsin Department of Natural Resources (“DNR”), the Fish & Wildlife Service (“FWS”) and other governmental agencies.

In addition to the AIG insurance policy, AWA agreed to deposit up to $75 million, minus all previous indemnification payments made for Fox River Liabilities, into an escrow account, which is referred to as the net worth protection, if the maximum coverage limits under the AIG insurance policy are no longer in force, if AWA has not yet paid its first $75 million of Fox River Liabilities and if AWA’s consolidated tangible net worth is less than £500 million (1) for two consecutive fiscal quarters or (2) in whole or in part as a result of a sale of assets outside the ordinary course of business, a sale of stock or other ownership interests of any direct or indirect operating subsidiary or a transaction out of the ordinary course of business.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The AIG insurance policy and the net worth protection are collectively referred to as the financial assurance. Under the indemnification agreements, AWA is able to reduce some of the financial assurance to avoid duplication of the components of the financial assurance. The indemnification agreements provide for a dispute resolution process involving arbitration in accordance with the Center for Public Resources—Rules for Non-Administered Arbitration.

AWA also agreed to indemnify the Company for liabilities related to the business and operations of Newton Falls, Inc., Appleton Coated LLC, Appleton Capital Inc., Appleton Leasing LLC, Arjo Wiggins Investments Inc., Appleton Recycled Fibers, Inc., Paperhub.com, Inc. and several other of API’s former subsidiaries, the ownership of the real property on which the Harrisburg plant is located and for pre-closing environmental contingencies at this location, and for certain other designated liabilities, which are referred to as other excluded liabilities, including pending litigation, and some known environmental conditions or issues, other than those matters relating to the Lower Fox River, which are covered by the indemnification agreement described above. Under these provisions AWA is obligated to reimburse API for losses for, in the case of a breach of an environmental representation or warranty or a loss arising from a known environmental condition or issue constituting other excluded liabilities, 50% of the first $5 million of losses and 100% of losses in excess of $5 million and, in all other cases, 100% of the losses.

Also as part of the purchase agreement, AWA agreed to indemnify the Company for 100% of net income tax liabilities after the November 9, 2001 acquisition, in respect of periods through September 30, 2001, excluding 50% of amounts in excess of $5.0 million in the aggregate up to and including $10.0 million in the aggregate, representing a maximum amount of $2.5 million for which the Company shall remain responsible. All tax refunds relating to periods through September 30, 2001 received by the Company must first be applied against the amount of net income tax liabilities indemnified by AWA. The Company will be allowed to retain any excess net refunds over net income tax liabilities. In fiscal 2003, API received $0.5 million of state tax refunds that relate to periods prior to September 30, 2001, which may be used to satisfy any additional tax liabilities arising from audits for those periods. In fiscal 2002, API received $17.9 million of federal and state tax refunds that related to periods prior to September 30, 2001. Since the Acquisition, certain contingent tax liabilities relating to the period prior to October 1, 2001, and reserved for within the November 10, 2001 opening balance sheet, have since been resolved or the corresponding years have been closed to audit. As of January 3, 2004, accrued income taxes were reduced by $13.8 million. Correspondingly, property, plant and equipment and intangible assets were also decreased by $13.8 million.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective December 30, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with an indefinite life will no longer be amortized, however, they must be tested for impairment annually. Amortization will continue to be recorded for other intangible assets with determinable lives. A summary of net income, as if the Company had accounted for goodwill under SFAS No. 142 as of January 2, 2000 is as follows (dollars in thousands):

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Adjusted net income
As reported, net of tax	$11,159	$10,092	$7,616	$32,721
Goodwill amortization	—	—	—	458

	$11,159	$10,092	$7,616	$33,179

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for the year ended January 3, 2004 are as follows (dollars in thousands):

	Coated Solutions	Thermal and Advanced Technical Products	Security	Performance Packaging	Total
Balance as of December 28, 2002	$—	$—	$—	$—	$—
Goodwill from business acquisitions	—	—	23,757	23,739	47,496
Currency translation	—	—	475	—	475

Balance as of January 3, 2004	$—	$—	$24,232	$23,739	$47,971

The goodwill value presented above in the security business, which relates to the BemroseBooth acquisition, is preliminary pending the Company’s final purchase price allocation, which is anticipated to be completed by the end of the second quarter of fiscal 2004.

The Company’s other intangible assets consisted of the following (dollars in thousands):

	As of January 3, 2004		As of December 28, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Trademarks	$63,082	$6,457	$60,000	$3,404
Patents	39,373	13,141	40,000	6,997
Customer relationships	13,946	776	7,050	351
Non-compete agreements	1,908	48	—	—
Applications software	480	—	—	—

Total	$118,789	$20,422	$107,050	$10,752

Unamortized intangible assets:
Trademarks	$30,083		$30,718

Of the $148.9 million of acquired intangible assets, $93.2 million was assigned to registered trademarks. Trademarks totaling $58.8 million related to carbonless paper and $4.3 million related to the Company’s 2003 acquisitions are being amortized over their useful life of 20 years, while the remaining $30.1 million are considered to have an indefinite life and, as such, are not subject to amortization. The remaining acquired intangible assets are being amortized over their estimated useful lives ranging from 3 to 25 years for patents and customer relationships, 5 years for non-compete agreements and 7 years for applications software.

Amortization expense for the year ended January 3, 2004 approximated $9.7 million. Amortization expense for the year ended December 28, 2002 and the period November 10, 2001 to December 29, 2001 approximated $9.5 million and $1.3 million, respectively. Excluding the impact of any future acquisitions, the Company anticipates that annual amortization expense of intangible assets will approximate $11 million per year for 2004 through 2006, $10 million for 2007 and $6 million for 2008.

5. DISCONTINUED OPERATIONS

On October 28, 2001, API completed the transfer of one of its wholly-owned subsidiaries, Newton Falls, Inc. (“NFI”), to Newton Falls LLC (“NFLLC”), an affiliated company of AWA. The Newton Falls mill, which represented the remainder of API’s coated free sheet and fine paper products division, was permanently closed in the third quarter of 2001. API’s deficit investment in this subsidiary at the date of transfer was $2.8 million. This amount was credited to shareholder’s equity as API and NFLLC were commonly controlled entities.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

API classified this subsidiary as discontinued operations in its consolidated statements of operations and cash flows for the Predecessor Period presented. Operating losses were $6.9 million and net income approximated $4.5 million in the fiscal 2001 Predecessor Period.

6. RESTRUCTURING AND OTHER CHARGES

During 2003, in order to position itself for long-term growth, the Company reduced salaried employment by 46. This included positions at corporate headquarters as well as the plant and mill sites. As a result, the Company took a charge in 2003 of $2.6 million for employment termination benefits.

During the third quarter of 1999, API announced plans to close the Newton Falls mill in 2000 and the Harrisburg plant in 2001. API recorded restructuring charges of $12.7 million in the fiscal 2001 Predecessor Period related to these facility closings.

In the third quarter of 2000, API ceased operations at the Newton Falls mill and permanently closed the mill during the third quarter of 2001. API sold its Harrisburg plant in August 2001. As part of this sale, API entered into a five-year agreement to lease the portion of the plant that served as a distribution center.

The table below summarizes the components of restructuring costs included in the fiscal 2001 Predecessor Period in the consolidated statements of operations (dollars in thousands):

	(Predecessor Basis)
	For the Period December 31, 2000 to November 9, 2001
	Restructuring and Other Charges	Loss from Discontinued Operations
Asset impairments	$3,827	$3,277
Employee termination benefits	1,089	—
Newton Falls mill closing costs	—	2,667
Loss on contractual obligations	—	(85)
Other	1,469	415

	$6,385	$6,274

In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” API recorded impairment losses of $3.8 million and $3.3 million during the period December 31, 2000 to November 9, 2001 for the sale of the Harrisburg plant and the closure of the Newton Falls mill, respectively.

Charges related to employee termination benefits of $1.1 million recorded in the period December 31, 2000 to November 9, 2001 were recorded for the 348 plant and distribution center employees whose employment was terminated in 2001.

Newton Falls mill closing costs of $2.7 million in the fiscal 2001 Predecessor Period relate to additional costs caused by various delays in closing the facility that were not included within API’s original estimates.

Other charges of $1.9 million were recorded in the fiscal 2001 Predecessor Period. These charges primarily related to other payments made for various closing costs incurred for the Harrisburg plant.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the components of the restructuring reserve included on the consolidated balance sheets at January 3, 2004 and December 28, 2002 (dollars in thousands):

	December 28, 2002 Reserve	2003 Reserve Additions	2003 Charges to Reserve	January 3, 2004 Reserve
Distribution center exit costs	$4,753	$—	$(617)	$4,136
Employee termination benefits	—	2,629	(1,008)	1,621

	$4,753	$2,629	$(1,625)	$5,757

The $0.6 million reduction to the distribution center exit cost reserve represents 2003 lease payments, net of sublease income, for the New York distribution center. In 1999, the Company committed to exiting this distribution center in 2001 because it was no longer needed as a result of the closure of the Newton Falls mill and thus recorded $6.0 million of related restructuring and other charges expected to be incurred until the long-term lease expires in 2007.

7. TRANSACTIONS WITH AWA AND AWA AFFILIATED COMPANIES

On November 6, 2001, AWDGP’s two partners made a capital contribution of approximately $353.0 million to AWDGP. A portion of the receivables associated with this capital contribution were assigned to affiliated companies for full settlement of intercompany loan balances. Prior to the Acquisition, API made a dividend distribution of approximately $7.4 million to an affiliated company.

Management fee expenses to AWA approximated $1.0 million in the fiscal 2001 Predecessor Period. Basestock and other paper purchases from Appleton Coated LLC for the fiscal 2001 Predecessor Period were $86.4 million. Fees, associated with information technology and other services, received from affiliated companies approximated $2.7 million for the fiscal 2001 Predecessor Period.

During 2000 and through September of 2001, API held a $125 million shareholder note in Arjo Wiggins SA (the “AWSA Note”). The AWSA Note could be redeemed at the option of AWSA on every tenth anniversary of the January 5, 1994 issue date. Interest at the annual rate of 6.46% was payable on June 15 and December 15 of each year. API recorded $6.4 million of interest income in the fiscal 2001 Predecessor Period. Effective October 1, 2001 the note was sold to AWA for $125 million plus accrued interest. In consideration for the sale of the AWSA Note, AWA agreed to reduce intercompany debt owed by API to AWA.

During 1990, API made a dividend distribution of $113.4 million to AWA, of which $5.2 million represented withholding tax. This $113.4 million dividend was charged directly to equity. Subsequent to remitting the withholding tax, API determined the distribution was not subject to withholding tax and filed for a refund. API received the refund but, expecting the issue to be contested by the IRS, recorded the receipt of the refund as an accrued liability. During the third quarter of 2001 the issue was settled by the IRS in API’s favor and the $5.2 million accrued liability was reversed directly to retained earnings.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. INVENTORIES

Inventories consist of the following (dollars in thousands):

	2003	2002
Finished goods	$66,108	$61,685
Raw materials, work in process and supplies	63,333	56,898

Total cost	129,441	118,583
Increased (excess) cost over LIFO cost	170	(485)

	$129,611	$118,098

Stores and spare parts inventory balances of $21.4 million in 2003 and $21.3 million in 2002 are valued at average cost. These balances are included above on the raw materials, work in process and supplies line. Inventories valued using the FIFO method approximate 11% of the Company’s total inventory balance.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances consist of the following (dollars in thousands):

	2003	2002
Land and improvements	$9,118	$4,725
Buildings and improvements	93,909	77,259
Machinery and equipment	477,323	447,745
Software	27,447	9,971
Capital lease	4,764	4,764
Construction in progress	22,543	22,633

	635,104	567,097
Accumulated depreciation/amortization	(123,544)	(63,009)

	$511,560	$504,088

10. OTHER ASSETS

Other assets consist of the following (dollars in thousands):

	2003	2002
Deferred debt expense	$6,044	$9,483
Other	3,926	3,421

	$9,970	$12,904

11. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following (dollars in thousands):

	2003	2002
Payroll	$10,819	$10,912
Trade discounts	27,004	26,437
Workers’ compensation	4,604	5,129
Fox River Liabilities	9,767	6,144
Other	24,988	16,121

	$77,182	$64,743

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. LONG-TERM OBLIGATIONS

Long-term obligations, excluding the capital lease obligation, consist of the following (dollars in thousands):

	2003	2002
Senior secured variable rate note payable, LIBOR plus 3.0%, $3,400 due March 31, 2004 and $2,757 due quarterly thereafter ending November 8, 2005	$26,752	$57,550
Senior secured variable rate note payable, LIBOR plus 3.25%, $227 due quarterly with $77,412 due November 8, 2006	—	93,792
Senior secured variable rate note payable, LIBOR plus 2.5%, $331 due March 31, 2004 and $321 due quarterly thereafter with $125,204 due November 8, 2006	140,000	—
Revolving line of credit, LIBOR plus 3.0%	10,000	—

	176,752	151,342
Less obligations due within one year (1)	(31,350)	(42,419)

	145,402	108,923
Unsecured variable rate industrial development bonds, 1.3% average interest rate at January 3, 2004, $2,650 due in 2013 and $6,000 due in 2027	8,650	8,650
Senior subordinated notes payable, 12.5%, due December 15, 2008	199,958	199,958
Deferred payment obligation, due May 8, 2010, 10% per annum compounded semi-annually to the date of repayment	172,742	156,409

(1)	In accordance with the terms of the senior secured variable rate notes payable, it is anticipated that an additional debt repayment of $18.4 million, based upon an excess cash flow calculation, will be made during the first quarter of 2004. As such, this amount has been included in the balance representing obligations due within one year.

On November 9, 2001, API entered into a $340 million Senior Credit Facility. The Senior Credit Facility included the following: a four-year credit facility of up to $75 million for revolving loans, including letters of credit; a four-year senior secured note of $115 million; and a five-year senior secured note of $150 million. The Senior Credit Facility is unconditionally, jointly and severally guaranteed by PDC and WTA Inc., C&H Packaging, Inc., American Plastics Company, Inc., American Real Estate Corporation, Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA Inc., each of which is a direct or indirect wholly-owned subsidiary of API (see Note 25 “Guarantor Financial Information”).

From November 18, 2002 through April 1, 2003 the Company’s defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, the interest rate on the $115 million senior secured note and the revolving credit facility was reduced to LIBOR plus 2.5%. From April 2, 2003 through May 15, 2003, the Company’s defined leverage ratio was calculated at less than 2.5 to 1.00 but greater than or equal to 2.00 to 1.00 and, as a result, the interest rate was increased to LIBOR plus 3.0%. From May 16, 2003 through August 19, 2003 the Company’s defined leverage ratio was calculated at less than 2.00 to 1.00 but greater than or equal to 1.50 to 1.00 and, as a result, the interest rate was decreased to LIBOR plus 2.5%. On August 20, 2003, the interest rate was increased to LIBOR plus 3.0% because the Company’s defined leverage ratio was calculated at less than 2.5 to 1.00 but greater than or equal to 2.00 to 1.00.

On April 18, 2003 an amendment to the Senior Credit Facility was approved by a majority of the lenders that allowed API to make acquisitions of $150 million in total over the life of the term loans, with no single acquisition totaling more than $60 million. In addition, the amendment allows for an increase in the revolving line of credit from $75 million to $100 million should the Company need to access additional funds. It also allows API to repurchase and retire an additional $50 million of aggregate principal amount of its 12.5% Series B Senior Subordinated Notes due 2008.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2003 an amendment to the Senior Credit Facility was approved by a majority of the lenders which amends the related financial covenants to provide additional flexibility, allows the establishment of a UK subsidiary, allows for Euro and British Sterling borrowings, classifies the acquisition of American Plastics, C & H Packaging and BemroseBooth as permitted investments, thereby preserving the $150 million limit for futures acquisitions as permitted under the April 18, 2003 amendment and increases the single acquisition limit from $60 million to $75 million. In addition, the amendment also allowed for the refinancing discussed below.

Through June 5, 2002, borrowings under the $150 million senior secured note bore interest at LIBOR plus 4.25% per annum, subject to a minimum LIBOR rate of 2.5%. On June 6, 2002, the Company refinanced the $112.4 million remaining principal amount and replaced it with similar debt carrying a reduced interest rate of LIBOR plus 3.25%, not subject to a minimum LIBOR rate. The terms of this refinanced debt also allowed the Company to repurchase up to $50.0 million in aggregate principal amount of its 12.5% Senior Subordinated Notes due 2008. As a result of this refinancing, $11.8 million of deferred debt issuance costs were written off during fiscal 2002 as debt extinguishment expenses. In December 2003, the Company refinanced the remaining $83.3 million of this debt and borrowed an additional $56.7 million with which to make the Bemrose Group Limited acquisition. This debt, which is similar to the previous debt, carries an interest rate of LIBOR plus 2.5%. As a result of this refinancing, $1.4 million of deferred debt issuance costs were written off in fiscal 2003 as debt extinguishment expenses.

The LIBOR rate at January 3, 2004 was 1.2%.

During 2003, the Company made mandatory debt repayments of $41.3 million, plus interest, on its outstanding senior secured notes. During 2002, the Company made mandatory debt repayments of $18.0 million, plus interest, and voluntary debt prepayments totaling $95.7 million, plus interest, on its outstanding senior secured notes.

On December 14, 2001, API issued $250 million aggregate principal amount of its 12.5% Series A Senior Subordinated Notes due 2008, which were used to redeem in full, at par, the senior subordinated note due 2008 held by AWA (see Note 3 “Acquisition of Businesses”). On June 12, 2002, the Company’s Registration Statement on Form S-4, relating to the offer to exchange up to $250 million of its registered 12.5% Series B Senior Subordinated Notes due 2008 for any and all of its outstanding 12.5% Series A Senior Subordinated Notes due 2008, was declared effective by the Securities and Exchange Commission. The exchange offer closed on July 12, 2002. The entire outstanding principal balance of Series A notes was exchanged for Series B notes. During 2002, the Company purchased and retired $50.0 million of its Series B notes. The Company paid a premium of $1.8 million on the purchase and retirement of the $50.0 million of its Series B notes.

The Series B notes and the Series A notes have substantially the same terms, conditions and covenants. The Series B notes are unsecured obligations of API, ranking subordinate in right of payment to all senior debt of API, and are unconditionally, jointly and severally guaranteed by PDC and WTA Inc., C&H Packaging, Inc., American Plastics Company, Inc., American Real Estate Corporation, Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA Inc. (see Note 25 “Guarantor Financial Information”). Interest on the Senior Subordinated Notes is payable semi-annually in June and December of each year. Prior to December 15, 2004, and after 100% application toward the repayment of the Senior Credit Facility, API may use the proceeds of certain sales of its equity to redeem up to 35% of the original principal amount of the Senior Subordinated Notes at a redemption price of 112.5% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Except pursuant to the preceding paragraph, the Senior Subordinated Notes will not be redeemable at API’s option prior to December 15, 2005. On or after December 15, 2005, API may redeem during the 12-month period

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning on December 15 of the applicable year all or a part of the Senior Subordinated Notes at the redemption prices of 106.25% in 2005, 103.125% in 2006 and 100% in 2007 and thereafter, plus accrued and unpaid interest and liquidated damages, if any.

Both the Senior Credit Facility and the Senior Subordinated Notes contain customary affirmative and negative covenants. In general, the covenants contained in the Senior Credit Facility are more restrictive than those of the Senior Subordinated Notes. Among other restrictions, the covenants contained within the Senior Credit Facility require the Company to meet specified financial tests, including various debt and cash flow ratios which become more restrictive over the term of the debt. These financial tests include the following: a maximum defined leverage ratio of 2.75 to 1.00 at December 31, 2003 decreasing to 2.50 to 1.00 by March 31, 2006 and thereafter; a maximum defined senior leverage ratio of 1.50 to 1.00 at December 31, 2003 decreasing to 1.25 to 1.00 by March 31, 2006 and thereafter; a minimum defined interest coverage ratio of 3.50 to 1.00 for four consecutive fiscal quarters beginning December 31, 2003 increasing to 4.00 to 1.00 by March 31, 2006 and thereafter; a minimum consolidated fixed charge coverage ratio of 1.10 to 1.00 for four consecutive quarters beginning December, 2003 and thereafter; and a minimum consolidated net worth of $107.0 million, plus fifty percent of cumulative consolidated net income for each fiscal quarter beginning with the quarter ending on March 31, 2002 for which consolidated net income is positive, plus the excess of the aggregate amount of all ESOP stock issuances after November 9, 2001 over the aggregate amount of any ESOP related distributions after November 9, 2001.

The Senior Credit Facility and Senior Subordinated Notes also contain covenants, which, among other things, restrict API’s ability and the ability of other guarantors of the Senior Credit Facility and Senior Subordinated Notes to incur liens, engage in transactions with affiliates, incur additional indebtedness, declare dividends or redeem or repurchase capital stock, make loans and investments, engage in mergers, acquisitions, consolidations and asset sales, acquire assets, stock or debt securities of any person, make capital expenditures, terminate the S corporation status of PDC or the qualified subchapter S subsidiary status of its subsidiaries eligible to elect such status, amend API’s other debt instruments and amend other agreements related to the Acquisition.

Both the Senior Credit Facility and Senior Subordinated Notes contain customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy and insolvency, ERISA violations, judgment defaults, cross-defaults to certain other indebtedness, agreements related to the Lower Fox River indemnification arrangements and purchase agreement and a change in control. If an event of default occurs, is continuing and arises from certain events of bankruptcy or insolvency, all amounts owing under both the Senior Credit Facility and Senior Subordinated Notes become due and payable immediately. If any other event of default occurs under the Senior Credit Facility and is continuing, the Administrative Agent may, or if requested by the Required Lenders (as defined in the Senior Credit Facility) shall, (i) terminate the revolving commitments and/or (ii) declare the loans and all other amounts owing under the agreement to be due and payable immediately. If any other event of default occurs under the Senior Subordinated Note Indenture and is continuing, the trustee or Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

In connection with the Acquisition (see Note 3 “Acquisition of Businesses”), PDC agreed to pay AWA approximately $321 million on May 8, 2010 (the “Deferred Payment Obligation”). The Deferred Payment Obligation is or will be contractually subordinated in right of payment to the prior repayment in full of the Senior Credit Facility and the Senior Subordinated Notes and the fulfillment of all of PDC’s obligations under its guarantees of the Senior Credit Facility and the Senior Subordinated Notes. PDC has the right to set off the amount of any losses suffered by the Company for which AWA is obligated to provide indemnification under the purchase agreement against any payments due under the Deferred Payment Obligation.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Deferred Payment Obligation, PDC agreed to the following: (1) limit the distributions PDC is allowed to make to the ESOP other than (i) those distributions required to repurchase stock from employees whose employment is terminated or who exercise their diversification rights under the ESOP and (ii) loans to the ESOP to permit the ESOP to make loans or to fund hardship distributions to participants in the ESOP; (2) not to incur debt other than certain permitted guarantees; the intercompany acquisition loan; loans payable to AWA pursuant to the Fox River Indemnification Agreement; or other indebtedness not to exceed $5,000 at any time outstanding; nor to allow API or its subsidiaries to incur indebtedness except (i) to refinance the Senior Credit Facility; (ii) certain permitted guarantees; (iii) loans payable to AWA pursuant to the Fox River Indemnification Agreement; (iv) an incurrence of indebtedness following which (a) the resulting indebtedness and Attributable Debt (excluding working capital facilities) of PDC and its subsidiaries is $635 million or less and (b) the accumulated outstanding amount of any such indebtedness incurred under this provision and not used to reduce existing indebtedness and any indebtedness incurred to avoid a default (see (v) following) does not exceed $100 million; or (v) if reasonably necessary to avoid a default under the terms of the Purchase Indebtedness or any refinancing thereof; (3) not to own assets other than API’s capital stock; (4) to allow the holder of the Deferred Payment Obligation the right to transfer the obligation to a qualified institutional buyer and to other parties, except API’s competitors, with PDC’s consent, which may not be unreasonably withheld; and (5) to provide AWA with all information provided to the holders of the Senior Subordinated Notes.

If, at any time prior to the date that the Deferred Payment Obligation is paid in full, API defaults on the payment of any principal or interest owing under the Senior Credit Facility or the Senior Subordinated Notes and the default continues for thirty days, the holder of the Deferred Payment Obligation will have the right to designate one member to the Company’s board of directors. Notwithstanding the foregoing, if AWA transfers more than 50% of the Deferred Payment Obligation to a third party, then such third party holder would be entitled to designate two directors to the Company’s board of directors upon any payment default. PDC will be permitted to prepay the Deferred Payment Obligation, in whole at any time, or in part from time to time, for an amount equal to $140 million increased by 10% per annum compounded semi-annually from the closing date of the Acquisition through the date of repayment, less the amount of any prior prepayments. However, the agreements governing the Senior Credit Facility and the Senior Subordinated Notes prohibit or restrict prepayments, or repayment on the due date, of the Deferred Payment Obligation as long as the Senior Credit Facility and the Senior Subordinated Notes remain outstanding.

At January 3, 2004 there was approximately $44.8 million of unused borrowing capacity under the $75 million revolving credit facility for working capital and other corporate purposes. In accordance with the terms of the April 18, 2003 amendment to the Senior Credit Facility, the Company has the ability to access an additional $25 million under its revolving line of credit. Approximately $20.2 million of the revolving credit facility was used to support outstanding letters of credit. At December 28, 2002 there was approximately $57.5 million of unused borrowing capacity under this same revolving credit facility. Approximately $17.5 million of the revolving credit facility was used to support outstanding letters of credit. A commitment fee of 0.5% per annum is assessed on its unused borrowing capacity.

API recorded debt extinguishment expenses of $10.4 million during the 2001 Predecessor Period as a result of the early redemption of the 6.26% and 6.61% senior unsecured notes payable. On October 19, 2001, API paid $150.0 million in principal due on the notes and $3.3 million in related interest. The debt extinguishment expenses consisted primarily of a prepayment penalty and the write-off of unamortized debt issuance costs. The redemption of the debt was financed with funds received from an affiliated company.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Scheduled repayment of principal on long-term obligations outstanding at January 3, 2004 is as follows (dollars in thousands):

2004	$31,350
2005	19,556
2006	125,846
2007	—
2008	199,958
Thereafter	181,392

$558,102

13. INCOME TAXES

In conjunction with the acquisition of API, the Company elected to be treated as a subchapter S corporation and to treat its eligible subsidiaries as qualified subchapter S subsidiaries for U.S. federal and, where recognized, state income tax purposes. The components of the provision for income taxes from continuing operations for the Predecessor Period are as follows (dollars in thousands):

(Predecessor Basis)
For the Period December 31, 2000 to November 9, 2001
Current	$32,465
Deferred	(11,840)

Total tax expense	$20,625

An analysis of effective income tax rates for continuing operations for the Predecessor Period is shown below (dollars in thousands):

(Predecessor Basis)
For the Period December 31, 2000 to November 9, 2001
Expected tax at statutory federal tax rates	$20,233
State and local income taxes net of federal tax benefit	2,046
Benefit from Extraterritorial Income Exclusion/Foreign Sales Corporation	(1,085)
Prior year taxes	(1,453)
Other, net	884

Total tax expense	$20,625

Effective income tax rate	35.7%

No analysis of effective income tax rates for the Successor Period is shown because, under U.S. tax law, PDC has elected subchapter S corporation status and thus its tax provision includes only minimal foreign and state income taxes. BemroseBooth, acquired by the Company in December 2003, is a taxable entity. For fiscal 2003, the Company recorded a tax provision of $0.1 million which included a $0.3 million tax benefit recorded by BemroseBooth. Deferred tax liabilities associated with BemroseBooth are $1.8 million at January 3, 2004.

The effective income tax rate for discontinued operations was 37.2% for the fiscal 2001 Predecessor Period.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. LEASES

The Company leases buildings, machinery and equipment and other facilities. Many of these leases obligate the Company to pay real estate taxes, insurance and maintenance costs and contain multiple renewal options, which cover periods ranging from one to ten years. Total rent expense was $8.0 million for 2003, $8.8 million for 2002, $1.2 million for the 2001 Successor Period and $7.5 million for the fiscal 2001 Predecessor Period.

Assets recorded under a capital lease consist of the following (dollars in thousands):

	2003	2002
Building	$4,764	$4,764
Less accumulated depreciation	(1,092)	(568)

	$3,672	$4,196

Future minimum lease payments as of January 3, 2004 under leases that have initial or remaining non-cancelable terms in excess of one year are as follows (dollars in thousands):

	Capital Lease	Operating Leases
2004	$670	$8,094
2005	675	6,705
2006	731	4,079
2007	731	1,825
2008	731	757
Thereafter	1,401	990

Total minimum lease payments	4,939	$22,450

Less amounts representing interest	(1,017)

Present value of minimum lease payments under capital lease	3,922
Less current principal portion	(418)

	$3,504

15. INTEREST EXPENSE (INCOME)

Interest expense (income) consists of the following (dollars in thousands):

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001
				For the Period December 31, 2000 to November 9, 2001
	Continuing Operations	Continuing Operations	Continuing Operations	Continuing Operations	Discontinued Operations
Interest expense—affiliates	$—	$—	$—	$16,293	$187
Interest expense—external	54,160	68,366	10,653	9,471	—
Capitalized interest	—	(12)	(15)	(323)	—

Total interest expense	$54,160	$68,354	$10,638	$25,441	$187

Interest (income)—affiliates	$—	$—	$—	$(6,492)	$—
Interest (income)—external	(315)	(990)	(406)	(2,326)	—

Total interest (income)	$(315)	$(990)	$(406)	$(8,818)	$—

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount (including current portions) and estimated fair value of certain of the Company’s recorded financial instruments are as follows (dollars in thousands):

	January 3, 2004		December 28, 2002
Financial Instruments	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior subordinated notes payable	$199,958	$228,000	$199,958	$209,507
Senior credit facility	176,752	176,752	151,342	151,342
Industrial development bonds	8,650	8,650	8,650	8,650

	$385,360	$413,402	$359,950	$369,499
Deferred payment obligation	172,742	160,881	156,409	144,031

	$558,102	$574,283	$516,359	$513,530
Lease obligation	$3,922	$3,922	$4,314	$4,314

The Senior Subordinated Notes Payable are traded in public markets and therefore, the fair value was determined based on quoted market prices. The Senior Credit Facility and industrial development bonds have variable interest rates that reflect current market terms and conditions. The fair values of the deferred payment and lease obligations were determined based on current rates available to the Company for financial instruments of the same remaining maturities and similar terms.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. PENSION BENEFITS

The Company has various defined benefit pension plans and a defined contribution pension plan. The Company utilized a November 30 measurement date for fiscal 2003 and fiscal 2002. The status of these plans, including a reconciliation of benefit obligations, a reconciliation of plan assets, the funded status of the plans as well as the key assumptions used in accounting for the plans, is shown below (dollars in thousands):

Pension Benefits	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002
Change in benefit obligation
Benefit obligation at beginning of period	$203,476	$189,278
Service cost	6,058	5,835
Interest cost	13,933	13,076
Acquisition of business	68,114	—
Currency translation adjustments	1,363	—
Plan amendments	—	119
Special benefits charge	—	1,346
Actuarial loss	25,005	3,012
Benefits and expenses paid	(10,376)	(9,190)

Benefit obligation at end of period	$307,573	$203,476

Change in plan assets
Fair value at beginning of period	$170,970	$173,544
Actual return on plan assets	29,667	(3,384)
Acquisition of business	51,129	—
Currency translation adjustments	1,023	—
Employer contributions	—	10,000
Benefits and expenses paid	(10,376)	(9,190)

Fair value at end of period	$242,413	$170,970

Funded status of plans
Funded status at end of period	$(65,160)	$(32,506)
Unrecognized
Net actuarial loss	37,021	23,529
Prior service cost	110	119

Net liability	$(28,029)	$(8,858)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit liability	$(39,696)	$(10,959)
Intangible asset	535	578
Accumulated other comprehensive loss	11,132	1,523

Net amount recognized	$(28,029)	$(8,858)

Key assumptions at end of period (%)
Discount rate	6.25	7.00
Rate of compensation increase	4.00	4.25

Data presented in the reconciliation of changes in benefit obligation and the changes in plan assets titled “Acquisition of business,” relate to the BemroseBooth acquisition in December 2003 and are based upon the Company’s preliminary purchase price allocation.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic pension cost include the following (dollars in thousands):

	(Successor Basis)		(Predecessor Basis)
Pension Benefits	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Net periodic benefit cost
Service cost	$6,058	$5,835	$808	$3,996
Interest cost	13,933	13,076	1,780	10,225
Expected return on plan assets	(17,878)	(17,114)	(2,344)	(13,748)
Amortization of
Transition obligation	—	—	—	70
Prior service cost	9	—	—	953
Actuarial gain	—	—	—	(757)
Special benefits charge	—	1,346	—	—

Net periodic benefit cost	$2,122	$3,143	$244	$739

The key assumptions used in the measurement of the Company’s net periodic benefit cost are shown in the following table:

	(Successor Basis)		(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Discount rate	7.00%	7.00%	7.00%	7.75%
Expected return on plan assets	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	4.25%	4.25%	4.25%	4.75%

As of the Company’s 2003 and 2002 measurement date, the approximate asset allocations by asset category were as follows:

	November 30, 2003	November 30, 2002
US Equity	44%	40%
International Equity	11	10
Private Equity	3	3
Tactical Asset Allocation	20	19
Fixed Income	15	17
Real Estate	7	9
Cash	—	2

Total	100%	100%

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s Benefits Finance Committee (the “Committee”) is, among other things, charged with monitoring investment performance. The Committee regularly reviews fund performance and asset allocations, making changes as necessary to realign the asset mix with the target allocations. The Committee has an investment policy for the pension plan assets that establishes long-term target asset allocations by asset class, as follows:

Total US Equity (including private equity and tactical asset allocation)	55%
Total International Equity (including tactical asset allocation)	13%
Real Estate	10%
Bonds (including tactical asset allocation)	22%

The Company contracts with an investment advisor to assist it and the members the Committee in managing the fund investments and establishing asset allocations and long-term return expectations. The advisor develops and maintains long-term return, risk and correlation expectations for a broad array of capital markets.

To develop the expected long-term rate of return on assets assumptions, a building block approach was utilized starting with an inflation expectation and adding an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of the advisor’s future expectations for the U.S. Treasury real yield curve. Based on the assumptions and methodology described above, the Company has selected 9.0% for 2003 and anticipates using 8.25% for 2004 as its long-term rate of return on assets assumptions.

The Company expects to contribute $25 million to its pension plan in calendar 2004 for plan year 2003. The defined benefit plan provides that hourly employees receive payments of stated amounts for each year of service. Payments under the defined benefit plan covering salaried employees are based on years of service and the employees’ compensation during employment. At January 3, 2004, the accumulated benefit obligation and the fair value of plan assets for the defined benefit plan, exclusive of BemroseBooth, were approximately $211.9 million and $190.2 million, respectively.

In 2002, the Company offered an early retirement option to certain Appleton plant hourly employees resulting in a special benefits charge of $1.3 million. API has an unfunded, non-qualified retirement plan for certain management employees. Benefits are based on final average compensation and vest upon retirement from API.

Certain of API’s hourly employees participate in a multi-employer defined benefit plan. API’s cost for this plan amounted to $0.9 million in 2003, $0.8 million in 2002, $0.1 million in the 2001 Successor Period and $0.5 million in the 2001 Predecessor Period. The Company has not recorded a liability for the unfunded amount related to this plan as the liability cannot be reasonably estimated.

In December 2001, the Company adopted the Appleton Papers Inc. Long-Term Incentive Plan (the “Plan”), which provides officers and key employees the opportunity to earn phantom stock units, the value of which is related to the appreciation of the value of the Company’s common stock. The phantom stock units vest ratably over three years. Vested phantom shares may not be exercised in whole or in part, until they are held for a minimum of three years. Compensation expense for the Plan was $0.5 million in 2003 and $1.8 million in 2002. Since the inception of the Plan, 484,520 shares have been granted and 46,125 shares have been forfeited, leaving an outstanding balance of 438,395 shares.

As part of AWA’s efforts to sell AWDGP, which began in mid-2000, AWA agreed to compensate certain executive officers for their efforts in selling AWDGP to a third party through two AWA incentive programs. The first incentive program provided for a loyalty payment to named executive officers as of October 1, 2000 who

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

remained officers through the closing of any sale of AWDGP and who agreed to be available to be engaged at the request of any buyer of AWDGP. As part of the Acquisition, each of the recipients in this program agreed to defer a substantial portion of the payment into a deferred compensation plan and therefore the funds are available to the Company until the officers’ employment is terminated. Due to a change in estimates, the Company recorded income of $0.2 million in fiscal 2003. Expenses under this program totaled $1.7 million in fiscal 2002 and $4.1 million in the fiscal 2001 Predecessor Period. The second incentive program involved sales incentive payments made to the Company’s chief executive officer and other employees who assisted with the successful completion of the Acquisition. Total payments made under this program were $2.8 million in the fiscal 2001 Predecessor Period.

18. POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

The Company has defined postretirement benefit plans that provide medical and life insurance for certain retirees and eligible dependents. The Company utilized a November 30 measurement date for fiscal 2003 and fiscal 2002. The status of these plans, including a reconciliation of benefit obligations and the funded status of the plans as well as the key assumptions used in accounting for the plans, is as follows (dollars in thousands):

Other Postretirement Benefits	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002
Change in benefit obligation
Benefit obligation at beginning of period	$65,332	$60,612
Service cost	1,040	963
Interest cost	4,424	4,149
Actuarial loss	4,036	3,000
Benefits and expenses paid	(4,648)	(3,392)

Benefit obligation at end of period	$70,184	$65,332

Funded status of plans
Funded status at end of period	$(70,184)	$(65,332)
Unrecognized
Net actuarial loss	6,585	2,831

Accrued benefit cost	$(63,599)	$(62,501)

Key assumptions at end of period (%)
Discount rate	6.25	7.00
Pre-Medicare medical inflation	10.00	10.00
Post-Medicare medical inflation	10.00	10.00
Ultimate medical inflation	5.00	5.50
Year ultimate inflation reached	2008	2005

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of other postretirement benefit cost include the following (dollars in thousands):

	(Successor Basis)			(Predecessor Basis)
Other Postretirement Benefits	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Net periodic benefit cost
Service cost	$1,040	$963	$129	$661
Interest cost	4,424	4,149	545	3,864
Amortization of
Prior service cost	—	—	—	469
Actuarial loss	—	—	—	124

Net periodic benefit cost	$5,464	$5,112	$674	$5,118
Charges related to discontinued operations	—	—	—	(506)

Net periodic benefit cost of continuing operations	$5,464	$5,112	$674	$4,612

The key assumptions used in the measurement of the Company’s net periodic benefit cost are shown in the following table:

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Discount rate	7.00%	7.00%	7.00%	7.75%
Pre-Medicare medical inflation	10.00%	10.00%	10.00%	8.00%
Post-Medicare medical inflation	10.00%	10.00%	10.00%	8.00%
Ultimate medical inflation	5.50%	5.50%	5.50%	5.50%
Year ultimate inflation reached	2005	2005	2004	2003

The Company’s postretirement benefit plans provide for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003,” any measures of the Company’s accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the consolidated financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

Impact of a one percent change in medical trend rate (dollars in thousands):

	1% Increase	1% Decrease
Aggregate impact on service and interest cost	$445	$(382)
Effect on accumulated plan benefit obligation	5,111	(4,452)

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has entered into certain contractual arrangements for the purchase of raw materials with various suppliers. Obligations as of January 3, 2004, under these contractual agreements, are as follows (dollars in thousands):

2004	$17,400
2005	10,900
2006	10,300
2007	5,700
2008	1,500
Thereafter	600

$46,400

Actual purchases under these obligations approximated $26.8 million in 2003, $28.4 million in 2002, $6.0 million in the 2001 Successor Period and $47.6 million in the fiscal 2001 Predecessor Period.

Basestock is a key raw material in the Company’s business. For fiscal 2003, the Company purchased approximately $127 million of basestock from external suppliers. Approximately $53 million of this basestock was purchased for the production of carbonless products with nearly 83% purchased from three external suppliers. The Company purchased approximately $67 million of basestock for the production of thermal and advanced technical products with over 76% purchased from a single external supplier. For fiscal 2002, the Company purchased approximately $149 million of basestock from external suppliers. Approximately $79 million of this basestock was purchased for the production of carbonless products with nearly 90% purchased from three external suppliers. The Company purchased approximately $64 million of basestock for the production of thermal and advanced technical products with over 70% purchased from a single external supplier.

CONTINGENCIES

Lower Fox River

Various state and federal government agencies and Native American tribes have asserted claims against API and other parties with respect to historic discharges of polychlorinated biphenyls (“PCBs”) into the Lower Fox River in Wisconsin.

Carbonless paper containing PCBs was manufactured at what is currently the Appleton plant from 1954 until 1971. Wastewater from the Appleton plant, the Combined Locks paper mill now owned by Appleton Coated LLC (which is still owned by AWA’s ultimate parent) and from other local industrial facilities carried PCBs into the Lower Fox River during this time period. As a result, there are allegedly eleven million cubic yards of PCB-contaminated sediment spread over 39 miles of the Lower Fox River. Low levels of PCBs have also been washed by the Lower Fox River into Green Bay, which is part of Lake Michigan.

In June 1997, the EPA published notice that it intended to list the Lower Fox River on the National Priorities List of Contaminated Sites pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”). The EPA identified seven potentially responsible parties (“PRPs”) for PCB contamination in the Lower Fox River, including NCR Corporation (“NCR”) and API as the former and current owners and operators of the Appleton plant, and the owners of five paper reprocessing mills located on the Fox River, including Georgia-Pacific, P.H. Glatfelter Company, WTM I Co., owned by Chesapeake Corporation, Riverside Paper Corporation and U.S. Paper Mills Corp., which is now owned by Sonoco Products Company.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 7, 2003, the Wisconsin Department of Natural Resources (“DNR”) issued a Record of Decision (“ROD”), with which the United States Environmental Protection Agency (“EPA”) concurred, on the first two segments of the river, which are largely upstream of the Appleton plant. The ROD provides for dredging in the first segment and monitored natural recovery in the second segment. However, the ROD also provides that up to 25% of the remedy in the first segment may consist of capping if dredging proves not to be cost-effective and certain conditions are met. It is API’s position that neither API nor NCR has any responsibility or liability for PCB contamination in the first segment of the Lower Fox River. On July 28, 2003, the DNR and EPA issued a ROD covering the third, fourth and fifth segments of the Lower Fox River (which includes Green Bay) which also provides for substantial dredging in that portion of the river.

In the two RODs, the DNR estimates total costs for the Lower Fox River remedial action plan of approximately $400 million, an increase of $67 million over prior estimates, over a 7 to 18 year time period. Most of the estimated costs pertain to the removal of large quantities of sediment from the Lower Fox River by dredging, dewatering of the dredged materials, treatment of the dredge water and off-site disposal of the remaining solids. Based on cost estimates of large-scale dredging response actions at other sites and many subjective assumptions regarding the work to be done, engineers engaged by several of the PRPs have estimated that the cost of remediation work in the Lower Fox River could be between $740 million and $1.6 billion. The DNR strongly disputes this analysis and continues to believe that its cost estimates are accurate.

The Company does not believe that the remedial action proposed by the DNR in the two RODs is appropriate or cost-effective. API, along with the other PRPs, has developed a substantial body of evidence that API believes demonstrates that selection of alternatives involving active, river-wide remediation, particularly massive dredging, would be inappropriate and unnecessary. There is ongoing, vigorous debate within the scientific, regulatory, legal, public policy and legislative communities over how to properly manage contaminated sediments. Although API believes that the remedy adopted in the RODs is inappropriate and may be substantially modified and improved over time through further design and experience, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be selected by the EPA and DNR for the remaining three segments of the Lower Fox River.

In October 2000, the U.S. Fish and Wildlife Service (“FWS”) released a proposed restoration and compensation determination plan presenting the federal and tribal natural resource trustees’ planned approach for restoring natural resources injured by PCBs and calculating the potential natural resource damages (“NRDs”) under different remedial action scenarios. The final NRD valuation will depend on the extent of PCB cleanup; however, the proposed plan estimates that NRDs will fall in the range of $176 million to $333 million for all PRPs in the aggregate. The total costs estimated by the DNR, EPA and FWS for the proposed remediation and NRD discussed above range from $576 million to $733 million. Over the past several years and at various natural resource damage sites, the FWS and other government agencies have settled NRD claims for amounts substantially less than original estimates or claims. In June 2002, the state and federal trustees announced a proposed settlement of their NRD claims against Fort James Operating Company, a subsidiary of Georgia-Pacific Corporation (“Fort James”), the owner of one of the reprocessing mills. Under the settlement, Fort James would pay for or conduct restoration projects with a total cost of approximately $12 million. The proposed settlement was challenged by an environmental group in a case pending before the U.S. District Court in Milwaukee. On March 19, 2004, the U.S. District Court rejected the challenge and granted the state and federal trustees’ motion to enter the consent decree. API anticipates the actual costs for the PRPs to settle NRD claims related to the Lower Fox River will be significantly less than the initial range of $176 million to $333 million.

The Company purchased the Appleton plant from NCR in 1978, after the use of PCBs in the manufacturing process was discontinued. Nevertheless, pursuant to CERCLA, both API and NCR are viewed by the EPA as PRPs. Accordingly, API and NCR asserted indemnity claims against each other pursuant to the terms of the

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement for the purchase of the assets of the business in 1978. In order to resolve indemnification obligations to each other, API entered into an interim settlement agreement with NCR in 1998 under which the parties agreed to share both defense and liability costs arising from the Lower Fox River.

In addition to the interim settlement agreement with NCR, five of the seven PRPs, excluding U.S. Paper Mills and Riverside Paper, have entered into a non-binding agreement to share both defense costs and costs for scientific studies relating to PCBs discharged into the Lower Fox River.

A study performed by the FWS in 2000 provided a preliminary estimate of the amount of PCBs discharged into the Lower Fox River by each PRP and concluded that the discharges from the Appleton plant and the Combined Locks paper mill (which API formerly owned and which is now owned by an affiliate of AWA) represented a percentage in the range of 36% to 52% of the total PCBs discharged. These preliminary estimates have not yet been finalized by the FWS and may be revised. The FWS analysis will not be binding on the PRPs. The final allocation of liability among the PRPs will be determined by negotiation, litigation or other dispute resolution processes. Based on historical and technical analyses performed by environmental engineers API has engaged, the Company believes that the percentage of PCBs discharged from the Appleton and Combined Locks facilities is less than 20% of the total discharged by all the PRPs. A portion of API’s potential liability for the Lower Fox River may be joint and several. If, in the future, one or more of the other PRPs were to become insolvent or unable to pay their respective share(s) of the potential liability, API could be responsible for a portion of their share(s). Based on a review of publicly available financial information about the other PRPs, API believes that the other PRPs will be required, and have adequate financial resources, to pay their share of the remediation and natural resource damage claims for the Lower Fox River.

API entered into a consent decree on December 10, 2001 with NCR, the DNR, the Wisconsin Department of Justice, the EPA, the FWS, the U.S. Department of Justice, the National Oceanic and Atmospheric Administration, and the Oneida and Menomonee Indian Tribes which are collectively referred to as the intergovernmental partners, or IGP. Pursuant to the consent decree, API and NCR agreed to provide up to $41.5 million over a period of four years, to a maximum of $10.4 million per year, for interim restoration and remediation efforts directed by the IGP. API and NCR will each pay approximately half of the amounts paid under the consent decree. Through the end of 2003, the Company has paid approximately $8.2 million under the consent decree. Under the consent decree, the IGP agree not to sue or take administrative action against API and NCR during the four-year period including pursuant to any claims that could be made as a result of the issuance of the ROD. The consent decree does not constitute a final settlement with the IGP or provide protection against future claims against API and NCR; however, under the decree, API and NCR will receive full credit against remediation costs and NRD claims for all monies expended for restoration and remediation of the Lower Fox River during the interim period including pursuant to any claims that could be made as a result of the issuance of the RODs. API recorded a charge of $19.2 million for its discounted share of the arrangement during the first quarter of 2001. At January 3, 2004 this liability approximated $13.7 million.

A precise estimate of API’s ultimate share of remediation and natural resource damage liability cannot be made at this time due to uncertainties with respect to: the scope and cost of implementing the final remediation plan; the scope of restoration and final valuation of federal and state NRD assessments; the evolving nature of remediation and restoration technologies and governmental policies; and API’s share of remediation and NRD costs relative to the other PRPs. However, the issuance of the RODs greatly reduces the uncertainty about the remedy that will be implemented for the remaining segments of the Lower Fox River and provides API the ability to reasonably estimate its potential liability. Accordingly, API has recorded a reserve for this environmental liability. During fiscal 2003 the total reserve was accreted by $5.9 million while payments against the reserve totaled $6.9 million. This resulted in a remaining reserve of $109.1 million as of January 3, 2004, of which $9.8 million is recorded in other accrued liabilities and $99.3 million is recorded as an environmental liability.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the Acquisition, AWA agreed to indemnify the Company for the first $75 million and for all amounts over $100 million in liabilities relating to the Lower Fox River (see Note 3 “Acquisition of Businesses”). At January 3, 2004, the total indemnification receivable from AWA is $86.8 million, of which, $9.8 million is recorded in other current assets and $77.0 million is recorded as an environmental indemnification receivable. The $22.3 million difference between the reserve and the indemnification receivable represents the discounted share of Lower Fox River costs for which the Company is responsible. A $21.0 million charge was recorded within earnings in 2002 and has accreted to $22.3 million during fiscal 2003. This discounted share was calculated using a discount rate of 6.0%, which represents the Company’s estimate of the fair market interest rate at which this liability could be settled in an arm’s length transaction. This $21.0 million amount will accrete to $25.0 million by the end of 2005.

A summary of the indemnification receivable/environmental liability is below (dollars in thousands):

	Environmental Indemnification Receivable	Environmental Liability
Establishment of reserve for 2001 IGP consent decree	$—	$(19,209)
Accretion of Lower Fox River environmental liability	—	(747)
Fair market valuation of AWA indemnification receivable and Lower Fox River liability as of the November 9, 2001 acquisition date	20,380	(424)

Balance, December 29, 2001	$20,380	$(20,380)
Establishment of additional indemnification receivable/environmental liability associated with the issuance of the first ROD on January 7, 2003	66,146	(66,146)
Establishment of reserve for the Company’s portion of the Lower Fox River environmental liability in accordance with the Fox River Indemnification agreement	—	(21,017)
Payments made for indemnification receivable/environmental liability	(14,077)	14,077
Accretion of Lower Fox River indemnification receivable/environmental liability	1,052	(1,052)

Balance, December 28, 2002	$73,501	$(94,518)
Establishment of additional indemnification receivable/environmental liability associated with the issuance of the second ROD on July 28, 2003	15,581	(15,581)
Payments made for indemnification receivable/environmental liability	(6,867)	6,867
Accretion of Lower Fox River indemnification receivable/environmental liability	4,582	(5,864)

Balance, January 3, 2004	$86,797	$(109,096)

API used the estimates described below, including the most recent government agency estimates, in evaluating its Lower Fox River environmental liability: (1) total costs for remediation of $480 million, based on the DNR’s estimate of $400 million in total costs for remediation, plus a 20% contingency; (2) the FWS preliminary estimate that discharges from the Appleton plant and the Combined Locks mill represent 36% to 52% of the total PCBs discharged by the PRPs, which is substantially greater than the Company’s estimate (the Company assumes that API and NCR are primarily responsible for only the discharges from the Appleton and Combined Locks facilities and not for other discharges); (3) costs to settle NRD claims against API and NCR, estimated at $20 million or less, based on the IGP’s $12 million settlement of NRD claims against Fort James; (4) API’s responsibility for approximately half of the claims asserted against API and NCR, based on the interim settlement agreement with NCR, the terms of which are confidential; and (5) $20 million in fees and expenses. Because of the numerous uncertainties underlying these estimates, it is possible that API’s share of costs will be higher.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

West Carrollton Mill

The West Carrollton mill operates pursuant to various state and federal permits for discharges and emissions to air and water. As a result of the de-inking of carbonless paper containing PCBs through the early 1970s, there have been releases of PCBs and volatile organic compounds into the soil in the area of the wastewater impoundments at the West Carrollton facility and low levels of PCBs have been detected in groundwater immediately under this area. In addition, PCB contamination is present in sediment in the adjacent Great Miami River, but it is believed that this contamination is from a source other than the West Carrollton mill.

Based on investigation and delineation of PCB contamination in soil and groundwater in the area of the wastewater impoundments, API believes that it could be necessary to undertake remedial action in the future, although API is currently under no obligation to do so. API has not had any discussions or communications with any federal, state or local agencies or authorities regarding remedial action to address PCB contamination at the West Carrollton mill. Remedial action to address PCB contamination in the area of the wastewater impoundments is expected to involve construction of a cap to prevent exposure to PCBs. In addition, remedial action could involve long-term monitoring of groundwater or the construction and operation of a groundwater pump-and-treat system to prevent migration of PCB contamination in groundwater, and the removal and disposal of PCB-contaminated sediment in the Great Miami River. The cost for remedial action—including installation of a cap, long-term pumping, treating and/or monitoring of groundwater and removal of sediment in the Great Miami River—is estimated to range up to approximately $10.5 million, with approximately $3 million in short-term capital costs and the remainder to be incurred over a period of 30 years. However, costs could exceed this amount if additional contamination is discovered, if additional remedial action is necessary or if the remedial action costs are more than expected.

Because of the uncertainty surrounding the ultimate course of action for the West Carrollton mill, the Great Miami River remediation and the Company’s share of these remediation costs, if any, no provision has been recorded in the accompanying financial statements for estimated remediation costs. In conjunction with the Acquisition of the Company by the ESOP in 2001, AWA agreed to indemnify the Company for 50% of all environmental liabilities up to $5.0 million and 100% of all such environmental costs exceeding $5.0 million. In addition, the former owner and operator of the West Carrollton mill may be liable for all or part of the cost of remediation of historic PCB contamination. Other than the PCB contamination in the area of the wastewater impoundments, there are no other known material liabilities with respect to environmental issues at the West Carrollton mill.

Other

From time to time, the Company may be involved in product liability and various other suits incident to the operation of its business. A comprehensive insurance program is maintained and estimated costs are recorded for claims and suits of this nature. It is management’s opinion that none of these claims or suits will have a materially adverse effect on the Company’s financial position, results of operations or cash flows.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. CONSOLIDATED STATEMENTS OF CASH FLOWS

Supplemental cash flow disclosures (dollars in thousands):

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Cash paid during the period for:
Interest (net of amount capitalized)	$32,738	$44,506	$4,312	$23,209
Income taxes	$352	$403	—	$21,387
Non-cash transactions during the period:
Capital contribution from former parent and affiliated companies	—	—	—	$352,973
Conversion of shareholder note	—	—	—	$125,000
Transfer of liability to affiliated company	—	—	—	$2,782
Recovery of withholding tax	—	—	—	$5,204
Deferred payment obligation	—	—	$140,000	—
Senior subordinated seller note	—	—	$250,000	—

21. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments that exceed the maximum federally insured limits and trade receivables. The Company places its temporary cash investments with high quality financial funds that by policy limit their exposure to any one financial security.

Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the Company’s customer base. The Company does not believe it is dependent upon any single customer. Sales to the Company’s two largest customers each represented 13% and 10% of net sales in 2003, 14% and 11% of net sales in 2002 and 15% and 12% of net sales in 2001.

The five largest customers for coated solutions products accounted for approximately 50% of coated solutions net sales in fiscal 2003, approximately 51% of coated solutions net sales in fiscal 2002 and approximately 52% of coated solutions net sales in fiscal 2001. The five largest customers for thermal and advanced technical products accounted for approximately 51% of thermal and advanced technical products net sales in fiscal 2003, approximately 52% of thermal and advanced technical products net sales in fiscal 2002 and approximately 57% of thermal and advanced technical products net sales in fiscal 2001.

22. EMPLOYEE STOCK OWNERSHIP PLAN

The Appleton Papers Retirement Savings Plan, was amended and restated effective as of January 1, 2001, in the form of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the “KSOP”). The KSOP includes a separate employee stock ownership plan component. The KSOP is a tax-qualified retirement plan that also contains a 401(k) feature, which provides participants with the ability to make pre-tax contributions to the KSOP by electing to defer a percentage of their compensation. The ESOP component of the KSOP is a tax-qualified employee stock ownership plan that is designed to invest primarily in the common stock of PDC.

Eligible participants, as “named fiduciaries” under ERISA, were offered a one-time irrevocable election to acquire a beneficial interest in the common stock of PDC by electing to direct the transfer of all or a portion of

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

their existing account balances in the KSOP and the 401(a) plan (Appleton Papers Inc. Retirement Medical Savings Plan) to the Company Stock Fund. During the transfer election period, eligible participants were able to elect to transfer all or any portion of the following accounts to the Company Stock Fund: (1) account balances held in the Vanguard Fund, regardless of whether they were vested, less any outstanding loan balances and (2) any account balances, regardless of whether they were vested, in the 401(a) plan. The total proceeds transferred by eligible participants to the Company Stock Fund were approximately $106.8 million. All proceeds of the offering were used by the ESOP trustee to purchase 10,684,373 shares of PDC common stock. As a result of this purchase, the ESOP owns 100% of the common stock of PDC. The ESOP trustee is expected to purchase common stock from PDC with future pre-tax deferrals made by employees. The Company also intends to fund a significant part of its matching contribution commitment with common stock of PDC. The Company’s matching contributions charged to expense amounted to $7.8 million in 2003, $8.1 million in 2002 and $1.3 million for the 2001 Successor Period. Compensation expense associated with the KSOP approximated $3.4 million for the fiscal 2001 Predecessor Period.

The value of each participant’s account balance will be paid to that participant, or that participant’s beneficiary, in the case of the participant’s death, upon the participant’s retirement, death, disability, resignation, dismissal or permanent layoff. Requests for lump sum distributions from the Company Stock Fund will be granted in accordance with a uniform, nondiscriminatory policy established by the ESOP committee. In general, all requests for lump sum distributions in any plan year will be granted to the extent that the aggregate amount requested does not exceed the amount of new deferrals to the Company Stock Fund, less any distributions that must be made in accordance with statutory requirements and installment distributions the KSOP is obligated to make under prior year distribution elections. Covenants in the agreements providing for the Senior Credit Facility and the Senior Subordinated Notes restrict API’s ability to pay dividends to PDC, which could limit PDC’s ability to repurchase shares distributed to ESOP participants who have terminated employment or who are entitled to diversification rights. PDC has obligations to make distributions to former participants in the ESOP under ERISA and these obligations may supersede the terms of the respective agreements. If lump sum distributions cannot be made, distributions to former participants will be made in up to five equal annual installments.

In fiscal 2003, the ESOP trustee purchased 634,495 shares of PDC redeemable common stock for an aggregate price of $13.4 million from pre-tax deferrals, rollovers and loan payments made by employees, as well as interest received by the trust. The Company’s matching deferrals over this same period resulted in an additional 549,913 shares of redeemable common stock being issued. As a result of hardship withdrawals, diversification elections and employee terminations, 646,834 shares of PDC redeemable common stock were repurchased during 2003 at an aggregate price of $14.4 million.

In fiscal 2002, the ESOP trustee purchased 498,769 shares of PDC redeemable common stock from pre-tax deferrals made by employees, rollovers from new employees and interest earned on these funds. The Company’s matching deferrals over this same period resulted in an additional 420,770 shares of redeemable common stock being issued. During 2002, employees redeemed approximately $0.3 million of PDC redeemable company stock related to account diversification and hardship withdrawals.

Based upon management’s assumptions related to participant death, retirement, diversification requests, employment termination and changes in share value, the Company estimates that the potential repurchase obligations over the next five years may approximate $99 million. The Company anticipates that a portion of these estimated disbursements will be funded from payroll deferrals from employees who elect to purchase stock through the Company Stock Fund, which are estimated to approximate $45 million over the next five years. The estimated net repurchase obligations of approximately $54 million is anticipated to be disbursed in annual payments increasing from $8 million to $18 million over the five-year period. Because of the numerous

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

uncertainties underlying these assumptions used by management related to potential repurchase obligations and potential employee payroll deferrals into company stock, it is possible that actual results may be materially different.

In accordance with EITF Topic D-98, redeemable equity securities are required to be accreted (i.e., increased) so the amount in the balance sheet reflects the estimated amount redeemable at the earliest redemption date based upon the redemption value at each period end. Redeemable common stock is being accreted up to the earliest redemption date based upon the estimated fair market value of the redeemable common stock as of January 3, 2004. The earliest redemption date occurs when the holder reaches 55 years of age and has 10 years of participation in the KSOP. At that point, the holder has the right to make diversification elections for a period of six years. The Company accreted the redeemable common stock by $14.2 million for the year ended January 3, 2004. Based upon the estimated fair value of the redeemable common stock as determined by an independent, third party appraiser, an ultimate redemption liability of approximately $283 million was determined. The redeemable common stock recorded book value as of January 3, 2004 was $158 million, which leaves a remaining unrecognized liability to be accreted of approximately $125 million. The fair value of the redeemable common stock is determined by an independent, third party appraiser selected by the ESOP Trustee as required by law and the ESOP. Such valuations are made as of June 30 and December 31. Until the independent valuation is received, the fair value of the stock is estimated by management. Because the calculations of the third party appraiser are not provided to management, these interim estimates may differ from the values determined by the appraiser as of June 30 and December 31. Adjustments (if any) will be recorded when the independent valuation is received. The accretion is being charged to retained earnings as redeemable common stock is the only class of shares outstanding.

23. UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data for the fiscal year 2003 includes the following (dollars in thousands):

	For the Three Months Ended March 30, 2003	For the Three Months Ended June 29, 2003	For the Three Months Ended September 28, 2003	For the Three Months Ended January 3, 2004	For the Year Ended January 3, 2004
Net sales	$204,238	$210,649	$217,783	$228,783	$861,453
Gross profit	59,458	53,380	60,061	54,231	227,130
Operating income	21,108	13,957	22,286	8,047	65,398
Net income (loss)	7,771	885	9,066	(6,563)	11,159

Unaudited quarterly financial data for the fiscal year 2002 includes the following (dollars in thousands):

	For the Three Months Ended March 31, 2002	For the Three Months Ended June 30, 2002	For the Three Months Ended September 29, 2002	For the Three Months Ended December 28, 2002	For the Year Ended December 28, 2002
Net sales	$224,576	$228,698	$229,030	$215,669	$897,973
Gross profit	69,339	64,543	70,716	62,663	267,261
Operating income	29,486	24,213	33,017	2,951	89,667
Net income (loss)	10,486	(5,358)	16,978	(12,014)	10,092

During the three months ended January 3, 2004, restructuring and other charges of $2.0 million were recorded related to a salaried employment reduction, purchase accounting adjustments of $1.7 million related to inventory valuation for the BemroseBooth acquisition were recorded and debt extinguishment expenses of $1.4 million were recorded.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the three months ended December 28, 2002, environmental expenses of $21.0 million were recorded related to the Lower Fox River (see Note 19 “Commitments and Contingencies”). In June 2002, the Company refinanced a $112.4 million senior secured note (see Note 12 “Long-Term Obligations”). As a result of this refinancing, $11.8 million of deferred debt issuance costs were written off during the quarter as debt extinguishment expenses.

24. SEGMENT INFORMATION

The Company operates in four business segments: coated solutions, thermal and advanced technical products, security products and performance packaging. Based upon quantitative thresholds, coated solutions and the thermal and advanced technical products segment constitute the Company’s reportable segments. The accounting policies applicable to all segments are the same as those described in the summary of significant accounting policies. Management evaluates the performance of the segments based primarily on operating income. Items excluded from the determination of segment operating income are unallocated corporate charges, business development costs not associated with existing segments, interest income and expense, debt extinguishment expenses, minority interest expense and foreign currency gains and losses.

The carbonless business is the largest component of the coated solutions segment. Carbonless paper is used to make multipart business forms such as invoices and credit card receipts. As part of its coated solutions business, the Company produces coated products for inkjet printing, point-of-sale displays and other design and print applications. The Company reorganized its business segments in 2003, for all periods presented, to include carbonless products with security features in the coated solutions segment. The Company also offers customers custom coating solutions and the potential for strategic partnerships through its engineered manufacturing solutions, or toll coating, program. This program focuses on the Company’s ability to apply barrier and/or printable coatings to substrates. The Company supplies coated solutions products to merchants, printers and paper converters primarily in North America.

The thermal and advanced technical products segment consists of the thermal business as well as the development of non-thermal products and related substrates for the transaction and item identification markets. These products are routinely used for point-of-sale receipts and coupons; event and transportation tickets; lottery and gaming tickets; tags for airline baggage and retail applications; and label products for grocery, shipping, medical and retail applications. The Company supplies thermal and advanced technical products primarily to paper converters in North America.

The security business produces products with basic security features that make them resistant to forgery and counterfeiting. From that foundation API is building a comprehensive business that incorporates security technologies including watermarks, taggants, embedded threads and fibers and machine-readable technologies. The focus of the security business is on checks, business and government documents and the emerging brand protection market. In December 2003, the Company acquired BemroseBooth (Derby, England) to gain greater access to international security product markets.

The Company entered the performance packaging market in 2003 by acquiring two companies that produce high-quality, custom multilayered films and commercial packaging and print and convert flexible plastic packaging materials for companies in the food processing, household and industrial product industries.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company does not allocate total assets internally in assessing operating performance. Net sales, operating income and depreciation and amortization as determined by the Company for its reportable segments are as follows (dollars in thousands):

	(Successor Basis)			(Predecessor Basis)
	For the Year Ended January 3, 2004	For the Year Ended December 28, 2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001
Net sales
Coated solutions	$622,586	$707,939	$90,548	$682,335
Thermal and advanced technical products	182,085	176,823	20,672	151,586
Other(1)	56,782	13,211	1,730	8,947

Total	$861,453	$897,973	$112,950	$842,868

Operating income
Coated solutions	$73,681	$88,602	$18,350	$88,755
Thermal and advanced technical products	6,174	9,394	403	10,032
Other(1)	(2,633)	(768)	(25)	(299)
Unallocated corporate charges and business development costs	(11,824)	(7,561)	(816)	(13,173)

Total	$65,398	$89,667	$17,912	$85,315

Depreciation and amortization
Coated solutions	$54,739	$56,456	$4,797	$30,350
Thermal and advanced technical products	12,713	10,389	1,119	5,886
Other(1)	3,660	1,051	81	393
Business development costs	106	81	8	30

Total	$71,218	$67,977	$6,005	$36,659

(1)	Other consists of security products and performance packaging.

25. GUARANTOR FINANCIAL INFORMATION

API (the “Issuer”) has issued senior subordinated notes (the “Notes”) which have been guaranteed by PDC (the “Parent Guarantor”) and WTA, Inc., C&H Packaging Company, Inc., American Plastics Company, Inc., American Real Estate Corporation, Rose Holdings Limited, Bemrose Group Limited, The Henry Booth Group Limited, BemroseBooth Limited, HBGI Holdings Limited, Bemrose Security & Promotional Printing Limited and BemroseBooth USA Inc., each of which is a wholly-owned subsidiary of API, (the “Subsidiary Guarantors”). These guarantees are full, unconditional and joint and several.

Presented below is condensed consolidating financial information for the Parent Guarantor, the Issuer, the Subsidiary Guarantors and its remaining wholly-owned subsidiary (the “Non-Guarantor Subsidiary”) as of January 3, 2004 and December 28, 2002 and for the years ended January 3, 2004, December 28, 2002, the 2001 Successor Period and the 2001 Predecessor Period. This financial information should be read in conjunction with the consolidated financial statements and other notes related thereto.

The condensed consolidating financial information has been presented to show the nature of the assets held, results of operations and cash flows of the Parent Guarantor, Issuer, Subsidiary Guarantors and Non-Guarantor Subsidiary assuming the guarantee structure of the Notes was in effect at the beginning of the periods presented. Separate financial statements for the Parent and Subsidiary Guarantors are not presented based on management’s determination that they would not provide additional information that is material to readers of these financial statements.

The Senior Credit Facility, the Senior Subordinated Notes and the Deferred Payment Obligation place restrictions on the subsidiaries of the Issuer that would limit dividend distributions by these subsidiaries.

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

January 3, 2004

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$—	$21,020	$5,676	$2,986	$—	$29,682
Accounts receivable, net	—	77,627	32,275	7,227	—	117,129
Inventories	—	115,803	11,202	2,606	—	129,611
Other current assets	9,767	6,949	1,553	181	—	18,450

Total current assets	9,767	221,399	50,706	13,000	—	294,872
Property, plant and equipment, net	—	458,545	52,950	65	—	511,560
Investment in subsidiaries	308,924	376,920	—	—	(685,844)	—
Other assets	77,042	97,934	88,406	39	—	263,421

Total assets	$395,733	$1,154,798	$192,062	$13,104	$(685,844)	$1,069,853

LIABILITIES, REDEEMABLE COMMON STOCK, (ACCUMULATED DEFICIT) RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$—	$31,350	$—	$—	$—	$31,350
Accounts payable	—	39,132	17,716	22	—	56,870
Due to (from) parent and affiliated companies	78,737	147,528	(228,964)	2,699	—	—
Other accrued liabilities	—	69,774	12,581	2,423	—	84,778

Total current liabilities	78,737	287,784	(198,667)	5,144	—	172,998
Long-term debt	—	354,010	—	—	—	354,010
Capital lease obligation	—	3,504	—	—	—	3,504
Other long-term liabilities	—	200,576	21,749	20	—	222,345
Deferred payment obligation	172,742	—	—	—	—	172,742
Redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	144,254	308,924	368,980	7,940	(685,844)	144,254

Total liabilities, redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	$395,733	$1,154,798	$192,062	$13,104	$(685,844)	$1,069,853

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 28, 2002

(dollars in thousands)

	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$—	$23,521	$23	$846	$—	$24,390
Accounts receivable, net	—	87,495	—	5,882	—	93,377
Inventories	—	116,042	—	2,056	—	118,098
Other current assets	6,144	6,632	—	157	—	12,933

Total current assets	6,144	233,690	23	8,941	—	248,798
Property, plant and equipment, net	—	504,066	—	22	—	504,088
Investment in subsidiaries	290,480	239,015	—	—	(529,495)	—
Other assets	67,369	106,872	33,003	32	—	207,276

Total assets	$363,993	$1,083,643	$33,026	$8,995	$(529,495)	$960,162

LIABILITIES, REDEEMABLE COMMON STOCK, (ACCUMULATED DEFICIT) RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Current liabilities
Current portion of long-term debt	$—	$42,419	$—	$—	$—	$42,419
Accounts payable	—	45,299	—	120	—	45,419
Due to (from) parent and affiliated companies	76,067	122,605	(199,688)	1,016	—	—
Other accrued liabilities	—	69,719	—	1,535	—	71,254

Total current liabilities	76,067	280,042	(199,688)	2,671	—	159,092
Long-term debt	—	317,531	—	—	—	317,531
Capital lease obligation	—	3,923	—	—	—	3,923
Other long-term liabilities	—	191,667	—	23	—	191,690
Deferred payment obligation	156,409	—	—	—	—	156,409
Redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	131,517	290,480	232,714	6,301	(529,495)	131,517

Total liabilities, redeemable common stock, (accumulated deficit) retained earnings and accumulated other comprehensive loss	$363,993	$1,083,643	$33,026	$8,995	$(529,495)	$960,162

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 3, 2004

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$815,870	$41,169	$60,110	$(55,696)	$861,453
Cost of sales	—	601,343	33,318	56,691	(57,029)	634,323

Gross profit	—	214,527	7,851	3,419	1,333	227,130
Selling, general and administrative	5	142,160	12,459	3,000	1,479	159,103
Restructuring and other charges	—	2,629	—	—	—	2,629

Operating (loss) income	(5)	69,738	(4,608)	419	(146)	65,398
Interest expense	16,334	54,374	3	10	(16,561)	54,160
Debt extinguishment expenses	—	1,396	—	—	—	1,396
Interest income	(464)	(282)	(16,097)	(33)	16,561	(315)
Intercompany royalty expense (income)	—	11,644	(11,644)	—	—	—
Income in equity investments	(27,034)	(24,571)	—	—	51,605	—
Other income	—	—	—	(1,484)	399	(1,085)

Income before income taxes	11,159	27,177	23,130	1,926	(52,150)	11,242
Provision (benefit) for income taxes	—	143	(347)	287	—	83

Net income	$11,159	$27,034	$23,477	$1,639	$(52,150)	$11,159

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED DECEMBER 28, 2002

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$893,059	$—	$54,730	$(49,816)	$897,973
Cost of sales	—	630,814	—	51,602	(51,704)	630,712

Gross profit	—	262,245	—	3,128	1,888	267,261
Selling, general and administrative	13	145,992	6,241	2,537	1,794	156,577
Environmental expense	—	21,017	—	—	—	21,017

Operating (loss) income	(13)	95,236	(6,241)	591	94	89,667
Interest expense	45,724	71,177	—	—	(48,547)	68,354
Debt extinguishment expenses	—	11,754	—	—	—	11,754
Interest income	—	(32,095)	(17,394)	(48)	48,547	(990)
Intercompany royalty expense (income)	—	12,933	(12,933)	—	—	—
Intercompany dividend income	(596,867)	(6,230)	—	—	603,097	—
Income in equity investments	(55,829)	(18,365)	—	—	74,194	—
Other expense (income)	—	1	—	(58)	11	(46)

Income before income taxes	606,959	56,061	24,086	697	(677,208)	10,595
Provision for income taxes	—	232	—	271	—	503

Net income	$606,959	$55,829	$24,086	$426	$(677,208)	$10,092

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD NOVEMBER 10, 2001 TO DECEMBER 29, 2001

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$—	$112,989	$—	$7,268	$(7,307)	$112,950
Cost of sales	—	76,795	—	7,034	(7,484)	76,345

Gross profit	—	36,194	—	234	177	36,605
Selling, general and administrative	—	17,223	843	347	280	18,693

Operating income (loss)	—	18,971	(843)	(113)	(103)	17,912
Interest expense	8,036	6,952	—	—	(4,350)	10,638
Interest income	—	(3,696)	(1,056)	(4)	4,350	(406)
Intercompany royalty expense (income)	—	1,674	(1,674)	—	—	—
Income in equity investments	(15,652)	(1,764)	—	—	17,416	—
Other income	—	—	—	(53)	—	(53)

Income (loss) before income taxes	7,616	15,805	1,887	(56)	(17,519)	7,733
Provision (benefit) for income taxes	—	153	—	(36)	—	117

Net income (loss)	$7,616	$15,652	$1,887	$(20)	$(17,519)	$7,616

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE PERIOD DECEMBER 31, 2000 TO NOVEMBER 9, 2001

(dollars in thousands)

	(Predecessor Basis)
	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Net sales	$842,546	$—	$52,028	$(51,706)	$842,868
Cost of sales	594,354	—	51,275	(53,888)	591,741

Gross profit	248,192	—	753	2,182	251,127
Selling, general and administrative	130,829	126	2,246	1,925	135,126
Restructuring and other charges	30,686	—	—	—	30,686

Operating income (loss)	86,677	(126)	(1,493)	257	85,315
Interest expense	32,905	—	—	(7,464)	25,441
Debt extinguishment expenses	10,392	—	—	—	10,392
Interest income	(8,720)	(7,476)	(86)	7,464	(8,818)
Intercompany royalty expense (income)	12,392	(12,392)	—	—	—
Intercompany dividend income	(5,830)	—	—	5,830	—
Income in equity investments	(10,072)	—	—	10,072	—
Other expense	4	—	488	—	492

Income (loss) before income taxes	55,606	19,742	(1,895)	(15,645)	57,808
Provision (benefit) for income taxes	18,423	2,771	(569)	—	20,625

Income (loss) from continuing operations	37,183	16,971	(1,326)	(15,645)	37,183
Loss from discontinued operations	(4,462)	—	—	—	(4,462)

Net income (loss)	$32,721	$16,971	$(1,326)	$(15,645)	$32,721

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 3, 2004

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantors	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$11,159	$27,034	$23,477	$1,639	$(52,150)	$11,159
Adjustments to reconcile net income to net cash provided by (used by) operating activities:
Depreciation and amortization	—	63,670	7,530	18	—	71,218
Other	16,333	13,217	—	(1,484)	399	28,465
Change in assets and liabilities, net	(29,135)	(13,910)	6,458	338	51,751	15,502

Net cash (used by) provided by operating activities	(1,643)	90,011	37,465	511	—	126,344
Cash flows from investing activities:
Proceeds from sale of equipment	—	3	—	—	—	3
Additions to property, plant and equipment	—	(26,690)	(3,159)	(54)	—	(29,903)
Acquisition of businesses, net of cash acquired	—	(112,889)	623	—	—	(112,266)

Net cash (used by) investing activities	—	(139,576)	(2,536)	(54)	—	(142,166)
Cash flows from financing activities:
Payments of long-term debt	—	(124,590)	—	—	—	(124,590)
Proceeds from refinancing senior secured notes payable	—	140,000	—	—	—	140,000
Payments relating to capital lease obligation	—	(670)	—	—	—	(670)
Proceeds from revolving line of credit	—	84,000	—	—	—	84,000
Payments of revolving line of credit	—	(74,000)	—	—	—	(74,000)
Due to parent and affiliated companies, net	2,670	24,923	(29,276)	1,683	—	—
Proceeds from issuance of redeemable common stock	13,360	—	—	—	—	13,360
Payments to redeem common stock	(14,387)	—	—	—	—	(14,387)
Decrease in cash overdraft	—	(2,599)	—	—	—	(2,599)

Net cash provided by (used by) financing activities	1,643	47,064	(29,276)	1,683	—	21,114
Change in cash and cash equivalents	—	(2,501)	5,653	2,140	—	5,292
Cash and cash equivalents at beginning of period		23,521	23	846	—	24,390

Cash and cash equivalents at end of period	$—	$21,020	$5,676	$2,986	$—	$29,682

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 28, 2002

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$606,959	$55,829	$24,086	$426	$(677,208)	$10,092
Adjustments to reconcile net income to net cash provided by (used by) operating activities:
Depreciation and amortization	—	61,802	6,154	21	—	67,977
Other	14,513	30,546	—	(57)	11	45,013
Change in assets and liabilities, net	(43,648)	20,963	—	2,391	74,100	53,806

Net cash provided by operating activities	577,824	169,140	30,240	2,781	(603,097)	176,888
Cash flows from investing activities:
Proceeds from sale of equipment	—	56	—	—	—	56
Additions to property, plant and equipment	—	(32,431)	—	(13)	—	(32,444)

Net cash (used by) investing activities	—	(32,375)	—	(13)	—	(32,388)
Cash flows from financing activities:
Payments of long-term debt	—	(163,700)	—	—	—	(163,700)
Payments relating to capital lease obligation	—	(671)	—	—	—	(671)
Due to parent and affiliated companies, net	(583,429)	610,917	(24,023)	(3,465)	—	—
Proceeds from issuance of redeemable common stock	5,909	—	—	—	—	5,909
Payments to redeem common stock	(304)	—	—	—	—	(304)
Increase in cash overdraft	—	2,954	—	—	—	2,954
Intercompany dividend	—	(596,867)	(6,230)	—	603,097	—

Net cash (used by) financing activities	(577,824)	(147,367)	(30,253)	(3,465)	603,097	(155,812)
Change in cash and cash equivalents	—	(10,602)	(13)	(697)	—	(11,312)
Cash and cash equivalents at beginning of period	—	34,123	36	1,543	—	35,702

Cash and cash equivalents at end of period	$—	$23,521	$23	$846	$—	$24,390

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 10, 2001 TO DECEMBER 29, 2001

(dollars in thousands)

	(Successor Basis)
	Parent Guarantor	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$7,616	$15,652	$1,887	$(20)	$(17,519)	$7,616
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:
Depreciation and amortization	—	5,159	843	3	—	6,005
Other	—	4,761	—	—	—	4,761
Change in assets and liabilities, net	(29,532)	28,268	(3,234)	(1,348)	17,519	11,673

Net cash (used by) provided by operating activities	(21,916)	53,840	(504)	(1,365)	—	30,055
Cash flows from investing activities:
Proceeds from sale of equipment	—	19	—	—	—	19
Additions to property, plant and equipment	—	(6,741)	—	—	—	(6,741)
Acquisition of business, net of cash acquired	(314,826)	—	—	—	—	(314,826)

Net cash (used by) investing activities	(314,826)	(6,722)	—	—	—	(321,548)
Cash flows from financing activities:
Payments relating to capital lease obligation	—	(56)	—	—	—	(56)
Decrease in cash overdraft	—	(4,570)	—	—	—	(4,570)
Due to parent and affiliated companies, net	239,467	(242,915)	540	2,908	—	—
Due to former parent and affiliated companies, net	(7,388)	—	—	—	—	(7,388)
Payment of senior subordinated seller note	—	(250,000)	—	—	—	(250,000)
Proceeds from issuance of long-term debt, net of issuance costs	—	484,546	—	—	—	484,546
Proceeds from issuance of redeemable common stock, net of issuance costs	104,663	—	—	—	—	104,663

Net cash provided by (used by) financing activities	336,742	(12,995)	540	2,908	—	327,195
Change in cash and cash equivalents	—	34,123	36	1,543	—	35,702
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$34,123	$36	$1,543	$—	$35,702

PAPERWEIGHT DEVELOPMENT CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD DECEMBER 31, 2000 TO NOVEMBER 9, 2001

(dollars in thousands)

	(Predecessor Basis)
	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Income (loss) from continuing operations	$37,183	$16,971	$(1,326)	$(15,645)	$37,183
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used by) operating activities of continuing operations:
Depreciation and amortization	36,637	—	22	—	36,659
Deferred income taxes	(11,840)	—	—	—	(11,840)
Asset impairment charges	3,827	—	—	—	3,827
Other	2,336	—	—	—	2,336
Change in assets and liabilities, net	20,196	(689)	3,110	9,815	32,432

Net cash provided by operating activities of continuing operations	88,339	16,282	1,806	(5,830)	100,597
Net cash provided by operating activities of discontinued operations	11,897	—	—	—	11,897

Net cash provided by operating activities	100,236	16,282	1,806	(5,830)	112,494
Cash flows from investing activities:
Proceeds from sale of equipment	9,016	—	—	—	9,016
Additions to property, plant and equipment	(49,804)	—	—	—	(49,804)

Net cash (used by) investing activities of continuing operations	(40,788)	—	—	—	(40,788)
Net cash (used by) investing activities of discontinued operations	—	—	—	—	—

Net cash (used by) investing activities	(40,788)	—	—	—	(40,788)
Cash flows from financing activities:
Payment for debt extinguishment	(150,000)	—	—	—	(150,000)
Payments relating to capital lease obligation	(268)	—	—	—	(268)
Increase in cash overdraft	8,920	—	—	—	8,920
Payments of loans from former parent and affiliated companies	(45,745)	—	—	—	(45,745)
Payments of cash dividends	(5,830)	—	—	5,830	—
Loans from former parent and affiliated companies	159,140	—	—	—	159,140
Due to former parent and affiliated companies, net	19,834	(16,280)	2,858	—	6,412

Net cash (used by) provided by financing activities of continuing operations	(13,949)	(16,280)	2,858	5,830	(21,541)
Net cash (used by) financing activities of discontinued operations	(11,528)	—	—	—	(11,528)

Net cash (used by) provided by financing activities	(25,477)	(16,280)	2,858	5,830	(33,069)
Change in cash and cash equivalents	33,971	2	4,664	—	38,637
Cash and cash equivalents at beginning of period	39,410	34	427	—	39,871

Cash and cash equivalents at end of period	$73,381	$36	$5,091	$—	$78,508

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the shareholders of Bemrose Group Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated profit and loss account, statements of total recognized gains and losses, reconciliation of movements in shareholders’ funds and cash flows present fairly, in all material respects, the financial position of Bemrose Group Limited and its subsidiaries at 28 June 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

East Midlands

26 September 2003

BEMROSE GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 28 JUNE 2003

	Note	Year ended 28 June 2003 £’000
Turnover
Continuing operations	1	62,174
Changes in stocks of finished goods and work in progress	2	(241)

		61,933
Operating expenses	2	(56,457)

Operating profit
Continuing operations		5,476
Net interest payable	6	(1,213)

Profit on ordinary activities before tax		4,263
Tax on profit on ordinary activities	7	(1,060)

Profit for the financial year		3,203
Dividends	8	(15)

Transfer to reserves	18	3,188

The accompanying notes are an integral part of these financial statements.

BEMROSE GROUP LIMITED

OTHER CONSOLIDATED STATEMENTS

FOR THE YEAR ENDED 28 JUNE 2003

Statement of total recognised gains and losses

	Note	Year ended 28 June 2003 £’000
Profit for the financial year		3,203
Exchange adjustments on foreign currency net investments	18	(30)

Recognised gains and losses for the financial year		3,173

Note of historical cost profits and losses

There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above, and their historical cost equivalents.

Reconciliation of movements in shareholders’ funds

	Note	Year ended 28 June 2003 £’000
Opening shareholders’ funds		3,768

Profit for the financial year		3,203
Dividends	8	(15)

Other recognised gains and losses for the year	18	(30)
Shares issued in the year	17	50
Shares redeemed in year	17	(2)

Closing shareholders’ funds		6,974

The accompanying notes are an integral part of these financial statements.

BEMROSE GROUP LIMITED

CONSOLIDATED BALANCE SHEET

28 JUNE 2003

		2003
	Note	£’000
Fixed assets
Intangible assets—negative goodwill	9	(92)
Tangible assets	10	14,828
Investments	11	1

		14,737

Current assets
Stocks	12	5,343
Debtors due within one year	13	7,937
Debtors due after more than one year	13	3,043
Cash at bank and in hand		4,945

		21,268
Creditors: amounts falling due within one year	14	(16,143)

Net current assets		5,125

Total assets less current liabilities		19,862

Creditors: amounts falling due after more than one year	15	(11,877)
Provisions for liabilities and charges	16	(1,011)

Net assets		6,974

Capital and reserves
Called up share capital	17	240
Share premium account	18	48
Profit and loss account	18	6,686

Equity shareholder’s funds		6,974

The accompanying notes are an integral part of these financial statements.

BEMROSE GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 28 JUNE 2003

			Year ended 28 June 2003
		Note	£’000	£’000
	Net cash inflow from operating activities	A		8,708
	Returns on investments and servicing of finance
	Interest received		119
	Interest paid		(1,293)

				(1,174)

	Taxation
	Corporation tax paid		(1,194)
	Corporation tax received		400

				(794)
	Capital expenditure
	Purchase of tangible fixed assets		(1,786)
	Sale of tangible fixed assets		21

				(1,765)
	Equity dividends paid			(5)

	Cash inflow before financing			4,970

	Financing—issue of shares	B	50
	—redemption of shares		(2)
	—movement in debt	B	(2,018)

				(1,970)

	Increase in cash in the year			3,000

	Notes:
A	Reconciliation of operating profit to operating cash flow
	Operating profit		5,476
	Depreciation charge		2,290
	Amortisation of negative goodwill		(47)
	Profit on sale of tangible fixed assets		(17)
	Decrease in pension prepayment		847
	Decrease in stocks		509
	Decrease in debtors		35
	Decrease in creditors		(385)

	Net cash inflow from continuing operating activities		8,708

The accompanying notes are an integral part of these financial statements.

BEMROSE GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 28 JUNE 2003

		Year ended 28 June 2003 £’000
B	Financing
	Issue of ordinary share capital	50
	Redemption of ordinary share capital	(2)
	Debt due within one year
	Secured loans repaid	(2,000)
	Repayment of unsecured loan stock	(18)

	Net cash outflow from financing	(1,970)

		At 29 June 2002 £’000	Cash Flow £’000	Non-cash Change £’000	At 28 June 2003 £’000
C	Analysis of net debt
	Cash at bank and in hand	1,945	3,000	—	4,945

	Debts due after one year	(14,249)	18	2,354	(11,877)
	Debts due within one year	(1,831)	2,000	(2,523)	(2,354)

		(16,080)	2,018	(169)	(14,231)

	Total	(14,135)	5,018	(169)	(9,286)

BEMROSE GROUP LIMITED

ACCOUNTING POLICIES

FOR THE YEAR ENDED 28 JUNE 2003

Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important group accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements are prepared in accordance with the historical cost convention.

Goodwill

Goodwill represents the excess of the fair value of the identifiable net assets acquired over the fair value of the consideration given.

Goodwill arising on the acquisition of subsidiaries or businesses is capitalised and amortised through the profit and loss account over its useful economic life. Negative goodwill is credited to the profit and loss account over the period expected to benefit, which the directors consider to be 5 years.

Turnover

Turnover represents the net invoiced value of goods and services to customers outside the Group.

Depreciation

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the estimated useful economic lives of the assets concerned. The lives used are as follows:

Freehold property	40 years
Plant, machinery, fixtures and fittings	5-25 years
Motor vehicles	3-6 years

Freehold land is not depreciated.

Stocks

Stocks comprise raw materials, work in progress and finished goods and are valued at the lower of cost and net realisable value. Cost is calculated including materials, labour and the attributable overheads according to the stage of production.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the periods of the leases.

Loan finance costs

The initial issue costs incurred in obtaining loan finance are deducted from the loan liability and charged to the profit and loss account over the life of the loan in proportion to the outstanding liability.

BEMROSE GROUP LIMITED

ACCOUNTING POLICIES—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

Deferred taxation

Provision is made at the rate of tax expected to be payable for the liability to corporation tax in the foreseeable future from the allocation of items to different periods for taxation and for accounting purposes. Assets are only recognised to the extent that it is more likely than not that an asset will be realised in the future.

Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange gains and losses arising from trading are included in operating profit.

Differences on exchange arising from the translation of the opening net assets and liabilities of foreign subsidiaries and on foreign currency investments are taken to reserves.

Pension costs

The group operates a funded defined benefit pension scheme in respect of service until 3 September 2000. The fund is valued every three years by a professionally qualified independent actuary, the rates of contribution payable being determined by the actuary. Pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the group benefits from the employees’ services. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme.

The group now makes payments to a defined contribution pension scheme. The scheme is externally funded. The group’s liability to pension costs in respect of service since 3 September 2000 is limited to the value of contributions made which are charged to the profit and loss account in the period in which they fall due.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 28 JUNE 2003

1. Turnover

The turnover attributable to each of the group’s geographical markets is:

Year ended 28 June 2003 £’000
United Kingdom	56,916
Rest of the world	5,258

62,174

2. Change in stocks of finished goods and work in progress and operating expenses

Year ended 28 June 2003 £’000
Changes in stocks of finished goods and work in progress	(241)

Operating expenses
Raw materials and consumables	23,642
Rentals under operating leases:
Hire of vehicles and equipment	657
Other operating leases	153
Vacant property costs	152
Auditors’ remuneration for group audit	30
Staff costs (note 3)	21,417
Depreciation of owned assets	2,290
Amortisation of goodwill	(47)
Profit on disposal of tangible fixed assets	(17)
Exchange losses	36
Redundancy costs	(11)
Other external charges	8,155

56,457

Audit fees included above in respect of the company were £5,000. Non-audit fees paid to the auditors during the year were £25,000.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

3. Employees

The average weekly number of persons (including executive directors) employed by the group during the year is analysed below:

Year ended 28 June 2003 number
Production	585
Sales and distribution	61
Administration	194

840

The costs incurred in respect of these employees were:

Year ended 28 June 2003 £’000
Wages and salaries	18,720
Social security costs	1,762
Pension costs (note 4)	935

21,417

4. Employee pension schemes

The group participates in a funded scheme operated by Legal & General and provides benefits based upon a defined contribution level. Until 3 September 2000 the scheme provided benefits based upon final salary. The assets of the scheme are held separately from those of the group. The cost of the scheme is assessed in accordance with the advice of a qualified actuary using the projected unit method of valuation. The latest actuarial update of the scheme was at 1 June 2003. The next formal triennial valuation of the scheme is due as of 1 June 2004. The assumptions that have the most significant effect on the valuation are those relating to the rate of return on investments and the rate of increase in salaries. At the latest valuation of the scheme it was assumed that the effective rate of return on investments would be 7.5% per annum and that pensionable salaries would increase at 3% per annum. This valuation showed that the market value of the scheme’s assets was £27m and that the actuarial value of those costs represented 100% of the benefits that had accrued to members, valuing the scheme on an ongoing basis.

The fully funded position differs from the £3,000,000 surplus included in debtors and derived from the previous valuation of Scheme. This experience loss is being spread forward and charged in accordance with SSAP 24.

The group also makes contributions to defined benefit schemes for specific employees.

The pension charge for the year was £935,000. This comprised of the regular cost of £1,170,000 less interest on the prepayment of £270,000 plus deficit spreading of £35,000. There were no outstanding contributions at 28 June 2003. The recommended rate for contributions is 6.5% and contributions recommenced in April 2003 following a pensions holiday.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

FRS 17 requires certain disclosures to be made and a valuation based upon its guidelines. A qualified independent actuary has based the calculations upon a 1 June 2003 actuarial update rolled forward to 28 June 2003. The major assumptions used were:

28 June 2003
Discount rate	5.25%
Inflation assumption	2.5%
Rate of increase of salaries	3.0%
Rate of increase in pensions in payment	2.5%

The assets in the Scheme (excluding defined contribution assets and members’ AVC funds) and the expected rate of return at 28 June 2003 were:

	Expected long term rate of return on net assets		Value (£’000)
	28 June 2003	29 June 2002	28 June 2003
Equities	8.0%	7.25%	22,216
Bonds	5.25%	5.25%	5,057

Total market value of assets			27,273

The following amounts at 28 June 2003 were measured in accordance with the requirements of FRS 17:

Value at 28 June 2003 £’000
Total market value of assets	27,273
Present value of Scheme liabilities	45,543

Deficit in the Scheme	(18,270)
Related deferred tax asset	5,480

Net pension deficit	(12,790)

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

If the above amounts had been recognised in the financial statements at 28 June 2003, the Group’s net assets and profit and loss reserve would be as follows:

Value at 28 June 2003 £’000
Net assets
Net assets excluding SSAP 24 pension asset	4,844
FRS 17 pension liability	(12,790)

Net liabilities including FRS 17 pension liability	(7,946)

Reserves
Profit and loss reserve excluding SSAP 24 pension asset	4,556
FRS 17 pension reserve	(12,790)

Profit and loss reserve	(8,234)

The following amounts would have been recognised in the performance statements in the year to 28 June 2003 under the requirements of FRS 17:

Profit and loss account	Year ended 28 June 2003 £’000
Operating profit
Current service cost	1,290
Past service cost	—

Total operating charge	1,290

Other finance income
Expected return on pension Scheme assets	(2,080)
Interest on pension Scheme liabilities	2,410

Net return	330

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

Year ended 28 June 2003 £’000
Statement of total recognised gains and losses (STRGL)
Actual return less expected return on pension Scheme assets	(3,420)
Experience gains and losses arising on Scheme liabilities	(1,540)
Changes in assumptions underlying the present value of Scheme liabilities	(2,120)

Actuarial loss recognised in STRGL	(7,080)

Movements in the surplus for the year ended 28 June 2003:

Year ended 28 June 2003 £’000
Deficit in Scheme at beginning of year	(9,730)
Movement in year:
Current service cost	(1,290)
Contributions	160
Other finance income	(330)
Actuarial loss	(7,080)

Deficit in Scheme at end of year	(18,270)

Details of experience gains and losses for the year ended 28 June 2003:

Year ended 28 June 2003
Difference between the expected and actual return on Scheme assets
Amount (£’000)	(3,420)
Percentage of Scheme assets	(12.5)%

Experience gains and losses on Scheme liabilities
Amount (£’000)	(1,540)
Percentage of the present value of the Scheme liabilities	(3.4)%

Total amount recognised in statement of total recognised gains and losses
Amount (£’000)	(7,080)
Percentage of the present value of the Scheme liabilities	(15.5)%

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

5. Directors

	Year ended 28 June 2003 £’000
Aggregate emoluments (including benefits in kind)		615
Company contributions to personal pension schemes		Nil

Highest paid director:
Aggregate emoluments (including benefits in kind)		£198,467
Company contributions to personal pension schemes	£	Nil
Accrued pension benefit		£87,836

Three of the directors have benefits accruing under a defined benefit scheme; one director has benefits accruing under a defined contribution scheme.

6. Net interest payable

Year ended 28 June 2003 £’000
Interest receivable and similar income	(127)
Interest paid on bank loans and overdrafts	555
Interest paid on other loans	616
Amortisation of issue costs of loans	169

1,213

7. Tax on profit on ordinary activities

Year ended 28 June 2003 £’000
United Kingdom taxation:
Current year:
Corporation tax at 30%	1,568
Deferred taxation	(172)
Prior year:
Corporation tax	(311)
Deferred taxation	(25)

1,060

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

The current corporation tax charge differs from the standard UK corporation tax rate of 30% applied to the profit for the year. The differences are:

Year ended 28 June 2003 £’000
Profit for the year at 30%	1,279
Capital allowances exceeding depreciation	(148)
Expenses not deductible for tax purposes	58
Pension and other expenses not deductible until paid	310
Losses carried forward	69

1,568

8. Dividends

Year ended 28 June 2003 £’000
Dividends on A cumulative convertible participating preferred ordinary shares:
Interim 3.00p, paid 31 December 2002	5
Participating dividend payable at 5.56p per share	10

15

9. Intangible assets

Negative goodwill £’000
Cost:
At 30 June 2002 and 28 June 2003	(227)

Amortisation:
At 30 June 2002	88
Credit for the year	47

At 28 June 2003	135

Net book value at 28 June 2003	(92)

Net book value at 29 June 2002	(139)

The negative goodwill arising on the acquisition of the businesses of Bemrose Security & Promotional Printing and The Henry Booth Group is being credited to the profit and loss account on a straight-line basis over 5 years. This is the period over which the directors estimate that the business will benefit from the negative goodwill.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

10. Tangible assets

	Freehold Land and Buildings £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost:
At 30 June 2002	6,302	34,971	5,569	46,842
Additions	—	1,737	667	2,404
Disposals	—	(668)	—	(668)

At 28 June 2003	6,302	36,040	6,236	48,578

Depreciation:
At 30 June 2002	152	27,331	4,641	32,124
Charge for the year	77	1,836	377	2,290
Disposals	—	(664)	—	(664)

At 28 June 2003	229	28,503	5,018	33,750

Net book value at 28 June 2003	6,073	7,537	1,218	14,828

Net book value at 29 June 2002	6,150	7,640	928	14,718

11. Investments

£’000
Government securities
Cost at 28 June 2003	1

Subsidiary companies:

The principal operating subsidiaries at 28 June 2003, all wholly owned, were:

Company	Country of incorporation and operation	Business
BemroseBooth Limited *	England	Specialist and secure print services
Bemrose Security & Promotional Printing Limited	England	Dormant
The Henry Booth Group Limited*	England	Dormant
HBGI Holdings Limited *	England	Holding company
BemroseBooth USA Inc	USA	Marketing

*	Held directly

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

12. Stocks

28 June 2003 £’000
Raw materials and consumables	1,134
Work in progress	2,038
Finished goods and goods for resale	2,171

5,343

13. Debtors

28 June 2003 £’000
Due within one year:
Trade debtors	7,337
Other debtors	26
Prepayments	574

7,937

Due after more than one year:
Pension scheme prepayments	3,043

14. Creditors: amounts falling due within one year

28 June 2003 £’000
Bank loans	2,354
Trade creditors	6,031
Corporation tax	955
Other tax and social security	987
Other creditors	5,806
Dividends	10

16,143

The bank loans are secured by a fixed charge over the freehold property and book debts of the group and by a floating charge over all other assets. Bank loans are stated net of issue costs of £146,000.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

15. Creditors: amounts falling due after more than one year

28 June 2003 £’000
Bank loans	2,885
Other loans	8,992

11,877

The bank loans are secured by a fixed charge over the freehold property and book debts of the group and by a floating charge over all other assets. Bank loans are stated net of issue costs of £315,000.

Bank loans (net of issue costs) falling due within:
Within one year	2,354
From one to two years	2,885

5,239
Other loans falling due within:
From two to five years	4,000
After more than five years	4,992

14,231

Bank loans comprise £5,700,000 repayable by instalments every 6 months, which commenced in March 2001 bearing interest at LIBOR plus 1.5%. Bank loans are stated net of issue costs of £461,000.

An unsecured loan of £8,570,000 from Lloyds TSB Development Capital Limited, the majority shareholder, is repayable by 4 annual instalments commencing 31 December 2006 and bears interest at base rate plus 3%. Unsecured loans of £422,000, from the B and C ordinary shareholders, bear interest at base rate plus 2% and have no fixed repayment date.

16. Provisions for liabilities and charges

June 28 2003 £’000
Deferred taxation liability	1,011

Movements in the year:

Deferred taxation 2003 £’000
At 29 June 2002	1,208
Transferred to tax on profit on ordinary activities	(197)

At 28 June 2003	1,011

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

Deferred taxation liability:

Amount provided and full potential liability 2003 £’000
Depreciation/capital allowances	204
Other timing differences	807

1,011

17. Called up share capital

28 June 2003 £’000
Authorised, allotted, called up and fully paid
A cumulative convertible participating preferred ordinary shares of £1 each	180,000
B ordinary shares of £1 each	45,600
C ordinary shares of £1 each	14,400

240,000

Holders of the A cumulative convertible participating preferred ordinary shares rank for a fixed cumulative net cash dividend of 6.00p per share for the financial periods ending 31 December 2002. Subsequently the holders of the A ordinary shares rank for the higher of the above fixed dividend or a cumulative preferential net cash dividend equal to 10% of the net profits of the group. Holders of the A ordinary shares also have preferred rights in the event of a return of capital.

The C ordinary shares are non-voting.

The directors consider all shares to be equity shares as a result of their right to dividends and capital. Accordingly the A shares are included as equity shares.

On 20 May 2003 the company bought back 2,400 C £1 ordinary shares for £2,400 (representing 1% of the called up share capital). On the same date 2,400 new C £1 ordinary shares were issued for cash of £50,000.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

18. Reserves

	Profit and Loss Account £’000	Share Premium Account £’000
At 30 June 2002	3,528	—
Transfer to reserves	3,188	—
Currency adjustments	(30)	—
Shares issued in year	—	48

At 28 June 2003	6,686	48

19. Financial commitments

	28 June 2003
	Land and buildings £’000	Other £’000
At 28 June 2003, the group was committed to making the following payments during the next year in respect of non-cancellable operating leases which expire;
within one year	—	150
in two to five years	111	202
in more than five years	155	—

	266	352

20. Related party transactions

Related party transactions with other group companies are not disclosed under the exemption in FRS 8 for subsidiaries at least 90% owned by their ultimate parent company.

21. Ultimate controlling party

The directors consider that Lloyds TSB Development Capital Limited is the ultimate controlling party as a result of its 75% shareholding in the company.

22. Differences between UK GAAP and US GAAP

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’). Such principles differ in certain respects from generally accepted accounting principles in the United States (‘US GAAP’). A summary of principal differences and additional disclosures applicable to the group is set out below.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

	Explanation reference		Year ended 28 June 2003 £’000
Profit attributable to shareholders under UK GAAP			3,203
US GAAP adjustments:
Revenue recognition	(ii	)	128
Pensions	(iii	)	(805)
Depreciation of tangible fixed assets	(iv	)	222
Amortization of intangible assets	(v	)	(144)
Derivatives	(vi	)	90
Deferred taxation	(vii	)	(153)

Net income under US GAAP			2,541

	Explanation reference		At 28 June 2003 £’000
Equity shareholders’ funds under UK GAAP			6,974
US GAAP adjustments:
Business combinations	(i	)	(634)
Revenue recognition	(ii	)	(530)
Pensions	(iii	)	(10,895)
Depreciation of tangible fixed assets	(iv	)	956
Amortization of intangible assets	(v	)	(1,020)
Deferred taxation	(vii	)	3,345

Shareholders’ deficit under US GAAP			(1,804)

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(i) Business combinations

On 3 July 2000 the group acquired the businesses of Bemrose Security & Promotional Printing and The Henry Booth Group. Under UK GAAP the acquisition was accounted for by the acquisition method.

Certain purchase accounting adjustments arose under US GAAP purchase accounting, which did not arise under UK GAAP. These include definite lived intangible assets comprising customer relationships, trademarks and the assembled workforce. Purchase accounting adjustments also arose on tangible fixed assets, inventory, pensions and a provision in respect of a discontinued business.

Under US GAAP purchase accounting, finished goods and work in progress inventory is valued on the basis of estimated selling price less selling costs and a selling margin. Raw materials are valued based upon their book costs as adjusted for any excess or obsolescence. The inventory write up at 3 July 2000 amounted to £1,013,000.

The provision in respect of a discontinued business relates to an operation where a decision had been taken to close prior to 3 July 2000. The business was closed in October 2000 and, under US GAAP purchase accounting principles, the costs to closure, amounting to £379,000, have been provided at the acquisition date.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

As a result of the US GAAP purchase accounting entries negative goodwill arose at 3 July 2000. This has been rateably apportioned across the non-current assets in the balance sheet at that time.

(ii) Revenue recognition

The group manufactures certain products when ordered by customers, which are stored at the group’s premises as required by the customer for subsequent call off. Sales invoices are raised to the customer when the manufacturing process is complete and the products are placed into store. Under UK GAAP accounting the sale is recognised at this point, as the production contract with the customer is complete. Under US GAAP accounting, because certain risks remain with the group until the product is dispatched, the revenue cannot be recognised until this point in time. An adjustment has been made to reflect the impact on sales recognised under UK GAAP where the product remained on the group’s premises at the balance sheet date.

(iii) Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87.

Under US GAAP purchase accounting principles, the SSAP 24 pension prepayment at 3 July 2000 and subsequent charges to the profit and loss account have been adjusted to their SFAS 87 equivalents. Under SFAS 87 the group recognised an additional minimum pension liability of £10,960,000 at 28 June 2003 together with the related deferred tax asset.

(iv) Depreciation of tangible fixed assets

Under US GAAP purchase accounting principles, tangible fixed assets were revalued at 3 July 2000. This revaluation together with the apportionment of negative goodwill arising at that date has reduced the subsequent depreciation charge in the profit and loss account.

(v) Amortization of intangible assets

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition.

Under US GAAP, identifiable intangible assets are separately valued and amortized over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of trade marks, customer related intangibles and the assembled workforce.

The company adopted SFAS 142, “Goodwill and Other Intangible Assets” with effect from July 1, 2002 and accordingly the intangible asset in respect of the assembled workforce was transferred to goodwill and no longer amortised. Trademarks were assessed to be an indefinite lived intangible. The remaining customer related intangible asset continued to be amortized over its estimated useful life of nine years. For purchase transactions prior to July 1, 2002, goodwill was capitalized and amortized over its useful life. From July 1, 2002, in accordance with SFAS 142, the company no longer amortizes goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

The company has completed the first step of the impairment test under the transitional requirements of SFAS 142 and an annual impairment review as of 28 June 2003. No impairment charge of goodwill was indicated.

(vi) Derivatives

In October 2000 the group entered into an interest rate swap for the period through to September 2002. The fair value of this derivative of £90,000 has, in accordance with US GAAP, been accounted for in the 29 June 2002 balance sheet.

(vii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognized where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to all other timing differences, including identifiable intangible assets, has been recognized and is being amortized in line with the movements in the underlying assets and liabilities.

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

(viii) US GAAP shareholders’ funds roll forward

Shareholders’ funds roll forward prepared in accordance with US GAAP is as follows:

£’000
Balance at beginning of year	3,324
Net income	2,541
Dividends	(15)
Recognition of additional minimum pension liability net of taxation	(7,672)
Net exchange movements	(30)
Shares issued in the year	50
Shares redeemed in the year	(2)

Balance at end of year	(1,804)

(ix) Cash flow statements

The consolidated cash flow statement has been prepared under UK GAAP in accordance with FRS 1 (revised) and presents substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Year ended 28 June 2003 £’000
Net cash provided by operating activities	6,735
Net cash used in investing activities	(1,765)
Net cash used in financing activities	(1,970)

Net increase in cash and cash equivalents	3,000
Cash and cash equivalents at beginning of year	1,945

Cash and cash equivalents at the end of the year	4,945

Cash and cash equivalents at the end of the year are:
Cash at bank and in hand	4,945

(x) Impact of new accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial

BEMROSE GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

FOR THE YEAR ENDED 28 JUNE 2003

accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement is not expected to have a material effect on the company’s results.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first fiscal period beginning after December 15, 2003. The adoption of this statement is not expected to have a material effect on the company’s results.

In January 2003, the FASB issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities. FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R applies immediately for the Company to variable interest entities created after December 31, 2003, and applies for the first reporting period beginning after December 15, 2004 to variable interest entities in which an enterprise holds a variable interest that was acquired before January 1, 2004. The Company is currently evaluating the impact of this statement.

23. Subsequent events (unaudited)

In December 2003, Appleton Papers Inc. acquired Bemrose Group Limited. The purchase price for this acquisition, net of cash acquired, approximated £34.5 million.

THE C & H PACKAGING GROUP

COMBINED BALANCE SHEETS

Assets

	March 31, 2003	December 31, 2002
	(unaudited)
Current assets:
Cash	$315	$315
Accounts receivable:
Trade—less allowance for doubtful accounts of $244,718 and $146,862, respectively	3,748,257	4,015,529
Stockholders	155,000	155,000
Other	237,592	170,546
Inventories	7,294,953	6,573,164
Prepaid expenses and other	248,006	261,572

Total current assets	11,684,123	11,176,126

Property, plant, and equipment:
Land	65,830	65,830
Buildings	3,188,481	3,169,883
Manufacturing equipment	15,778,584	15,590,789
Office equipment	946,349	939,077
Vehicles	37,438	37,438

Totals	20,016,682	19,803,017
Less—Accumulated depreciation	9,213,938	8,904,806

Net depreciated value	10,802,744	10,898,211
Construction in progress	852,559	835,641

Total property, plant, and equipment	11,655,303	11,733,852

Other assets:
Notes receivable—Stockholders	20,000	20,000
Machine repair parts	99,442	99,442
Intangibles—Patent costs—Net of accumulated amortization of $3,230 and $2,746, respectively	25,843	26,327
Loan origination costs—Net of accumulated amortization of $182,363 and $169,919, respectively	117,879	131,374

Total other assets	263,164	277,143

TOTAL ASSETS	$23,602,590	$23,187,121

THE C & H PACKAGING GROUP

COMBINED BALANCE SHEETS—(Continued)

Liabilities and Stockholders’ Equity

	March 31, 2003	December 31, 2002
	(unaudited)
Current liabilities:
Current maturities of long-term notes payable—Bank and other	$1,222,479	$1,222,479
Accounts payable	4,160,727	3,300,297
Accrued and other liabilities:
Payroll, bonuses and vacation	384,941	603,737
Other	121,308	215,405

Total current liabilities	5,889,455	5,341,918

Long-term notes payable—Bank and other (excluding stockholder financing)	9,198,275	10,152,450

Stockholder financing:
Notes payable:
Bank—Guaranteed by stockholders	26,542	104,167
Stockholders	2,603,923	2,603,923

Total stockholder financing	2,630,465	2,708,090

Stockholders’ equity:
Common stock	10,105	10,105
Additional paid-in capital	742,791	742,791
Retained earnings	5,131,499	4,231,767

Total stockholders’ equity	5,884,395	4,984,663

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$23,602,590	$23,187,121

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS

For The Three Months Ended

(unaudited)

	March 31, 2003	March 31, 2002
Net sales	$9,213,124	$8,904,660
Cost of sales	6,797,878	6,775,504

Gross profit on sales	2,415,246	2,129,156
Operating expenses	1,422,478	1,300,479

Income from operations	992,768	828,677

Other income (deductions):
Interest expense	(196,394)	(297,731)
Interest income	6,553	3,990
Other	133,605	126

Net income	936,532	535,062
Retained earnings at beginning	4,231,767	1,232,090

Totals	5,168,299	1,767,152
Dividends paid	(36,800)	(184,000)

Retained earnings at end	$5,131,499	$1,583,152

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

COMBINED STATEMENTS OF CASH FLOWS

For The Three Months Ended

(unaudited)

	March 31, 2003	March 31, 2002
Increase (decrease) in cash:
Cash flows from operating activities:
Net income	$936,532	$535,062
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation	309,132	308,803
Provision for amortization	13,979	24,239
Provision for losses on accounts receivable	58,983	42,862
Changes in operating assets and liabilities:
Accounts receivable	141,243	31,190
Inventories	(721,789)	(98,739)
Prepaid expenses and other	13,566	12,427
Accounts payable	860,430	465,690
Accrued and other liabilities	(312,893)	(80,814)

Total adjustments	362,651	705,658

Net cash provided by operating activities	1,299,183	1,240,720

Net cash used in investing activities—Capital expenditures	(230,583)	(23,625)

Cash flows from financing activities:
Net decrease in revolving bank notes payable	(531,071)	(406,470)
Principal payments on long-term notes payable:
Bank	(367,250)	(272,249)
Vendors	(133,479)	(354,725)
Dividends paid to stockholders	(36,800)	(184,000)

Net cash used in financing activities	(1,068,600)	(1,217,444)

Net decrease in cash	—	(349)
Cash at beginning	315	905

Cash at end	$315	$556

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.    Inventories

Inventories consist of the following:

	March 31, 2003	December 31, 2002
At current cost:
Raw materials	$2,858,575	$2,449,577
Work in process	47,063	145,017
Finished products	4,271,916	3,858,171

Subtotals	7,177,554	6,452,765
Excess of LIFO inventory values over current costs	117,399	120,399

LIFO inventory values	$7,294,953	$6,573,164

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 2.    Long-Term Notes Payable

	March 31, 2003	December 31, 2002
C & H

IRBs, with varying annual repayments (approximately $380,000 of principal payments will be due in 2003), final maturity of November 2011*	$2,625,000	$2,830,000

Revolving bank note payable at the bank’s reference rate plus the applicable margin**, with maximum available borrowing of $5,500,000 (limited to 85% of qualified accounts receivable, the lesser of 60% of eligible inventory or $3,000,000, the lesser of 40% of eligible work in process inventory or $300,000, and certain property, plant, and equipment availability as defined in the agreement), secured by certain real estate mortgages, a general business security agreement covering substantially all assets of C & H, and the guarantees of APC and AREC, monthly payments of interest only, final maturity of August 2005	3,831,805	4,032,735

Bank note payable at the bank’s reference rate plus the applicable margin**, secured by certain real estate mortgages, a general business security agreement covering substantially all assets of C & H and the guarantees of APC and AREC, monthly payments of $26,042 plus interest, final maturity of April 2004	338,541	416,667

Non-interest bearing note payable, secured by certain equipment, monthly payments of $20,000 beginning in October 2003, final maturity September 2004	472,500	472,500

8% vendor note payable (interest rate of 10% through June 2002), unsecured, monthly payments of $75,000 including principal and interest, final maturity of February 2003	—	133,479

APC

IRBs with quarterly principal payments of $65,000, final maturity of November 2012***	2,515,000	2,580,000

Revolving bank note payable at the bank’s reference rate plus the applicable margin**, with maximum available borrowing of $3,500,000 (limited to 85% of qualified accounts receivable, the lessor of 60% of eligible inventory (excluding resin inventory) or $1,500,000, and the lessor of 70% of eligible virgin resins inventory or $800,000), secured by a general business security agreement covering substantially all assets of APC and the guarantees of C & H and AREC, monthly payments of interest only, final maturity of August 2005	505,075	835,215

Bank note payable at the bank’s reference rate plus the applicable margin**, secured by a general business security agreement covering substantially all assets of APC and the guarantees of C & H and AREC, monthly payments of $6,375 plus interest, final maturity of April 2004	159,375	178,500

Totals	10,447,296	11,479,096
Less—Current maturities	1,222,479	1,222,479

Long-term portion	$9,224,817	$10,256,617

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

*	The IRBs were issued for $7,010,000 by the City of Merrill, Wisconsin in November 1996 to provide funds for future construction of additional manufacturing facilities at C & H’s current location, for the purchase of additional machinery and equipment, and for the repayment of the IRBs issued in December 1991. The IRBs, which are secured by a real estate mortgage, a security agreement covering substantially all machinery and equipment currently owned by C & H, and the assets purchased with the proceeds, are variable rate demand bonds with a maximum interest rate of 12% per annum. The rate at March 31, 2003 was 1.3%. Interest is payable quarterly over the term of the loan. The agreement requires C & H to maintain a letter of credit sufficient to cover the sum of the principal balance of the IRBs, 45 days of interest due on the IRBs, and the maximum premium that could become due upon a redemption or acceleration of the maturity of the IRBs. If the letter of credit is not renewed or replaced with a substitute letter of credit prior to its expiration date of November 15, 2003, the outstanding IRBs must be redeemed on that date.
**	Reference rate was 3.75% and applicable margin was 0.0% at March 31, 2003.
***	The IRBs were issued for $3,500,000 by the City of Rhinelander, Wisconsin in November of 1996 to provide funds for construction of additional manufacturing facilities at APC’s current location and for the purchase of additional machinery, equipment, and computer systems. The IRBs, which are secured by assets purchased with proceeds and the guarantee of C & H, are variable rate demand bonds with a maximum interest rate of 12% per annum. The rate at March 31, 2003 was 1.3%. Interest is payable monthly over the term of the loan. The agreement requires APC to maintain a letter of credit sufficient to cover the sum of the principal balance of the IRBs, 45 days of interest due on the IRBs, and the maximum premium that could become due upon redemption or acceleration of the maturity of the IRBs. If the letter of credit is not renewed or replaced with a substitute letter of credit prior to its expiration date of November 15, 2003, the outstanding IRBs must be redeemed on that date.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 3.    Stockholders’ Equity

The components of the stockholders’ equity section by company at March 31, 2003 are as follows:

Common stock:
C & H:
$1 par value:
Voting:
Authorized—6,000 shares
Issued and outstanding—5 shares	$5
Nonvoting:
Authorized—50,000 shares
Issued and outstanding—10,000 shares	10,000
APC:
$0.01 par value:
Voting:
Authorized—1,000 shares
Issued and outstanding—5 shares	1
Nonvoting:
Authorized—8,000 shares
Issued and outstanding—5,000 shares	49
AREC:
$0.01 par value:
Voting:
Authorized—1,000 shares
Issued and outstanding—5 shares	1
Nonvoting:
Authorized—8,000 shares
Issued and outstanding—5,000 shares	49

Total	$10,105

Additional paid-in capital:
C & H	$487,891
APC	249,950
AREC	4,950

Total	$742,791

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 4.    Related Party Transactions

At March 31, 2003, C & H held notes receivable from its stockholders totaling $20,000. The notes bear interest at 6% due annually on or before December 31 each year, are unsecured, and are due on demand. However, the notes are classified as long-term since payment is not anticipated prior to April 1, 2004.

Interest earned under the above notes receivable totaled $296 for the three months ended March 31, 2003 and 2002.

At March 31, 2003, C & H had notes payable to its stockholders totaling $2,603,923. The notes bear interest at 15% and 17%, require monthly interest payments, and are unsecured. In addition, the notes were subordinated to the bank notes payable described in Note 2. The notes are due on demand. However, because the stockholders have indicated they will not demand payment prior to April 1, 2004, the notes have been recorded as long-term liabilities at March 31, 2003.

Interest incurred under the above notes payable totaled $101,963 for the three months ended March 31, 2003 and 2002.

Note 5.    Self-Funded Health Care Plan

Through March 31, 2002, C & H and APC had a self-funded health care plan which provided medical benefits to employees and their dependents. This health care cost was expensed as incurred. The health care expense was based upon actual claims paid, reinsurance premiums, administrative fees, and unpaid claims at year-end. C & H and APC purchased reinsurance to cover claims over $30,000 and $15,000, respectively, per employee per year, up to maximum aggregate attachment points. The plans were terminated March 31, 2002, and C & H and APC became covered under a fully insured plan as of April 1, 2002. All claims covered under the prior self-funded plans were paid as of March 31, 2003.

Total health care expense for C & H and APC for the three months ended March 31, 2003 and 2002 were $125,339 and $120,377, respectively. There was no liability necessary for estimated claims outstanding at March 31, 2003.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

The C & H Packaging Group

Merrill, Wisconsin

We have audited the accompanying combined balance sheet of The C & H Packaging Group as of December 31, 2002, and the related combined statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The C & H Packaging Group at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Wipfli LLP

Wipfli LLP

February 6, 2003

Wausau, Wisconsin

THE C & H PACKAGING GROUP

COMBINED BALANCE SHEET

DECEMBER 31, 2002

Assets
Current assets:
Cash	$315
Accounts receivable:
Trade—Less allowance for doubtful accounts of $146,862	4,015,529
Stockholders	155,000
Other	170,546
Inventories	6,573,164
Prepaid expenses and other	261,572

Total current assets	11,176,126

Property, plant, and equipment:
Land	65,830
Buildings	3,169,883
Manufacturing equipment	15,590,789
Office equipment	939,077
Vehicles	37,438

Totals	19,803,017
Less—Accumulated depreciation	8,904,806

Net depreciated value	10,898,211
Construction in progress	835,641

Total property, plant, and equipment	11,733,852

Other assets:
Notes receivable—Stockholders	20,000
Machine repair parts	99,442
Loan origination costs—Net of accumulated amortization of $172,665	157,701

Total other assets	277,143

TOTAL ASSETS	$23,187,121

THE C & H PACKAGING GROUP

COMBINED BALANCE SHEET—(Continued)

DECEMBER 31, 2002

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term notes payable:
Bank	$716,500
Bank—Guaranteed by stockholders	312,500
Vendors	133,479
Other	60,000
Accounts payable	3,300,297
Accrued and other liabilities:
Payroll, bonuses and vacation	603,737
Other	215,405

Total current liabilities	5,341,918

Long-term liabilities (excluding stockholder financing):
Notes payable:
Bank	9,739,950
Other	412,500

Total long-term liabilities (excluding stockholder financing)	10,152,450

Stockholder financing:
Notes payable:
Bank—Guaranteed by stockholders	416,667
Less—Current maturities	312,500

Subtotals	104,167
Stockholders	2,603,923

Total stockholder financing	2,708,090

Stockholders’ equity:
Common stock	10,105
Additional paid-in capital	742,791
Retained earnings	4,231,767

Total stockholders’ equity	4,984,663

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$23,187,121

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2002

Net sales	$41,082,865
Cost of sales	30,355,950

Gross profit on sales	10,726,915
Operating expenses	5,936,845

Income from operations	4,790,070
Other income (deductions):
Interest expense	(1,020,098)
Interest income	29,530
Loss on sale of assets	(16,323)
Other	898

Net income	3,784,077
Retained earnings at beginning	1,232,090

Totals	5,016,167
Dividends paid	(784,400)

Retained earnings at end	$4,231,767

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

COMBINED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash:
Cash flows from operating activities:
Net income	$3,784,077
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation	1,175,743
Provision for amortization	101,208
Provision for losses on accounts receivable	61,171
Loss on sale of assets	16,323
Changes in operating assets and liabilities:
Accounts receivable	276,829
Inventories	234,842
Prepaid expenses and other	(61,047)
Accounts payable	(229,028)
Accrued and other liabilities	77,775

Total adjustments	1,653,816

Net cash provided by operating activities	5,437,893

Cash flows from investing activities:
Proceeds from sale of assets	22,500
Capital expenditures	(582,144)

Net cash used in investing activities	(559,644)

Cash flows from financing activities:
Net decrease in revolving bank notes payable	(1,770,177)
Principal payments on long-term notes payable:
Bank	(962,999)
Vendors	(1,361,263)
Dividends paid to stockholders	(784,400)

Net cash used in financing activities	(4,878,839)

Net decrease in cash	(590)
Cash at beginning	905

Cash at end	$315

Supplemental cash flow information:
Cash paid during the year for interest	$1,050,720

Noncash investing and financing activities:
During 2002, equipment totaling $472,500 was purchased by C & H by incurring a note payable.

See accompanying notes to combined financial statements.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principles of Combination

The accompanying financial statements include the accounts of C & H Packaging Company, Inc. ( “C & H”), American Plastics Company, Inc. (“APC”), and American Real Estate Corporation (AREC) collectively referred to as the “Group.” The Group is related through common ownership. All significant intercompany accounts and transactions have been eliminated in combination.

Principal Business Activity

C & H converts plastic film into printed and unprinted rollstock and pouches. Its products are sold primarily to food packaging companies located in the midwestern United States. APC manufactures and processes plastic film. Its customer base consists of packaging corporations located throughout the United States. AREC leases property and building facilities to APC.

Use of Estimates in Preparation of Combined Financial Statements

The preparation of the accompanying combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Accounts Receivable—Trade and Credit Policy

Accounts receivable—trade are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the combined financial statements.

Inventories

Inventories of C & H are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. Inventories of APC are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market.

Property, Plant, Equipment, and Depreciation

Property, plant, and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property, plant, and equipment are reflected in income. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets. The general range of useful lives for financial reporting is 10 to 40 years for buildings and improvements and 3 to 20 years for manufacturing equipment, office equipment and vehicles.

Loan Origination Costs

The loan origination costs are being amortized on the straight-line basis over the terms of the related long-term notes payable.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Accounts Payable

The Group’s banking systems provide for the daily replenishment of its main bank accounts for check clearing requirements. As a result, there was a negative book cash balance of approximately $175,000 at December 31, 2002. This balance resulted from outstanding checks that had not yet been paid by the bank and is reflected in accounts payable in the combined balance sheet.

Revenue Recognition

Product sales are recognized when the product is shipped and all significant obligations of the companies have been satisfied.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net sales. Costs incurred for shipping and handling are reported in operating expenses and amounted to $1,154,292 for the year ended December 31, 2002.

Income Taxes

Each company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Group does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders report on their personal income tax returns their proportionate share of the Group’s taxable income and tax credits.

The Group has committed to make distributions to the stockholders as reimbursement for income taxes payable on earnings.

Note 2. Inventories

Inventories consist of the following:

At current cost:
Raw materials	$2,449,577
Work in process	145,017
Finished products	3,858,171

Subtotals	6,452,765
Excess of LIFO inventory values over current costs	120,399

LIFO inventory values	$6,573,164

During 2002, the use of the LIFO inventory method resulted in a decrease in net income of approximately $800.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 3. Long-Term Notes Payable

C & H

IRBs, with varying annual repayments (approximately $380,000 of principal payments will be due in 2003), final maturity of November 2011*	$2,830,000

Revolving bank note payable at the bank’s reference rate plus the applicable margin**, with maximum available borrowing of $5,500,000 (limited to 85% of qualified accounts receivable, the lesser of 60% of eligible inventory or $3,000,000, the lesser of 40% of eligible work in process inventory or $300,000, and certain property, plant, and equipment availability as defined in the agreement), secured by certain real estate mortgages, a general business security agreement covering substantially all assets of C & H, and the guarantees of APC and AREC, monthly payments of interest only, final maturity of August 2005	4,032,735

Bank note payable at the bank’s reference rate plus the applicable margin**, secured by certain real estate mortgages, a general business security agreement covering substantially all assets of C & H and the guarantees of APC and AREC, monthly payments of $26,042 plus interest, final maturity of April 2004	416,667

Non-interest-bearing note payable, secured by certain equipment, monthly payments of $20,000 beginning in October 2003, final maturity September 2004	472,500

8% vendor note payable (interest rate of 10% through June 2002), unsecured, monthly payments of $75,000 including principal and interest, final maturity of February 2003	133,479

APC

IRBs with quarterly principal payments of $65,000, final maturity of November 2012***	2,580,000

Revolving bank note payable at the bank’s reference rate plus the applicable margin**, with maximum available borrowing of $3,500,000 (limited to 85% of qualified accounts receivable, the lessor of 60% of eligible inventory (excluding resin inventory) or $1,500,000, and the lessor of 70% of eligible virgin resins inventory or $800,000), secured by a general business security agreement covering substantially all assets of APC and the guarantees of C & H and AREC, monthly payments of interest only, final maturity of August 2005	835,215

Bank note payable at the bank’s reference rate plus the applicable margin**, secured by a general business security agreement covering substantially all assets of APC and the guarantees of C & H and AREC, monthly payments of $6,375 plus interest, final maturity of April 2004	178,500

Totals	11,479,096
Less—Current maturities	1,222,479

Long-term portion	$10,256,617

*	The IRBs were issued for $7,010,000 by the City of Merrill, Wisconsin in November 1996 to provide funds for future construction of additional manufacturing facilities at C & H’s current location, for the purchase of additional machinery and equipment, and for the repayment of the IRBs issued in December 1991. The IRBs, which are secured by a real estate mortgage, a security agreement covering substantially all machinery and equipment currently owned by C & H, and the assets purchased with the proceeds, are variable rate demand bonds with a maximum interest rate of 12% per annum. The rate at December 31, 2002 was 1.7%. Interest is payable quarterly over the term of the loan. The agreement requires C & H to maintain a letter of credit sufficient to cover the sum of the principal balance of the IRBs, 45 days of interest due on the IRBs, and the maximum premium that could become due upon a redemption or acceleration of the maturity of the IRBs. If the letter of credit is not renewed or replaced with a substitute letter of credit prior to its expiration date of November 15, 2003, the outstanding IRBs must be redeemed on that date.
**	Reference rate was 4.25% and applicable margin was 0.0% at December 31, 2002.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

***	The IRBs were issued for $3,500,000 by the City of Rhinelander, Wisconsin in November of 1996 to provide funds for construction of additional manufacturing facilities at APC’s current location and for the purchase of additional machinery, equipment, and computer systems. The IRBs, which are secured by assets purchased with proceeds and the guarantee of C & H, are variable rate demand bonds with a maximum interest rate of 12% per annum. The rate at December 31, 2002 was 1.7%. Interest is payable monthly over the term of the loan. The agreement requires APC to maintain a letter of credit sufficient to cover the sum of the principal balance of the IRBs, 45 days of interest due on the IRBs, and the maximum premium that could become due upon redemption or acceleration of the maturity of the IRBs. If the letter of credit is not renewed or replaced with a substitute letter of credit prior to its expiration date of November 15, 2003, the outstanding IRBs must be redeemed on that date.

The bank notes payable are supported by loan agreements containing cross collateral and cross default provisions and provide, among other matters, certain restrictive covenants including limitations on leasing or additional borrowing and maintenance of certain ratios.

See Note 8 for a description of the notes payable due to the stockholders.

Required payments of principal on long-term notes payable at December 31, 2002, including current maturities, are summarized as follows:

2003	$1,222,479
2004	1,258,667
2005	5,507,950
2006	640,000
2007	640,000
Thereafter	2,210,000

Total	$11,479,096

Note 4. Retirement Plan

The Group maintains a 401(k) plan covering substantially all employees. The Group matches 20% of the first 5% of eligible compensation deposited as elective contributions by each participant. The Group also makes discretionary contributions to the plan. All required contributions are provided for and funded when due.

Total expense for the 401(k) plan amounted to $182,379 in 2002.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 5. Stockholders’ Equity

The components of the stockholders’ equity section by company at December 31, 2002 are as follows:

Common stock:
C & H:
$1 par value:
Voting:
Authorized—6,000 shares
Issued and outstanding—5 shares	$5
Nonvoting:
Authorized—50,000 shares
Issued and outstanding—10,000 shares	10,000
APC:
$0.01 par value:
Voting:
Authorized—1,000 shares
Issued and outstanding—5 shares	1
Nonvoting:
Authorized—8,000 shares
Issued and outstanding—5,000 shares	49
AREC:
$0.01 par value:
Voting:
Authorized—1,000 shares
Issued and outstanding—5 shares	1
Nonvoting:
Authorized—8,000 shares
Issued and outstanding—5,000 shares	49

Total	$10,105

Additional paid-in capital:
C & H	$487,891
APC	249,950
AREC	4,950

Total	$742,791

Note 6. Leases

The Group leases warehouse space and various vehicles and equipment. The warehouse, vehicle, and equipment leases, which expire at various times through 2004, are classified as operating leases.

Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following:

2003	$119,465
2004	29,434

Total minimum lease payments	$148,899

Rental expense for all operating leases was $104,257 for 2002.

THE C & H PACKAGING GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 7. Advertising Costs

The Group expenses advertising costs as incurred. Total advertising costs charged to expense for 2002 were $27,760.

Note 8. Related Party Transactions

At December 31, 2002, C & H held notes receivable from its stockholders totaling $20,000. The notes bear interest at 6% due annually on or before December 31 each year, are unsecured, and are due on demand. However, the notes are classified as long-term since payment is not anticipated in 2003.

Interest earned under the above notes receivable totaled $1,200 in 2002.

At December 31, 2002, C & H had notes payable to its stockholders totaling $2,603,923. The notes bear interest at 15% and 17%, require monthly interest payments, and are unsecured. In addition, the notes were subordinated to the bank notes payable described in Note 3. The notes are due on demand. However, because the stockholders have indicated they will not demand payment in 2003, the notes have been recorded as long-term liabilities at December 31, 2002.

Interest incurred under the above notes payable approximated $401,000 in 2002.

Note 9. Stockholder Agreements

Under the terms of the Group’s stockholder agreements, no stockholder will encumber, transfer, or permit to be encumbered or transferred, all or any portion of his or her stock, whether now or hereafter acquired, except in accordance with, and subject to, the terms of the agreements. In addition, upon a stockholder’s death, disability, or termination of employment, the stockholder’s stock, if it is presented to the respective company for sale, must be purchased by the respective company in accordance with, and subject to, the terms of the agreements.

Note 10. Contingencies

In the ordinary course of conducting business, the Group occasionally becomes involved in legal proceedings relating to contracts, environmental issues, or other matters. While any proceeding or litigation has an element of uncertainty, management of the Group believes that the outcome of any pending or threatened actions will not have a material adverse effect on the business or financial condition of the Group.

Note 11. Self-Funded Health Care Plan

Through March 31, 2002, C & H and APC had a self-funded health care plan which provided medical benefits to employees and their dependents. This health care cost was expensed as incurred. The health care expense was based upon actual claims paid, reinsurance premiums, administrative fees, and unpaid claims at year-end. C & H and APC purchased reinsurance to cover claims over $30,000 and $15,000, respectively, per employee per year, up to maximum aggregate attachment points. The plans were terminated March 31, 2002, and C & H and APC became covered under a fully insured plan as of April 1, 2002. All claims covered under the prior self-funded plans were paid as of December 31, 2002.

Total health care expense for C & H and APC for 2002 was $443,577. There was no liability necessary for estimated claims outstanding at December 31, 2002.

Note 12. Major Customer

In 2002, one major customer accounted for approximately 10% of net sales aggregating $4,202,107.

Through and including December 21, 2004 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions. We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current as of September 22, 2004.

$335,000,000

$185,000,000 8 1/8% Series B Senior Notes due 2011

$150,000,000 9 3/4% Series B Senior Subordinated Notes

due 2014

PROSPECTUS

September 22, 2004